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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 5, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alexander & Baldwin, Inc.
(Exact name of Registrant as specified in its charter)

Hawaii (State or other jurisdiction of incorporation)	6500 (Primary Standard Industrial Classification Code Number)	45-4849780 (I.R.S. Employer Identification Number)

822 Bishop Street
P.O. Box 3440, Honolulu, Hawaii 96801
(808) 525-6611
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Alyson J. Nakamura
Secretary and Assistant General Counsel
Alexander & Baldwin, Inc.
822 Bishop Street
P.O. Box 3440
Honolulu, Hawaii 96801
(808) 525-6611
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	David C. Hulihee President GPC Holdings, Inc. P.O. Box 78 Honolulu, Hawaii 96810 (808) 674-8383	Robert W. Kadlec Sidley Austin LLP 555 W. 5th Street, 40th Floor Los Angeles, California 90013 (213) 896-6000

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

           Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

           Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee

Common stock, without par value	6,565,080	N/A	$79,332,000	$10,820.88

(1)
This registration statement relates to the securities of the registrant issuable to holders of shares of GPC Holdings, Inc., a Hawaii corporation ("Grace Holdings"), in the proposed merger of Grace Holdings with and into A&B II, LLC, a direct, wholly owned subsidiary of the registrant, with A&B II, LLC continuing as the surviving entity.

(2)
Represents the estimated maximum number of shares of the registrant's common stock to be issued in connection with the merger, including shares issuable as a result of any tax adjustment to the merger consideration, as described herein.

(3)
Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended ("Securities Act"), and calculated pursuant to Rules 457(f)(2) and 457(f)(3) of the Securities Act based on the aggregate book value of Grace Holdings' common stock that may be canceled in the merger, less the cash consideration to be paid in the merger. Grace Holdings is a private company and no market exists for its securities.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        Alexander & Baldwin, Inc., a Hawaii corporation ("A&B"), A&B II, LLC, a Hawaii limited liability company and a wholly owned subsidiary of A&B ("Merger Sub"), Grace Pacific Corporation, a Hawaii corporation ("Grace"), GPC Holdings, Inc., a Hawaii corporation and a wholly owned subsidiary of Grace ("Grace Holdings"), and David C. Hulihee, in his capacity as the shareholders' representative, entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, providing for the merger of Grace Holdings with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of A&B. The consideration in the merger will consist of shares of A&B common stock and cash.

        The merger described above is subject to, among other conditions, Grace completing a restructuring in which it will separate its natural materials and construction businesses (the "Grace Businesses") from its petroleum and retail gasoline businesses, so that A&B will acquire only the Grace Businesses in the merger. As part of the restructuring, Grace, Grace Holdings, and GPC Merger Sub, Inc., a Hawaii corporation and a wholly owned subsidiary of Grace Holdings, will enter into a Holding Company Reorganization Agreement, pursuant to which GPC Merger Sub, Inc. will merge with and into Grace, with Grace surviving as a wholly owned subsidiary of Grace Holdings (the "Holding Company Reorganization"). Consummation of the Holding Company Reorganization is subject to the approval of Grace shareholders, which is not assured. As a result of the Holding Company Reorganization, holders of shares of Grace common stock will become holders of shares of Grace Holdings common stock. Following the Holding Company Reorganization, Grace will be converted into a limited liability company (the "LLC Conversion"). The Holding Company Reorganization and the LLC Conversion will be completed prior to effectiveness of A&B's registration statement on Form S-4, of which this proxy statement/prospectus forms a part.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JULY 5, 2013

SPECIAL MEETINGS OF SHAREHOLDERS
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

        Alexander & Baldwin, Inc. ("A&B") and GPC Holdings, Inc. ("Grace Holdings") have agreed to a strategic business combination pursuant to the terms of an Agreement and Plan of Merger, dated as of June 6, 2013, which we refer to as the merger agreement, that provides for the merger of Grace Holdings with and into A&B II, LLC, a direct, wholly owned subsidiary of A&B ("Merger Sub"), with Merger Sub continuing as the surviving entity. Prior to the merger, and as a condition to consummation of the merger, Grace Holdings will separate its natural materials and construction businesses (the "Grace Businesses") from its petroleum and retail gasoline businesses, so that A&B will acquire only the Grace Businesses in the merger.

        As a result of the merger, Grace Holdings shareholders will receive, in the aggregate, $235 million (or approximately $1,440 per share), subject to adjustment, consisting of a combination of shares of A&B common stock and cash. Subject to certain adjustments, 85% of the consideration will be paid in the form of shares of A&B common stock and 15% will be paid in cash. The number of shares of A&B common stock to be received by Grace Holdings shareholders will be determined at closing, subject to a "collar" limiting the maximum and minimum number of shares that A&B will issue in the merger. The collar is described below. A&B also will be assuming net debt at closing, projected to be approximately $42 million, but actual debt outstanding at closing is subject to fluctuation based on business requirements prior to closing.

        At the closing, if there are no adjustments to the merger consideration, the aggregate number of shares of A&B common stock to be issued at closing will be determined by dividing $199.75 million (which is 85% of $235 million) by the volume weighted average trading prices of A&B common stock on the New York Stock Exchange ("NYSE") for 20 consecutive trading days ending on the third trading day prior to the closing of the merger (the "Weighted Average Stock Price"). The Weighted Average Stock Price is subject to a collar of $31.50 and $37.50, which sets the maximum and minimum number of shares of A&B common stock that A&B will issue in the merger. If the Weighted Average Stock Price is $31.50 or less, A&B will issue approximately 6.341 million shares at the closing. If the Weighted Average Stock Price is $37.50 or greater, A&B will issue approximately 5.327 million shares at the closing.

        Accordingly, if there are no adjustments to the merger consideration or the mix of stock and cash, each share of Grace Holdings common stock will be converted into between approximately 32.65 and 38.87 shares of A&B common stock and approximately $216.05 in cash. A&B common stock is listed on the NYSE under the symbol "ALEX." If the Weighted Average Stock Price is $[    •    ], which was the closing price of A&B common stock on [    •    ], 2013, the last full trading day prior to the date of this proxy statement/prospectus, and no adjustments are required under the merger agreement, then the aggregate numbers of shares of A&B common stock issued at the closing would be [    •    ], and each share of Grace Holdings common stock would be converted into [    •    ] shares of A&B common stock and approximately $216.05 in cash. In addition, cash will be paid instead of issuing fractional shares of A&B common stock.

        An amount of cash equal to 12% of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders following the closing of the merger will be withheld pro rata from Grace Holdings shareholders and retained by A&B to secure any post-closing adjustment to the aggregate merger consideration and certain indemnification obligations of Grace Holdings shareholders pursuant to the merger agreement. These funds will be released by A&B in accordance with the terms set forth in the merger agreement. In addition, an amount of cash equal to $1 million of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders in the merger will be delivered to the shareholders' representative to cover the costs and expenses incurred by him in performing his duties as provided in the merger agreement. Any amounts not used, or retained for future use, by the shareholders' representative will be paid to Grace Holdings shareholders.

        Shareholders of A&B will be asked, at A&B's special meeting of shareholders, to approve the issuance of shares of A&B common stock in the merger. Shareholders of Grace Holdings will be asked, at Grace Holdings' special meeting of shareholders, to approve the merger agreement. Certain principal shareholders of Grace Holdings, holding approximately 71% of the outstanding shares of Grace Holdings common stock, have entered into a voting agreement with A&B pursuant to which they have agreed to vote their shares of Grace Holdings common stock in favor of the merger. As a result of the voting agreement, approval of the merger agreement by Grace Holdings shareholders is assured.

        The A&B Board of Directors (other than four directors who recused themselves) has unanimously determined that the issuance of shares of A&B common stock in the merger described above is advisable and in the best interests of A&B and its shareholders, and recommends that A&B shareholders vote "FOR" the proposal to approve the issuance of shares of A&B common stock in the merger.

        The Grace Holdings Board of Directors (other than two directors who recused themselves) has unanimously determined that the merger is advisable, fair to, and in the best interests of, Grace Holdings and its shareholders, and recommends that Grace Holdings shareholders vote "FOR" the proposal to approve the merger agreement.

        The dates, times and places of the special meetings are as follows:

For A&B shareholders:	For Grace Holdings shareholders:
[•], 2013	[•], 2013
[•] a.m., Honolulu time	[•] a.m., Honolulu time
[location]	[location]
[address]	[address]
[City, State, Zip]	[City, State, Zip]

        This proxy statement/prospectus provides you with information about A&B, Grace Holdings and the proposed transaction. We encourage you to read the entire proxy statement/prospectus carefully.

Stanley M. Kuriyama	David C. Hulihee
Chairman and Chief Executive Officer	President
Alexander & Baldwin, Inc.	GPC Holdings, Inc.

        For a discussion of significant matters that should be considered before voting at the special meetings, see "Risk Factors" beginning on page 29.

        Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved the A&B common stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated [    •    ], 2013, and is first being mailed to shareholders of A&B and Grace Holdings on or about [    •    ], 2013.

        This proxy statement/prospectus is not an offer to sell these securities, nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

ALEXANDER & BALDWIN, INC.
822 Bishop Street
P.O. Box 3440, Honolulu, Hawaii 96801

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [    •    ], 2013

        A special meeting of shareholders of Alexander & Baldwin, Inc. ("A&B") will be held at [    •    ], at [    •    ], Honolulu time, on [    •    ], to consider and vote upon the following proposals:

        Proposal No. 1.    A proposal, which we refer to as the "share issuance proposal," to approve the issuance of shares of A&B common stock in the merger of GPC Holdings, Inc., a Hawaii corporation ("Grace Holdings"), with and into A&B II, LLC, a Hawaii limited liability company and a wholly owned subsidiary of A&B ("Merger Sub"), as contemplated by the Agreement and Plan of Merger, dated as of June 6, 2013, which we refer to as the merger agreement, by and among A&B, Merger Sub, Grace Pacific Corporation, a Hawaii corporation (now Grace Pacific LLC, a Hawaii limited liability company and a wholly owned subsidiary of Grace Holdings) ("Grace"), Grace Holdings and David C. Hulihee, in his capacity as the shareholders' representative. The merger agreement is included in the accompanying proxy statement/prospectus as Annex A.

        Proposal No. 2.    A proposal, which we refer to as the "adjournment proposal," to approve, if necessary, the adjournment of the A&B special meeting to solicit additional proxies in favor of the share issuance proposal.

        No other matters of business are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

        The A&B Board of Directors (other than four directors who recused themselves) has unanimously determined that the issuance of shares of A&B common stock in the merger described above is advisable and in the best interests of A&B and its shareholders, and recommends that A&B shareholders vote "FOR" the share issuance proposal and "FOR" the adjournment proposal.

        The A&B Board of Directors has fixed [    •    ], 2013 as the record date for the A&B special meeting. Only holders of record of shares of A&B common stock at the close of business on the record date are entitled to notice of, and to vote at, the A&B special meeting and any adjournment or postponement thereof. A&B shareholders will be asked at the meeting to present valid photo identification. Shareholders holding stock in brokerage accounts must present a copy of a brokerage statement reflecting A&B stock ownership as of the record date.

        Your vote is important. The approval of the share issuance proposal is a condition to completion of the merger. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, you may vote via the Internet, by telephone or by signing, dating and mailing the enclosed proxy card. Specific instructions for shareholders of record who wish to use Internet or telephone voting procedures are included in the enclosed proxy statement/prospectus. Any shareholder attending the special meeting may vote in person even if a proxy has been returned.

By Order of the Board of Directors,

Alyson J. Nakamura
Corporate Secretary

[    •    ], 2013

GPC HOLDINGS, INC.
949 Kamokila Boulevard, Suite 100
Kapolei, Hawaii 96707

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [    •    ], 2013

        A special meeting of shareholders of GPC Holdings, Inc. ("Grace Holdings"), will be held at [    •    ], at [    •    ], Honolulu time, on [    •    ], 2013 to consider and vote upon a proposal, which we refer to as the "merger proposal," to approve the Agreement and Plan of Merger, dated as of June 6, 2013, by and among Alexander & Baldwin, Inc., a Hawaii corporation ("A&B"), A&B II, LLC, a Hawaii limited liability company and a wholly owned subsidiary of A&B, Grace Pacific Corporation, a Hawaii corporation (now Grace Pacific LLC, a Hawaii limited liability company and a wholly owned subsidiary of Grace Holdings), Grace Holdings and David C. Hulihee, in his capacity as the shareholders' representative.

        No other matters of business are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

        The Grace Holdings Board of Directors (other than two directors who recused themselves) has unanimously determined that the merger is advisable, fair to, and in the best interests of, Grace Holdings and its shareholders, and recommends that Grace Holdings shareholders vote "FOR" the merger proposal.

        The Grace Holdings Board of Directors has fixed [    •    ], 2013 as the record date for the Grace Holdings special meeting. Only holders of record of shares of Grace Holdings common stock at the close of business on the record date are entitled to notice of, and to vote at, the Grace Holdings special meeting and any adjournment or postponement thereof.

        Certain principal shareholders of Grace Holdings, holding approximately 71% of the outstanding shares of Grace Holdings common stock, have entered into a voting agreement with A&B, pursuant to which they have agreed to vote their shares of Grace Holdings common stock in favor of the merger. As a result of the voting agreement, approval of the merger proposal is assured.

        Your vote is important. The approval of the merger proposal is a condition to completion of the merger. Regardless of whether you plan to attend the special meeting, please vote as soon as possible by completing, signing, dating and returning the enclosed proxy card. Any shareholder attending the special meeting may vote in person even if a proxy has been returned.

By Order of the Board of Directors,

Sincerely,

Robert M. Creps
Secretary

[    •    ], 2013

ADDITIONAL INFORMATION

        As permitted under the rules of the Securities and Exchange Commission, or the SEC, this proxy statement/prospectus incorporates important business and financial information about A&B from documents that are not included in or delivered with this document. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See the section entitled "Where You Can Find More Information" beginning on page 152. You may also obtain copies of these documents, without charge, from Alexander & Baldwin, Inc. by writing or calling

Alexander & Baldwin, Inc.
822 Bishop Street
Honolulu, Hawaii 96813
Attention: Suzy P. Hollinger—Director, Investor Relations
Telephone: (808) 525-6611

        You also may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from A&B's proxy solicitor at the following address and telephone number:

Morrow & Co., LLC
470 West Avenue
Stamford, Connecticut 06902
Banks and Brokerage Firms, Please Call: (203) 658-9400
Holders Call Toll Free: (888) 813-7566

        To receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than [    •    ], 2013.

 ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the SEC, constitutes a prospectus of A&B under Section 5 of the Securities Act of 1933, as amended ("Securities Act"), with respect to the shares of A&B common stock to be issued to Grace Holdings shareholders in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules thereunder, and a notice of meeting with respect to the special meeting of A&B shareholders to consider and vote upon the share issuance proposal and the adjournment proposal.

        Except as otherwise provided herein, all descriptions of and calculations made under the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, assume that no Grace Holdings shareholders exercise dissenters' rights under Hawaii law. A copy of the Hawaii statutory provisions relating to dissenters' rights is included as Annex C to this proxy statement/prospectus, and a summary of these provisions can be found in the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Dissenters' Rights."

        You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part to vote on the proposals being presented at the A&B and Grace Holdings special meetings. No one has been authorized to provide you with information that is different from what is contained in this document or in the incorporated documents.

        This proxy statement/prospectus is dated [    •    ], 2013. You should not assume the information contained in this proxy statement/prospectus is accurate as of any date other than this date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of the A&B common stock pursuant to the merger implies that information is accurate as of any other date.

        To facilitate the reading of this proxy statement/prospectus, in referring to "we," "us" and other first person declarations, we are referring to both A&B and Grace Holdings or, in some instances, the combined company as it would exist following the completion of the merger.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

        Unless the context otherwise requires, references in this proxy statement/prospectus to the "merger" refer to the merger of Grace Holdings with and into Merger Sub, as further described in the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger" beginning on page 46. Unless otherwise indicated, references in this proxy statement/prospectus to the subsidiaries of Grace Holdings refer to all subsidiaries of Grace Holdings excluding Koko'oha Investments, Inc., a Hawaii corporation ("KI"), which owns the petroleum and retail gasoline businesses that will be distributed to Grace Holdings shareholders prior to the merger and, consequently, will not be acquired by A&B.

 What is the merger?

        A&B and Grace Holdings have entered into a merger agreement that contains the terms and conditions of the proposed acquisition of Grace by A&B. Under the merger agreement, Grace Holdings will merge with and into Merger Sub, a wholly owned subsidiary of A&B, with Merger Sub continuing as the surviving entity. For a more complete description of the merger, see the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger" beginning on page 46. A copy of the merger agreement is included as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully.

What are the reasons for the merger?

        The principal factors and risks considered by the A&B Board of Directors in reaching its conclusion to approve the merger and to recommend that the A&B shareholders approve the issuance of shares of A&B common stock in the merger, and the principal factors and risks considered by the Grace Holdings Board of Directors in reaching its conclusion to approve the merger and to recommend that the Grace Holdings shareholders approve the merger agreement are discussed, respectively, in the sections entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—A&B's Reasons for the Merger" beginning on page 52 and "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—Grace's Reasons for the Merger" beginning on page 56.

What is the Grace Separation?

        As a condition to consummating the merger, Grace Holdings has agreed to separate its natural materials and construction businesses (the "Grace Businesses") from its petroleum and retail gasoline businesses (the "Petroleum Businesses"), so that A&B will acquire only the Grace Businesses in the merger.

        To facilitate the separation described above, Grace Holdings, Grace Pacific Corporation, a Hawaii corporation and the former parent of Grace Holdings, and GPC Merger Sub, Inc., a Hawaii corporation and a wholly owned subsidiary of Grace Holdings, entered into a Holding Company Reorganization Agreement, dated [    •    ], 2013, pursuant to which GPC Merger Sub, Inc. merged with and into Grace Pacific Corporation, with Grace Pacific Corporation surviving as a wholly owned subsidiary of Grace Holdings (the "Holding Company Reorganization"). The Holding Company Reorganization was approved by the shareholders of Grace Pacific Corporation on [    •    ], 2013 and was consummated on the same date. Following the Holding Company Reorganization, Grace Pacific Corporation converted into a limited liability company under Hawaii law and changed its name to "Grace Pacific LLC" (the "LLC Conversion").

        In order to complete the separation of the Petroleum Businesses, Grace Holdings, Grace Pacific LLC and KI will enter into a Separation Agreement pursuant to which all of the shares of KI, the subsidiary of Grace Holdings that holds the Petroleum Businesses, will be distributed to Grace Holdings shareholders on a pro rata basis (the "Grace Separation"). The Holding Company Reorganization, the LLC Conversion and the Grace Separation are together referred to in this proxy statement/prospectus as the "Restructuring."

 Why am I receiving this proxy statement/prospectus?

        You are receiving this proxy statement/prospectus because you have been identified as a shareholder of either A&B or Grace Holdings, and you are entitled to vote at the applicable company's special meeting. This document serves as both a proxy statement of A&B and Grace Holdings, used to solicit proxies for their respective special meetings, and as a prospectus of A&B, used to offer shares of A&B common stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the special meetings of the respective shareholders of A&B and Grace Holdings, and you should read it carefully.

What will Grace Holdings shareholders receive in the merger?

        As a result of the merger, Grace Holdings shareholders will receive, in the aggregate, $235 million (or approximately $1,440 per share), subject to adjustment, consisting of a combination of shares of A&B common stock and cash. Subject to certain adjustments, 85% of the consideration will be paid in the form of shares of A&B common stock and 15% will be paid in cash. The number of shares of A&B common stock to be received by Grace Holdings shareholders will be determined at closing, subject to a collar limiting the maximum and minimum number of shares that A&B will issue in the merger. The collar is described below.

        At the closing, if there are no adjustments to the merger consideration, the aggregate number of shares of A&B common stock to be issued at closing will be determined by dividing $199.75 million (which is 85% of $235 million) by the Weighted Average Stock Price. The Weighted Average Stock Price is subject to a collar of $31.50 and $37.50, which sets the maximum and minimum number of shares of A&B common stock that A&B will issue in the merger. If the Weighted Average Stock Price is $31.50 or less, A&B will issue approximately 6.341 million shares at the closing. If the Weighted Average Stock Price is $37.50 or greater, A&B will issue approximately 5.327 million shares at the closing. Accordingly, if there are no adjustments to the merger consideration or the mix of stock and cash, each share of Grace Holdings common stock will be converted into between approximately 32.65 and 38.87 shares of A&B common stock and approximately $216.05 in cash. In addition, cash will be paid instead of issuing fractional shares of A&B common stock.

        The aggregate merger consideration may be adjusted based on the amount of Grace Holdings' shareholders' equity at closing. The aggregate merger consideration of $235 million will be decreased on a dollar for dollar basis if, and to the extent by which, Grace Holdings' shareholders' equity is less than $113 million as of the closing date of the merger, as determined in accordance with the merger agreement.

        In certain circumstances, the proportion of the consideration to be paid in cash may be reduced in order to ensure that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, as amended from time to time, and any successor law (the "Code") and that the cash portion of the consideration does not exceed 17% of the total consideration, as determined based on the price of A&B common stock on the closing date of the merger. In no event will the cash portion of the consideration be less than 12% of the aggregate merger consideration prior to any adjustment.

        For a more complete description of what Grace Holdings shareholders will receive in the merger, see the section entitled "The Merger Agreement—Merger Consideration" beginning on page 73 and the merger agreement attached to this proxy statement/prospectus as Annex A.

 Is any portion of the merger consideration otherwise payable to Grace Holdings shareholders being held back?

        Yes. An amount of cash equal to 12% of the merger consideration otherwise deliverable to Grace Holdings shareholders following the closing of the merger (the "Holdback Amount") will be withheld pro rata from Grace Holdings shareholders and retained by A&B to secure any adjustment to the merger consideration and certain indemnification obligations of Grace Holdings shareholders pursuant to the merger agreement. These funds will be released by A&B in accordance with the terms set forth in the merger agreement.

        In addition, an amount of cash equal to $1 million of the merger consideration otherwise deliverable to Grace Holdings shareholders in the merger will be delivered to David C. Hulihee, in his capacity as the shareholders' representative (the "Shareholders' Representative"), to be used to pay the costs and expenses incurred by him in performing his duties. These funds will be used and disbursed by the Shareholders' Representative in accordance with the terms set forth in the merger agreement. Any amounts not used, or retained for future use, by the Shareholders' Representative will be paid to Grace Holdings shareholders upon the release of any and all remaining portions of the Holdback Amount.

        For more information, see the section entitled "The Merger Agreement—Holdback Amount; Shareholders' Representative Expense Fund" on page 74 and the merger agreement attached to this proxy statement/prospectus as Annex A.

Will my rights as an A&B shareholder be different than my rights as a Grace Holdings shareholder?

        Yes. Upon completion of the merger, each Grace Holdings shareholder who does not exercise dissenters' rights will become an A&B shareholder. There are important differences between the rights of shareholders of A&B and shareholders of Grace Holdings. A description of these differences can be found in the section entitled "Comparison of Shareholders' Rights" beginning on page 144.

What risks should I consider in deciding whether to vote in favor of the proposals being submitted to the shareholders of A&B and Grace Holdings?

        You should carefully review the section entitled "Risk Factors" beginning on page 29, which presents risks and uncertainties related to the merger, A&B and the Grace Businesses.

Will the merger affect my U.S. federal income taxes?

        In general, the conversion of shares of Grace Holdings common stock into A&B common stock in the merger will be tax-free to U.S. holders of Grace Holdings common stock for United States federal income tax purposes. However, each U.S. holder of Grace Holdings common stock generally will recognize gain (but not loss) in an amount limited to the amount of cash received in the merger (including the holder's pro rata portion of the Shareholders' Representative Expense Fund Residual, if any, and cash received by such holder from payments, if any, of the Holdback Amount (in each case, other than payments treated as interest, which will be taxable as ordinary income)). Additionally, each U.S. holder of Grace Holdings common stock will recognize gain or loss on any cash received instead of fractional shares of A&B's common stock. If a U.S. holder of Grace Holdings common stock acquired different blocks of Grace common stock (converted into Grace Holdings common stock in the Restructuring) at different times or at different prices, any gain or loss will be determined separately with respect to each block of such Grace Holdings common stock.

        Tax consequences of the merger are complex and depend on the facts of your individual situation. You should read the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 127. Because individual circumstances may differ, you are urged to consult with your own tax advisor concerning the specific tax consequences of the merger to you, including any state, local or foreign tax consequences of the merger.

When do you expect to complete the merger?

        A&B and Grace Holdings anticipate that the completion of the merger will occur on or about [    •    ] 2013, but the exact timing cannot be predicted. For more information, see the section entitled "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 92.

What happens if the merger is not completed?

        If the merger is not completed, shares of A&B common stock will not be issued and holders of Grace Holdings common stock will not receive any consideration for their shares in connection with the merger. Instead, Grace Holdings will remain an independent company.

If the merger is not completed, will Grace Holdings still complete the Grace Separation?

        No. Grace Holdings has undertaken to complete the Grace Separation in order to facilitate, and as a condition to, the merger. If the merger is not completed, Grace Holdings does not intend to complete the Grace Separation.

What do I need to do now?

        After carefully reading and considering the information contained in this proxy statement/prospectus, please submit a proxy to vote your shares as soon as possible so that your shares can be voted at the special meeting of A&B shareholders or the special meeting of Grace Holdings shareholders, as applicable.

 QUESTIONS AND ANSWERS ABOUT THE A&B SPECIAL MEETING

When and where is the A&B special meeting?

        The special meeting of A&B shareholders will be held on [    •    ], 2013 at [    •    ] a.m., Honolulu time, at [    •    ].

Who may attend the A&B special meeting?

        All A&B shareholders as of the record date are invited to attend the special meeting. If you are the beneficial owner of shares held in the name of your broker, bank or other nominee, you must bring proof of ownership as of the record date (e.g., a current broker's statement) in order to be admitted to the special meeting. Shareholders will be asked to present valid photo identification.

Who is entitled to vote at the A&B special meeting?

        You are entitled to receive notice of, and to vote at, the A&B special meeting if you own shares of A&B common stock at the close of business on [    •    ], 2013, the record date for the A&B special meeting. At the close of business on the record date, there were [    •    ] shares of A&B common stock issued and outstanding.

What are A&B shareholders being asked to vote on?

        A&B shareholders are being asked to vote on a proposal, which we refer to as the "share issuance proposal," to approve the issuance of A&B common stock to Grace Holdings shareholders in the merger and on a proposal, which we refer to as the "adjournment proposal," to approve, if necessary, the adjournment of the A&B special meeting to solicit additional proxies in favor of the share issuance proposal. Pursuant to the terms of the merger agreement, the approval of the issuance of A&B common stock must be obtained in order for the merger to be completed.

Why is shareholder approval needed to approve the issuance of A&B common stock in the merger?

        A&B is seeking shareholder approval of the issuance of A&B common stock in the merger in order to comply with the rules of the NYSE. Those rules require shareholder approval prior to the issuance of common stock in any transaction to a director, officer or substantial shareholder of A&B if the number of shares of common stock to be issued to that person exceeds 1% of the currently issued and outstanding shares of common stock or 1% of the voting power outstanding before the issuance. In connection with the merger, Walter A. Dods, Jr., a director of A&B and a holder of approximately 11.5% of the shares of Grace Holdings common stock, will receive in the merger a number of shares of A&B common stock equal to between approximately 1.4% and 1.7% of the currently issued and outstanding shares of A&B common stock. Accordingly, the issuance of A&B common stock in the merger requires the approval of A&B shareholders.

Why did four A&B directors recuse themselves from the A&B Board of Directors' consideration of the merger?

        Two A&B directors, Walter A. Dods, Jr. and Jeffrey N. Watanabe, are also directors and shareholders of Grace. Robert S. Harrison is president and chief executive officer of First Hawaiian Bank, which has a lending relationship with Grace. Eric K. Yeaman is president and chief executive officer of a company on whose board Mr. Dods serves as a member of the compensation committee. Due to these potential conflicts of interest, these four directors recused themselves from the A&B Board of Directors' consideration of the merger. For administrative reasons, the A&B Board of Directors established a special committee, consisting of the remaining members of the Board of Directors, whom the Board of Directors determined to be independent and disinterested, to review and evaluate the merger and make a recommendation to the Board of Directors to approve or disapprove the merger.

How does the A&B Board of Directors recommend that A&B shareholders vote?

        After careful consideration and acting upon the unanimous recommendation of the special committee, the A&B Board of Directors (other than four directors who recused themselves) unanimously recommends that A&B shareholders vote "FOR" the share issuance proposal and "FOR" the adjournment proposal. For a description of the reasons underlying the recommendations of the A&B Board of Directors, see the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—A&B's Reasons for the Merger" beginning on page 52, and the section entitled "The A&B Adjournment Proposal" on page 99.

What constitutes a quorum for the A&B special meeting?

        In order to take action on the proposals at the A&B special meeting, a quorum, consisting of the holders of a majority of the issued and outstanding shares entitled to vote as of the record date, must be present in person or by proxy. Abstentions will be counted as shares that are present for purposes of determining quorum at the A&B special meeting.

How do I vote by proxy before the special meeting?

        If you are a shareholder of record of A&B, you may submit a proxy by telephone, via the Internet or by mail. By casting your vote in any of these three ways, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions. You may also attend the special meeting and vote in person.

        If you hold your stock in "street name" through a bank, broker or other nominee, you must provide instructions on voting to your broker, bank, trust or other nominee holder.

What is the difference between a "shareholder of record" and a "street name" holder?

        These terms describe how your shares are held. If your shares are registered directly in your name with our independent transfer agent and registrar, Computershare Shareowner Services LLC, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder and you are considered the "beneficial owner" of the shares. As the beneficial owner of shares, you have the right to direct your broker, trustee or nominee how to vote your shares, and you will receive separate instructions from your broker, bank or other holder of record describing how to vote your shares.

If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

        No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Can I vote my shares in person at the special meeting?

        Yes. If you decide to join us in person at the special meeting and you are a "shareholder of record," you may vote your shares in person at the special meeting. If you hold your shares as a "street name" holder, you must obtain a proxy from your broker, bank, trust or other nominee, giving you the right to vote the shares at the special meeting.

 What is the vote required to approve each proposal at the A&B special meeting?

        Pursuant to the rules of the NYSE, approval of the share issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of A&B common stock, provided that the total votes cast (including abstentions) must represent a majority of the shares of A&B common stock entitled to vote on the proposal. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the special meeting and present in person or represented by proxy.

Can I change my vote after I have submitted a proxy?

        Yes. You may revoke your proxy at any time before it is exercised by:

  •
  delivering to the Corporate Secretary a written notice of revocation, dated later than the proxy, before the vote is taken at the special meeting;

  •
  delivering to the Corporate Secretary an executed proxy bearing a later date, before the vote is taken at the special meeting;

  •
  submitting a proxy on a later date by telephone or via the Internet (only your last telephone or Internet proxy will be counted), before 2:00 a.m., Eastern Daylight Time, on [    •    ], 2013 (8:00 p.m., Honolulu Time, on [    •    ], 2013); or

  •
  attending the special meeting and voting in person (your attendance at the special meeting, in and of itself, will not revoke the proxy).

        Any written notice of revocation, or later dated proxy, should be delivered to:

Alyson J. Nakamura
Secretary and Assistant General Counsel
Alexander & Baldwin, Inc.
822 Bishop Street
Honolulu, Hawaii 96813
(808) 525-6611

        Alternatively, you may hand deliver a written revocation notice, or a later dated proxy, to the Corporate Secretary at the special meeting before voting begins.

        If your shares are held in "street name" by a bank, broker or other nominee, you must follow the instructions provided by the bank, broker or other nominee if you wish to change your vote.

How will my shares be voted if I give my proxy but do not specify how my shares should be voted?

        If you provide specific voting instructions, your shares will be voted at the special meeting in accordance with your instructions. If you hold shares in your name and sign and return a proxy card without giving specific voting instructions, your shares will be voted "FOR" each of the proposals in accordance with the A&B Board of Directors' recommendations.

What happens if I don't vote or abstain from voting?

        The failure to submit a proxy or to otherwise appear at the A&B special meeting could be a factor in establishing a quorum for the special meeting, which is required to transact business at the meeting. The failure to vote, either by proxy or in person, may make it more difficult for A&B to meet the NYSE requirement that the total votes cast on the share issuance proposal represent a majority of the shares of A&B common stock entitled to vote, but will not otherwise have an effect on the share issuance proposal or the adjournment proposal, provided there is a quorum for the special meeting.

Abstaining from voting on either proposal will have the same effect as a vote "AGAINST" the proposal.

Am I entitled to dissenters' rights?

        No. A&B shareholders are not entitled to dissenters' rights in connection with the issuance of shares of A&B common stock in the merger.

Who will conduct the proxy solicitation and how much will it cost?

        A&B is soliciting proxies from A&B shareholders on behalf of the A&B Board of Directors and will pay for all costs incurred by it in connection with the solicitation. In addition to solicitation by mail, the directors, officers and employees of A&B and its subsidiaries may solicit proxies from shareholders in person or by telephone, facsimile or email without additional compensation other than reimbursement for their actual expenses.

        A&B has retained Morrow & Co., LLC, a proxy solicitation firm, to assist A&B in the solicitation of proxies for the special meeting. A&B will pay Morrow & Co., LLC a fee of approximately $12,500 and reimburse the firm for reasonable out-of-pocket expenses.

        Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and A&B will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with the forwarding of solicitation materials to the beneficial owners of A&B stock.

Who should I call with questions?

        If you have any questions regarding voting your A&B shares or the A&B special meeting, you may call Alyson J. Nakamura at (808) 525-6611 or Morrow & Co., LLC, A&B's proxy solicitor, collect at (203) 658-9400 or toll-free at (888) 813-7566.

QUESTIONS AND ANSWERS ABOUT THE GRACE HOLDINGS SPECIAL MEETING

When and where is the Grace Holdings special meeting?

        The special meeting of Grace Holdings shareholders will be held on [    •    ], 2013 at [    •    ] a.m., Honolulu time, at [    •    ].

Who may attend the Grace Holdings special meeting?

        All Grace Holdings shareholders are invited to attend the Grace Holdings special meeting. Shareholders of record can vote in person at the special meeting.

Who is entitled to vote at the Grace Holdings special meeting?

        You are entitled to receive notice of, and to vote at, the Grace Holdings special meeting if you own shares of Grace Holdings common stock at the close of business on [    •    ], 2013, the record date for the Grace Holdings special meeting. At the close of business on the record date, there were 163,155 shares of Grace Holdings common stock issued and outstanding.

What are Grace Holdings shareholders being asked to vote on?

        Grace Holdings shareholders are being asked to vote on a proposal, which we refer to as the "merger proposal," to approve the merger agreement. Pursuant to the terms of the merger agreement, the approval of the merger proposal must be obtained in order for the merger to be completed.

Are Grace Holdings shareholders being asked to vote on the Grace Separation?

        No. Shareholder approval of the Grace Separation is not required and Grace Holdings shareholders are not being asked to vote on the Grace Separation. Grace Holdings shareholders are only being asked to approve the merger proposal.

Why did the Grace Board of Directors establish a special committee?

        The Board of Directors of Grace recognized that certain of its members, including members who were also directors and shareholders of A&B, might have conflicts of interest in relation to the merger. Accordingly the Grace Board of Directors established a special committee, consisting of members of the Board of Directors whom the Board of Directors determined to be independent and disinterested, to review and evaluate the merger and make a recommendation to the Board of Directors to approve or disapprove the merger.

How does the Grace Holdings Board of Directors recommend that Grace Holdings shareholders vote?

        After careful consideration, and acting upon the unanimous recommendation of the special committee of the Grace Board of Directors, the Grace Holdings Board of Directors (other than two directors who recused themselves) unanimously recommends that Grace Holdings shareholders vote "FOR" the merger proposal. For a description of the reasons underlying the recommendations of the Grace Holdings Board of Directors, see the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—Grace's Reasons for the Merger" beginning on page 56.

What constitutes a quorum for the Grace Holdings special meeting?

        In order to take action on the proposals at the Grace Holdings special meeting, a quorum, consisting of the holders of a majority of the issued and outstanding shares entitled to vote as of the record date, must be present in person or by proxy. Abstentions will be counted as shares that are present for purposes of determining quorum at the Grace Holdings special meeting.

How do I vote?

        If you are a shareholder of record, you may submit a proxy by completing, signing, dating and returning the enclosed proxy card in the postage paid envelope. By submitting your proxy by mail, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions. You may also attend the special meeting and vote in person. Grace Holdings common stock held in Grace's 401(k) plans will be voted by the plans' trustees.

What is the vote required to approve the merger proposal at the Grace Holdings special meeting?

        Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Grace Holdings common stock entitled to vote at the special meeting.

Have any Grace Holdings shareholders agreed to vote their shares in favor of the merger proposal?

        Yes. RCCI Management, LLC, Waikoloa Heights Investment Partners, David C. Hulihee, Walter A. Dods, Jr. and Bill D. Mills, principal shareholders of Grace Holdings (the "Principal Shareholders") collectively holding 115,200 shares of Grace Holdings common stock, or approximately 71% of the outstanding shares of Grace Holdings common stock as of the record date, have entered into a voting agreement with A&B. Messrs. Hulihee, Dods and Mills are also directors of Grace Holdings. Pursuant to the voting agreement, the Principal Shareholders have agreed to vote their shares of Grace Holdings common stock in favor of the merger proposal, and against any proposal that would interfere with the merger or any of the other transactions contemplated by the merger agreement. As a result of the voting agreement, the approval of the merger proposal is assured. For additional information on the voting agreement, see the section entitled "Other Agreements—Voting Agreement" on page 98.

Can I vote my shares in person at the special meeting?

        Yes. If you decide to join us in person at the special meeting and you are a "shareholder of record," you may vote your shares in person at the special meeting.

Can I change my vote after I have submitted a proxy?

        Yes. You may revoke your proxy at any time before it is exercised by: (a) delivering to Robert M. Creps, the Secretary, a written notice of revocation, dated later than the proxy, before the vote is taken at the special meeting; (b) delivering to the Secretary an executed proxy bearing a later date, before the vote is taken at the special meeting; or (c) attending the special meeting and voting in person (your attendance at the special meeting, in and of itself, will not revoke the proxy). Alternatively, you may hand deliver a written revocation notice, or a later dated proxy, to the Secretary at the special meeting before voting begins.

What happens if I don't vote or abstain from voting?

        The failure to submit a proxy or to otherwise appear at the Grace Holdings special meeting could be a factor in establishing a quorum for the special meeting, which is required to transact business at the meeting. The failure to vote, either by proxy or in person, or abstaining from voting, will have the same effect as a vote "AGAINST" the merger proposal.

 If I am a Grace Holdings shareholder, should I send in my Grace Holdings stock certificates now?

        No. You should not send in your Grace Holdings stock certificates at this time. After the merger is completed, A&B will send you instructions informing you how to effect the surrender of your Grace Holdings common stock certificates in exchange for the merger consideration. Any shares of A&B common stock you receive in the merger will be issued in book-entry form.

Am I entitled to dissenters' rights?

        Under Hawaii corporate law, holders of Grace Holdings common stock are entitled to dissenters' rights in connection with the merger. For more information, see the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Dissenters' Rights" beginning on page 71.

How do I exercise my dissenters' rights?

        Before the vote is taken on the merger proposal at the Grace Holdings special meeting, you must deliver to Grace Holdings a written notice of your intent to demand payment for your shares of Grace Holdings common stock if the merger is effectuated. You must not vote in favor of the merger proposal or you will forfeit your dissenters' rights. In addition, you must comply with the applicable provisions of Hawaii law. A copy of the Hawaii statutory provisions relating to dissenters' rights is included as Annex C to this proxy statement/prospectus, and a summary of these provisions can be found in the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Dissenters' Rights" beginning on page 71.

Who should I call with questions?

        If you have any questions regarding voting your shares or the Grace Holdings special meeting, you may call Robert M. Creps at (808) 674-8383.

SUMMARY

        This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which we refer to fully understand the merger and the related transactions. See "Where You Can Find More Information" beginning on page 152. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

 Information About the Companies (page 100)

        Alexander & Baldwin, Inc. (page 100).     Alexander & Baldwin, Inc., which we refer to as A&B, is a premier Hawaii-focused land company with interests in real estate development, real estate leasing and agribusiness. The principal executive offices of A&B are located at 822 Bishop Street, Honolulu, Hawaii 96813, and its telephone number is (808) 525-6611.

        A&B II, LLC (page 100).     A&B II, LLC, which we refer to as Merger Sub, is a direct, wholly owned subsidiary of A&B, and was formed under Hawaii law solely for the purpose of completing the merger. The principal executive offices of A&B II, LLC are located at 822 Bishop Street, Honolulu, Hawaii 96813, and its telephone number is (808) 525-6611.

        GPC Holdings, Inc. (page 100).     GPC Holdings, Inc., which we refer to as Grace Holdings, is a newly formed holding company that conducts all of its operations through its direct subsidiary, Grace. Grace is a vertically integrated natural materials, construction services, and petroleum distribution company in the State of Hawaii. Prior to [    •    ], 2013, Grace Holdings was a wholly owned subsidiary of Grace. As of [    •    ], as a result of the Holding Company Reorganization, Grace Holdings became the direct parent of Grace. Prior to the merger, Grace Holdings will separate the Grace Businesses from the Petroleum Businesses, so that A&B will acquire only the Grace Businesses in the merger.

        Grace has a leading market position in asphalt paving and in the production of asphaltic concrete and is one of the largest producers of aggregate in the State of Hawaii. Grace owns two quarries—one on the island of Oahu and one on the island of Molokai—available for the production of basalt aggregate. In addition, Grace is an importer of liquid asphalt and the majority owner of one of two liquid asphalt distributors in the State of Hawaii and is the majority owner of the only architectural precast/prestressed concrete manufacturer and supplier in the state. With its vertically integrated business model, Grace is better able to manage costs and compete more effectively for contracts and, as of March 31, 2013, had a contract backlog of nearly $200 million. The Grace Businesses are expected to be complementary to A&B's real estate and land stewardship activities and are expected to benefit from future growth in the Hawaiian economy and its construction and infrastructure sectors.

        The principal executive offices of Grace Holdings are located at 949 Kamokila Boulevard, Suite 100, Kapolei, Hawaii 96707, and its telephone number is (808) 674-8383.

The A&B Special Meeting (page 39)

        The special meeting of A&B shareholders will be held on [    •    ], 2013 at [    •    ], Honolulu time, at [    •    ]. At the special meeting, A&B shareholders will be asked to:

  •
  approve the issuance of shares of A&B common stock in the merger of Grace Holdings with and into Merger Sub, as contemplated by the merger agreement; and

  •
  approve, if necessary, the adjournment of the A&B special meeting to solicit additional proxies in favor of the share issuance proposal.

        No other matters of business are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

        Only holders of record at the close of business on [    •    ], 2013 will be entitled to vote at the special meeting. Each share of A&B common stock is entitled to one vote. As of the record date, [    •    ] shares of A&B common stock were outstanding.

        Approval of the share issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of A&B common stock, provided that the total votes cast (including abstentions) must represent a majority of the shares of A&B common stock entitled to vote on the proposal. Abstentions will have the same effect as a vote "AGAINST" this proposal. The failure to vote, either by proxy or in person, may make it more difficult for A&B to meet the requirement that the total votes cast on the proposal represent a majority of the shares of A&B common stock entitled to vote, but will not otherwise have an effect on this proposal.

        Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the special meeting and present in person or represented by proxy. Abstentions will have the same effect as a vote "AGAINST" this proposal. However, the failure to vote, either by proxy or in person, will have no effect on this proposal.

        As of the record date, directors and executive officers of A&B, and their affiliates, had the right to vote [    •    ] shares of A&B common stock, or [    •    ]% of the outstanding shares of A&B common stock at that date. A&B currently expects that each of these individuals will vote their shares of A&B common stock in favor of the proposals to be presented at the special meeting.

The Grace Holdings Special Meeting (page 43)

        The special meeting of Grace Holdings shareholders will be held on [    •    ], 2013 at [    •    ], Honolulu time, at [    •    ]. At the special meeting, Grace Holdings shareholders will be asked to approve the Agreement and Plan of Merger, dated as of June 6, 2013, by and among A&B, Merger Sub, Grace Holdings, Grace and the Shareholders' Representative.

        No other matters of business are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

        Only holders of record at the close of business on [    •    ], 2013 will be entitled to vote at the special meeting. Each share of Grace Holdings common stock is entitled to one vote. As of the record date, 163,155 shares of Grace Holdings common stock were outstanding. Of those shares, 11,180 are held in Grace's 401(k) plans and will be voted by the plans' trustees.

        Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Grace Holdings common stock entitled to vote at the special meeting. Because approval of the merger proposal is based on the affirmative vote of a majority of shares outstanding, a Grace Holdings shareholder's failure to vote or abstention will have the same effect as a vote "AGAINST" the merger proposal.

        As of the record date, directors and executive officers of Grace Holdings, and their affiliates, had the right to vote 147,790 shares of Grace Holdings common stock (excluding the shares held in Grace's 401(k) plans) or approximately 90.6% of the outstanding shares of Grace Holdings common stock at that date. Grace Holdings currently expects that each of these individuals will vote their shares of Grace Holdings common stock in favor of the merger proposal.

        Concurrently with the execution of the merger agreement, and in consideration thereof, the Principal Shareholders entered into a voting agreement with A&B and Merger Sub. Pursuant to the terms of the voting agreement, these shareholders have agreed, solely in their capacity as shareholders, to vote the shares of Grace Holdings common stock beneficially owned by them (a) in favor of the merger proposal, (b) in favor of the actions contemplated by the merger agreement, (c) against any proposal that would result in a breach of the merger agreement and (d) against any proposal that would interfere with the merger.

        As of [    •    ], 2013, the five shareholders who entered into the voting agreement collectively owned 115,200 shares of Grace Holdings common stock, or approximately 71% of the outstanding Grace Holdings common stock as of that date. As a result of the voting agreement, approval of the merger proposal is assured.

Recommendations to Shareholders

        Recommendation of the A&B Board of Directors (page 41).     The A&B Board of Directors (other than four directors who recused themselves) has unanimously determined that the issuance of shares of A&B common stock in the merger is advisable and in the best interests of A&B and its shareholders and recommends that the holders of A&B common stock vote "FOR" the share issuance proposal and "FOR" the adjournment proposal.

        Recommendation of the Grace Holdings Board of Directors (page 45).     The Grace Holdings Board of Directors (other than two directors who recused themselves) has unanimously determined that the merger is advisable, fair to, and in the best interests of, Grace Holdings and its shareholders and recommends that the holders of Grace Holdings common stock vote "FOR" the merger proposal.

General Description of the Merger (page 46)

        The merger agreement contemplates that Grace Holdings will merge with and into Merger Sub, a direct, wholly owned subsidiary of A&B, with Merger Sub continuing as the surviving entity. The shares of A&B common stock to be issued to Grace Holdings shareholders in the merger are expected to represent not less than approximately 11% and not more than approximately 12.8% of the outstanding shares of A&B common stock immediately following the completion of the merger, which percentage is based upon the number of outstanding shares of A&B common stock on [    •    ], 2013. A&B also will be assuming net debt at closing, projected to be approximately $42 million, but actual debt outstanding at closing is subject to fluctuation based on business requirements prior to closing.

Reasons for the Merger (page 52)

        The principal factors and risks considered by the A&B Board of Directors in reaching its conclusion to approve the merger and to recommend that the A&B shareholders approve the issuance of shares of A&B common stock in the merger, and the principal factors and risks considered by the Grace Holdings Board of Directors in reaching its conclusion to approve the merger and to recommend that the Grace Holdings shareholders approve the merger agreement are discussed, respectively, in the sections entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—A&B's Reasons for the Merger" beginning on page 52 and "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—Grace's Reasons for the Merger" beginning on page 56.

Opinion of the Financial Advisor to A&B (page 58)

        On June 6, 2013, Houlihan Lokey Financial Advisors, Inc. ("Houlihan Lokey"), rendered its oral opinion to A&B's Board of Directors (which was confirmed in writing by delivery of Houlihan Lokey's written opinion to A&B's Board of Directors dated June 6, 2013), as to, as of June 6, 2013, the fairness, from a financial point of view, to A&B of the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement.

        Houlihan Lokey's opinion was directed to A&B's Board of Directors (in its capacity as such) and only addressed the fairness, from a financial point of view, to A&B of the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Houlihan Lokey's opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to A&B's Board of Directors, the A&B special committee or any shareholder of A&B as to how to act or vote with respect to the merger or any related matters. See the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Opinion of the Financial Advisor to A&B" beginning on page 58.

 Interests of A&B's Executive Officers and Directors in the Merger (page 69)

        In considering the recommendation of the A&B Board of Directors that you vote "FOR" the share issuance proposal, you should note that some of the A&B directors have interests in the merger that are different from, or in addition to, those of other A&B shareholders generally. The A&B Board of Directors was aware of these differences and considered them, among other matters, in approving the merger agreement and in recommending to the A&B shareholders that the share issuance proposal be approved.

        For more information, see the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Interests of A&B's Executive Officers and Directors in the Merger" beginning on page 69.

Interests of Grace Holdings' Executive Officers and Directors in the Merger (page 70)

        In considering the recommendation of the Grace Holdings Board of Directors that you vote "FOR" the merger proposal, you should note that some of the Grace Holdings directors and executive officers have interests in the merger that are different from, or in addition to, those of other Grace Holdings shareholders generally. The Grace Holdings Board of Directors was aware of these differences and considered them, among the other matters, in approving the merger agreement and in recommending to the Grace Holdings shareholders that the merger proposal be approved.

        For more information, see the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Interests of Grace Holdings' Executive Officers and Directors in the Merger" beginning on page 70.

The Merger Agreement (page 73)

        Merger Consideration (page 73).     As a result of the merger, Grace Holdings shareholders will receive, in the aggregate, $235 million (or approximately $1,440 per share), subject to adjustment, consisting of a combination of shares of A&B common stock and cash. Subject to certain adjustments, 85% of the consideration will be paid in the form of shares of A&B common stock and 15% will be paid in cash. The number of shares of A&B common stock to be received by Grace Holdings shareholders will be determined at closing, subject to a collar limiting the maximum and minimum number of shares that A&B will issue in the merger. The collar is described below.

        At the closing, if there are no adjustments to the merger consideration or the mix of stock and cash, the aggregate number of shares of A&B common stock to be issued at closing will be determined by dividing $199.75 million (which is 85% of $235 million) by the Weighted Average Stock Price. The

Weighted Average Stock Price is subject to a collar of $31.50 and $37.50, which sets the maximum and minimum number of shares of A&B common stock that A&B will issue in the merger. If the Weighted Average Stock Price is $31.50 or less, A&B will issue approximately 6.341 million shares at the closing. If the Weighted Average Stock Price is $37.50 or greater, A&B will issue approximately 5.327 million shares at the closing.

        Accordingly, if there are no adjustments to the merger consideration or the mix of stock and cash, each share of Grace Holdings common stock will be converted into between approximately 32.65 and 38.87 shares of A&B common stock and approximately $216.05 in cash. In addition, cash will be paid instead of issuing fractional shares of A&B common stock.

        The following chart provides examples of the value of the merger consideration to Grace Holdings shareholders at selected Weighted Average Stock Prices.

			Consideration Per Share of Grace Holdings Common Stock (based on Weighted Average Stock Price)
		Shares of A&B Common Stock Per Grace Holdings Share
Weighted Average Stock Price	Total Shares of A&B Common Stock		A&B Stock Value Per Share	Cash Per Share	Total Per Share
$29.00	6,341,269.84	38.87	$1,127.13	$216.05	$1,343.18
$29.50	6,341,269.84	38.87	$1,146.56	$216.05	$1,362.61
$30.50	6,341,269.84	38.87	$1,185.43	$216.05	$1,401.48

$31.50	6,341,269.84	38.87	$1,224.30	$216.05	$1,440.35
$32.50	6,146,153.85	37.67	$1,224.30	$216.05	$1,440.35
$33.50	5,962,686.57	36.55	$1,224.30	$216.05	$1,440.35
$34.50	5,789,855.07	35.49	$1,224.30	$216.05	$1,440.35
$35.50	5,626,760.56	34.49	$1,224.30	$216.05	$1,440.35
$36.50	5,472,602.74	33.54	$1,224.30	$216.05	$1,440.35
$37.50	5,326,666.67	32.65	$1,224.30	$216.05	$1,440.35

$38.50	5,326,666.67	32.65	$1,256.94	$216.05	$1,472.99
$39.50	5,326,666.67	32.65	$1,289.59	$216.05	$1,505.64
$40.00	5,326,666.67	32.65	$1,305.92	$216.05	$1,521.97

        The aggregate merger consideration may be adjusted based on the amount of Grace Holdings' shareholders' equity at closing. The aggregate merger consideration of $235 million will be decreased on a dollar for dollar basis if, and to the extent by which, Grace Holdings' shareholders' equity is less than $113 million as of the closing date of the merger, as determined in accordance with the merger agreement.

        In certain circumstances, the proportion of the consideration to be paid in cash may be reduced in order to ensure that the merger qualifies as a "reorganization" within the meaning of the Code and that the cash portion of the consideration does not exceed 17% of the total consideration, as determined based on the price of A&B common stock on the closing date of the merger. In no event will the cash portion of the consideration be less than 12% of the aggregate merger consideration prior to any adjustment.

        Holdback Amount; Shareholders' Representative Expense Fund (page 74).     Upon the completion of the merger, the Holdback Amount (an amount of cash equal to 12% of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders following the closing of the merger) will be withheld pro rata from Grace Holdings shareholders and retained by A&B to secure any post-closing adjustment to the aggregate merger consideration and certain indemnification obligations of Grace Holdings shareholders pursuant to the merger agreement. These funds will be released by A&B in accordance with the terms set forth in the merger agreement. In addition, an amount of cash equal to $1 million of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders in the merger will be delivered to the Shareholders' Representative to cover the costs and expenses incurred by him in performing his duties. Any amounts not used, or retained for future use, by the Shareholders' Representative will be paid to Grace Holdings shareholders upon the release of any and all remaining portions of the Holdback Amount.

        Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Grace Holdings (page 83).     The merger agreement contains provisions prohibiting Grace Holdings from seeking or discussing alternative transactions. Under these "non-solicitation" provisions, Grace Holdings has agreed that it will not (a) initiate, solicit, knowingly encourage or take any other action designed to facilitate any takeover proposals; (b) enter into any agreement with respect to any takeover proposal; or (c) engage or otherwise participate in discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate with, any proposal that constitutes, or could reasonably be expected to lead to, a takeover proposal.

        Conditions to Completion of the Merger (page 92).     Completion of the merger is subject to obtaining the requisite votes of the A&B and Grace Holdings shareholders, consummation of the Restructuring (including the Grace Separation), that holders of no more than 3% of Grace Holdings common stock exercise dissenters' rights and certain other customary closing conditions.

        Termination of the Merger Agreement (page 93).     Either A&B or Grace Holdings may terminate the merger agreement under certain circumstances, which would prevent the merger from being completed. Among other reasons, Grace Holdings may terminate the merger agreement if the Weighted Average Stock Price is less than $29.00 and A&B may terminate the merger agreement if the Weighted Average Stock Price is greater than $40.00. In certain circumstances, Grace Holdings may be obligated to pay A&B a termination fee of $7 million plus A&B's expenses up to $3 million. In certain other circumstances, A&B or Grace Holdings may be required to pay the other party's expenses in an amount up to $3 million.

Registered Shares (page 72)

        The shares of A&B common stock issued to Grace Holdings shareholders in the merger will be registered under the Securities Act and, except as described below, may be freely traded without restriction.

Lock-Up Agreements (page 72)

        Concurrently with the execution of the merger agreement, and in consideration thereof, the Principal Shareholders have each entered into a lock-up agreement with A&B and may only dispose of their shares of A&B common stock acquired in the merger in accordance with the terms of the lock-up agreement. The restrictions lapse six months after the effective time of the merger.

Voting Agreement (page 98)

        Concurrently with the execution of the merger agreement, and in consideration thereof, the Principal Shareholders entered into a voting agreement covering the Grace Holdings common stock held by them. Pursuant to the voting agreement, each agreed, among other things, to vote all of the shareholder's Grace Holdings common stock in favor of the merger proposal and against any proposal that would interfere with the merger agreement and the transactions contemplated by the merger agreement. The voting agreement is included as Annex B to this proxy statement/prospectus.

 Accounting Treatment (page 126)

        A&B will account for the merger under the acquisition method for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of Grace Holdings will be included in the consolidated financial statements of A&B following completion of the merger.

Financing (page 72)

        The acquisition of Grace by A&B will be accomplished through the issuance of approximately 85% of the purchase price in shares of A&B common stock and 15% in cash. A&B intends to finance the cash portion through a combination of cash on hand and/or through borrowings on its revolving credit facility.

Material U.S. Federal Income Tax Consequences of the Merger (page 127)

        In general, the conversion of shares of Grace Holdings common stock into A&B common stock in the merger will be tax-free to U.S. holders of Grace Holdings common stock for United States federal income tax purposes. However, each U.S. holder of Grace Holdings common stock generally will recognize gain (but not loss) in an amount limited to the amount of cash received in the merger (including the holder's pro rata portion of the Shareholders' Representative Expense Fund Residual, if any, and cash received by such holder from payments, if any, of the Holdback Amount (in each case, other than payments treated as interest, which will be taxable as ordinary income)). Additionally, each U.S. holder of Grace Holdings common stock will recognize gain or loss on any cash received instead of fractional shares of A&B's common stock. If a U.S. holder of Grace Holdings common stock acquired different blocks of Grace common stock (converted into Grace Holdings common stock in the Restructuring) at different times or at different prices, any gain or loss will be determined separately with respect to each block of such Grace Holdings common stock.

        Tax consequences of the merger are complex and depend on the facts of your individual situation. You should read the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 127. Because individual circumstances may differ, you are urged to consult with your own tax advisor as to the tax consequences of the merger.

Market Price and Dividend Data (page 142)

        There is currently no public market for Grace Holdings common stock. A&B common stock has traded on the NYSE under the symbol "ALEX" since July 2, 2012. On June 6, 2013, the last full trading day prior to the public announcement of the merger, the stock price of A&B common stock was $36.98 per share. On [    •    ], 2013, the last full trading day prior to the date of this proxy statement/prospectus, the closing sale price of A&B common stock was $[    •    ] per share. A&B has not declared a dividend. A&B expects to initiate a quarterly dividend following consummation of the merger. The A&B Board of Directors will determine the timing and amount of any changes to A&B's dividend policy.

Risks Relating to the Merger (page 29)

        In evaluating the merger agreement or the issuance of shares of A&B common stock in the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risks Factors—Risks Relating to the Merger" beginning on page 29, as well as the additional risk factors discussed in the section entitled "Risk Factors" that relate to A&B or the Grace Businesses, respectively.

 Dissenters' Rights (page 71)

        Under Hawaii law, Grace Holdings shareholders have dissenters' rights in connection with the merger. Grace Holdings shares held by shareholders that properly exercise dissenters' rights under Hawaii law will not be converted into shares of A&B common stock or other components of the merger consideration and such dissenting shareholders will instead be entitled to receive payment of the fair value of such shares in accordance with Section 414-356 of the Hawaii Business Corporation Act (the "HBCA"), unless such dissenting shareholder fails to perfect, withdraws or otherwise loses the right to dissent. The requirements of Hawaii law relating to dissenters' rights are summarized in this proxy statement/prospectus in the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Dissenters' Rights" beginning on page 71.

        A copy of the Hawaii statutory provisions relating to dissenters' rights is also included as Annex C to this proxy statement/prospectus.

        A&B's obligation to complete the merger is subject to the requirement that holders of no more than 3% of Grace Holdings common stock exercise dissenters' rights.

Regulatory Approvals Required for the Merger (page 72)

        A&B and Grace Holdings have agreed to use commercially reasonable efforts to obtain as promptly as practicable all regulatory approvals that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the U.S. Department of Justice (the "DOJ"), and the Federal Trade Commission (the "FTC"), pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). A&B and Grace Holdings filed necessary notices with the DOJ and the FTC in accordance with the HSR Act on [    •    ], 2013.

        A&B must also comply with applicable federal and state securities laws and the rules and regulations of the NYSE in connection with the issuance of shares of A&B common stock in the merger and the filing of this proxy statement/prospectus with the SEC.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Selected Historical Consolidated Financial Data of A&B

        The following selected historical financial information, as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011, and 2010, was derived from A&B's audited historical financial statements incorporated by reference into this proxy statement/prospectus. The selected historical financial information as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 was derived from A&B's audited financial statements, which are not included in or incorporated by reference into this proxy statement/prospectus. The selected historical financial information for the three months ended March 31, 2013 and 2012 was derived from A&B's unaudited condensed consolidated financial statements incorporated by reference into this proxy statement/prospectus and includes, in the opinion of A&B's management, all normal and recurring adjustments that are considered necessary to present fairly the financial position and results of operations for the periods and dates presented.

        The historical results are not necessarily indicative of results to be expected in any future period and should be read in conjunction with "A&B's Management's Discussion and Analysis of Financial Condition and Results of Operations" and A&B's consolidated financial statements, including the notes thereto, in A&B's Annual Report on Form 10-K for the year ended December 31, 2012 and A&B's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated herein by reference. For additional information, see "Where You Can Find More Information" beginning on page 152.

	Three Months Ended March 31,		Years Ended December 31,
(In millions, except per share amounts)	2013	2012	2012	2011	2010	2009	2008
Revenue:
Real Estate:
Leasing	$26.3	$25.5	$100.6	$99.7	$93.8	$102.5	$107.0
Development and Sales	15.4	11.4	32.2	59.8	131.0	125.5	350.0
Less amounts reported in discontinued operations(1)	(14.9)	(9.3)	(10.1)	(49.3)	(128.6)	(137.0)	(164.7)
Agribusiness(2)	14.7	13.6	182.3	157.5	165.6	99.6	121.6
Reconciling Items(3)	—	—	(8.3)	—	—	—	—

Total Revenue	$41.5	$41.2	$296.7	$267.7	$261.8	$190.6	$413.9

Operating Profit:
Real Estate:
Leasing	$10.9	$10.7	$41.6	$39.3	$35.3	$43.2	$47.8
Development and Sales(4)	2.4	0.9	(4.4)	15.5	50.1	39.1	95.6
Less amounts reported in discontinued operations(1)	(4.2)	(4.1)	(4.7)	(24.8)	(55.5)	(59.5)	(77.2)
Agribusiness(2)	3.8	3.5	20.8	22.2	6.1	(27.8)	(12.9)

Total operating profit (loss)	12.9	11.0	53.3	52.2	36.0	(5.0)	53.3
Interest expense, net	(3.6)	(4.1)	(14.9)	(17.1)	(17.3)	(17.0)	(12.5)
General corporate expenses	(5.4)	(4.7)	(15.1)	(19.9)	(22.7)	(21.0)	(20.5)
Separation costs	—	(1.7)	(6.8)	—	—	—	—

Income (loss) from continuing operations before income taxes	3.9	0.5	16.5	15.2	(4.0)	(43.0)	20.3
Income tax expense (benefit)	1.6	0.2	(1.2)	6.6	(1.7)	(17.2)	8.1

Income (loss) from continuing operations	2.3	0.3	17.7	8.6	(2.3)	(25.8)	12.2
Income from discontinued operations	2.7	2.5	2.8	14.9	35.4	36.7	47.7

Net Income	$5.0	$2.8	$20.5	$23.5	$33.1	$10.9	$59.9

Earnings (loss) per share:(5)
Basic:
Continuing operations	$0.05	$0.01	$0.41	$0.20	$(0.05)	$(0.61)	$0.29
Discontinued operations	0.07	0.06	0.07	0.35	0.83	0.87	1.12

Basic earnings per share	$0.12	$0.07	$0.48	$0.55	$0.78	$0.26	$1.41

Diluted:
Continuing operations	$0.05	$0.01	$0.41	$0.20	$(0.05)	$(0.61)	$0.29
Discontinued operations	0.07	0.06	0.07	0.35	0.83	0.87	1.12

Diluted earnings per share	$0.12	$0.07	$0.48	$0.55	$0.78	$0.26	$1.41

(1)
Prior year amounts restated for amounts treated as discontinued operations.

(2)
Includes a $4.9 million gain in 2010 related to an agriculture disaster relief payment for drought experienced in prior years and a $5.4 million gain recorded upon consolidation of HS&TC in 2009.

(3)
Represents the sale of a 286-acre agricultural parcel in the third quarter of 2012 classified as "Gain on sale of agricultural parcel" in the consolidated statements of income, but reflected as revenue for segment reporting purposes.

(4)
The Real Estate Development and Sales segment includes approximately $(8.3) million, ($7.9) million, $2.0 million, and $9.0 million in equity in (loss) earnings from its various real estate joint ventures for 2012, 2011, 2010, and 2008, respectively. Equity in earnings from joint ventures in 2009 was negligible. Included in operating profit are noncash impairment and equity losses of $9.8 million (Bakersfield joint venture and Santa Barbara real estate project) in 2012 and $6.4 million (Waiawa real estate joint venture) in 2011.

(5)
The computation of basic and diluted earnings per common share for all periods prior to the separation of A&B from Alexander & Baldwin Holdings, Inc., currently known as Matson, Inc., on June 29, 2012 is calculated using 42.4 million, the number of shares of A&B common stock outstanding on July 2, 2012, which was the first day of trading following the June 29, 2012 distribution of A&B common stock to shareholders of Alexander & Baldwin Holdings, Inc., as if those shares were outstanding for those periods. For all periods prior to June 29, 2012, there were no dilutive shares because no actual shares of A&B common stock or share-based awards were then outstanding.

	As of March 31,		As of December 31,
(In millions)	2013	2012	2012	2011	2010	2009	2008
Balance sheet data
Investment in real estate and joint ventures	$1,217.1	$1,173.1	$1,203.4	$1,165.0	$1,123.8	$916.8	$841.2
Total assets	$1,490.0	$1,424.7	$1,437.3	$1,386.6	$1,341.5	$1,231.3	$1,175.7
Total liabilities	$568.9	$696.1	$522.9	$660.8	$652.9	$584.5	$562.2
Long-term debt—non-current	$270.0	$363.0	$220.0	$327.2	$249.6	$258.3	$219.8
Shareholders' equity	$921.1	$728.6	$914.4	$725.8	$688.6	$646.8	$613.5

Selected Historical Consolidated Financial Data of Grace

        The following selected historical financial information, as of September 30, 2012 and 2011 and for the fiscal years ended September 30, 2012, 2011, and 2010, was derived from Grace's audited historical financial statements included in this proxy statement/prospectus. The historical financial statements for periods ending after January 1, 2011 include the results of the Petroleum Businesses, which will be distributed to Grace Holdings shareholders prior to consummation of the merger, and therefore are not indicative of results to be expected in future periods. The selected historical financial information as of September 30, 2010, 2009 and 2008 and for the fiscal years ended September 30, 2009 and 2008 was derived from Grace's audited financial statements, which are not included in this proxy statement/prospectus. The selected financial information for the six month periods ended March 31, 2013 and 2012 was derived from Grace's unaudited condensed consolidated financial statements included in this proxy statement/prospectus and includes, in the opinion of Grace's management, all normal and recurring adjustments that are considered necessary to present fairly the financial position and results of operations for the periods and dates presented.

        The historical results are not necessarily indicative of results to be expected in any future period and should be read in conjunction with the respective audited and unaudited consolidated financial statements of Grace, including the notes thereto, and the section entitled "Grace Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 108.

	Six Months Ended March 31,		Years Ended September 30,
(In millions)	2013	2012	2012	2011	2010	2009	2008
Revenue:
Natural materials and construction revenue	$107.6	$88.9	$194.4	$191.9	$198.1	$188.9	$225.6
Petroleum products and other revenues(1)	139.3	142.3	301.5	182.4	—	—	—

Total Revenue	$246.9	$231.2	$495.9	$374.3	$198.1	$188.9	$225.6

Operating Profit:
Natural materials and construction(2)	$10.6	$7.5	$20.5	$15.9	$24.5	$24.8	$35.3
Petroleum products and other revenues	(0.1)	1.8	4.5	(0.3)	—	—	—

Total operating profit	10.5	9.3	25.0	15.6	24.5	24.8	35.3
Interest expense, net	(2.3)	(2.3)	(4.6)	(3.8)	(2.5)	(1.4)	(0.7)

Income before income taxes	8.2	7.0	20.4	11.8	22.0	23.4	34.6
Income tax expense	2.6	2.3	6.9	2.8	7.2	8.5	11.5

Net Income	5.6	4.7	13.5	9.0	14.8	14.9	23.1
(Income) loss attributed to non-controlling interest	(0.5)	0.1	(0.5)	(1.1)	(1.5)	0.5	(2.0)

Net Income attributable to Grace common stockholders	$5.1	$4.8	$13.0	$7.9	$13.3	$15.4	$21.1

(1)
Grace acquired Koko'oha Investments, Inc., parent company of Mid Pac Petroleum, LLC, on January 1, 2011 and Inter Island Petroleum, Inc. on November 1, 2011.

(2)
Equity in earnings from Maui Paving, LLC, which are included in operating profit, but not revenue, was $0.3 and $0.2, for the six month periods ended March 31, 2013 and 2012, respectively, and $0.4 million, $1.7 million, $5.0 million, $8.5 million, and $8.0 million for 2012, 2011, 2010, 2009, and 2008, respectively. The reduction in earnings is a reflection of volume reductions and increased competition.

	As of March 31,		As of September 30,
Consolidated Balance Sheet Data: (In millions)	2013	2012	2012	2011	2010	2009	2008
Balance sheet data
Cash and cash equivalents	$10.8	$33.0	$21.8	$35.1	$41.2	$36.4	$13.0
Total assets	370.9	363.7	353.3	326.2	220.8	204.1	173.3
Total liabilities	198.0	187.7	185.9	153.8	104.7	92.8	68.2
Long-term debt—non-current	79.1	76.1	81.3	63.8	33.3	21.0	5.9
Shareholders' equity	169.4	173.0	164.4	169.4	113.3	109.0	100.3

	Six Months Ended March 31,		Years Ended September 30,
Other Data: (In millions)	2013	2012	2012	2011	2010	2009	2008
Earnings before interest, taxes and depreciation(1)	$17.9	$17.5	$40.8	$28.7	$35.4	$35.5	$42.0
Cash flow provided by (used in) operating activities	(7.7)	(0.5)	18.8	28.6	29.2	24.6	16.0
Cash flow used in investing activities	(16.4)	(28.4)	(37.4)	(21.1)	(30.8)	(22.5)	(16.2)
Cash flow provided by (used in) financing activities	13.1	26.8	5.3	(13.5)	6.4	21.2	(0.7)
Depreciation and amortization	7.9	8.1	16.3	14.2	12.4	10.2	8.7
Capital expenditures	(16.7)	(7.1)	(16.3)	(23.1)	(32.2)	(22.9)	(17.3)

(1)
Refer to the following section for a discussion of Grace Management's use of non-GAAP financial measures and the required reconciliation of non-GAAP measures to GAAP measures.

Reconciliation of GAAP to Non-GAAP Financial Measures

        Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure of financial performance calculated in accordance with GAAP. EBITDA represents net income plus interest expense, income taxes, and depreciation and amortization. The GAAP financial measure that is most directly comparable to EBITDA is operating income, which represents operating revenue minus operating expenses. EBITDA does not have any standardized meaning prescribed by GAAP and, therefore, may differ from definitions of EBITDA used by other companies. EBITDA should not be considered a measure in isolation from, or a substitute for, measures prepared in accordance with GAAP. Grace management believes that the presentation of EBITDA is useful to investors because (i) it provides useful information regarding Grace's ability to service its debt and fund capital expenditures, (ii) it is a measure that allows investors to compare Grace's operating performance with that of other companies with different capital structures or tax rates and (iii) it provides supplementary data for comparing Grace's performance to other similar companies. EBITDA information for the Petroleum Businesses and the Grace Businesses are also shown separately because the Petroleum Businesses will be distributed to Grace Holdings shareholders prior to the merger and, consequently, will not be acquired by A&B.

        The following table presents Grace's EBITDA measure for the periods indicated:

	Six Months Ended March 31, 2013		Years Ended September 30,
(In millions)	2013	2012	2012	2011	2010	2009	2008
Net income	$5.1	$4.8	$13.0	$7.9	$13.3	$15.4	$21.1
Interest expense, net	2.3	2.3	4.6	3.8	2.5	1.4	0.7
Income tax expense	2.6	2.3	6.9	2.8	7.2	8.5	11.5
Depreciation and amortization	7.9	8.1	16.3	14.2	12.4	10.2	8.7

EBITDA—Grace consolidated	17.9	17.5	40.8	28.7	35.4	35.5	42.0
EBITDA—Petroleum Businesses	(2.0)	(4.1)	(10.0)	(3.0)	—	—	—

EBITDA—Grace Businesses	$15.9	$13.4	$30.8	$25.7	$35.4	$35.5	$42.0

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        On June 6, 2013, A&B entered into a definitive merger agreement with Grace and Grace Holdings, under which A&B will acquire the Grace Businesses (but not the Petroleum Businesses). The acquisition of the Grace Businesses by A&B will be accounted for under the acquisition method of accounting with A&B treated as the accounting acquirer.

        The following summary unaudited pro forma condensed combined financial information for the year ended December 31, 2012, which gives pro forma effect to the acquisition of Grace by A&B as if it had been completed on January 1, 2012, includes the results of A&B for the year ended December 31, 2012 and the results of Grace for its full fiscal year ended September 30, 2012. The interim unaudited pro forma condensed combined financial information includes the results of A&B as of and for the three month period ended March 31, 2013, and the results of Grace as of and for the three month period ended March 31, 2013. The pro forma income statement adjustments for the interim period are computed as if the transaction were consummated on January 1, 2012. The pro forma balance sheet adjustments as of March 31, 2013 were computed as if the transaction were consummated on March 31, 2013. The selected unaudited pro forma condensed combined financial data presented below is based on the historical financial statements of A&B and Grace, included in or incorporated by reference into this proxy statement/prospectus, and should be read in conjunction with the section entitled "Unaudited Pro Forma Condensed Combined Financial Information," the audited and unaudited historical financial statements of A&B and Grace and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations of A&B and Grace, included in or incorporated by reference into this proxy statement/prospectus.

        The historical financial data has been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on management's estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments.

        The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily reflective of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements (see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 132), the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed and reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and will vary from the actual amounts that will be recorded after completion of the merger when valuations and other studies are completed.

        The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, nor do the unaudited pro forma condensed combined financial statements reflect any integration or other related costs, such as Sarbanes-Oxley compliance costs to be incurred by Grace. Additionally, the unaudited pro forma condensed combined financial statements do not reflect the Petroleum Businesses. Prior to the merger, Grace Holdings, Grace and KI will enter into a Separation Agreement pursuant to which all of the shares of KI, the subsidiary of Grace Holdings that holds the Petroleum Businesses, will be distributed to Grace Holdings shareholders on a pro rata basis. Consequently, the Petroleum Businesses will not be acquired by A&B in the merger.

        Acquisition-related transaction costs, such as legal, advisory, accounting and other professional fees are not included as a component of the purchase price and are expensed as incurred. The total cost for the acquisition is currently estimated at $[    •    ] million for A&B.

	Unaudited Pro Forma Combined
(In millions)	As of and for the Three Months Ended March 31, 2013	Year Ended December 31, 2012
Statement of operations data:
Operating revenue	$92.9	$491.1
Operating costs and expenses	82.6	436.1

Operating income	10.3	55.0
Income from continuing operations before income taxes	6.8	30.1
Income tax expense	2.9	3.0
Income from discontinued operations	2.7	2.8

Net income	$6.6	$29.9
Income attributed to non-controlling interest	(0.3)	(0.5)

Net income attributable to common shareholders	$6.3	$29.4

Unaudited pro forma earnings per common share:(1)
Basic	$0.13	$0.61
Diluted	$0.13	$0.60
Balance Sheet Data:
Total assets	$1,864.9
Total liabilities	740.6
Long-term debt	318.0
Total shareholders' equity	1,120.8

(1)
Weighted average shares outstanding for basic and diluted assumes the issuance of 5.8 million shares at an exchange ratio of 35.48 shares of A&B common stock for one share of Grace common stock.

 COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

        The following selected unaudited pro forma per share information as of and for the year ended December 31, 2012 and as of and for the three months ended March 31, 2013 reflects the Grace Separation and the proposed merger as if they had occurred on January 1, 2012. The information in the table is based on, and should be read together with, the historical financial statements of A&B and Grace that are contained elsewhere in, or incorporated into, this proxy/prospectus. See "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Information" beginning on pages 152 and 132, respectively.

        The unaudited pro forma combined and pro forma equivalent combined data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial results that would have been realized if the proposed merger had been completed as of the dates indicated. A&B did not declare or pay any dividends during the periods presented. Grace declared and paid aggregate dividends of $5.0 million (or approximately $30.65 per share) in 2012.

	As of and for the Three Months Ended March 31, 2013	As of and for the Year Ended December 31, 2012
A&B:
Book value per share
Historical	$21.42
Pro forma combined	$26.07
Earnings per share
Historical—basic and diluted	$0.12	$0.48
Pro forma combined—basic	$0.13	$0.61
Pro forma combined—diluted	$0.13	$0.60

	As of and for the Three Months Ended March 31, 2013	As of and for the Year Ended September 30, 2012
Grace:(1)
Book value per share
Historical	$694.96
Pro forma equivalent combined(1)	$924.79
Earnings per share
Historical—basic and diluted	$13.48	$74.12
Pro forma equivalent combined—basic(1)	$4.61	$21.64
Pro forma equivalent combined—diluted	$4.61	$21.29

(1)
Grace pro forma equivalent combined amounts are calculated by multiplying A&B's pro forma combined amounts by the pro forma exchange ratio of 35.48.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this proxy statement/prospectus, and in documents incorporated by reference into this proxy statement/prospectus, contain "forward-looking" information, as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent beliefs and assumptions concerning future events. Forward-looking statements include the information concerning possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could" or the negative of these terms or similar expressions. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. You should not put undue reliance on any forward-looking statements in this proxy statement/prospectus. Neither Grace Holdings nor A&B has any intention or obligation to update forward-looking statements subsequent to the effectiveness of this proxy statement/prospectus.

        You should understand that many important factors, in addition to those discussed in or incorporated by reference into this proxy statement/prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include those described in this proxy statement/prospectus under "Risk Factors," and those identified in A&B's Annual Report on Form 10-K for the year ended December 31, 2012 and in the other documents incorporated by reference. In light of these risks and uncertainties, the forward-looking results discussed in or incorporated by reference into this proxy statement/prospectus might not occur.

RISK FACTORS

        In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including matters addressed in "Cautionary Statement Regarding Forward-Looking Statements" on page 28, you should carefully consider the following risk factors in determining whether to vote for approval of the merger proposal and the share issuance proposal. In addition, you should read and consider the risks associated with the business of A&B and the business of Grace Holdings because these risks also will affect the combined company after the merger. Risks associated with the business of A&B can be found in A&B's Annual Report on Form 10-K for the year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and are incorporated by reference into this proxy statement/prospectus. Risks associated with the business of Grace Holdings can be found below. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. For further information regarding documents incorporated by reference into this proxy statement/prospectus, see "Where You Can Find More Information" beginning on page 152.

 Risks Relating to the Merger

Because of fluctuations in the market price of A&B common stock, Grace Holdings shareholders cannot be sure of the amount of A&B common stock they will receive in the merger.

        At the time the merger is completed, each issued and outstanding share of Grace Holdings common stock will be converted into the right to receive a pro rata share of the aggregate merger consideration in the form of A&B common stock and cash, subject to adjustment. The number of shares of A&B common stock to be issued in the merger, as calculated in accordance with the merger agreement, may fluctuate depending on the volume weighted average trading prices of A&B common stock.

        There will be lapses of time between the date on which Grace Holdings shareholders vote to approve the merger at the Grace Holdings special meeting, the date on which the number of shares of A&B common stock to be issued in the merger is determined and the date on which Grace Holdings shareholders entitled to receive shares of A&B common stock actually receive such shares. The market value of A&B common stock may fluctuate during these periods. Stock price fluctuations may result from a variety of factors (many of which are beyond A&B's control), including the following:

  •
  changes in A&B's business, operations, and prospects or market assessments thereof;

  •
  market assessments of the likelihood that the merger will be completed, including related considerations regarding litigation and regulatory approvals of the merger;

  •
  market assessments about the prospects of post-merger operations; and

  •
  general business, market, industry and economic conditions and other factors generally affecting the price of A&B common stock.

        Consequently, at the time Grace Holdings shareholders must decide whether to approve the merger, they will not know the number of shares or the actual market value of the shares of A&B common stock they will receive when the merger is completed. The actual value of the shares of A&B common stock received by Grace Holdings shareholders will depend on the market value of shares of A&B common stock on the date such shares are received. This market value may be greater than or less than the volume weighted average trading price used to determine the number of shares of A&B common stock to be issued in the merger, as that determination will be made with respect to a period occurring prior to consummation of the merger.

        Grace Holdings shareholders are urged to obtain current market quotations for shares of A&B common stock.

The market price of A&B's common stock may decline as a result of the merger.

        The market price of A&B's common stock may decline as a result of the merger for a number of reasons, including:

  •
  the integration of the management teams, cultures, operations and administrative functions of the two companies may be unsuccessful;

  •
  there may be sales of substantial amounts of A&B common stock after the merger or after expiration of the six month lock-up period agreed to by the Principal Shareholders;

  •
  A&B may not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; or

  •
  the effect of the merger on A&B's financial results may not be consistent with the expectations of financial or industry analysts.

        These factors are, to some extent, beyond A&B's control. In addition, there will be a time period between the effective time of the merger and the time when Grace Holdings shareholders actually receive book-entry shares evidencing A&B common stock. Until book-entry shares are received, Grace Holdings shareholders will not be able to sell their shares of A&B common stock in the open market and, accordingly, will not be able to avoid losses resulting from any decline in the market price of A&B common stock during this period.

There may be sales of substantial amounts of A&B common stock after the merger, which could cause A&B's stock price to fall.

        A large number of shares of A&B common stock may be sold into the public market within a short period of time following the closing of the merger, primarily due to the substantial number of shares that will be available for resale by the former shareholders of Grace Holdings. Those sales may increase upon expiration of the six month lock-up period, which temporarily restricts the Principal Shareholders (who will receive 71% of the shares of A&B common stock issued the merger) from disposing of their shares. As a result, A&B's stock price could fall.

The failure of A&B to operate and manage the combined company effectively could have a material adverse effect on A&B's business, financial condition and operating results.

        A&B will need to achieve a smooth merger transition to realize the expected benefits of the merger, including:

  •
  integrating the management teams, cultures, operations and administrative functions of the two companies;

  •
  sustaining and further growing revenue and earnings

  •
  retaining and assimilating key personnel of Grace Holdings;

  •
  retaining existing customers of the Grace Businesses;

  •
  achieving cost and operational efficiencies related to the capital investment at the Makakilo quarry; and

  •
  ensuring appropriate financial and legal controls are put into place.

        The accomplishment of these post-merger objectives will involve risks, including:

  •
  the potential disruption of each company's ongoing business and distraction of their respective management teams;

  •
  the possibility that the business cultures of A&B and the Grace Businesses will conflict or not be compatible;

  •
  unanticipated expenses related to the integration;

  •
  the impairment of relationships with employees and customers as a result of the merger;

  •
  potential unknown liabilities associated with the merger; and

  •
  the risks related to the Grace Businesses that may continue to impact the business following the merger.

        A failure to integrate the two organizations successfully could adversely affect A&B's ability to maintain relationships with customers, suppliers and employees or to achieve the anticipated benefits of the merger.

        Even if A&B is able to integrate the Grace Holdings business operations successfully, this integration may not result in the realization of the full benefits that may be possible from this integration, and these benefits may not be achieved within a reasonable period of time.

The market price of A&B common stock after the merger may be affected by factors different from those affecting the shares of Grace Holdings or A&B currently.

        The businesses of A&B and Grace Holdings differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company's shares of common stock may be affected by factors different from those currently affecting the independent results of operations of A&B and Grace Holdings. For a discussion of the business of A&B and of certain factors to consider in connection with its business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under "Where You Can Find More Information" beginning on page 152.

The merger may go forward in certain circumstances even if Grace Holdings suffers a material adverse effect, which could cause the market price of A&B's common stock to decline.

        In general, A&B can refuse to complete the merger if a "company material adverse effect" (as defined below under the heading "The Merger Agreement—Material Adverse Effect" beginning on page 80) occurs with regard to Grace Holdings before the closing. However, A&B may not refuse to complete the merger on that basis as a result of any change, circumstance, occurrence, state of facts, development, event or effect that is the result of:

  •
  factors generally affecting economic conditions in Hawaii or factors generally affecting the industries in Hawaii in which Grace Holdings or any of its subsidiaries conduct business, except to the extent that any such change, circumstance, occurrence, state of facts, development, event or effect disproportionately impacts Grace Holdings or any of its subsidiaries compared to other companies in the industries in which Grace Holdings or any of its subsidiaries operate;

  •
  any change in law or generally accepted accounting principles ("GAAP") or the interpretation thereof applicable to Grace Holdings or any of its subsidiaries, except to the extent that any such change, circumstance, occurrence, state of facts, development, event or effect disproportionately impacts Grace Holdings or any of its subsidiaries compared to other companies in the industries in which Grace Holdings or any of its subsidiaries operate;

  •
  the announcement or pendency of the merger and the other transactions contemplated by the merger agreement; or

  •
  any change that results from any action taken by Grace Holdings or any of its subsidiaries pursuant to the merger agreement of any of the agreements related to the Restructuring to which it is or will be a party, or at the written request or with the written consent of A&B.

        If adverse changes occur but A&B and Grace Holdings must still complete the merger, A&B's stock price may suffer.

Grace Holdings shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        Grace Holdings shareholders currently have the right to vote in the election of the board of directors of Grace Holdings and on other matters affecting Grace Holdings. While Grace Holdings shareholders will continue to have the right to vote, their relative voting power with respect to A&B will be diminished. It is expected that the former shareholders of Grace Holdings as a group will own not less than approximately 11.0% and not more than approximately 12.8% of the outstanding shares of A&B immediately after the completion of the merger, which percentage is based upon the number of outstanding shares of A&B common stock on [    •    ], 2013.

        Because of this, Grace Holdings shareholders will have less influence on the management and policies of A&B than they now have on the management and policies of Grace Holdings.

The merger agreement limits Grace Holdings' ability to pursue alternatives to the merger, which could discourage potential competing acquirers that might have an interest in acquiring Grace Holdings.

        The merger agreement contains a "non-solicitation" provision that limits Grace Holdings' ability to solicit, facilitate or commit to competing third-party proposals to acquire all or a significant part of Grace Holdings. In addition, concurrently with the execution of the merger agreement, and in consideration thereof, the Principal Shareholders entered into a voting agreement covering the Grace Holdings common stock held by such shareholders. Pursuant to the voting agreement, these shareholders have agreed to vote their shares of Grace Holdings common stock in favor of the merger proposal, and against any proposal that would interfere with the merger or any of the other transactions contemplated by the merger agreement. The "non-solicitation" provision of the merger agreement and the voting agreement might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Grace Holdings from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share price than that proposed in the merger or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Grace Holdings than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from regulatory authorities and third parties that may impose conditions that could have an adverse effect on A&B or, if not obtained, could prevent completion of the merger.

        Before the merger may be completed, A&B and Grace Holdings must file all required notices to governmental authorities, including the required filings with the DOJ and the FTC, pursuant to the HSR Act. These regulatory authorities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although A&B and Grace Holdings do not currently expect that any such changes or conditions will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion and closing of the merger or imposing additional costs on or limiting the revenues of A&B following the merger. For a full description of the regulatory approvals or consents required for the merger, see the section entitled "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Regulatory Approvals Required for the Merger" on page 72. In addition, Grace Holdings must obtain certain consents and waivers from third parties.

Failure to complete the merger could negatively affect both A&B's and Grace Holdings' future business and operations.

        If the merger is not completed for any reason, A&B and Grace Holdings may each be subject to a number of material risks. If the merger agreement is terminated, A&B and Grace Holdings may each be unable to pursue another business combination transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit both A&B's and Grace Holdings' ability to pursue their strategic goals. Costs related to the merger, such as financial advisory, legal, accounting and printing fees, must be paid even if the merger is not completed. In addition, Grace Holdings may be obligated under certain circumstances to pay A&B a termination fee of $7 million plus A&B's expenses up to $3 million. In certain other circumstances, A&B or Grace Holdings may be required to pay the other party's expenses in an amount up to $3 million.

The combined company will face uncertainties related to the effectiveness of internal controls.

        Although A&B's management has determined that its internal controls were effective as of the end of its most recent fiscal year, there can be no assurance that the combined company or its independent registered public accounting firm will not identify a material weakness in the combined company's internal controls in the future. After the merger, A&B's evaluation under Section 404 of the Sarbanes-Oxley Act of 2002 will need to include the internal controls of Grace Holdings, and A&B's disclosure controls and procedures will need to expand to encompass the activities of the Grace Businesses. Grace Holdings has not previously had to publicly report on the effectiveness of its internal control over financial reporting. A material weakness in internal controls over financial reporting, if not timely corrected, may require management and the combined company's independent public accounting firm to evaluate its internal controls as ineffective. Any failure to have effective internal control over financial reporting or disclosure controls and procedures covering the businesses of the combined company could cause investors to lose confidence in the accuracy and completeness of the combined company's financial reports, limit its ability to raise financing or lead to regulatory sanctions, any of which could result in a material adverse effect on the combined company's business or a decline in the market price of its common stock.

A&B and Grace Holdings may waive one or more of the conditions of the merger without re-soliciting shareholder approval for the merger.

        Each of the conditions to A&B's and Grace Holdings' obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of A&B and Grace Holdings, if the condition is a condition to both A&B's and Grace Holdings' obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of A&B and Grace Holdings may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies are necessary. A&B and Grace Holdings, however, generally do not expect any such waiver to be significant enough to require re-solicitation of shareholders. In the event that any such waiver is not determined to be significant enough to require re-solicitation of shareholders, the companies will have the discretion to complete the merger without seeking further shareholder approval. Additionally, following approval of the merger agreement by Grace Holdings shareholders, any amendment or waiver may be made upon the approval of the Shareholders' Representative, which approval will be binding on Grace Holdings shareholders.

 Risks Related to the Grace Businesses

Grace may be unable to sustain its historical revenue growth rate and maintain its profitability.

        Grace's revenue has grown in recent years. Grace may be unable to sustain these recent revenue growth rates for a variety of reasons, including decreased government funding for infrastructure projects, limits on additional growth in the Hawaii market, reduced spending by Grace's customers, an increased number of competitors, less success in competitive bidding for contracts, limitations on access to necessary working capital and investment capital to sustain growth, inability to hire and retain essential personnel and to acquire equipment to support growth, and inability to identify acquisition candidates and successfully acquire and integrate them into Grace's business. A substantial decline in Grace's revenue could have a material adverse effect on its financial condition and results of operations if Grace is unable to also reduce its operating expenses.

Economic downturns or reductions in government funding of infrastructure projects could reduce Grace's revenues and profits and have a material adverse effect on its results of operations.

        Grace's products and services are used in public infrastructure projects, which include the construction, maintenance and improvement of highways, streets, roads, airport runways, and similar projects. The Grace Businesses, including its aggregates business, are highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. For example, while the City and County of Honolulu recently announced a significant increase in road and highway spending from $100 million to a range of $120 million to $150 million annually over the next five years, Grace cannot be assured of the existence, amount and timing of appropriations for spending on these and other future projects, including state and federal spending on roads and highways. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. State spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect Grace. Grace is reliant upon contracts with the Hawaii Department of Transportation for a significant portion of its revenues.

Grace may face community opposition to the operation or expansion of quarries or other facilities.

        Quarries and other Grace facilities require special and conditional use permits to operate. Permitting and licensing applications and proceedings and regulatory enforcement proceedings are all matters open to public scrutiny and comment. As a result, from time to time, Grace's operations may be subject to community opposition and adverse publicity that may have a negative effect on operations and delay or limit any future expansion or development of Grace's operations, which would have an adverse effect on Grace's business.

Grace operates only in Hawaii, and adverse changes to the economy and business environment in Hawaii could adversely affect Grace's operations, which could lead to lower revenues and reduced profitability.

        Because of Grace's concentration in a specific geographic location, Grace is susceptible to fluctuations in its business caused by adverse economic or other conditions in Hawaii.

The cancellation of significant contracts or Grace's disqualification from bidding for new contracts could reduce its revenues and profits and have a material adverse effect on its results of operations.

        Contracts that Grace enters into with governmental entities can usually be canceled at any time by them with payment generally only for the work already completed plus a negotiated compensatory overhead recovery amount. In addition, Grace could be prohibited from bidding on certain governmental contracts if it fails to maintain qualifications required by those entities. A cancellation of an unfinished contract with a substantial balance to complete or Grace's debarment from the bidding process by a government agency could have a material adverse effect on Grace's business and results of operations.

If Grace is unable to accurately estimate the overall risks, requirements or costs when Grace bids on or negotiates a contract that is ultimately awarded to Grace, Grace may achieve a lower than anticipated profit or incur a loss on the contract.

        The majority of Grace's revenues are derived from "quantity pricing" (fixed unit price) contracts. Approximately 10% of Grace's revenues and backlog are derived from "lump sum" (fixed total price) contracts. Quantity pricing contracts require Grace to provide line-item materials and services at a fixed unit price based on approved quantities irrespective of Grace's actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of actual quantities or Grace's actual costs. Grace realizes the expected profit on its contracts only if it accurately estimates its costs and then successfully controls actual costs and avoids cost overruns. If Grace's cost estimates for a contract are inaccurate, or if Grace does not execute the contract within its cost estimates, then cost overruns may cause Grace to incur losses or cause the contract not to be as profitable as expected. The final results under these types of contracts could negatively affect Grace's cash flow, earnings and financial position.

If Grace is unable to attract and retain key personnel and skilled labor, or if Grace encounters labor difficulties, Grace's ability to bid for and successfully complete contracts may be negatively impacted.

        Grace's ability to attract and retain reliable, qualified personnel is a significant factor that enables it to successfully bid for and profitably complete its work. This includes members of Grace's management, project managers, estimators, supervisors, and foremen. Grace's future success will also depend on its ability to hire, train and retain, or to attract when needed, highly skilled management personnel. If competition for these employees is intense, Grace could experience difficulty hiring and retaining the personnel necessary to support its business. If Grace does not succeed in retaining its current employees and attracting, developing and retaining new highly skilled employees, Grace's operations and future earnings may be negatively impacted.

        Approximately 54% of Grace's personnel are unionized. Any work stoppage or other labor dispute involving Grace's unionized workforce, or inability to renew contracts with the unions, could have a material adverse effect on Grace's operations and operating results.

Grace's failure to meet schedule or performance requirements of its paving contracts could adversely affect Grace.

        Grace's asphalt paving contracts have penalties for late completion. In most instances, Grace must complete a project within an allotted number of business or calendar days from the time it receives the notice to proceed, subject to allowances for additional days due to weather delays or additional work requested by the customer. If Grace subsequently fails to complete the project as scheduled, it may be responsible for contractually agreed-upon liquidated damages, an amount assessed per day beyond the contractually allotted days, at the discretion of the customer. Under these circumstances, the total project cost could exceed Grace's original estimate, and it could experience a loss of profit or a loss on the project. Additionally, Grace enters into lump sum and quantity pricing contracts where Grace's profits can be adversely affected by a number of factors beyond its control, which can cause Grace's actual costs to materially exceed the costs estimated at the time of its original bid. These same issues and risks can also impact some of Grace's contracts in its precast/prestressed operations.

Adverse weather conditions may cause delays, which could slow completion of Grace's contracts and negatively affect its revenues and cash flow.

        Because all of Grace's construction projects are completed outdoors, its operations are substantially dependent on weather conditions. For example, lengthy periods of wet weather will generally interrupt construction activities, which lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. As a result, prolonged precipitation or other adverse weather-related conditions can adversely affect Grace's operations and its financial results. While revenues can be recovered following a period of bad weather, it is generally difficult to recover the cost of inefficiencies, and significant periods of bad weather could reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability could negatively affect Grace's results of operations in current and future periods until the affected contracts are completed.

        Because Grace's aggregate division also conducts its activities outdoors, unpredictable weather conditions can affect Grace's aggregate production and sales activity. Adverse weather conditions also restrict the demand for Grace's products, and impede its ability to efficiently transport material. Adverse weather conditions also increase Grace's costs and reduce its production output as a result of power loss, needed plant and equipment repairs, time required to remove or allow water to evaporate from the project site, and similar events. The aggregate division's production and sales levels follow activity in the construction industry, which is also significantly affected by weather conditions.

Timing of the award and performance of new contracts could have an adverse effect on Grace's operating results and cash flow.

        It is generally very difficult to predict whether and when bids for new projects will be offered for tender, as these projects frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, funding arrangements and governmental approvals. Because of these factors, Grace's results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

        The uncertainty of the timing of contract awards after a winning bid is submitted may also present difficulties in matching the size of Grace's equipment fleet and work crews with contract needs. In some cases, Grace may maintain and bear the cost of more equipment than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, Grace would incur costs that could have a material adverse effect on Grace's anticipated profit.

        In addition, the timing of the revenues, earnings and cash flows from Grace's contracts can be delayed by a number of factors, including delays in receiving material and equipment from suppliers and services from subcontractors and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on Grace's operating results for current and future periods until the affected contracts are completed.

Grace's dependence on a limited number of customers could adversely affect its business and results of operations.

        Due to the size and nature of Grace's construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of Grace's consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2012, approximately 24.5% of Grace's construction related revenue was generated from the City and County of Honolulu (the "County"). Similarly, Grace's backlog frequently reflects multiple contracts for certain customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. For example, the County comprised 25.3% of Grace's construction backlog at March 31, 2013.

The loss of business from any such customer could have a material adverse effect on Grace's business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect Grace's business, results of operations, cash flows and financial condition.

The Grace Businesses are likely to become capital-intensive over the longer term.

        The property and machinery needed to produce Grace's aggregate products and perform its asphaltic concrete paving contracts are expensive. Excluding the $26.6 million Grace has incurred through March 31, 2013 for its new crushing facilities, which are expected to be fully operational by the end of 2013, Grace has invested over $12.0 million in the last three years on capital equipment. Although capital needs over the next five years are expected to be relatively modest, over the longer term, Grace may require annual capital expenditures in the range of $5 million to $10 million to operate its aggregates and construction businesses. Grace's ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business, and other factors affecting Grace's operations, many of which are beyond Grace's control. If Grace is unable to generate sufficient cash to operate its business, Grace may be required, among other things, to further reduce or delay planned capital or operating expenditures.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that Grace is able to pursue.

        As is customary in the construction business, Grace may be required to provide surety bonds to its customers to secure Grace's performance under construction contracts. Grace's ability to obtain surety bonds primarily depends upon its capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of Grace's backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Grace's inability to obtain adequate bonding would limit the amount that it can bid on new contracts and could have an adverse effect on Grace's future revenues and business prospects.

Grace's operations are subject to hazards that may cause personal injury or property damage, thereby subjecting Grace to liabilities and possible losses, which may not be covered by insurance.

        Grace's workers are subject to the usual hazards associated with providing construction and related services on road construction sites, plants and quarries. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. Grace maintains general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance, all in amounts consistent with Grace's risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that Grace may incur in its operations.

        Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of Grace's liability in proportion to other parties, the number of incidents not reported and the effectiveness of Grace's safety program. If Grace were to experience insurance claims or costs above its estimates, Grace might be required to use working capital to satisfy these claims, which could impact its ability to maintain or expand its operations. To the extent that Grace experiences a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, Grace's operating results and financial condition could be adversely affected.

Environmental and other regulatory matters could adversely affect Grace's ability to conduct its business and could require expenditures that could have a material adverse effect on its results of operations and financial condition.

        Grace's operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water. Grace could be held liable for such contamination created not only from Grace's own activities but also from the historical activities of others on properties that Grace acquires or leases. Grace's operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject Grace to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, Grace cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require Grace to make substantial expenditures for, among other things, equipment that Grace does not currently possess, or the acquisition or modification of permits applicable to Grace's activities.

Short supplies and high costs of fuel, energy and raw materials affect the Grace Businesses.

        The Grace Businesses require a continued supply of diesel fuel, electricity and other energy sources for production and transportation. The financial results of these businesses have at times been affected by the high costs of these energy sources. Significant increases in costs or reduced availability of these energy sources have and may in the future reduce Grace's financial results. Moreover, fluctuations in the supply and costs of these energy sources can make planning Grace's business operations more difficult. Grace does not hedge its fuel price risk, but instead focus on volume-related price reductions, fuel efficiency, alternative fuel sources, consumption and the natural hedge created by the ability to increase aggregates prices.

        Similarly, Grace's vertically-integrated operations also require a continued supply of liquid asphalt, which serves as a key raw material in the production of asphaltic concrete. Asphalt is subject to potential supply constraints and significant price fluctuations, which are generally correlated to the price of crude oil, though not as closely as diesel or gasoline, and are beyond Grace's control. Accordingly, fluctuations in the availability and/or cost of asphalt could have an adverse effect on Grace financial condition or results of operations.

Risks Related to A&B

        A&B is and will continue to be subject to the risks described above. In addition, A&B is, and will continue to be, subject to the risks described in Part I, Item IA "Risk Factors" in A&B's Annual Report on Form 10-K for the year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and are incorporated by reference into this proxy statement/prospectus. For further information regarding documents incorporated by reference into this proxy statement/prospectus, see "Where You Can Find More Information" beginning on page 152.

THE A&B SPECIAL MEETING

        A&B is furnishing this document to holders of A&B common stock in connection with the solicitation by A&B's Board of Directors of proxies to be voted at the special meeting, and at any adjournment or postponement thereof. This section contains information about the special meeting of A&B shareholders that has been called to consider and approve the share issuance proposal and the adjournment proposal.

        Together with this proxy statement/prospectus, A&B is also sending you a notice of the special meeting and a form of proxy that is solicited by the A&B Board of Directors.

Time, Date and Place

        The special meeting will be held on [    •    ], 2013 at [    •    ] a.m., Honolulu time, at [    •    ].

Matters to Be Considered

        The purpose of the special meeting is to consider a vote on the following proposals:

        Proposal No. 1.    A proposal, which we refer to as the "share issuance proposal," to approve the issuance of shares of A&B common stock in the merger of Grace Holdings with and into Merger Sub as contemplated by the merger agreement.

        Proposal No. 2.    A proposal, which we refer to as the "adjournment proposal," to approve, if necessary, an adjournment of the A&B special meeting to solicit additional proxies in favor of the share issuance proposal.

Proxies

        Each copy of this proxy statement/prospectus mailed to holders of A&B common stock is accompanied by a form of proxy. If you are a shareholder of record, you may submit a proxy by telephone, via the Internet or by mail to ensure that your vote is counted at the special meeting, or at any adjournment or postponement thereof, regardless of whether you plan to attend the special meeting.

  •
  Submitting a Proxy by Telephone:  You can submit a proxy for your shares by telephone until 2:00 a.m., Eastern Daylight Time, on [    •    ], 2013 (8:00 p.m., Honolulu Time, on [    •    ], 2013), by calling 1-800-652-VOTE (8683). Telephone proxy submission is available 24 hours a day. Easy-to-follow voice prompts allow you to submit a proxy for your shares and confirm that your instructions have been properly recorded. Our telephone proxy submission procedures are designed to authenticate shareholders by using individual control numbers.

  •
  Submitting a Proxy Via the Internet:  You can submit a proxy via the Internet until 2:00 a.m., Eastern Daylight Time, on [    •    ], 2013 (8:00 p.m., Honolulu Time, on [    •    ], 2013), by accessing the website listed on your proxy card, www.investorvote.com/ALEX, and following the instructions you will find on the website. Internet proxy submission is available 24 hours a day. As with telephone proxy submission, you will be given the opportunity to confirm that your instructions have been properly recorded.

  •
  Submitting a Proxy by Mail:  If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided.

        By casting your vote in any of the three ways listed above, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions. You may also attend the special meeting and vote in person.

        If you are a "street name" holder, you must provide instructions on voting to your broker, bank, trust or other nominee holder.

Revocation of Proxies

        You may revoke your proxy at any time before it is exercised by:

  •
  delivering to the Corporate Secretary a written notice of revocation, dated later than the proxy, before the vote is taken at the special meeting;

  •
  delivering to the Corporate Secretary an executed proxy bearing a later date, before the vote is taken at the special meeting;

  •
  submitting a proxy on a later date by telephone or via the Internet (only your last telephone or Internet proxy will be counted), before 2:00 a.m., Eastern Daylight Time, on [    •    ], 2013 (8:00 p.m., Honolulu Time, on [    •    ], 2013); or

  •
  attending the special meeting and voting in person (your attendance at the special meeting, in and of itself, will not revoke the proxy).

        Any written notice of revocation, or later dated proxy, should be delivered to:

    Alexander & Baldwin, Inc.
    822 Bishop Street
    Honolulu, Hawaii 96813
    Attention: Alyson J. Nakamura, Corporate Secretary

        Alternatively, you may hand deliver a written revocation notice, or a later dated proxy, to the Corporate Secretary at the special meeting before voting begins.

        If your shares are held in "street name" by a bank, broker or other nominee, you must follow the instructions provided by the bank, broker or other nominee if you wish to change your vote.

Solicitation of Proxies

        The A&B proxy accompanying this proxy statement/prospectus is solicited on behalf of A&B's Board of Directors. A&B will pay the costs of printing and mailing this proxy statement/prospectus to A&B shareholders, and all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its Board of Directors. In addition to solicitation of proxies by mail, officers, employees and directors of A&B and its subsidiaries may, without additional compensation, solicit proxies by telephone or by other appropriate means. Arrangements will also be made with brokerage firms and other persons that are record holders of A&B common stock to forward proxy soliciting material to the beneficial owners of the stock and secure their voting instructions. A&B will reimburse the record holders for their reasonable expenses in taking those actions. A&B has retained the firm of Morrow & Co., LLC to assist in the solicitation of proxies at a cost of $12,500 plus reasonable expenses.

Record Date

        The A&B Board of Directors has set the close of business on [    •    ], 2013, as the record date for the special meeting. Holders of A&B common stock at the close of business on that date are entitled to receive notice of and to vote at the special meeting, or any adjournment or postponement thereof. At that time, [    •    ] shares of A&B common stock were outstanding, held by approximately [    •    ] registered holders.

 Quorum

        The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of A&B common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Vote Required

        Pursuant to the rules of the NYSE, approval of the share issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of A&B common stock, provided that the total votes cast (including abstentions) must represent a majority of the shares of A&B common stock entitled to vote on the proposal. Abstentions will have the same effect as a vote "AGAINST" this proposal. The failure to vote, either by proxy or in person, may make it more difficult for A&B to meet the requirement that the total votes cast on the proposal represent a majority of the shares of A&B common stock entitled to vote, but will not otherwise have an effect on this proposal.

        Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the special meeting and present in person or represented by proxy. Abstentions will have the same effect as a vote "AGAINST" this proposal. However, the failure to vote, either by proxy or in person, will have no effect on this proposal.

        The A&B Board of Directors urges A&B shareholders to vote promptly by completing, signing, dating and returning the enclosed proxy card, by submitting your proxy via the Internet or by telephone or, if you hold your stock in "street name" through a bank, broker or other nominee, by following the voting instructions of your bank, broker or other nominee.

Voting by A&B Directors and Executive Officers

        As of the record date, directors and executive officers of A&B, and their affiliates, had the right to vote [    •    ] shares of A&B common stock, or [    •    ]% of the outstanding A&B common stock at that date. A&B currently expects that each of these individuals will vote their shares of A&B common stock in favor of the proposals to be presented at the special meeting.

Recommendation of the A&B Board of Directors

        The A&B Board of Directors, by the unanimous vote of those directors voting on the matter, approved the merger agreement and the transactions contemplated thereby. The A&B Board of Directors (other than four directors who recused themselves) has unanimously determined that the merger is advisable and in the best interests of A&B and its shareholders and recommends that you vote "FOR" the share issuance proposal and "FOR" the adjournment proposal. See "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—A&B's Reasons for the Merger" beginning on page 52 for a more detailed discussion of the A&B Board of Directors' recommendation.

Attending the Meeting

        All A&B shareholders as of the record date are invited to attend the special meeting. If you decide to attend the special meeting and you are a "shareholder of record," you may vote your shares in person at the special meeting. If you are the beneficial owner of shares held in the name of your broker, bank or other nominee, you must bring proof of ownership (e.g., a current broker's statement) in order to be admitted to the special meeting, and you must obtain a proxy from your broker, bank or other nominee, giving you the right to vote the shares at the special meeting.

        Shareholders will be asked at the special meeting to present valid photo identification. A&B reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Other Matters

        According to Hawaii law and A&B's bylaws, no business may be conducted at a special meeting of shareholders other than the business specified in the notice to shareholders. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

Questions and Additional Information

        A&B shareholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the merger, including the procedures for voting their shares of A&B common stock, should contact A&B at:

    Alexander & Baldwin, Inc.
    822 Bishop Street
    Honolulu, Hawaii 96813
    Attention: Alyson J. Nakamura, Corporate Secretary
    Telephone: (808) 525-6611

or Morrow and Co., LLC, A&B's proxy solicitor, at:

    Morrow & Co., LLC
    470 West Avenue
    Stamford, Connecticut 06902
    Banks and Brokerage Firms, Please Call: (203) 658-9400
    Holders Call Toll Free: (888) 813-7566

 THE GRACE HOLDINGS SPECIAL MEETING

        Grace Holdings is furnishing this document to holders of Grace Holdings common stock in connection with the solicitation by Grace Holdings' Board of Directors of proxies to be voted at the special meeting, and at any adjournment or postponement thereof. This section contains information about the special meeting of Grace Holdings shareholders that has been called to consider and approve the merger proposal.

Time, Date and Place

        The special meeting will be held on [    •    ], 2013 at [    •    ], Honolulu time, at [    •    ].

Matters to Be Considered

        The purpose of the special meeting is to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of June 6, 2013, by and among A&B, Merger Sub, Grace Holdings, Grace and the Shareholders' Representative.

Proxies

        Each copy of this proxy statement/prospectus mailed to holders of Grace Holdings common stock is accompanied by a form of proxy. If you are a shareholder of record, you may submit a proxy completing, signing, dating and returning the enclosed proxy card in the postage paid envelope provided to ensure that your vote is counted at the special meeting, or at any adjournment or postponement thereof, regardless of whether you plan to attend the special meeting.

        By submitting your proxy by mail, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions. You may also attend the special meeting and vote in person.

        Grace Holdings shareholders should not send Grace Holdings stock certificates with their proxy cards. After the merger is completed, A&B will mail to holders of Grace Holdings common stock a transmittal form with instructions on how to exchange their Grace Holdings stock certificates for the merger consideration.

        Grace Holdings common stock held in Grace's 401(k) plans will be voted by the plans' trustees.

Revocation of Proxies

        You may revoke your proxy at any time before it is exercised by:

  •
  delivering to the Corporate Secretary a written notice of revocation, dated later than the proxy, before the vote is taken at the special meeting;

  •
  delivering to the Corporate Secretary an executed proxy bearing a later date, before the vote is taken at the special meeting; or

  •
  attending the special meeting and voting in person (your attendance at the special meeting, in and of itself, will not revoke the proxy).

        Any written notice of revocation, or later dated proxy, should be delivered to:

    GPC Holdings, Inc.
    P.O. Box 78
    Honolulu, Hawaii 96810
    Attention: Robert M. Creps, Secretary

 Solicitation of Proxies

        The Grace Holdings proxy accompanying this proxy statement/prospectus is solicited on behalf of Grace Holdings' Board of Directors. Grace Holdings will pay the costs of printing and mailing this proxy statement/prospectus to Grace Holdings shareholders, and all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its Board of Directors. In addition to solicitation of proxies by mail, officers, employees and directors of Grace Holdings and its subsidiaries may, without additional compensation, solicit proxies by telephone or by other appropriate means.

Record Date

        The Grace Holdings Board of Directors has set the close of business on [    •    ], 2013, as the record date for the special meeting. Holders of Grace Holdings common stock at the close of business on that date are entitled to receive notice of and to vote at the special meeting, or any adjournment or postponement thereof. At that time, 163,155 shares of Grace Holdings common stock were outstanding, held by 47 registered holders.

Quorum

        The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Grace Holdings common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Vote Required

        Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Grace Holdings common stock entitled to vote at the special meeting. Abstentions, as well as the failure to vote by proxy or in person, will have the same effect as a vote "AGAINST" the approval of the merger proposal. Accordingly, the Grace Holdings Board of Directors urges Grace Holdings shareholders to vote promptly by completing, signing, dating and returning the enclosed proxy card.

Voting by Grace Holdings Directors and Executive Officers

        As of the record date, directors and executive officers of Grace Holdings, and their affiliates, had the right to vote 147,790 shares of Grace Holdings common stock (excluding the shares held in Grace's 401(k) plans), or approximately 90.6% of the outstanding Grace Holdings common stock at that date. Grace Holdings currently expects that each of these individuals will vote their shares of Grace Holdings common stock in favor of the proposals to be presented at the special meeting.

        Certain shareholders of Grace Holdings, including certain directors of Grace Holdings, collectively holding 115,200 shares of Grace Holdings common stock, or approximately 71% of the outstanding Grace Holdings common stock as of the record date, have entered into a voting agreement with A&B. Pursuant to the voting agreement, these shareholders have agreed to vote such shares of Grace Holdings common stock in favor of the approval of the merger proposal, and against any proposal that would interfere with the merger or any of the other transactions contemplated by the merger agreement. As a result of the voting agreement, approval of the merger proposal is assured. See the section entitled "Other Agreements—Voting Agreement" on page 98 for additional information on the voting agreement.

 Recommendation of the Grace Holdings Board of Directors

        The Grace Holdings Board of Directors, by the unanimous vote of those directors voting on the matter, has approved and adopted the merger agreement and the transactions contemplated thereby. The Grace Holdings Board of Directors (other than two directors who recused themselves) unanimously determined that the merger is advisable, fair to, and in the best interests of, Grace Holdings and its shareholders and recommends that you vote "FOR" the merger proposal. See "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Reasons for the Merger—Grace's Reasons for the Merger" beginning on page 56 for a more detailed discussion of the Grace Holdings Board of Directors' recommendation.

Attending the Meeting

        All Grace Holdings shareholders are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting.

Dissenters' Rights

        Under Hawaii law, Grace Holdings shareholders are entitled to dissenters' rights in connection with the merger. Failure to take any of the steps required under Hawaii law on a timely basis may result in the loss of these dissenters' rights, as more fully described in "The A&B Share Issuance Proposal and the Grace Holdings Merger Proposal—The Merger—Dissenters' Rights" beginning on page 71.

Other Matters

        According to Hawaii law and Grace Holdings' bylaws, no business may be conducted at a special meeting of shareholders other than the business within the purposes described in the notice to shareholders for such meeting. No matters other than approval of the merger proposal will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Questions and Additional Information

        Grace Holdings shareholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the merger, including the procedures for voting their shares of Grace Holdings common stock, should contact Grace Holdings at:

    GPC Holdings, Inc.
    P.O. Box 78
    Honolulu, Hawaii 96810
    Attention: Robert M. Creps, Secretary
    Telephone: (808) 674-8383

THE A&B SHARE ISSUANCE PROPOSAL AND THE GRACE HOLDINGS MERGER PROPOSAL

THE MERGER

Overview

        The merger agreement contemplates that Grace Holdings will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity. As a result of the merger, Grace Holdings shareholders will receive, in the aggregate, $235 million (or approximately $1,440 per share), subject to adjustment, consisting of a combination of shares of A&B common stock and cash. Subject to certain adjustments, 85% of the consideration will be paid in the form of shares of A&B common stock and 15% will be paid in cash. The number of shares of A&B common stock to be received by Grace Holdings shareholders will be determined at closing, subject to a collar limiting the maximum and minimum number of shares that A&B will issue in the merger. The collar is described below. A&B also will be assuming net debt at closing, projected to be approximately $42 million, but actual debt outstanding at closing is subject to fluctuation based on business requirements prior to closing.

        At the closing, if there are no adjustments to the merger consideration, the aggregate number of shares of A&B common stock to be issued at closing will be determined by dividing $199.75 million (which is 85% of $235 million) by the Weighted Average Stock Price. The Weighted Average Stock Price is subject to a collar of $31.50 and $37.50, which sets the maximum and minimum number of shares of A&B common stock that A&B will issue in the merger. If the Weighted Average Stock Price is $31.50 or less, A&B will issue approximately 6.341 million shares at the closing. If the Weighted Average Stock Price is $37.50 or greater, A&B will issue approximately 5.327 million shares at the closing. Accordingly, if there are no adjustments to the merger consideration or the mix of stock and cash, each share of Grace Holdings common stock will be converted into between approximately 32.65 and 38.87 shares of A&B common stock and approximately $216.05 in cash. In addition, cash will be paid instead of issuing fractional shares of A&B common stock.

        The following chart provides examples of the value of the merger consideration to Grace Holdings shareholders at selected Weighted Average Stock Prices.

			Consideration Per Share of Grace Holdings Common Stock (based on the Weighted Average Stock Price)
		Shares of A&B Common Stock Per Grace Holdings Share
Weighted Average Stock Price	Total Shares of A&B Common Stock		A&B Stock Value Per Share	Cash Per Share	Total Per Share
$29.00	6,341,269.84	38.87	$1,127.13	$216.05	$1,343.18
$29.50	6,341,269.84	38.87	$1,146.56	$216.05	$1,362.61
$30.50	6,341,269.84	38.87	$1,185.43	$216.05	$1,401.48

$31.50	6,341,269.84	38.87	$1,224.30	$216.05	$1,440.35
$32.50	6,146,153.85	37.67	$1,224.30	$216.05	$1,440.35
$33.50	5,962,686.57	36.55	$1,224.30	$216.05	$1,440.35
$34.50	5,789,855.07	35.49	$1,224.30	$216.05	$1,440.35
$35.50	5,626,760.56	34.49	$1,224.30	$216.05	$1,440.35
$36.50	5,472,602.74	33.54	$1,224.30	$216.05	$1,440.35
$37.50	5,326,666.67	32.65	$1,224.30	$216.05	$1,440.35

$38.50	5,326,666.67	32.65	$1,256.94	$216.05	$1,472.99
$39.50	5,326,666.67	32.65	$1,289.59	$216.05	$1,505.64
$40.00	5,326,666.67	32.65	$1,305.92	$216.05	$1,521.97

        Grace Holdings may terminate the merger agreement if the Weighted Average Stock Price is less than $29.00 and A&B may terminate the merger agreement if the Weighted Average Stock Price is greater than $40.00.

        The aggregate merger consideration may be adjusted based on the amount of Grace Holdings' shareholders' equity at closing. The aggregate merger consideration of $235 million will be decreased on a dollar for dollar basis if, and to the extent by which, Grace Holdings' shareholders' equity is less than $113 million as of the closing date of the merger, as determined in accordance with the merger agreement.

        In certain circumstances, the proportion of the consideration to be paid in cash may be reduced in order to ensure that the merger qualifies as a "reorganization" within the meaning of the Code and that the cash portion of the consideration does not exceed 17% of the total consideration, as determined based on the price of A&B common stock on the closing date of the merger. In no event will the cash portion of the consideration be less than 12% of the aggregate merger consideration prior to any adjustments.

        Upon the completion of the merger, the Holdback Amount (an amount of cash equal to 12% of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders following the closing of the merger) will be withheld pro rata from Grace Holdings shareholders and retained by A&B to secure any post-closing adjustment to the aggregate merger consideration and certain indemnification obligations of Grace Holdings shareholders pursuant to the merger agreement. These funds will be released by A&B in accordance with the terms set forth in the merger agreement. In addition, an amount of cash equal to $1 million of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders in the merger will be delivered to the Shareholders' Representative to cover the costs and expenses incurred by him in performing his duties. Any amounts not used, or retained for future use, by the Shareholders' Representative will be paid to Grace Holdings shareholders upon the release of any and all remaining portions of the Holdback Amount.

Background of the Merger

        The A&B Board of Directors and senior management regularly seek to identify growth opportunities in Hawaii. Following the separation of A&B from Matson, Inc. in June 2012, A&B management renewed its review of potential Hawaii acquisition possibilities, both within A&B's existing real estate and land stewardship businesses and in adjacent areas that would complement those businesses.

        A&B management was familiar with Grace and its management team. Two directors of A&B, Walter A. Dods, Jr. and Jeffrey N. Watanabe, also were directors of Grace. In addition, Stanley M. Kuriyama, A&B's chairman and chief executive officer, and David C. Hulihee, Grace's chairman and chief executive officer, are social friends and both are active in Hawaii business, cultural and community organizations. A&B management determined that if Grace could be acquired by A&B, it would represent a unique opportunity to obtain a very strong Hawaii-based company with favorable long term growth prospects that strategically and financially complemented A&B's existing real estate businesses.

        At a meeting on October 8, 2012, Mr. Kuriyama raised with Messrs. Hulihee and Dods the prospect of exploring a potential business combination transaction involving A&B and Grace. On October 9, 2012, Mr. Hulihee informed Mr. Kuriyama that, although Grace was not otherwise considering a sale of the company, Grace would consider exploring a potential transaction with A&B, as A&B would be one of the few potential buyers that would appreciate Grace's Hawaii heritage and culture and be well positioned to maintain Grace's relationships with the communities and key stakeholders served by Grace. On October 24, 2012, A&B and Grace entered into a confidentiality agreement and, shortly thereafter, A&B and Grace commenced preliminary due diligence reviews.

        At a regularly scheduled meeting of the A&B Board of Directors on November 2, 2012, A&B management made a presentation describing the possibility of a transaction with Grace, noting that due diligence had just commenced and that discussions were at the exploratory stage. Four A&B directors recused themselves from this portion of the meeting—Messrs. Dods and Watanabe, due to the fact that they were both directors of Grace, as well as Grace shareholders; Robert S. Harrison, president and chief executive officer of First Hawaiian Bank, the state's largest bank, due to the fact that Grace has certain credit facilities and other loan arrangements with First Hawaiian; and Eric K. Yeaman, president and chief executive officer of Hawaiian Telcom, a company on whose board Mr. Dods serves as a member of its compensation committee (and previously served as board chairman).

        On November 30, 2012, at a regularly scheduled meeting of the Grace Board of Directors, the possibility of a potential transaction with A&B was discussed.

        Initially in person on December 6, 2012 and continuing in person and via telephone through January, 2013, members of A&B's management, including Mr. Kuriyama, Paul Ito, A&B's Chief Financial Officer, Nelson Chun, A&B's Senior Vice President and Chief Legal Officer, George Morvis, A&B's vice president of corporate development, and members of A&B's corporate staff met with Grace management, including Mr. Hulihee, Jim Yates, Grace's President, Gordon Yee, Grace's Senior Vice President and Chief Financial Officer, and Robert Creps, Grace's Senior Vice President Quarry Operations and Administration, to learn more about Grace's business and operations and to explore the terms of a possible business combination transaction. A&B's management also toured Grace's Oahu operations on December 20, 2012 and December 22, 2012. Grace also provided several years of audited financial reports, historical financial data and corporate documents requested by A&B. During these preliminary discussions, Mr. Hulihee indicated that Grace expected that the potential transaction would be structured as a tax-free reorganization with all of the consideration received by the Grace shareholders consisting of shares of A&B common stock. A&B advised that it would require a portion of the consideration to consist of cash.

        On January 4, 2013, A&B delivered to Grace a draft non-binding letter of intent proposing to acquire Grace. Messrs. Kuriyama, Hulihee and Bill D. Mills, a Grace director, discussed the terms of the non-binding letter of intent and a possible transaction, including valuation ranges and the form of consideration, in a series of telephone conferences over the next two weeks. On January 18, 2013, A&B and Grace executed a non-binding letter of intent for A&B to acquire Grace (including the Petroleum Businesses) for $295 million, subject to adjustment for closing shareholders' equity below a target amount, with A&B shares to represent between 80% and 85% of the consideration and the remainder to be paid in cash. Any transaction remained subject to customary conditions, including negotiation of a definitive agreement and approval by the A&B and Grace Boards of Directors.

        On January 17, 2013, Houlihan Lokey was retained by A&B to render an opinion to the A&B Board of Directors as to the fairness, from a financial point of view, to A&B of the consideration to be paid by A&B for the outstanding shares of common stock in a potential transaction with Grace. A&B continued to conduct its due diligence on Grace throughout this period.

        On January 25, 2013, Mr. Hulihee presented to the Grace Board of Directors the letter of intent signed by Grace and A&B regarding the potential acquisition of Grace by A&B through a merger transaction. Mr. Hulihee reviewed the terms of the letter of intent with the directors. With Mr. Dods and Mr. Watanabe abstaining, the Grace Board of Directors determined to form a special committee of disinterested directors, consisting of Messrs. Mills, J. Stephen Goodfellow and Robert Wo, Jr., to review and evaluate the proposed merger transaction with A&B, consider Grace's alternatives, negotiate the terms of the merger agreement, engage consultants and counsel to advise and assist the special committee, make recommendations to the Grace Board of Directors, and take such other actions as may be necessary or advisable in connection with the proposed transaction.

        On January 29, 2013, the Grace special committee held a meeting to consider the potential transaction. The special committee retained Sidley Austin LLP ("Sidley") to act as its counsel.

        On January 29, 2013, at a regularly scheduled meeting of the A&B Board of Directors, A&B management provided the Board of Directors (with Messrs. Dods, Harrison, Watanabe and Yeaman recusing themselves) with a presentation relating to the strategic and financial analysis of a potential transaction with Grace, the terms of the letter of intent and an update on the discussions with Grace and A&B's due diligence efforts.

        On February 1, 2013 and February 6, 2013, the Grace special committee met to review information relating to A&B, discuss the proposed terms of the merger transaction and review the ongoing discussions with A&B.

        On February 12, 2013, A&B sent to Grace a preliminary draft of a merger agreement.

        On February 15, 2013, the Grace special committee met to review and discuss the draft merger agreement and the status of discussions with A&B.

        Messrs. Kuriyama, Ito, Chun and Morvis continued to hold discussions with Messrs. Hulihee, Mills and Yee on the terms of a potential transaction between Grace and A&B.

        On February 22, 2013, at a meeting of the Grace Board of Directors, the Grace special committee updated the Grace Board of Directors on the status of discussions with A&B regarding a potential transaction between Grace and A&B.

        On February 25, 2013, Grace's management team (Messrs. Hulihee, Yee and Creps) hosted a tour of Grace's Oahu natural materials and construction operations for some of the disinterested members of the A&B Board of Directors (Messrs. Doane and King and Ms. Saito).

        At a meeting of the A&B Board of Directors on February 26, 2013, the A&B Board of Directors (other than Messrs. Dods, Harrison, Watanabe and Yeaman who recused themselves), with the assistance of A&B management and representatives of Houlihan Lokey, reviewed and discussed various aspects of the potential transaction with Grace, including strategic, operational and financial aspects of the potential transaction. Representatives of Goldman, Sachs & Co. ("Goldman Sachs"), which had from time to time provided investment banking services to A&B, attended the meeting at the invitation of the A&B Board of Directors and discussed the contemplated structure of the potential acquisition of Grace with the A&B Board of Directors. At the meeting, the A&B Board of Directors determined that rather than having the four directors continue to recuse themselves from meetings, it would be administratively expedient to create a special committee of the A&B Board of Directors consisting of Mr. Kuriyama, W. Allen Doane, Charles G. King, Douglas M. Pasquale and Michele K. Saito, or all of the directors other than Messrs. Dods, Harrison, Watanabe and Yeaman. After discussion, the A&B special committee preliminarily determined that Grace's Petroleum Businesses did not fit strategically or financially with A&B and that while A&B should continue to pursue a possible transaction involving the Grace Businesses, it should not pursue a transaction that included the Petroleum Businesses.

        Mr. Kuriyama informed Mr. Dods and Mr. Hulihee of the A&B special committee's view that A&B should not pursue a transaction that included the Petroleum Businesses.

        On February 28, 2013, the Grace special committee was informed of this position. After discussion, the committee determined that it was willing to continue to explore with A&B possible terms of a transaction that did not include Grace's Petroleum Businesses.

        On March 5, 2013, the A&B special committee met and received an update from A&B management on various strategic and financial aspects of a potential transaction, due diligence and on the willingness of Grace to consider a transaction that did not include the Petroleum Businesses. At that meeting, the A&B special committee authorized A&B management to continue to explore a transaction with Grace that excluded the Petroleum Businesses.

        Over the ensuing weeks, A&B and the Grace special committee, and their respective counsel Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") and Sidley, held a number of discussions to explore potential structures of a transaction involving the Grace Businesses and not the Petroleum Businesses. A&B and Grace also explored how the form and amount of consideration would be impacted by the exclusion of the Petroleum Businesses from any potential transaction. During this time, the parties tentatively agreed to a $235 million purchase price, which reflected a negotiated reduction of the original $295 million price based on the exclusion of the Petroleum Businesses from the proposed transaction.

        On March 21, 2013, the Grace special committee met to review the terms of the potential transaction with A&B, as well as matters relating to the separation of the Petroleum Businesses from Grace and the Grace Businesses.

        On March 22, 2013, at a meeting of the Grace Board of Directors, the Grace special committee updated the Grace Board of Directors on the status of discussions with A&B regarding a potential transaction between Grace and A&B.

        The Grace special committee met again on April 2, 2013 to consider the potential structure of a transaction excluding the Petroleum Businesses, the revised purchase price and other terms relating to such a transaction. The committee directed Grace management and Mr. Mills, on behalf of the Grace special committee, to continue to explore the potential transaction.

        On April 3, 2013, Messrs. Hulihee, Mills and Kuriyama met to discuss the structure and terms of a potential transaction.

        On April 8, 2013, the A&B special committee received an update from A&B management on possible terms for a transaction involving the Grace Businesses and on A&B's continuing due diligence investigation. A&B management and Skadden addressed various matters relating to the possible terms of a transaction and related matters, and Goldman Sachs addressed matters relating to possible financial terms of a transaction. The A&B special committee reiterated its support for management to continue exploring and negotiating terms for a potential transaction. On April 11, 2013, Messrs. Kuriyama and Chun met with Messrs. Hulihee and Mills, to discuss various matters concerning the potential transaction.

        On April 15, 2013, in the context of the existing investment banking relationship, Goldman Sachs agreed, at the request of the A&B special committee, to attend certain meetings of the special committee and, at such meetings, provide Goldman Sachs' views concerning the potential aquisition of Grace. Goldman Sachs' agreement with the A&B special committee does not contemplate any fee payable to Goldman Sachs in connection with the acquisition. Goldman was not engaged to act as financial advisor, or render a fairness opinion, to the A&B special committee in connection with the contemplated acquisition, nor did Goldman Sachs provide the A&B special committee any written financial analyses of, or participate in any negotiations leading to, the contemplated acquisition.

        On April 17, 2013, A&B delivered to Grace a revised draft merger agreement relating to a potential transaction involving the Grace Businesses and providing for a restructuring of Grace and a related spinoff of the Petroleum Businesses.

        On April 19, 2013, the Grace special committee held a meeting to discuss the revised draft merger agreement, the proposed restructuring of Grace and spinoff of the Petroleum Businesses and other matters relating to a potential transaction.

        On April 23, 2013, Messrs. Kuriyama, Chun, Hulihee, Mills and Yee met to discuss the merger consideration, stock price collars and other issues. In addition, the A&B and Grace management teams met periodically over the ensuing weeks to continue to discuss the possible structure and terms of a transaction involving the Grace Businesses, including indemnification and holdback terms, the amount of the termination fee and events that would trigger the payment thereof and provisions relating to the separation of the Petroleum Businesses from Grace.

        On April 25, 2013, during the monthly Grace Board of Directors meeting, the Grace special committee updated the Grace directors on the progress of the discussions and the terms thereof. Following such meeting, Messrs. Mills and Hulihee discussed certain concerns raised by the Grace special committee and Grace Board of Directors with Mr. Kuriyama.

        On April 29, 2013, the A&B special committee received an update from management on the status of these discussions. A&B management, Goldman Sachs and Skadden addressed various matters relating to the special committee's discussion of the potential transaction. On April 30, 2013 and May 3, 2013, Messrs. Mills and Kuriyama discussed various issues relating to the potential transaction.

        On May 6, 2013, Messrs. Kuriyama and Chun met with Messrs. Hulihee and Mills to discuss various issues relating to a potential transaction including indemnification and holdback provisions, the proposed voting agreement, stock price collars and separation of the Petroleum Businesses.

        On May 8, 2013, the Grace special committee held a meeting to discuss the status of negotiations, issues relating to the proposed restructuring and spinoff of the Petroleum Businesses, the proposed terms of the transaction with A&B and other matters relating to the transactions.

        Throughout the month of May, A&B continued to hold meetings with Grace, and Skadden and Sidley exchanged various drafts of the merger agreement and related agreements. Also during May, A&B management continued to conduct its due diligence investigation.

        On May 24, 2013 and May 30, 2013, the Grace special committee held meetings to discuss the draft merger agreement, the status of negotiations and the remaining open points. The committee determined to recommend that the Grace Board of Directors approve the proposed merger transaction, subject to resolution of certain open issues.

        On May 31, 2013, the Grace special committee and Grace Board of Directors held a joint meeting to discuss the proposed transaction and the draft merger agreement. At the meeting, the Grace special committee described the proposed transaction with A&B, the spinoff of the Petroleum Businesses, the draft merger agreement and other matters relating to the proposed transactions to the Grace Board of Directors. At the conclusion of this presentation, the Grace special committee recommended to the Grace Board of Directors that they approve entering into the merger agreement, subject to resolution of a number of outstanding open points relating to representations and warranties, covenants, indemnification matters, amount of the termination fee and tax matters relating to the restructuring and separation of the Petroleum Businesses from Grace. After a discussion among the members of the Grace Board of Directors and the Grace special committee, the Grace Board of Directors, with Messrs. Dods and Watanabe recusing themselves, determined that the transaction was in the best interests of Grace and its shareholders and approved Grace entering into the merger agreement, subject to resolution of these outstanding open points. The Grace Board of Directors also authorized the Grace special committee to negotiate and resolve the remaining open points and authorized Mr. Hulihee to execute the merger agreement on behalf of Grace upon such resolution.

        On June 3, 2013, the A&B special committee met to discuss the proposed merger. At the request of the A&B special committee, representatives of Skadden, Goldman and A&B management also attended the meeting. Representatives of Skadden reviewed the terms of the draft merger agreement and A&B management presented an update on various aspects of the proposed transaction with Grace. The A&B special committee took no action on the transaction at that time. During the period from June 3 through June 6, 2013, A&B and Grace and their respective counsel continued to negotiate the final terms of the merger agreement, including the open points referred to above.

        On June 6, 2013, the Grace special committee resolved the remaining open issues with A&B.

        On June 6, 2013, the A&B Board of Directors (with Messrs. Dods, Harrison, Watanabe and Yeaman recusing themselves) and the A&B special committee held a joint meeting to discuss the proposed merger. At the request of the A&B Board of Directors, representatives of Skadden, Goldman Sachs, Houlihan Lokey and A&B management also attended the meeting. Representatives of Skadden updated the A&B Board of Directors with respect to the status of negotiations regarding the merger agreement and reviewed the terms and provisions of the proposed merger agreement. Thereafter, at the request of the A&B Board of Directors, representatives of Houlihan Lokey reviewed with the A&B Board of Directors, and at the request of the A&B Board of Directors, the A&B special committee, Houlihan Lokey's financial analyses with respect to Grace and the proposed merger. Following a discussion among members of the A&B Board of Directors and the A&B special committee, at the request of the A&B Board of Directors, representatives of Houlihan Lokey rendered Houlihan Lokey's oral opinion to the A&B Board of Directors (which was confirmed in writing by delivery of Houlihan Lokey's written opinion to A&B's Board of Directors dated June 6, 2013) as to, as of June 6, 2013, the fairness, from a financial point of view, to A&B of the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement.

        On June 6, 2013, following the joint meeting of the A&B Board of Directors and the A&B special committee, the A&B special committee approved the merger agreement and recommended to the A&B Board of Directors that they approve the merger agreement. Thereafter, on June 6, 2013, the A&B Board of Directors (with Messrs. Dods, Harrison, Watanabe and Yeaman recusing themselves) approved the merger agreement. Thereafter, A&B and Grace executed the merger agreement and A&B issued a press release announcing the transaction.

        The Grace Holdings Board of Directors held a meeting on [    •    ], 2013 to consider the proposed transaction as it relates to Grace Holdings shareholders after the Holding Company Reorganization and the exchange of Grace shares for shares of Grace Holdings. After consideration of the recommendation of the Grace special committee and other factors, the Grace Holdings Board of Directors, with Messrs. Dods and Watanabe recusing themselves, determined that the merger transaction is fair to and in the best interests of the Grace Holdings shareholders (after the Holding Company Reorganization), ratified the adoption of the merger agreement by Grace Holdings, ratified and approved the merger and the execution of the merger agreement by Grace Holdings and determined to recommend that Grace Holdings shareholders vote in favor of approval of the merger proposal.

Reasons for the Merger

        The following discussion of the parties' reasons for the merger contains a number of forward-looking statements that reflect the current views of A&B and Grace Holdings, as applicable, with respect to future events that may have an effect on their future financial performance or the future financial performance of the combined company. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

  A&B's Reasons for the Merger

        In the course of reaching its decision to approve the merger and the merger agreement and recommend that A&B shareholders vote "FOR" the share issuance proposal, the A&B Board of Directors consulted with senior management, legal counsel and its financial advisor. The following discussion includes the material reasons and factors considered by the A&B Board of Directors in making its recommendation, but is not, and is not intended to be, exhaustive.

        Due to A&B's long operating history in Hawaii, which dates back to 1870, its knowledge of the Hawaii market, and its relationships and standing in the business community, A&B believes its competitive advantage lies in investing and building communities in Hawaii. A&B has a proven and successful long-term track record of expanding into lines of businesses over the years that complement its core land stewardship, agribusiness operations and real estate activities in the state. Following the separation of A&B from Matson, Inc., A&B intensified its evaluation of complementary Hawaii-centric investment opportunities that would capitalize on certain long-term growth trends in Hawaii and leverage A&B's competitive strengths.

        While the pursuit of complementary Hawaii-centric investments may imply a broad range of potential avenues for acquisitions, in reality, the number of acquisition targets is limited by a number of factors. First, A&B views complementary businesses through a limited lens, looking for ties to its core land stewardship, real estate development and community building operations. Second, the risk/return profile of any potential acquisition target must be evaluated in light of its potential correlation with A&B's existing lines of business, since any acquired business's financial characteristics should complement A&B's cyclical real estate development business. Finally, the number of acquisition targets that have adequate scale and return prospects to materially impact A&B's financial results is limited. The 2012 Hawaii Business Top 250, an annual ranking of Hawaii businesses by revenues, indicates that only 70 Hawaii businesses had 2011 revenues of over $100 million.

        Notwithstanding the fairly limited universe of potential investment opportunities that would complement A&B's businesses, A&B identified three major trends in Hawaii that are expected to drive growth in areas complementary to its core businesses—infrastructure, renewable energy and an aging population. A&B views the development, construction and maintenance of infrastructure, in particular, as complementary to its core real estate development activities because it represents a key first step in the development activity continuum and requires a similar skill set needed to be a successful Hawaii real estate developer, such as the ability to hire and manage construction companies and construction projects and to understand and navigate the complex regulatory environment in Hawaii.

        Similar to the challenges faced by many other states, significant portions of Hawaii's infrastructure are in dire need of repair and its roads consistently rank among the worst in the nation. For example, according to the American Society of Civil Engineers, approximately half of Hawaii's 4,730 public road miles are in poor or mediocre condition. The acquisition of Grace, which represents a rare opportunity to acquire a sizeable and complementary Hawaii-centric business with a strong financial and operating profile, extends A&B's capabilities to encompass infrastructure development and replacement work, for which there is clearly a steady and growing need, and allows A&B to more fully leverage the growth in the Hawaii economy and demand for private real estate development.

        Hawaii's outlook for infrastructure construction is positive as evidenced by both announced infrastructure replacement projects and anticipated commercial and residential development activities. The City and County of Honolulu, for example, recently announced its intent to perform $120 million to $150 million in road repairs to the city's streets annually over the next five years.

        In addition to leveraging Hawaii's prospects for growth in development and infrastructure construction, the A&B Board of Directors expects A&B to benefit from the following through the acquisition of Grace:

  •
  Unique Assets—Grace owns over 800 acres in Hawaii, encompassing 541 acres on Oahu's growing west side. The Oahu landholdings include a 50-acre former processing site located in the heart of Oahu's second city, Kapolei, with mid-term redevelopment potential. Grace's Makakilo, Oahu quarry facility is nearing completion of a multi-year, $30 million capital improvement program, including three new crushing and finishing plants, which is expected to result in greater operational efficiencies and lower costs going forward. This quarry is ideally situated on Oahu's west side, which is expected to see significant growth over the next two decades. Grace's Makikilo quarry is one of three permitted quarries on the island of Oahu, home to the majority of the State's population and Hawaii's economic and financial hub. Given the challenges and timeframes inherent in the process of identifying, acquiring and permitting quarry operations on Oahu, Grace's ownership of the Makakilo quarry is a significant factor impacting A&B's evaluation of Grace.

    In addition to its unique tangible assets, Grace's assets include an experienced management team with extensive expertise in quarry management, asphaltic concrete production and asphalt paving.

  •
  Leading Market Position—Grace holds a leading market position in asphalt paving, based on tonnage and revenue, and in the production of asphaltic concrete, based on tonnage, in the State of Hawaii. Due to relatively high capital requirements and regulatory approvals needed to compete in the market, Grace's scale provides significant cost benefits. Grace also operates the only liquid asphalt import terminal on Oahu. Due to its leading market position, strategic location and long track record, Grace is expected to benefit disproportionately from the improving Hawaii economy and the positive impact that such improvement is expected to have on infrastructure spending.

  •
  Vertically Integrated Business Model—Grace's vertically integrated business model, which includes the mining of basalt aggregate and the importation and distribution of liquid asphalt, provides it with cost benefits at higher throughput rates, while also increasing cost certainty due to the ability to manage costs throughout the supply chain. This cost certainty allows Grace to compete effectively on projects.

  •
  Cash Flows—Grace's relatively stable cash flows and prospects for future growth are expected to provide A&B with additional financial capacity to continue to focus, and execute, on new real estate opportunities in Hawaii and to mitigate variability in real estate sales and agricultural earnings, strengthen A&B's financial profile and flexibility and allow A&B to initiate an expected modest quarterly dividend.

        In addition to the expected benefits described above, the A&B Board of Directors took into account other factors in its consideration of the merger, including the following:

  •
  its assessment that the acquisition of Grace is consistent with A&B's long-term strategy to grow its business by expanding the scope, depth and breadth of its business activities in Hawaii;

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  its assessment that the acquisition of Grace represents an attractive long-term investment for A&B, with favorable return metrics and diversification benefits that will augment A&B's ability to further pursue its core real estate strategies over time;

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  its assessment that Grace's difficult-to-replicate vertically-integrated business model, diverse payer base and steady and growing cash flows would increase A&B's local market presence;

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  the recognition that the issuance of A&B common stock as merger consideration was an explicit condition required by Grace's shareholders, that it would be the first equity issuance (other than equity compensation) since A&B and its predecessor became public in 1965, and that it is expected to preserve A&B's current and future liquidity to pursue Hawaii real estate investments that are traditionally transacted in cash;

  •
  the issuance of A&B common stock is expected to be accretive to A&B's earnings per share;

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  the likelihood that the merger will be completed on a timely basis;

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  the likelihood of retaining key Grace employees to help manage, within the combined entity, the business conducted by Grace prior to the completion of the merger;

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  the financial analysis reviewed by Houlihan Lokey with A&B's Board of Directors, and the oral opinion of Houlihan Lokey rendered to A&B's Board of Directors (which was confirmed in writing by delivery of Houlihan Lokey's written opinion to A&B's Board of Directors dated June 6, 2013) as to, as of June 6, 2013, the fairness, from a financial point of view, to A&B of the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement (see the section entitled "—Opinion of the Financial Advisor to A&B" beginning on page 58); and

  •
  the results of the due diligence review of Grace's businesses and operations by A&B's management, advisors and consultants.

        The A&B Board of Directors also took into account a number of potentially negative factors in its consideration of the merger, including the following:

  •
  the risks, challenges and costs inherent in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company's operating results and preclude the achievement of some benefits anticipated from the merger;

  •
  the risk that the Grace Businesses do not achieve results of operations consistent with the financial projections for the Grace Businesses;

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  the possible volatility, at least in the short term, of the trading price of A&B's common stock resulting from the transaction;

  •
  the potential challenges to market participants' ability to value the combined company in light of its complementary but different businesses;

  •
  the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses of the respective companies;

  •
  the risk of diverting the attention of management of each of the respective companies from other operating priorities to implement merger integration efforts;

  •
  the potential loss of one or more customers or partners of either company as a result of any such customer's or partner's unwillingness to do business with the combined company;

  •
  the risk that the merger might not be completed in a timely manner or at all and the risk to A&B's business, operations and financial results in the event that the merger is not completed;

  •
  the potential conflicts between business cultures or methods of operation; and

  •
  various other possible risks associated with the combined company and the merger, including those described in the section entitled "Risk Factors" beginning on page 29.

        The preceding discussion of the information and factors considered by the A&B Board of Directors is intended to be illustrative and not exhaustive, and is not intended to reflect any ranking or relative weights of the various factors. In light of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the A&B Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors. In addition, the A&B Board of Directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the A&B Board of Directors conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger, adopting the merger agreement and recommending that A&B shareholders vote "FOR" the share issuance proposal.

  Grace's Reasons for the Merger

        In considering the transaction with A&B and in the course of reaching their decisions to approve the merger, adopt the merger agreement and recommend that Grace Holdings shareholders vote "FOR" the merger proposal, the Grace special committee and the Grace and Grace Holdings Boards of Directors consulted with senior management and with outside legal counsel and other advisors to Grace. The following discussion includes the material reasons and factors considered by the Grace and Grace Holdings Boards of Directors in making their recommendations, but is not, and is not intended to be, exhaustive.

        Like A&B, Grace has a long operating history in Hawaii, dating back to 1921. Grace views its deep knowledge of the Hawaii market, culture and community, and its relationships and standing in the business community as important aspects of its business and its culture. In considering the proposed transaction, Grace considered the importance of maintaining a focus on business in Hawaii. In addition, the Grace and Grace Holdings Boards of Directors considered a number of other factors supporting the proposed transaction in their deliberations, including the following:

  •
  the receipt of freely tradeable registered shares of A&B common stock in the merger will permit Grace Holdings shareholders to obtain liquidity at the time determined by each such shareholder;

  •
  the inclusion of A&B common stock in the merger consideration provides Grace Holdings shareholders with the ability to participate in the future results of A&B;

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  the qualification of the merger as a tax-deferred reorganization will allow Grace Holdings shareholders to partially defer recognition of income;

  •
  the merger will provide access to several properties owned by A&B that would be useful in the Grace Businesses;

  •
  the merger presents an opportunity to grow and diversify Grace's business activities in Hawaii by expanding the scope, depth and breadth of the business of the combined company;

  •
  the expectation that A&B will be able to provide capital for the Grace Businesses;

  •
  as a subsidiary of A&B, Grace will be able to pursue growth opportunities more quickly and easily than it could as a private company;

  •
  the merger presents an opportunity to partner with a mission and values driven organization that can augment Grace's values and culture;

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  Grace management will stay in place following consummation of the merger and the Grace Business will generally continue to operate as separate business units without any expected layoffs or significant adverse impact on their employees or business operations;

  •
  the expectation that the spinoff of the Petroleum Businesses will be tax free to Grace Holdings shareholders;

  •
  the likelihood that the merger would be completed, based on, among other things, the absence of significant required regulatory approvals, other than those relating to the HSR Act, and the reputation, financial capacity and public company status of A&B;

  •
  the merger will remove the potential cash requirements and uncertainty associated with Grace's obligations under buy-sell agreements with each of its shareholders, pursuant to which the shareholders may require Grace to purchase their shares at a price based on a formula, with at least 50% payable in cash upon such purchase;

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  the results of the due diligence review of A&B's business and operations by the Grace special committee and Grace's management and their respective advisors and consultants;

  •
  the lack of other potential buyers or partners with the financial capability, complementary lines of business, business culture and commitment to the Hawaiian community that A&B has; and

  •
  their determination that the merger consideration constitutes a fair price and is in the best interests of Grace Holdings shareholders under the circumstances.

        In the course of their deliberations, the Grace and Grace of Holdings Boards of Directors also considered a variety of risks and factors weighing against the merger, including:

  •
  the fact that Grace will no longer be an independent company and the concern that it will not have autonomy in its decision making;

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  the risk that the merger could compromise or diminish Grace's distinctive culture and business model, including the potential impact on current employees and other members of the Hawaii community;

  •
  the potential negative consequences that could result from public visibility into Grace's operations and financial statements;

  •
  the fact that the number of shares of A&B common stock offered as consideration is subject to a collar and therefore the actual value of the A&B common stock may be greater or less than the value as calculated pursuant to the terms of the merger agreement;

  •
  the complexity presented by the Holding Company Reorganization and the Grace Separation and the related risk that such transactions may not be tax free to Grace shareholders and Grace Holdings shareholders;

  •
  exposure to the different business and other risks associated with A&B's real estate development and other businesses, including those described in the section entitled "Risk Factors" beginning on page 29;

  •
  the risk that the merger might not be completed in a timely manner or at all, including the risk that the merger will not occur if A&B is unable to obtain the approval of A&B shareholders;

  •
  Grace's inability to seek specific performance to require A&B to complete the merger if the approval of A&B shareholders is not obtained and the fact that Grace's sole remedy in connection with A&B's failure to close under this circumstance would be limited to recovery of its expenses in an amount not to exceed $3 million;

  •
  the risks and costs to Grace if the merger does not close, including the diversion of management and employee attention and the potential effect on Grace's business and its relationships with customers and suppliers;

  •
  the restrictions on the conduct of Grace's business prior to completion of the merger, which may delay or prevent Grace from undertaking business opportunities that may arise and certain other actions it might otherwise take with respect to its operations pending completion of the merger;

  •
  the risk that while the merger is expected to be completed, there can be no assurance that all conditions to the parties' obligations to complete the merger will be satisfied, and as a result, it is possible that the merger may not be completed even if it is approved by the Grace Holdings shareholders;

  •
  the effect of the restrictions on soliciting other offers and the termination fee provided for in the merger agreement; and

  •
  the Grace Separation will result in ownership of the Petroleum Businesses by employees of Grace who have no relationship with the Petroleum Businesses.

        The preceding discussion of the information and factors considered by the Grace and Grace Holdings Boards of Directors is intended to be illustrative and not exhaustive, and is not intended to reflect any ranking or relative weights of the various factors. In light of the variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, the Grace and Grace Holdings Boards of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors. Neither the Grace special committee nor the Grace and Grace Holdings Boards of Directors received a fairness opinion regarding the fairness of the merger consideration to the shareholders of Grace or Grace Holdings. In addition, the Grace and Grace Holdings Boards of Directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Grace and Grace Holdings Boards of Directors conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger, adopting the merger agreement and recommending that Grace Holdings shareholders vote "FOR" the merger proposal.

Opinion of the Financial Advisor to A&B

        On June 6, 2013, Houlihan Lokey rendered its oral opinion to A&B's Board of Directors (which was confirmed in writing by delivery of Houlihan Lokey's written opinion to A&B's Board of Directors dated June 6, 2013), as to, as of June 6, 2013, the fairness, from a financial point of view to A&B of the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement.

        Houlihan Lokey's opinion was directed to A&B's Board of Directors (in its capacity as such) and only addressed the fairness, from a financial point of view, to A&B of the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Houlihan Lokey's opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to A&B's Board of Directors, the A&B special committee or any shareholder of A&B as to how to act or vote with respect to the merger or any related matters.

        A&B advised Houlihan Lokey and for purposes of Houlihan Lokey's analyses and opinion, Houlihan Lokey at A&B's direction assumed that, subject to certain adjustments as set forth in the merger agreement, as to which Houlihan Lokey expressed no view or opinion, the merger consideration to be paid by A&B in the merger pursuant to the merger agreement would have a value of $235 million. A&B further advised Houlihan Lokey and Houlihan Lokey assumed that 85% of the merger consideration would be comprised of shares of A&B common stock, treating the shares of A&B common stock to be issued as part of the merger consideration as having a value equal to the volume weighted average of the trading prices of A&B common stock on the NYSE for the 20 consecutive trading days ending on the third trading day prior to the closing date of the merger (but not more than $37.50 per share of A&B common stock or less than $31.50 per share of A&B common stock). Houlihan Lokey further understood and at A&B's instruction assumed that (i) Grace and Grace Holdings would enter into a Holding Company Reorganization Agreement, pursuant to which a wholly owned subsidiary of Grace Holdings would merge with Grace and Grace would become a wholly owned subsidiary of Grace Holdings, (ii) following the Holding Company Reorganization, Grace Holdings would cause Grace to convert into a limited liability company, (iii) following the Holding Company Reorganization and the LLC Conversion, Grace Holdings would, and would cause KI, a wholly owned subsidiary of Grace through which Grace engages in the Petroleum Businesses, to, enter into a Separation Agreement, pursuant to which Grace Holdings would cause Grace to distribute 100% of its ownership of KI to Grace Holdings and Grace Holdings would distribute 100% of its ownership of KI to the holders of Grace Holdings common stock on a pro rata basis, (iv) after giving effect to, and as a result of, the Restructuring, Grace would have retained the Grace Businesses and would no longer be engaged in KI's Petroleum Businesses, and (v) the Restructuring would be completed prior to the consummation of the merger. In addition, for purposes of Houlihan Lokey's analyses and opinion Houlihan Lokey with A&B's agreement did not address any aspect or implication or otherwise take into account or give effect to any potential tax liabilities arising in connection with the Restructuring, or any special dividend permitted under the terms of the merger agreement.

        In arriving at its opinion, Houlihan Lokey, among other things:

  •
  reviewed a draft, dated June 6, 2013, of the merger agreement;

  •
  reviewed certain publicly available business and financial information relating to Grace and A&B that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of A&B;

  •
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Grace made available to Houlihan Lokey by Grace and A&B, including financial projections (and adjustments thereto) prepared by the management of A&B relating to the Grace Businesses for the fiscal years ending 2013 through 2020 ("A&B Projections for the Grace Businesses");

  •
  spoke with certain members of the managements of Grace and A&B regarding the respective businesses, operations, financial condition and prospects of the Grace Businesses and A&B, the merger and related matters;

  •
  compared the financial and operating performance of the Grace Businesses with that of public companies that Houlihan Lokey deemed to be relevant;

  •
  considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant; and

  •
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

        Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. Houlihan Lokey was advised by the management of Grace that Grace does not regularly prepare projections with respect to the future financial performance of the Grace Businesses and consequently, at A&B's direction, Houlihan Lokey relied upon the A&B Projections for the Grace Businesses, which A&B advised Houlihan Lokey had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of A&B as to the future financial results and condition of the Grace Businesses and A&B directed Houlihan Lokey to assume were a reasonable basis upon which to evaluate the Grace Businesses. With respect to the publicly available research analyst estimates for A&B referred to above, Houlihan Lokey reviewed and discussed such estimates with the management of A&B and such management advised Houlihan Lokey that such estimates represented reasonable estimates and judgments of the future financial results and condition of A&B and directed Houlihan Lokey to assume were a reasonable basis upon which to evaluate A&B. Houlihan Lokey expressed no opinion with respect to the A&B Projections for the Grace Businesses or such publicly available analyst estimates or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Grace Businesses or A&B since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would have been material to its analyses or opinion, and that there was no information or any facts that would have made any of the information reviewed by Houlihan Lokey incomplete or misleading.

        Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger would be satisfied without waiver thereof, and (d) the merger would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey was also advised by management of A&B and Houlihan Lokey assumed that the merger would qualify, for federal income tax purposes, as a "reorganization" within the meaning of Section 368(a) of the Code. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Grace or A&B, or otherwise have an effect on the merger, Grace or A&B or any expected benefit of the merger that would be material to Houlihan Lokey's analyses or opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of A&B, that any adjustments to the merger consideration pursuant to the merger agreement or otherwise would not be material to Houlihan Lokey's analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the merger agreement would not differ in any respect from the draft of the merger agreement identified above.

        Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Grace, A&B or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Grace or A&B was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Grace or A&B was or may have been a party or was or may have been subject.

        Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of Grace, A&B or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the A&B Board of Directors, the A&B special committee or any other party with respect to alternatives to the merger. Houlihan Lokey's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey expressed no opinion as to what the value of the shares of A&B common stock actually would be when issued pursuant to the merger or the price or range of prices at which the shares of Grace Holdings common stock or A&B common stock may be purchased or sold, or otherwise be transferable, at any time.

        Houlihan Lokey's opinion was furnished for the use of A&B's Board of Directors and the A&B special committee (in their capacities as such) in connection with their evaluation of the merger and may not be used for any other purpose without Houlihan Lokey's prior written consent. Houlihan Lokey's opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. The opinion is not intended to be, and does not constitute, a recommendation to the A&B Board of Directors, the A&B special committee, any security holder or any other party as to how to act or vote with respect to any matter relating to the merger or otherwise.

        Houlihan Lokey's opinion only addressed whether the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to A&B and does not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, other than assuming the consummation of the Restructuring prior to the merger, any aspect or implication of the Restructuring or the agreements related to the Restructuring. Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of A&B's Board of Directors, the A&B special committee, Grace, A&B, their respective security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the merger consideration to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Grace, Grace Holdings, A&B or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the merger as compared to any alternative business strategies or transactions that might be available for Grace, Grace Holdings, A&B or any other party, (v) the fairness of any portion or aspect of the merger to any one class or group of A&B's or any other party's security holders or other constituents vis-à-vis any other class or group of A&B's or such other party's security holders or other constituents, (vi) whether or not Grace, Grace Holdings, A&B, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of Grace, Grace Holdings, A&B or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the appropriate capital structure of A&B, how A&B should be financing the cash portion of the merger consideration or whether A&B should be paying cash or issuing A&B common stock or a combination of both in the merger, (ix) the dilutive or other effects of the merger on the existing security holders of A&B, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the merger consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of A&B's Board of Directors, on the assessments by A&B's Board of Directors, the A&B special committee, Grace Holdings, Grace, A&B and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to Grace, A&B and the merger or otherwise.

        In preparing its opinion to A&B's Board of Directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey's analyses described below is not a complete description of the analyses underlying Houlihan Lokey's opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey's opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses could create a misleading or incomplete view of the processes underlying Houlihan Lokey's analyses and opinion.

        In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. Houlihan Lokey's analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of A&B. No company, transaction or business used in Houlihan Lokey's analyses for comparative purposes is identical to the Grace Businesses or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial forecasts prepared by the management of A&B and the implied valuation reference ranges indicated by Houlihan Lokey's financial analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, such analyses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of A&B. Much of the information used in, and accordingly the results of, Houlihan Lokey's analyses are inherently subject to substantial uncertainty.

        Houlihan Lokey's opinion was only one of many factors considered by A&B's Board of Directors and the A&B special committee in evaluating the proposed merger. Neither Houlihan Lokey's opinion nor its analyses were determinative of the merger consideration or of the views of A&B's Board of Directors, the A&B special committee or management with respect to the merger or the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Grace and A&B, and the decision to enter into the merger agreement was solely that of A&B's Board of Directors.

        The following is a summary of the material analyses reviewed by Houlihan Lokey with A&B's Board of Directors in connection with the rendering of Houlihan Lokey's opinion to A&B's Board of Directors on June 6, 2013. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis could create an incomplete view of Houlihan Lokey's analyses.

        For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

  •
  Enterprise value—generally the value of the relevant company's outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company's closing stock price, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), plus minority interest as of a specified date.

  •
  Adjusted EBITDA—generally earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items and, in circumstances where ascertainable, excluding minority interests.

        Selected Companies Analysis.     Houlihan Lokey considered certain financial data for the Grace Businesses and selected companies with significant construction businesses with publicly traded equity securities that Houlihan Lokey deemed relevant and selected companies with significant natural materials businesses with publicly traded equity securities that Houlihan Lokey deemed relevant. Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing prices of the common stock of the selected companies listed below as of June 5, 2013. Accordingly, this information may not reflect current or future market conditions. Estimates of Next Fiscal Year, or NFY, Adjusted EBITDA for the Grace Businesses were based on estimates provided by A&B's management. Estimates of NFY Adjusted EBITDA for the selected companies listed below were based on publicly available research analyst estimates for the selected companies.

        The financial data reviewed included:

  •
  Enterprise value as a multiple of estimated latest 12 months, or LTM, Adjusted EBITDA; and

  •
  Enterprise value as a multiple of estimated NFY Adjusted EBITDA.

        The selected companies with significant construction businesses and resulting multiples were:

  •
  Great Lakes Dredge & Dock Corporation

  •
  Orion Marine Group, Inc.

  •
  Granite Construction Incorporated

  •
  Sterling Construction Co. Inc.

  •
  Tutor Perini Corporation

	Enterprise Value/ LTM Adjusted EBITDA	Enterprise Value/ NFY Adjusted EBITDA
Low	5.7x	6.2x
High	16.2x	13.7x
Median	10.0x	7.8x
Mean	10.0x	8.7x

        The selected companies with significant natural materials businesses and the resulting multiples were:

  •
  Cementos Argos

  •
  CEMEX, S.A.B. de C.V.

  •
  CRH plc

  •
  Lafarge S.A.

  •
  Monarch Cement Co.

  •
  Martin Marietta Materials Inc.

  •
  Vulcan Materials Company

	Enterprise Value/ LTM Adjusted EBITDA	Enterprise Value/ NFY Adjusted EBITDA
Low	8.7x	8.0x
High	22.4x	19.3x
Median	13.3x	11.8x
Mean	13.8x	12.3x

        Taking into account the results of the selected companies analysis, Houlihan Lokey applied multiples ranges of 8.5x to 10.5x LTM Adjusted EBITDA and 7.5x to 9.5x NFY Adjusted EBITDA to corresponding financial data for the Grace Businesses made available to Houlihan Lokey by Grace or set forth in the A&B Projections for the Grace Businesses prepared by A&B management. The selected companies analysis indicated implied total equity value reference ranges for the Grace Businesses of $228.5 million to $295.1 million based on the Grace Businesses LTM Adjusted EBITDA and $206.2 million to $275.6 million based on the Grace Businesses NFY Adjusted EBITDA, as compared to the $235 million assumed value of the merger consideration.

        Selected Transaction Analysis.     Houlihan Lokey considered certain financial terms of certain business combinations involving target companies with significant construction businesses and certain business combinations involving target companies with significant natural materials businesses that Houlihan Lokey deemed relevant. The financial data reviewed included enterprise value (calculated based on the consideration paid in the relevant transaction) of the target company as a multiple of LTM Adjusted EBITDA.

        The selected transactions involving target companies with significant construction businesses and resulting multiples were:

Date Announced	Target	Acquiror
04/19/2013	Hardin Construction Company, LLC	DPR Construction, Inc.
01/10/2013	Flintco, LLC	Alberici Corporation
01/07/2013	EnergySolutions, Inc.	Rockwell Holdco, Inc.
12/28/2012	Kenny Construction Company	Granite Construction Inc.
11/13/2012	Q3 Contracting Inc.	Primoris Services Corporation
10/02/2012	JV Industrial Companies, Ltd.	Zachry Holdings, Inc.
09/21/2012	Mitchell's Oil Field Service, Inc.	Production Services Network (UK) Limited
09/05/2012	The Weitz Company, LLC	Orascom Construction Industries Company
03/13/2012	Sprint Pipeline Services, LP	Primoris Services Corporation
02/24/2012	Dixie Electric, LLC	One Rock Capital Partners, LLC
02/20/2012	Flint Energy Services Limited	URS Corporation
12/29/2011	Industrial Contractors Skanska	Skanska USA Civil Inc.
09/12/2011	Global Industries Ltd.	Technip
06/02/2011	Frontier-Kemper Constructors, Inc.*	Tutor Perini Corporation
05/18/2011	USM Inc.	EMCOR Group, Inc.
04/04/2011	Anderson Companies, Inc.	Tutor Perini Corporation
01/03/2011	Fisk Corporation	Tutor Perini Corporation
11/09/2010	Rockford Corporation	Primoris Services Corporation
07/28/2010	ColonialWebb Contractors Co. Inc.*	Comfort Systems USA Inc.
07/14/2010	Tishman Construction Corporation	AECOM Technical Services, Inc.
01/04/2010	John P. Picone, Inc.*	Dragados Construction USA, Inc.
12/22/2009	Pulice Construction, Inc.	Dragados Construction USA, Inc.
12/03/2009	Ralph L. Wadsworth Construction Company, Inc.*	Sterling Construction Co. Inc.
11/19/2009	James Construction Group, LLC*	Primoris Services Corporation
09/17/2009	Parsons Brunkerhoff Group Inc.	Balfour's Beatty plc

*
Excluded from high, low, mean and median calculations.

Enterprise Value/LTM Adjusted EBITDA
Low	3.7x
High	15.3x
Median	4.4x
Mean	7.2x

        The selected transactions involving target companies with significant natural materials businesses and resulting multiples were:

Date Announced	Target	Acquiror
12/04/2012	Texas Industries Inc.	Trinity Materials, Inc.
09/26/2012	Sugar Creek, Missouri, Tulsa, Oklahoma Cement Plants and Related Assets	Eagle Materials Inc.
08/09/2012	Sabre Industries, Inc.	Kohlberg & Company LLC
02/13/2012	Associated Asphalt Inc.	Goldman Sachs Capital Partners
12/27/2011	United Products Corporation	Allied Building Products Corporation
07/05/2011	Ameron International Corporation*	National Oilwell Varco, Inc.
05/12/2011	Lafarge S.A., Cement and Concrete Assets in Southeast United States	Cementos Argos
12/29/2010	Giant Cement Holding, Inc.	Corporación Uniland, S.A.
12/23/2010	Fred Weber, Inc.	IESI-BFC Ltd.
12/01/2010	RK Hall Construction Ltd. & Smith Buster Crushed Stone LLC	Summit Materials LLC
10/08/2010	Ready Mix USA, LLC	CEMEX, S.A.B. de C.V.
07/08/2010	CEMEX, S.A.B. de C.V., Non-Core Aggregates and Concrete Block Assets	Bluegrass Materials Company LLC
05/27/2010	Schwab Industries, Inc.	Oldcastle Materials, Inc.; Resource Land Holdings, LLC
05/17/2010	Seacliff Construction Corp.	The Churchill Corporation
02/01/2010	Hinkle Contracting Company, LLC	Summit Materials, LLC
10/29/2009	Tasek Corporation Berhad*	HL Cement (Malaysia) Sdn. Bhd.
09/15/2009	US Concrete Inc., Four Ready Mixed Concrete Plants	Syar Industries, Inc.
08/14/2009	RMC Readymix (India) Private Limited	Prism Cement Limited
06/15/2009	CEMEX Australia Pty Limited (nka: Holcim (Australia) Pty Ltd.)	Holcim Ltd.

*
Excluded from high, low, mean and median calculations.

Enterprise Value/LTM Adjusted EBITDA
Low	5.6x
High	12.9x
Median	8.1x
Mean	8.3x

        Taking into account the results of the selected transactions analysis, Houlihan Lokey applied multiples ranges of 9.0x to 11.0x LTM Adjusted EBITDA to corresponding financial data for the Grace Businesses made available to Houlihan Lokey by Grace. The selected transactions analysis indicated implied total equity value reference ranges of $244.8 million to $311.4 million for the Grace Businesses, as compared to the $235 million assumed value of the merger consideration.

        Discounted Cash Flow Analysis.     Houlihan Lokey performed a discounted cash flow analysis of the Grace Businesses by calculating estimated net present value of the unlevered, after tax free cash flows that the Grace Businesses was forecasted to generate through December 31, 2020 based on the A&B Projections for the Grace Businesses, which have been summarized by A&B in the section entitled "—Unaudited Projected Financial Information" beginning on page 67. Houlihan Lokey then applied a range of terminal value EBITDA multiples of 6.0x to 8.0x to the Grace Businesses fiscal year 2020 estimated EBITDA. The present value of such projected future cash flows and terminal values were then calculated using discount rates ranging from 10.5% to 12.5%. The discounted cash flow analysis indicated an implied total equity value reference range of $196.4 million to $262.6 million for the Grace Businesses, as compared to the $235 million assumed value of the merger consideration.

        Other Matters.     Houlihan Lokey was engaged by A&B to provide an opinion to A&B's Board of Directors (in its capacity as such) regarding the fairness from a financial point of view, to A&B of the merger consideration to be paid by A&B for all of the outstanding shares of Grace Holdings common stock in the merger pursuant to the merger agreement. A&B engaged Houlihan Lokey based on Houlihan Lokey's reputation and experience. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations and for other purposes. Houlihan Lokey is entitled to a fee of $275,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey's engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey's opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the merger. A&B has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain potential liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey's engagement.

        In the ordinary course of business, certain of Houlihan Lokey's employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Grace, A&B, or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

        Houlihan Lokey is currently providing financial advisory and valuation services to A&B for which Houlihan Lokey has received compensation and, subject to the consummation of the merger, Houlihan Lokey may provide additional financial advisory services to A&B for which Houlihan Lokey will receive compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Grace, A&B, other participants in the merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Grace, A&B, other participants in the merger or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Unaudited Projected Financial Information

        A&B does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, in connection with the discussions regarding the proposed merger, A&B management prepared unaudited financial projections regarding Grace's forecasted operating results for fiscal years 2013 through 2020, which are summarized below. The financial projections for Grace were reviewed and used by the A&B Board of Directors in connection with its consideration of the proposed merger and authorized for use by Houlihan Lokey in connection with the preparation of Houlihan Lokey's opinion to the A&B Board of Directors described in the section entitled "—Opinion of the Financial Advisor to A&B" beginning on page 58.

        The inclusion of any financial projections or assumptions in this proxy statement/prospectus should not be regarded as an indication that A&B management or the A&B Board of Directors considered, or now considers, these projections to be a reliable predictor of future results for Grace. You should not place undue reliance on the unaudited financial projections for Grace contained in this proxy statement/prospectus.

        In the preparation of its financial projections for Grace, A&B management used financial measures that are not in accordance with GAAP, including EBITDA (earnings before interest, taxes, depreciation and amortization). While A&B believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Grace's competitors and may not be directly comparable to similarly titled measures of Grace's competitors due to potential differences in the exact method of calculation.

        The financial projections for Grace prepared by A&B management include Adjusted EBITDA, which is defined as net income before interest expense, taxes, depreciation and amortization expenses, and excluding EBITDA attributable to minority ownership interests in consolidated entities.

        The financial projections prepared by A&B management and provided to the A&B Board of Directors and Houlihan Lokey included revenue and Adjusted EBITDA. Grace revenue, excluding revenue for the Petroleum Businesses, for the fiscal years ended September 30, 2013 through 2020 were projected to be $216.5 million, $233.8 million, $267.8 million, $297.1 million, $297.6 million, $302.9 million, $308.2 million, and $281.8 million, respectively. Grace Adjusted EBITDA, excluding the Petroleum Businesses, for the fiscal years ended September 30, 2013 through 2020 were projected to be $35.4 million, $41.0 million, $46.3 million, $51.2 million, $50.4 million, $50.7 million, $51.1 million, and $45.3 million, respectively.

        The increase in revenue and Adjusted EBITDA reflected in the financial projections for Grace incorporates sales growth from the general recovery in the Hawaii construction industry as well as specific additional growth in anticipated paving volume arising from increased infrastructure construction activity, such as the City and County of Honolulu's planned increase in its road rehabilitation budget. Continued strong cost controls along with improved margins from greater throughput and consolidation of Oahu quarrying activities into a single location add to the expected Adjusted EBITDA growth. No assurances can be made regarding these revenue assumptions or margin improvements.

        While the unaudited financial projections for Grace summarized above were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the unaudited financial projections for Grace involve judgments, which are subjective in many respects and thus subject to interpretation, with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including risks and uncertainties described in the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" on page 28 and "Risk Factors" beginning on page 29, all of which are difficult to predict and many of which are beyond the control of Grace and A&B, respectively, and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results will differ, and may differ materially, from those reflected in the unaudited financial projections for Grace, whether or not the merger is consummated. As a result, the unaudited financial projections for Grace cannot be considered a reliable predictor of future operating results and should not be relied upon as such.

        The unaudited financial projections for Grace were prepared solely for internal use by A&B management and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. In the view of A&B management, the projections prepared by them were prepared on a reasonable basis based on the best information available to A&B management at the time of their preparation. The unaudited financial projections for Grace, however, are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The inclusion of the unaudited financial projections for Grace in this proxy statement/prospectus shall not be deemed an admission or representation by A&B that such information is material. None of the unaudited financial projections for Grace reflect any impact of the merger.

        All of the unaudited financial projections for Grace summarized in this section were prepared by and are the responsibility of A&B's management and are unaudited. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial projections and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firms included in and incorporated by reference into this proxy statement/prospectus relate to the historical financial information of Grace and A&B, respectively. Such reports do not extend to the unaudited financial projections for Grace and should not be read as such.

        By including in this proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of Grace, none of Grace, A&B or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Grace or A&B compared to the information contained in the financial projections. The financial projections for Grace cover multiple years and such information by its nature becomes less predictive with each succeeding year. The financial projections for Grace do not take into account any circumstances or events occurring after the date they were prepared. None of Grace, A&B or, following consummation of the merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the unaudited financial projections for Grace contained in this proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

        The summary of the unaudited financial projections for Grace are not included in this proxy statement/prospectus in order to induce any Grace Holdings shareholder to vote in favor of the merger proposal at the special meeting of Grace Holdings shareholders or any A&B shareholder to vote in favor of the share issuance proposal to be voted on at the special meeting of A&B shareholders.

Interests of A&B's Executive Officers and Directors in the Merger

        In considering the recommendation of the A&B Board of Directors that you vote "FOR" the share issuance proposal, you should note that some of the A&B directors have interests in the merger that are different from, or in addition to, those of other A&B shareholders generally. The A&B Board of Directors was aware of these differences and considered them, among other matters, in approving the merger and in recommending to the A&B shareholders that the share issuance proposal be approved.

        Walter A. Dods, Jr., a director and shareholder of both A&B and Grace Holdings will receive up to 730,690 shares of A&B common stock and approximately $4.06 million of cash in the merger (assuming no adjustment to the mix of stock and cash) as a result of his direct and indirect beneficial ownership of approximately 18,800 shares, or approximately 11.5%, of the outstanding Grace Holdings common stock.

        Jeffrey N. Watanabe, a director and shareholder of both A&B and Grace Holdings will receive up to 52,275 shares of A&B common stock and approximately $290,500 of cash in the merger (assuming no adjustment to the mix of stock and cash) as a result of his direct and indirect beneficial ownership of approximately 1,345 shares, or approximately 0.8%, of the outstanding Grace Holdings common stock.

        Robert S. Harrison, a director of A&B, currently serves as president and chief executive officer of First Hawaiian Bank ("FHB"). Although Grace has certain credit facilities and other loan arrangements with FHB, which A&B will assume as part of the merger, Mr. Harrison will not receive any special consideration in the merger as a result of his relationship with FHB. For further information regarding Grace's loans with FHB, see the section entitled "Management and Other Information" on page 123.

        The A&B Board of Directors recognized that as a result of the above interests, certain of its members might have conflicts in relation to the merger. Accordingly, as discussed in the section entitled "—Background of the Merger," the A&B Board of Directors established a special committee, consisting of members of the A&B Board of Directors whom the A&B Board of Directors determined to be independent and disinterested, to review and evaluate the merger and to make a recommendation to the Board of Directors to approve or disapprove the merger. In addition, in light of these conflicts of interest, none of the interested directors participated on behalf of A&B in any of the deliberations of the A&B Board of Directors or in any vote by the A&B directors on any matters relating to the proposed merger, the merger agreement or the related agreements.

Interests of Grace Holdings' Executive Officers and Directors in the Merger

        In considering the recommendation of the Grace Holdings Board of Directors that you vote "FOR" the merger proposal, you should note that some of the Grace Holdings directors and executive officers have interests in the merger that are different from, or in addition to, those of other Grace Holdings shareholders generally. The Grace Holdings Board of Directors was aware of these differences and considered them, among the other matters, in approving the merger and in recommending to the Grace Holdings shareholders that the merger proposal be approved.

        As noted above in the section entitled "—Interests of A&B's Executive Officers and Directors in the Merger," two directors of Grace and Grace Holdings, Messrs. Dods and Watanabe, are also directors of A&B.

        Following the completion of the merger, David C. Hulihee, chairman and chief executive officer of Grace, will continue to serve as the chief executive officer of the Grace Businesses. The A&B Board of Directors will consider adding Mr. Hulihee to the A&B Board of Directors, although no conclusion has been reached by the A&B Board of Directors at this time. In addition, Mr. Hulihee and an affiliated entity will receive up to 2,452,476 shares of A&B common stock and approximately $13.6 million of cash in the merger (assuming no adjustment to the mix of stock and cash) as a result of his direct and indirect beneficial ownership of 63,100 shares, or approximately 38.7%, of the outstanding Grace Holdings common stock.

        In addition, certain of Grace's current executive officers may serve as employees of A&B, Merger Sub or Grace after the completion of the merger, although the merger agreement does not require A&B, Merger Sub or Grace to continue or resume the employment of any specific person.

        The merger agreement also provides indemnification for all past and present officers and directors of Grace Holdings, Grace and their subsidiaries for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent provided under their respective organizational documents in effect on the date of the merger agreement (subject to any limitation imposed from time to time under the HBCA) and the purchase of an extended reporting period (or "tail") for Grace's existing directors' and officers' insurance policy with respect to all actions taken at or prior to the effective time of the merger.

        The Grace and Grace Holdings Boards of Directors recognized that as a result of the above interests, certain of its members might have conflicts in relation to the merger with A&B. Accordingly, as discussed in the section entitled "—Background of the Merger," the Grace Board of Directors established a special committee, consisting of members of the Grace Board of Directors whom the Grace Board of Directors determined to be independent and disinterested, to review and evaluate the merger, review and negotiate the merger agreement and to make a recommendation to the Grace Board of Directors to approve or disapprove the merger. In addition, in light of these conflicts of interest, Messrs. Dods and Watanabe did not participate in any vote by the Grace or Grace Holdings directors on any matters relating to the proposed merger, the merger agreement or the related agreements and transactions.

Dissenters' Rights

        If the merger is consummated, Grace Holdings shareholders will have certain rights under Section 414-342 of the HBCA to dissent and to receive payment in cash of the fair value of their shares of Grace Holdings common stock.

        Prior to the vote on the merger proposal at the Grace Holdings special meeting, Grace Holdings shareholders who wish to exercise dissenters' rights must deliver written notice to Grace Holdings of their intent to demand payment for their Grace Holdings shares if the merger is effectuated. Such shareholders must not vote in favor of the merger proposal or they will forfeit their dissenters' rights. If the merger is approved by the requisite number of Grace Holdings shareholders and ultimately consummated, no later than 10 days thereafter Grace Holdings will deliver a dissenters' notice to all dissenting shareholders, which will include additional information on the procedures for perfecting their dissenters' rights.

        Shareholders who perfect such rights by complying with the procedures set forth in Sections 414-352 and 414-354 of the HBCA will be paid Grace Holdings' estimate of the fair value of the dissenting shareholder's shares. Section 414-341 of the HBCA defines "fair value" as the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        Pursuant to Section 414-359 of the HBCA, if the dissenter is not satisfied with Grace Holdings' payment or offer of payment, the dissenter may provide an estimate of the fair value of his or her shares and demand payment of the dissenter's estimate in writing. If a demand for payment under Section 414-359 of the HBCA remains unsettled, Grace Holdings must commence a proceeding in a Hawaii circuit court pursuant to Section 414-371 of the HBCA and petition the court to determine the fair value of the shares and accrued interest, or pay each dissenter whose demand remains unsettled the amount of the demand. In determining the fair value of the shares, the court may appoint appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenter made a party to the proceeding would be entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by Grace Holdings.

        Failure to follow the steps required by Part XIV of the HBCA for exercising dissenters' rights may result in the loss of dissenters' rights. In that event, you will be entitled to receive the consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Part XIV of the HBCA , if you are a Grace Holdings shareholder and are considering exercising your dissenters' rights under the HBCA, you should consult your own legal advisor.

        A copy of Part XIV of the HBCA, which contains the sections described above, is included as Annex C to this proxy statement/prospectus.

        A&B's obligation to complete the merger is subject to the requirement that holders of no more than 3% of Grace Holdings common stock exercise dissenters' rights.

Financing

        The acquisition of Grace by A&B will be accomplished through the issuance of approximately 85% of the purchase price in shares of A&B common stock and 15% in cash. A&B intends to finance the cash portion through a combination of cash on hand and/or through borrowings on its revolving credit facility.

Regulatory Approvals Required for the Merger

        A&B and Grace Holdings have agreed to use commercially reasonable efforts to obtain as promptly as practicable all regulatory approvals that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the DOJ and the FTC, pursuant to the HSR Act. A&B and Grace filed necessary notices with the DOJ and the FTC in accordance with the HSR Act on [    •    ], 2013.

        Based upon an examination of information available relating to the businesses in which the companies are engaged, A&B and Grace Holdings believe that the completion of the merger will not violate any U.S. or Hawaii antitrust laws. However, the DOJ, FTC or Hawaii Attorney General could open an investigation of the merger and could also challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest, even after the statutory waiting period has been early terminated, and even after completion of the merger. In addition, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after completion of the merger. A&B and Grace Holdings cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, A&B and Grace Holdings will prevail.

        A&B must also comply with applicable federal and state securities laws and the rules and regulations of the NYSE in connection with the issuance of shares of A&B common stock in the merger and the filing of this proxy statement/prospectus with the SEC.

Registered Shares

        The shares of A&B common stock to be issued to Grace Holdings shareholders in the merger will be registered under the Securities Act and, except as described below, generally may be freely traded without restriction.

Lock-up Agreements

        Concurrently with the execution of the merger agreement, and in consideration thereof, the Principal Shareholders have each entered into a lock-up agreement with A&B and may only dispose of their shares of A&B common stock acquired in the merger in accordance with the terms of the lock-up agreement. The restrictions lapse after a six month period after the effective time of the closing of the merger.

 THE MERGER AGREEMENT

        The following description describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. A&B and Grace Holdings encourage you to read the entire merger agreement. The merger agreement is not intended to provide any other factual information about A&B or Grace Holdings. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings A&B makes with the SEC.

 The Merger

        The merger agreement provides for the merger of Grace Holdings with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of A&B.

Merger Consideration

        The merger agreement provides that at the effective time of the merger, each share of Grace Holdings common stock issued and outstanding immediately prior to the effective time of the merger, other than shares held by A&B, Grace Holdings and their respective subsidiaries to be canceled prior to the effective time of the merger ("Canceled Shares") and shares held by holders who have exercised dissenters' rights with respect to such shares ("Dissenting Shares"), will be converted into and constitute the right to receive:

  •
  the Closing Per Share Stock Consideration;

  •
  the Closing Per Share Cash Consideration;

  •
  the True Up Per Share Merger Consideration, if any;

  •
  the Holdback Per Share Merger Consideration, if any; and

  •
  a pro rata portion of the Shareholders' Representative Expense Fund Residual, if any.

        The aggregate merger consideration to be paid pursuant to the merger agreement, prior to the post-closing true-up procedures described below (the "Closing Aggregate Merger Consideration") equals (a) $235 million, minus (b) the amount, if any, by which $113 million exceeds Grace Holdings' estimated shareholders' equity as of the closing date of the merger, as determined in accordance with the merger agreement and described more fully in the sections entitled "—Merger Consideration Adjustments—Shareholders' Equity Adjustment."

        At the closing of the merger, each share of Grace Holdings will be converted into the right to receive a pro rata share of the Closing Aggregate Merger Consideration, 85% of which will consist of A&B common stock ("Closing Aggregate Stock Consideration") and 15% of which will consist of cash ("Closing Aggregate Cash Consideration"), subject to certain adjustments as more fully described in the section entitled "—Merger Consideration Adjustments—Tax Adjustments."

        The number of shares of A&B common stock to be issued in the merger will be determined by the Weighted Average Stock Price (the volume weighted average trading prices of A&B common stock on the NYSE for the 20 consecutive trading days ending on the third trading day prior to the closing of the merger), subject to a collar of $31.50 and $37.50 (the "A&B Common Stock Value").

        The "Closing Per Share Stock Consideration" will consist of the number of shares of A&B common stock equal to (a) (i) the Closing Aggregate Stock Consideration divided by (ii) the A&B Common Stock Value, calculated to the nearest one-ten thousandth of a share, divided by (b) the total number of shares of Grace Holdings common stock issued and outstanding immediately prior to the effective time of the merger (other than any Canceled Shares), calculated to the nearest one-ten thousandth of a share.

        The "Closing Per Share Cash Consideration" will consist of an amount of cash equal to (a) (i) the Closing Aggregate Cash Consideration minus (ii) the sum of the Holdback Amount and the Shareholders' Representative Expense Fund (each as described below), divided by (b) the total number of shares of Grace Holdings common stock issued and outstanding immediately prior to the effective time of the merger (other than any Canceled Shares), calculated to the nearest one one-hundredth of one cent.

        The "Closing Per Share Merger Consideration" will consist of the Closing Per Share Stock Consideration together with the Closing Per Share Cash Consideration.

Holdback Amount; Shareholders' Representative Expense Fund

        The Holdback Amount (an amount of cash equal to 12% of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders following the closing of the merger) will be withheld pro rata from Grace Holdings shareholders and retained by A&B to secure any adjustment to the aggregate merger consideration and certain indemnification obligations of Grace Holdings shareholders pursuant to the merger agreement.

        In addition, after fully funding the Holdback Amount and making adjustments for payments made with respect to Dissenting Shares in connection with the closing of the merger, an amount of cash equal to $1 million of the aggregate merger consideration otherwise deliverable to Grace Holdings shareholders in the merger (the "Shareholders' Representative Expense Fund") will be delivered to the Shareholders' Representative to cover the costs and expenses incurred by him in performing his duties. These funds will be held and administered by the Shareholders' Representative in accordance with the terms of the merger agreement. Any amounts not used, or retained for future use, by the Shareholders' Representative will be paid to Grace Holdings shareholders upon the release of any and all remaining portions of the Holdback Amount.

Merger Consideration Adjustments

  Shareholders' Equity Adjustment

        No later than five business days prior to the scheduled closing date of the merger, Grace Holdings will deliver to A&B a statement setting forth Grace Holdings' good faith estimate of Closing Shareholders' Equity (the "Estimated Closing Shareholders' Equity").

        "Closing Shareholders' Equity" means the total assets of Grace Holdings minus the sum of (a) total liabilities of Grace Holdings and (b) non-controlling interests in Grace Holdings, but excluding the effects of an interest rate swap mark-to-market liability related to GLP Asphalt LLC's long-term note with Bank of Hawaii, in each case as of the close of business on the closing date of the merger.

        No later than 60 days after the closing date of the merger, A&B will prepare and deliver to the Shareholders' Representative a statement setting forth (a) A&B's good faith calculation of Closing Shareholders' Equity, (b) the amount of any Adjustment Payment (as defined below) that is due to or payable by A&B and (c) a description in reasonable detail of each adjustment from the calculation of Estimated Closing Shareholders' Equity. After the Shareholders' Representative has reviewed A&B's good faith calculation of Closing Shareholders' Equity and all disputes, if any, have been resolved in accordance with the terms of the merger agreement, the calculation of Closing Shareholders' Equity will be final and binding upon the parties to the merger agreement.

        Within three business days after the calculation of Closing Shareholders' Equity becomes final and binding upon the parties to the merger agreement, (a) A&B will pay to the Shareholders'

Representative for distribution pro rata to the Grace Holdings shareholders in accordance with their respective ownership of Grace Holdings common stock immediately prior to the effective time of the merger, an amount equal to the amount, if any, by which the Final Aggregate Merger Consideration (as defined below) exceeds the Closing Aggregate Merger Consideration or (b) A&B will receive (in the form of a deduction from the Holdback Amount) an amount of cash equal to the amount, if any, by which the Closing Aggregate Merger Consideration exceeds the Final Aggregate Merger Consideration (the amount of the payment paid or received by A&B being referred to as the "Adjustment Payment").

        "Final Aggregate Merger Consideration" means $235 million minus the amount, if any, by which $113 million exceeds Closing Shareholders' Equity.

        In the event that an Adjustment Payment is to be paid to the Shareholders' Representative for distribution to Grace Holdings shareholders, each Grace Holdings shareholder will receive, for each share of Grace Holdings common stock owned by such holder immediately prior to the effective time of the merger, its pro rata share of the Adjustment Payment (the "True Up Per Share Merger Consideration"), calculated to the nearest one one-hundredth of one cent. The True Up Per Share Merger Consideration will be paid in the same proportion of cash and A&B common stock in which the Closing Per Share Merger Consideration is paid, subject to certain adjustments as more fully described in the section entitled "—Tax Adjustments."

  Payment of the Holdback Amount

        If the Grace Holdings shareholders receive True Up Per Share Merger Consideration, A&B also will pay to the Shareholders' Representative, for distribution pro rata to the Grace Holdings shareholders in accordance with their respective ownership of Grace Holdings common stock immediately prior to the effective time of the merger, a portion of the Holdback Amount equal to 2% of the Closing Aggregate Merger Consideration (the "Purchase Price Adjustment Holdback Amount") minus one half of the fees and expenses of any independent public accounting firm employed pursuant to the merger agreement in the resolution of any dispute concerning A&B's good faith calculation of Closing Shareholders' Equity.

        In the event that an Adjustment Payment is to be paid to A&B and the Adjustment Payment is less than the Purchase Price Adjustment Holdback Amount, then A&B will pay to the Shareholders' Representative, for distribution pro rata to the Grace Holdings shareholders in accordance with their respective ownership of Grace Holdings common stock immediately prior to the effective time of the merger, the difference between the Purchase Price Adjustment Holdback Amount and the Adjustment Payment, minus one half of the fees and expenses of any independent public accounting firm employed pursuant to the merger agreement in the resolution of any dispute concerning A&B's good faith calculation of Closing Shareholders' Equity.

        No later than five business days following the 12 month anniversary of the closing date of the merger, A&B will pay to the Shareholders' Representative, for distribution to the Grace Holdings shareholders, based on each Grace Holdings shareholder's ownership of Grace Holdings common stock immediately prior to the effective time of the merger, an amount of cash equal to the excess, if any, of (a) 8% of the Closing Aggregate Merger Consideration over (b) the sum of (i) any amounts in excess of the Purchase Price Adjustment Holdback Amount deducted from the Holdback amount pursuant to the terms of the merger agreement and one half of any fees and expenses of any independent public accounting firm employed pursuant to the merger agreement in the resolution of any dispute concerning A&B's good faith calculation of Closing Shareholders' Equity to the extent not previously adjusted for, (ii) any amounts deducted from the Holdback Amount prior to such date as a result of adjustments to the Holdback Amount or pursuant to the tax provisions of the merger agreement and (iii) the Reserved Amount (as defined below).

        No later than five business days following the 18 month anniversary of the closing date of the merger, A&B will deliver to the Shareholders' Representative, for distribution to the Grace Holdings shareholders, based on each Grace Holdings shareholder's ownership of Grace Holdings common stock immediately prior to the effective time of the merger, an amount of cash equal to the excess, if any, of the remaining balance of the Holdback Amount over the Reserved Amount.

        The "Reserved Amount" at any time includes (a) amounts subject to claims notices and taxes and amounts payable pursuant to the tax provisions of the merger agreement for which an objection notice has been delivered and remains unresolved or the period for delivering an objection notice has not yet expired, (b) as agreed by A&B and the Shareholders' Representative, reasonably estimated losses and reasonably estimated taxes and other amounts payable pursuant to the tax provisions of the merger agreement for which a claims notice or other notification has been provided but the amount of which has not become final as of such date and (c) reasonably estimated amounts relating to any scheduled litigation matters that have not been finally resolved.

        Following the 18 month anniversary of the closing date of the merger, A&B and the Shareholders' Representative shall meet from time to time with respect to any Reserved Amounts and related claims, with such Reserved Amounts deducted from the Holdback Amount or paid to the Shareholders' Representative for distribution to Grace Holdings shareholders, as applicable.

        Amounts of Holdback Per Share Merger Consideration to be paid to Grace Holdings shareholders pursuant to the merger agreement will include the payment of interest, at a fixed rate of 1.48% per annum, payable for the period from the closing date of the merger through the date of payment to the Shareholders' Representative.

        "Holdback Per Share Merger Consideration" means the pro rata amounts of payments, if any, of all or a portion of the Holdback Amount, from time to time, in accordance with the provisions described above.

  Equitable Adjustment; Fractional Shares

        The provisions of the merger agreement related to the exchange of Grace Holdings common stock for A&B common stock and cash in the merger will be equitably adjusted to reflect any change in the outstanding shares of A&B common stock that occurs at any time during the period between the date of the merger agreement and the effective time on the closing date of the merger (or at any later time at which shares of A&B common stock are to be issued pursuant to the merger agreement) as a result of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period.

        No fractional shares of A&B common stock will be issued in the merger. Instead, each Grace Holdings shareholder that would have been entitled to a fraction of a share of A&B common stock (after aggregating all fractional shares of A&B common stock that would be received by such Grace Holdings shareholder) will receive a cash payment equal to the A&B Common Stock Value multiplied by such fraction.

  Tax Adjustments

        The Closing Aggregate Cash Consideration will be automatically decreased dollar for dollar for any cash payments made with respect to Dissenting Shares, if any, in connection with the closing of the merger, and the Closing Per Share Cash Consideration and the Closing Per Share Stock Consideration will be recalculated (without including the Dissenting Shares) based on these adjustments to the Closing Per Share Cash Consideration and the Closing Per Share Stock Consideration.

        Subject to the adjustments made for Dissenting Shares described in this section, if the tax opinions to be delivered to A&B and Grace Holdings at the closing of the merger pursuant to the merger agreement cannot be rendered (as reasonably determined by A&B's tax counsel or Grace Holdings' tax counsel, as applicable) as a result of the merger potentially failing to satisfy the "continuity of interest" requirement of Treasury Regulations Section 1.368-1(e) or otherwise or if the Closing Aggregate Cash Consideration would be greater than 17% of the Closing Aggregate Merger Consideration, determined based on the price of A&B common stock on the closing date of the merger, then the percentage used to calculate the Closing Aggregate Stock Consideration will be increased by the minimum amount necessary, and the percentage used to calculate the Closing Aggregate Cash Consideration will be correspondingly reduced to the minimum extent necessary, to enable (a) the tax opinions to be rendered and (b) the Closing Aggregate Cash Consideration to be no more than 17% of the Closing Aggregate Merger Consideration based on the price of A&B common stock on the closing date of the merger, provided, however, that in no event will the Closing Aggregate Cash Consideration be reduced below the Holdback Amount (without adjustment).

        Subject to the adjustments made for Dissenting Shares, if any, described in this section, if A&B's tax counsel or Grace Holdings' tax counsel reasonably determine that the conclusions set forth in the tax opinions to be delivered to A&B and Grace Holdings at the closing of the merger pursuant to the merger agreement would reasonably be expected to be adversely affected by the form of the True Up Per Share Merger Consideration, as a result of the merger potentially failing to satisfy the "continuity of interest" requirement of Treasury Regulations Section 1.368-1(e) or otherwise or if the sum of (a) the cash portion of the Final Aggregate Merger Consideration and (b) the aggregate cash payment payable or expected to be paid with respect to Dissenting Shares (such sum, the "Final Aggregate Cash Payment") would be greater than 17% of the Final Aggregate Merger Consideration, determined based on the price of A&B common stock on the closing date of the merger, then the A&B common stock portion of the True Up Per Share Merger Consideration will be automatically set at the minimum amount necessary so as not to adversely affect the conclusions set forth in the tax opinions to be delivered to A&B and Grace Holdings at the closing of the merger pursuant to the merger agreement or cause the Final Aggregate Cash Payment to be more than 17% of the Final Aggregate Merger Consideration, determined based on the price of A&B common stock on the closing date of the merger, and the cash portion of the True Up Per Share Merger Consideration will be correspondingly decreased. The adjustments described in this paragraph will not impact the Holdback Amount.

Withholding Rights

        Each of Merger Sub and A&B (or their agents) will be entitled pursuant to the merger agreement to deduct and withhold from any merger consideration otherwise payable pursuant to the merger agreement to any Grace Holdings shareholder the amounts that it is required to deduct and withhold under applicable tax law. To the extent such amounts are withheld and paid to or deposited with the relevant taxing authority, these amounts will be treated as having been paid to the Grace Holdings shareholders from whom they were deducted and withheld. Whenever Merger Sub and A&B (or their agents) deduct or withhold any such amounts, Merger Sub and A&B (or their agents) will send to the applicable Grace Holdings shareholders documentation evidencing that the amounts deducted or withheld have been paid to or deposited with the relevant taxing authority. In addition, the merger agreement provides that each Grace Holdings shareholder shall deliver a certificate to A&B, in form and substance reasonably satisfactory to A&B, establishing that such Grace Holdings shareholder is not a foreign person. If A&B does not receive such certificate from a holder on or before the closing date of the merger, A&B will withhold 10% of the merger consideration otherwise payable to such shareholder in accordance with Section 1445 of the Code and the Treasury Regulations thereunder.

 Completion of the Merger

        The merger agreement requires the parties to complete the merger after all of the conditions to the completion of the merger contained in the merger agreement are satisfied or waived. The merger will become effective upon the filing of articles of merger with the Director of Commerce and Consumer Affairs of the State of Hawaii, or at such later time as is agreed to by A&B, Merger Sub, Grace Holdings, Grace and the Shareholders' Representative and specified in the articles of merger, but not later than 30 days after the filing of the articles of merger. Because the completion of the merger is subject to the receipt of governmental and regulatory approvals and the satisfaction of other conditions, the exact timing of the completion of the merger cannot be predicted.

Conversion of Shares; Exchange of Certificates

        The conversion of Grace Holdings common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger.

        As soon as reasonably practicable after the effective time of the merger, A&B will use commercially reasonable efforts to mail, or will cause to be mailed, to each holder of Grace Holdings stock certificates a letter of transmittal and instructions for effecting the surrender of Grace Holdings stock certificates. Upon surrender of a certificate to A&B's transfer agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by A&B, the holder of such certificate will be entitled to receive, in exchange for each share of Grace Holdings common stock represented by such certificate, the Closing Per Share Merger Consideration, as well as the True Up Per Share Merger Consideration, if any, the Holdback Per Share Merger Consideration, if any, and a pro rata portion of the Shareholders' Representative Expense Fund Residual, if any.

        All of the shares of A&B common stock to be issued in the merger will be distributed as uncertificated shares registered in book-entry form through the direct registration system. Within a reasonable time after issuance, A&B will send a written notice to each Grace Holdings shareholder who received uncertificated shares of A&B common stock in book-entry form a written notice containing information on certain share transfer and ownership restrictions as set forth in the legend required by A&B's articles of incorporation. For more information on these restrictions, see the section entitled "Comparison of Shareholders' Rights—Maritime Restrictions on Share Transfer and Ownership" on page 150.

Representations and Warranties

        The merger agreement contains customary representations and warranties made by Grace Holdings, Grace, A&B and Merger Sub regarding aspects of their respective businesses. In particular, the assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in a confidential disclosure schedule delivered to A&B by Grace in connection with the signing of the merger agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. The representations and warranties contained in the merger agreement may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the merger agreement were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between A&B and Grace Holdings rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about A&B or Grace Holdings.

        The representations and warranties made by Grace Holdings, Grace, A&B and Merger Sub relate to, among other things:

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  organization and qualification;

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  corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

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  the absence of conflicts with organizational documents, other material contracts and applicable laws;

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  required regulatory filings and consents and approvals of governmental entities;

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  litigation;

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  the absence of certain changes since a recent balance sheet date;

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  broker's fees; and

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  tax matters.

        In the merger agreement, Grace Holdings and Grace also each made representations and warranties relating to:

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  capitalization;

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  financial statements;

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  the absence of undisclosed liabilities;

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  compliance with laws; permits;

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  assets;

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  real property;

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  material contracts;

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  the absence of transactions with shareholders and affiliates of shareholders;

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  employee benefit plans; ERISA;

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  labor matters;

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  intellectual property;

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  insurance;

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  environmental matters;

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  customers and suppliers;

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  accounts receivable;

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  the absence of certain liabilities following the Restructuring; and

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  information supplied to A&B.

        In the merger agreement, A&B and Merger Sub also each made representations and warranties relating to:

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  SEC filings;

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  A&B common stock; and

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  ownership of Merger Sub; no prior activities of Merger Sub.

        The representations and warranties of Grace Holdings, Grace, A&B, Merger Sub contained in the merger agreement will survive the merger for a period of 18 months from the closing date of the merger, except that any representation or warranty that would otherwise terminate shall survive with respect to losses, provided that notice is given pursuant to the merger agreement prior to the end of the period of 18 months from the closing date of the merger.

Material Adverse Effect

        Several of the representations, warranties, covenants, closing conditions and termination provisions in the merger agreement use the phrase "company material adverse effect." The merger agreement provides that "company material adverse effect" means any change, circumstance, occurrence, state of facts, development, event or effect that, individually or in the aggregate, (a) is or is reasonably likely to be materially adverse to the business, assets (whether tangible or intangible), properties, financial condition, operations or capitalization of Grace Holdings and its subsidiaries, taken as a whole or (b) materially impairs the ability of either Grace Holdings or Grace to perform its obligations under the merger agreement or any agreement related to the Restructuring to which it is or will be a party or to consummate the transactions contemplated by the merger agreement; provided, however, that in no event will any of the following constitute a "company material adverse effect" or otherwise be taken into account in determining whether a "company material adverse effect" has occurred: (i) any change that is the result of general economic conditions in Hawaii or factors generally affecting the industries in Hawaii in which Grace Holdings or any of its subsidiaries conduct business, except to the extent that such change disproportionately impacts Grace Holdings or any of its subsidiaries compared to other companies in the industries in which Grace Holdings or any of its subsidiaries operate; (ii) any change in law or GAAP or the interpretation thereof applicable to Grace Holdings or any of its subsidiaries, except to the extent that such change disproportionately impacts Grace Holdings or any of its subsidiaries compared to other companies in the industries in which Grace Holdings or any of its subsidiaries operate; (iii) any change that is the result of the announcement or pendency of the transactions contemplated by the merger agreement; and (iv) any change that results from any action taken by Grace Holdings or any of its subsidiaries pursuant to the merger agreement or any agreement related to the Restructuring to which it is or will be a party or at the written request or with the written consent of A&B.

        Several of the representations, warranties, covenants, closing conditions and termination provisions in the merger agreement use the phrase "parent material adverse effect." The merger agreement provides that "parent material adverse effect" means any change, circumstance, occurrence, state of facts, development, event or effect that, individually or in the aggregate, (a) is or is reasonably likely to be materially adverse to the business, assets (whether tangible or intangible), properties, financial condition, operations or capitalization of A&B and A&B's subsidiaries, taken as a whole, or (b) materially impairs the ability of A&B or Merger Sub to perform their obligations under the merger agreement or any agreement related to the Restructuring to which they are or will be a party or to consummate the merger and the other transactions contemplated by the merger agreement; provided, however, that in no event will any of the following constitute a "parent material adverse effect" or otherwise be taken into account in determining whether a "parent material adverse effect" has occurred: (i) any change that is the result of general economic conditions or factors generally affecting the industries in which A&B or any of its subsidiaries conduct business, except to the extent that such change disproportionately impacts A&B or any of its subsidiaries compared to other companies in the industries in which A&B or any of its subsidiaries operate; (ii) any change in law or GAAP or the interpretation thereof applicable to A&B or any of its subsidiaries, except to the extent that such change disproportionately impacts A&B or any of its subsidiaries compared to other companies in the industries in which A&B or any of its subsidiaries operate; (iii) any change that is the result of the announcement or pendency of the merger and the other transactions contemplated by the merger agreement; and (iv) any change that results from any action taken by A&B or any of its subsidiaries pursuant to the merger agreement or any agreement related to the Restructuring to which it is or will be a party or at the written request or with the written consent of Grace Holdings or the Shareholder Representative.

Covenants; Conduct of Business Prior to the Merger

  Interim Conduct of Grace Holdings' Business

        Grace Holdings has undertaken customary covenants that place restrictions on it and its subsidiaries until the earlier of the effective time of the merger or the termination of the merger agreement. In general, Grace Holdings has agreed to cause its subsidiaries to carry on their respective businesses in the ordinary course of business consistent with past practice and in compliance with all applicable laws and to use their commercially reasonable efforts to (a) preserve intact the businesses of Grace Holdings and its subsidiaries, (b) retain the services of current officers and employees and (c) preserve relationships with customers, suppliers and others with whom Grace Holdings or its subsidiaries have material business dealings.

        Grace Holdings has further agreed that, except (a) as expressly contemplated or permitted by the merger agreement and (b) as specifically set forth in the disclosure schedule that was delivered by Grace to A&B at the time of signing the merger agreement, Grace Holdings will not, and will cause each of its subsidiaries not to, among other things, undertake the following actions without the prior written consent of A&B:

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  sell, lease, license, transfer or dispose of, or acquire, any real property or, except in the ordinary course of business, any other material assets;

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  terminate, materially extend or materially modify (a) any material contract, other than any material contract (excluding any lease) in the ordinary course of business or (b) any affiliate arrangements;

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  enter into a contract (a) that would have been a material contract had it been entered into prior to the date of the merger agreement or (b) with any of the Principal Shareholders or any of their affiliates;

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  amend, breach, terminate or allow to lapse or become subject to default or termination any permit, other than amendments required by applicable law;

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  amend any of its organizational documents;

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  (a) authorize for issuance, issue, sell, pledge, dispose of or encumber any shares of its capital stock or any other voting securities or securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any of the foregoing, (b) split, combine, subdivide or reclassify any class or series of its capital stock, (c) declare, set aside or pay any dividend or distribution (whether in cash, stock or other property) in respect of any capital stock (other than dividends or distributions) (i) from a wholly owned subsidiary of Grace Holdings payable to Grace Holdings and/or one or more Grace Holdings subsidiaries, (ii) of up to $5 million to the Grace or Grace Holdings shareholders in June or July 2013 or (iii) to the Grace Holdings shareholders prior to the closing of the merger in the event that Estimated Closing Shareholders' Equity, absent such dividend or distribution, is projected to exceed $113 million; provided that such dividends or distributions do not adversely affect the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code or (d) repurchase, redeem or otherwise acquire any shares of its common stock or any securities convertible into or exchangeable or exercisable for any shares of its common stock;

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  settle any proceeding against it unless such settlement (a) requires payment of less than $100,000, (b) involves its unconditional release with respect to the subject matter of the proceeding and (c) does not impose any material obligations on its business or operations after the closing of the merger;

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  make any capital expenditure (or series of related capital expenditures) other than (a) as may be required to comply with applicable law, (b) as set forth in the applicable disclosure schedule to the merger agreement or (c) other capital expenditures that are not in excess of $100,000;

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  except as required by the terms of any benefit plan set forth on the applicable disclosure schedule to the merger agreement as in effect on the date of the merger agreement or by applicable law (a) grant, increase or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any wages, salaries, bonuses, incentives, severance pay, other compensation, pension or other benefits payable or potentially available to any employees, including any increase or change pursuant to any benefit plan or (b) establish, adopt or amend (or promise to take any such action(s)) any benefit plan or any benefits potentially available thereunder, provided that Grace Holdings or any Grace Holdings subsidiaries may increase base salaries or wages of employees other than officers in the ordinary course of business consistent with past practice;

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  terminate the employment of any executive officer other than for cause;

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  merge or consolidate with any person, other than a merger of one subsidiary of Grace Holdings with another subsidiary of Grace Holdings, or adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization (other than the Restructuring);

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  incur any indebtedness other than in the ordinary course of business;

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  make any material change in any of its financial accounting methods and practices, except as required by applicable law or changes in GAAP;

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  fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered, except in the ordinary course of business and consistent with past practice;

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  maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

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  (a) make a change in its tax accounting principles, methods or policies, (b) make any new tax election or change or revoke any existing tax election, (c) settle or compromise any tax liability or refund, (d) file any amended tax return or claim for refund, (e) enter into any closing agreement affecting any tax liability or refund, (f) execute or consent to any waiver extending the statutory period of limitations with respect to the collection or assessment of taxes or (g) obtain any tax ruling (other than any tax ruling obtained from the U.S. Internal Revenue Service relating to the Grace Separation), in the case of any of the foregoing, which are or could reasonably be expected to be material to the business, financial condition or the results of operations of Grace Holdings;

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  (a) exercise any option or first refusal rights relating to any real property that is either leased or owned by Grace Holdings as of the date of the merger agreement, (b) exercise any term renewal with respect to any such leased real property, except in the ordinary course of business consistent with past practice, (c) enter into any contract with respect to real property that is not such real property including any commitment to lease, purchase or sell any real property or (d) enter into or materially modify any contract relating to such real property;

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  sell, transfer, dispose of, license to any person, or create any lien, pledge, security interest, claim, charge, restriction or other encumbrance on any intellectual property owned by Grace Holdings or any subsidiary of Grace Holdings;

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  negotiate, enter into, modify, amend or terminate any collective bargaining contract or contract with any labor union, labor organization or works council; or

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  authorize or enter into any binding agreement or commitment with respect to any of the foregoing.

  Other Covenants

        The merger agreement also contains covenants relating to, among other things, the preparation of this proxy statement/prospectus, the holding of meetings of Grace Holdings shareholders and A&B shareholders, the granting of access to information of Grace Holdings, cooperation regarding regulatory filings, use of commercially reasonable efforts to obtain necessary consents, waivers and approvals, employee benefit plans, and other matters as described further below.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Grace Holdings

        The merger agreement contains provisions prohibiting Grace Holdings from seeking or discussing alternative transactions. Under these "non-solicitation" provisions, Grace Holdings has agreed that it will not, and will cause its subsidiaries not to, directly or indirectly, authorize or permit any of their respective officers, directors, employees, agents or representatives to:

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  initiate, solicit, knowingly encourage or take any other action designed to facilitate any takeover proposals (as defined below);

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  enter into any agreement with respect to any takeover proposal; or

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  engage or otherwise participate in discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate with, any proposal that constitutes, or could reasonably be expected to lead to, a takeover proposal.

        As used in the merger agreement, the term "takeover proposal" means any inquiry, proposal or offer relating to, or that could reasonably be expected to lead to:

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  any direct or indirect acquisition or purchase in one transaction or in a series of transactions, of (a) assets or businesses that constitute 15% or more of the revenues, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or assets of Grace Holdings and its subsidiaries, taken as a whole or (b) 15% or more of any class of equity securities of Grace Holdings;

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  any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Grace Holdings; or

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  any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Grace Holdings pursuant to which any person or the shareholders of any person would own 15% or more of any class of equity securities of Grace Holdings or of any resulting parent company of Grace Holdings, other than the transactions contemplated by the merger agreement.

        Subject to compliance with the non-solicitation provisions described in this section and notwithstanding the limitations described above, the merger agreement does not prevent Grace Holdings, prior to obtaining the approval of the merger by Grace Holdings shareholders, from furnishing information pursuant to a customary confidentiality agreement or participating in discussions or negotiations with any person in response to an unsolicited, bona fide written takeover proposal that Grace Holdings' Board of Directors determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a "superior proposal," as defined below. However, Grace Holdings or its Board of Directors may take such action only if:

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  Grace Holdings' Board of Directors determines (after receiving the advice of outside counsel) that failure to take these actions would be inconsistent with its fiduciary duties under applicable law;

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  Grace Holdings gives A&B written notice of this determination prior to taking such action;

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  Such takeover proposal was not solicited after the date of the merger agreement, was made after the date of the merger agreement and did not otherwise result from a breach of the non-solicitation limitations described above;

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  Any information provided has previously been provided to A&B or is provided to A&B at the same time it is provided to such person; and

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  Any such information is furnished pursuant to a customary confidentiality agreement not less restrictive than the confidentiality agreement entered into by A&B and Grace, and such customary confidentiality agreement expressly provides the right for Grace Holdings to comply with the terms of the merger agreement.

        In addition, Grace Holdings has agreed to notify A&B as soon as practicable (and in any event within 24 hours) orally, and promptly thereafter in writing, if any person makes any takeover proposal and to describe in reasonable detail the identity of any such person and the substance and material terms and conditions of any such takeover proposal. Grace Holdings has agreed to keep A&B fully and promptly informed of the status and material details of any such takeover proposal and to provide A&B with copies of all correspondence and other written material sent or provided to Grace Holdings or any of its subsidiaries that describes any of the terms or conditions of any takeover proposal promptly after receipt or delivery thereof.

        As used in the merger agreement, the term "superior proposal" means a bona fide takeover proposal (as defined above, except that all references to 15% should instead be deemed to be references to 50%) which Grace Holdings' Board of Directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (a) more favorable to the shareholders of Grace Holdings from a financial point of view than the merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the merger agreement and including any changes to the terms of the merger agreement proposed by A&B in response to such offer or otherwise) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Shareholder Meetings

        Grace Shareholder Meeting (Holding Company Reorganization).     In connection with the Restructuring, Grace agreed to, no later than promptly following the effective date of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, take all actions necessary to hold a special meeting of its shareholders for the purpose of considering and voting upon approval of the Holding Company Reorganization. Grace agreed to, as promptly as practicable after the date of the merger agreement, (a) prepare any disclosure or other documents (the "Holding Company Reorganization Disclosure Materials") to be sent to the shareholders of Grace in connection with the special meeting for the approval of the Holding Company Reorganization and (b) use its commercially reasonable efforts to cause the Holding Company Reorganization Disclosure Materials to be mailed to the shareholders of Grace and, if applicable, to solicit proxies from the shareholders of Grace to obtain the affirmative vote of the holders of not less than 75% of the outstanding shares of common stock of Grace entitled to vote in favor of the Holding Company Reorganization. Under the merger agreement, subject to the good faith exercise by the Board of Directors of Grace of its fiduciary duties, Grace was required to include in the Holding Company Reorganization Disclosure Materials the recommendation of its Board of Directors that shareholders of Grace vote in favor of the Holding Company Reorganization. Grace also agreed to take all other action reasonably necessary to secure the approval of the Holding Company Reorganization by its shareholders. The Holding Company Reorganization Disclosure Materials were prepared and mailed in accordance with the above requirements on [    •    ], 2013, and the special meeting of the shareholders of Grace was held on [    •    ], at which time the Holding Company Reorganization was approved by the shareholders of Grace.

        Grace Holdings Shareholder Meeting (Merger).     Grace Holdings has agreed to, promptly following the later of the consummation of the Holding Company Reorganization and the effective date of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, take all actions necessary to hold a special meeting of the Grace Holdings shareholders for the purpose of considering and voting upon approval of the merger proposal. Grace Holdings has agreed to, as promptly as practicable after the date of the merger agreement, (a) prepare any disclosure or other documents (the "Merger Disclosure Materials") to be sent to the holders of Grace Holdings common stock in connection with the special meeting for the approval of the merger proposal and (b) use Grace Holdings' commercially reasonable efforts to cause the Merger Disclosure Materials to be mailed to the Grace Holdings shareholders and, if applicable, to solicit proxies from the Grace Holdings shareholders to obtain the affirmative vote of the holders of not less than a majority of the outstanding shares of Grace Holdings common stock entitled to vote in favor of the merger. Under the merger agreement, subject to the good faith exercise by the Board of Directors of Grace Holdings of its fiduciary duties, Grace Holdings is required to include in the Merger Disclosure Materials the recommendation of the Board of Directors of Grace Holdings that Grace Holdings shareholders vote in favor of the merger proposal. Grace Holdings has agreed to take all other action reasonably necessary to secure the approval of the merger by the Grace Holdings shareholders.

        A&B Shareholder Meeting.     A&B has agreed to take all actions necessary to hold a special meeting of the A&B shareholders for the purpose of considering and voting upon the proposal to issue A&B common stock in the merger. A&B has agreed to use its commercially reasonable efforts to cause this proxy statement/prospectus to be mailed to the A&B shareholders as promptly as possible after the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and to solicit proxies from its shareholders to obtain the affirmative vote of the holders of a majority of the shares of A&B common stock represented in person or by proxy at a meeting of A&B shareholders at which a quorum is present in favor of the issuance of the A&B common stock in the merger. Under the merger agreement, subject to the good faith exercise by the Board of Directors of A&B of its fiduciary duties, A&B is required to include in this proxy statement/prospectus the recommendation of the Board of Directors of A&B that A&B shareholders vote in favor of the issuance of the A&B common stock in the merger.

Filings and Authorizations

        The merger agreement provides that each of A&B and Grace Holdings will (a) make or cause to be made the filings required of such party under the HSR Act with respect to the merger and the other transactions contemplated by the merger agreement as promptly as practicable after the date of the merger agreement, but in no event later than 20 business days after the date of the merger agreement, subject to the parties cooperation, (b) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the FTC or the DOJ or any other governmental authority in respect of such filings or such transactions and (c) act in good faith and reasonably cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other governmental authority under any antitrust laws with respect to any such filing or any such transaction. To the extent not prohibited by applicable laws, each party to the merger agreement will use all commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable laws in connection with the transactions contemplated by the merger agreement. Each party to the merger agreement will give the other party reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any governmental authority regarding any such filings or any such transaction. None of the parties to the merger agreement will independently participate in any meeting, or engage in any substantive conversation, with any governmental authority in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such governmental authority, the opportunity to attend or participate. The parties to the merger agreement will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the merger agreement in connection with proceedings under or relating to the HSR Act or other antitrust laws. A&B will take the lead in coordinating any filings and obtaining any necessary approvals under the HSR Act or any other federal or state antitrust laws.

        Each of A&B and Grace Holdings will use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any governmental authority with respect to the merger and the other transactions contemplated by the merger agreement under the HSR Act or other antitrust laws. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by the merger agreement as inconsistent with or violative of any antitrust law, each of A&B and Grace Holdings will (by negotiation, litigation or otherwise) cooperate and use its commercially reasonable efforts vigorously to contest and resist any such action or proceeding, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the merger and the other transactions contemplated by the merger agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, A&B and Grace Holdings decide that litigation is not in their respective best interests. Each of A&B and Grace Holdings will use its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other antitrust laws with respect to the merger and the other transactions contemplated by the merger agreement as promptly as possible after the signing of the merger agreement.

        The parties have agreed, on the terms and subject to the conditions set forth in the merger agreement, to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the merger agreement in doing, all things necessary, proper or advisable to consummate, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including (a) obtaining all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from governmental authorities and making all other necessary registrations and filings (including filings with governmental authorities, if any), (b) obtaining all consents, approvals or waivers from third parties related to or required in connection with the transactions contemplated by the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, (c) executing and delivering any additional instruments reasonably necessary to consummate the transactions contemplated by the merger agreement, and to fully carry out the purposes of, the merger agreement and (d) providing all such information concerning such party, its subsidiaries, its affiliates and its subsidiaries' and affiliates' officers, directors, employees and partners as may be reasonably requested in connection with any of the matters discussed above in this section.

        Notwithstanding anything to the contrary in this section, A&B is not required, in order to resolve any objections asserted under antitrust laws by any governmental authority with respect to the merger and the other transactions contemplated by the merger agreement, to divest any of its businesses or assets, or take or agree to take any other action or agree to any limitation or restriction, that the Board of Directors of A&B reasonably determines in good faith, after considering the advice of its management and legal and financial advisors, (a) to be materially adverse to A&B and its subsidiaries taken as a whole or (b) would materially impair the overall benefits expected, as of the date of the merger agreement, to be realized from the acquisition of Grace Holdings.

Employee Matters

        Grace has agreed to terminate each Grace 401(k) plan (excepting any Grace 401(k) plan that relates solely to the Petroleum Businesses), effective no later than the day immediately preceding the closing date of the merger. Three business days prior to the closing date of the merger, Grace will provide A&B with evidence that such Grace 401(k) plans have been terminated (pursuant to resolutions adopted by the Board of Directors of Grace, the form and substance of which will be subject to the review and approval of A&B). Grace will take such other actions in furtherance of terminating such Grace 401(k) plans as A&B may reasonably require. In the event that termination of Grace 401(k) plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then Grace will take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to A&B no later than 30 business days prior to the closing date of the merger.

        Merger Sub will, with respect to employees of Grace Holdings or its subsidiaries who become employees of Merger Sub immediately upon the closing of the merger (the "Former Grace Employees") and subject to the approval of the applicable insurance carriers, continue the health and welfare benefit plans of Grace Holdings' subsidiaries on substantially similar terms until such time as it is administratively practicable to transition and enroll the Former Grace Employees in Merger Sub's health and welfare benefit plans for which such employees are eligible.

        Merger Sub will, with respect to the Former Grace Employees and subject to the approval of the applicable third-party administrator, continue the Flexible Benefits Plan (Section 125 Plan) of Grace Holdings' subsidiaries, including its medical care reimbursement plan and its dependent care reimbursement plan, on substantially similar terms until such time as it is administratively practicable to transition and enroll the Former Grace Employees in Merger Sub's Section 125 Plan for which such employees are eligible.

        Merger Sub has agreed to take all necessary action so that after the closing date of the merger each Former Grace Employee will continue to be credited with the unused vacation and sick leave credited to such Former Grace Employee through the closing date of the merger under the applicable vacation and sick leave policies of Grace Holdings or its subsidiaries, and Merger Sub will permit or cause its affiliates to permit such employees to use such vacation and sick leave. Merger Sub will take all necessary action so that, for all purposes under each employee benefit plan maintained by Merger Sub or any of its affiliates in which Former Grace Employees become eligible to participate upon or after the closing date of the merger, each such employee will be given credit for all service with Grace Holdings or subsidiaries of Grace Holdings (or all service credited by Grace Holdings or subsidiaries of Grace Holdings) to the same extent as if rendered to Merger Sub or any of its affiliates other than for benefit accrual purposes under any defined benefit plan and except to the extent such crediting would result in duplication of benefits.

        Merger Sub will, or will cause its affiliates to, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Former Grace Employees under any welfare or fringe benefit plan in which such Former Grace

Employees may be eligible to participate after the closing of the merger, other than limitations or waiting periods that are in effect with respect to such employees and that have not been satisfied under the corresponding welfare or fringe benefit plan maintained by Grace Holdings or the subsidiaries of Grace Holdings for the Former Grace Employees prior to the closing of the merger. To the extent permitted by the applicable insurance carriers, Merger Sub will, or will cause its affiliates to, provide each Former Grace Employee with credit under any welfare plans in which such Former Grace Employee becomes eligible to participate after the closing of the merger for any co-payments and deductibles paid by such Former Grace Employee for the then current plan year under the corresponding welfare plans maintained by Grace Holdings or its subsidiaries prior to the closing of the merger

Director and Officer Indemnification

        The merger agreement provides that each of A&B and Merger Sub will, jointly and severally, indemnify and hold harmless all past and present officers and directors of Grace, Grace Holdings and their subsidiaries for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent provided under their respective organizational documents in effect on the date of the merger agreement (and will also advance expenses as incurred in defense of any action, suit or proceeding to the fullest extent provided under such organizational documents, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification) and provided, further, that such indemnification will be subject to any limitation imposed from time to time under the HBCA. A&B will purchase a "tail" for "Grace's existing directors' and officers' insurance policy with respect to all actions taken at or prior to the effective time of the merger.

Indemnification

        The merger agreement provides that Grace Holdings shareholders will indemnify, defend and hold harmless A&B, affiliates of A&B (including Grace) and their respective directors, officers, shareholders and employees, and their heirs, successors and permitted assigns, each in their capacity as such, to the extent of the Holdback Amount from and against certain items set forth in the disclosure schedule to the merger agreement and any losses actually suffered or incurred by them, to the extent arising out of:

  •
  any breach of any representation or warranty of Grace Holdings or Grace (other than with respect to certain tax matters and employee benefit plans, which are covered in the section entitled "—Tax Matters"); and

  •
  any breach prior to the closing of the merger by Grace Holdings or Grace of any covenant or agreement made by Grace Holdings or Grace in the merger agreement.

For purposes of determining the indemnification obligations of Grace Holdings shareholders, the determination of whether any representations and warranties have been breached and the determination and calculation of any losses resulting from such breach will be determined without giving effect to any qualification in the merger agreement as to "materiality" (including the words "material" or "company material adverse effect").

        In addition, A&B will indemnify, defend and hold harmless the Grace Holdings shareholders and their respective affiliates, directors, officers, shareholders, trustees and employees, and their heirs, successors and permitted assigns, each in their capacity as such, from and against any and all losses actually suffered or incurred by them, to the extent arising out of any breach of any representation, warranty, covenant or agreement of A&B or Merger Sub in the merger agreement; provided, however, that A&B will not provide any indemnity with respect to qualification of the Grace Separation as a transaction described in Section 355 of the Code. For purposes of determining the indemnification obligations of A&B, the determination of whether any representations and warranties have been breached and the determination and calculation of any losses resulting from such breach will be determined without giving effect to any qualification in the merger agreement as to "materiality" (including the words "material" or "parent material adverse effect").

        The indemnification obligations of Grace Holdings shareholders and A&B pursuant to the merger agreement are subject to limitations providing that:

  •
  in no event will the aggregate indemnification obligations of either A&B or of Grace Holdings shareholders described in this section exceed the Holdback Amount minus the Purchase Price Adjustment Holdback Amount;

  •
  except with respect to (a) taxes and other matters summarized in the section entitled "—Tax Matters," (b) any loss arising out of any breach of certain fundamental representations and warranties or (c) items set forth in the disclosure schedule to the merger agreement, notwithstanding anything to the contrary in the merger agreement, no indemnification claims for losses described in this section will be paid by an indemnifying party unless the aggregate amount of the losses that would otherwise be payable by that party exceeds $1 million, in which case the indemnified party will be entitled to receive only amounts for losses in excess of $1 million;

  •
  notwithstanding anything to the contrary set forth in the merger agreement, nothing in the merger agreement will limit the liability of any party in respect of losses arising out of any fraud on the part of such party;

  •
  if any indemnified party collects an amount in discharge of a claim in respect of a loss pursuant to the indemnification provisions of the merger agreement and such indemnified party, or an affiliate of such indemnified party, subsequently recovers (by payment of cash) from a third party a sum which is related to that claim in respect of a loss pursuant to the indemnification provisions of the merger agreement such that the indemnified party has received an amount in connection therewith in excess of its related losses, such indemnified party will (or, as appropriate, will ensure that such affiliate will) promptly repay to the indemnifying party or parties an amount equal to the excess recovery less any costs or expenses incurred by the indemnified party in procuring the excess recovery (but no more than the amount paid by the indemnifying party to the indemnified party pursuant to the indemnification provisions of the merger agreement);

  •
  the amount of losses otherwise recoverable under the indemnification provisions described in this section will be limited to the amount of any loss that remains after deducting from such loss any insurance proceeds and any indemnity, contribution or other similar cash payment actually received by the indemnified parties from any third party with respect to such loss; and

  •
  notwithstanding anything to the contrary in the merger agreement, in no event will an indemnifying party be liable under the indemnification provisions described in this section for any exemplary, punitive, special, consequential or incidental damages, except to the extent any such damages are included in any third-party claim against an A&B indemnified party for which such party is entitled to indemnification under the merger agreement.

        For purposes of the merger agreement, an "indemnified party" means a person making a claim for indemnification pursuant to the merger agreement and an "indemnifying party" means the person from whom indemnification is sought (which, if the claim is against the Grace Holdings shareholders, will be the Shareholders' Representative).

        A&B and the Shareholders' Representative have agreed to meet from time to time to review claims for indemnification submitted by A&B indemnified parties to the Shareholders' Representative and amounts payable under the tax matters provisions of the merger agreement ("Holdback Amount

Adjustment Meetings"). A&B and the Shareholders' Representative will convene Holdback Amount Adjustment Meetings (a) as soon as reasonably practicable once the losses that are the subject of such indemnification claims and any taxes or other amounts payable under the tax matters provisions of the merger agreement aggregate at least $500,000, and each time such losses, taxes or amounts since the most recent Holdback Amount Adjustment Meeting aggregate at least $500,000, (b) prior to the 12 month anniversary of the closing date of the merger and (c) prior to the 18 month anniversary of the closing date of the merger.

        In the event that the Shareholders' Representative disputes all or any portion of the amount of losses subject to an indemnification claims or any taxes or other amounts payable pursuant to the tax matters provisions of the merger agreement, the Shareholders' Representative will deliver an objection notice to A&B no later than five business days prior to the upcoming Holdback Amount Adjustment Meeting. Any amount that is not the subject of an objection notice will be deemed accepted by the Shareholders' Representative and such amount will be deducted from the Holdback Amount.

        If an objection notice is timely delivered, A&B and the Shareholders' Representative will use good faith efforts to resolve the dispute. If the dispute cannot be resolved within 30 days following the applicable Holdback Amount Adjustment Meeting, A&B and the Shareholders' Representative will submit the dispute to a mutually acceptable mediator, whose determination will be final and binding. The mediator will be instructed to render its decision in accordance with the terms of the merger agreement and will consider only those items or amounts that are the subject of disagreement between the parties. Once amounts subject to an objection notice are finally resolved, whether by mutual agreement or mediation, any amounts payable to an A&B indemnified party will be deducted from the Holdback Amount.

Tax Matters

        On the closing date of the merger, any tax sharing agreement or other similar arrangement to which Grace Holdings or any of its subsidiaries is a party (other than any such agreement entered into in connection with the Grace Separation) will be terminated.

        To the extent that they are not filed before the closing date of the merger, A&B has agreed to timely prepare and file all tax returns of Grace Holdings or any of its subsidiaries for (a) a taxable period ending on or before the closing date of the merger (a "Pre-Closing Tax Period") or (b) a taxable period that includes (but does not end on) the closing date of the merger (a "Straddle Period"). The Shareholders' Representative will be provided with copies of drafts of any such returns for his review and approval no later than 30 days prior to the due date of such tax returns. The Shareholders' Representative will have 20 days following the date of delivery of the draft tax return to notify A&B in writing of any objection to such draft tax return. A&B and the Shareholders' Representative are required to use their commercially reasonable efforts to resolve all disputed items and amounts pursuant to good faith negotiations. If A&B and the Shareholders' Representative are unable to resolve the disagreement within 30 days of A&B's receipt of the written objection, the unresolved disputes will be referred to an independent accountant for resolution. A&B, Grace Holdings, Merger Sub and the Shareholders' Representative are required to cooperate in connection with the preparation and filing of tax returns and any audit, litigation or other proceeding with respect to taxes or pertaining to the transactions contemplated by the merger agreement.

        No later than five days prior to the due date of any tax return to be filed by A&B on behalf of Grace Holdings and any of its subsidiaries, the Holdback Amount will be reduced by an amount equal to the excess of the total liability for taxes shown to be due and payable over the amount, if any, of the corresponding taxes taken into account in the calculation of Closing Shareholders' Equity. Subject to the Shareholders' Representative's review, A&B will timely and duly file such tax return and timely pay an amount equal to the total liability for taxes shown to be due and payable.

        To the extent set forth in a tax matters agreement entered into in connection with the Restructuring and governing tax matters related to KI (the "Tax Matters Agreement"), if any additional taxes are assessed against A&B, Grace Holdings or any of their respective subsidiaries attributable to KI or the Petroleum Businesses as a result of an audit that is initiated prior to the 18 month anniversary of the closing date of the merger, A&B and the Shareholders' Representative are required to agree upon an appropriate reserve for such taxes and such funds, to the extent of the remaining Holdback Amount, will be held back until the audit is resolved and the additional taxes are fully paid. If the additional taxes exceed the Holdback Amount, or if any taxes are assessed pursuant to any audit commenced after the 18 month anniversary of the closing date of the merger, KI will pay such taxes. Any refunds received within such 18 month period with respect to KI and the Petroleum Businesses will, to the extent not taken into account in the calculation of Closing Shareholders' Equity, be paid to KI. To the extent of any inconsistencies between any of the foregoing and the Tax Matters Agreement, the Tax Matters Agreement will control.

        If Grace Holdings' taxes (excluding the taxes relating to KI and the Petroleum Businesses or the Restructuring) with respect to any Pre-Closing Tax Period or pre-closing portion of any Straddle Period are greater than the taxes taken into account in the calculation of Closing Shareholders' Equity, such taxes will be borne by A&B and any refunds of such taxes will belong to A&B.

        If Grace Holdings or any of its subsidiaries incurs any taxes as a result of the Restructuring in excess of the amount of taxes estimated to arise from the Grace Separation that were taken into account in the calculation of the Closing Shareholders' Equity, A&B will pay 25% of such taxes and the other 75% will be paid out of the Holdback Amount, until A&B has contributed a maximum of $1,000,000. Any such additional taxes in excess of that amount will be taken out of the Holdback Amount. If an audit is commenced with respect to the Restructuring prior to the 18 month anniversary of the closing date of the merger, A&B and the Shareholders' Representative will agree on an amount to be held in reserve out of the Holdback Amount, and such amount will be retained until the audit is resolved and will be used to pay the additional taxes, if any. If an audit of the Restructuring is commenced after the 18 month anniversary of the closing date of the merger or if there is no Holdback Amount or reserved amounts available, KI will pay any additional taxes arising as a result of the Grace Separation pursuant to the Tax Matters Agreement. Any refund of taxes arising as a result of the Grace Separation that is in excess of the amounts taken into account in the calculation of Closing Shareholders' Equity will be paid to KI pursuant to the Tax Matters Agreement.

        A&B will be held harmless, through a reduction in the Holdback Amount, against any losses and taxes suffered by Grace Holdings, any subsidiary of Grace Holdings, A&B or any of A&B's affiliates (including Merger Sub) that are not described in the previous three paragraphs and arise out of: (a) the breach of any representation or warranty of Grace Holdings and Grace regarding tax matters or employee benefit plans; (b) any breach of any covenant of the Shareholders' Representative regarding tax matters; (c) taxes of or attributable to Grace Holdings or any of its subsidiaries for any Pre-Closing Tax Periods (including taxes of attributable or allocable to KI for tax periods ending on or prior to the date on which the Grace Separation is consummated and any taxes arising as a result of the Grace Separation) but only to the extent such taxes were not taken into account in the calculation of Closing Shareholders' Equity; (d) taxes payable by Grace Holdings or any of its subsidiaries in any period by reason of Grace Holdings or any of its subsidiaries being severally liable for the tax of any person pursuant to Treasury Regulations Section 1.1502-6 or any analogous foreign, state or local tax law in any Pre-Closing Tax Period or pre-closing portion of any Straddle Period; and (e) any amount required to be paid by Grace Holdings or any of its subsidiaries under an indemnification agreement (other than the merger agreement) or on a transferee or successor liability theory, which indemnification agreement or application of transferee or successor liability theory relates to an acquisition, disposition or similar transaction occurring on or prior to the closing date of the merger.

 Conditions to Completion of the Merger

  Conditions to the Obligations of A&B, Merger Sub and Grace Holdings

        The respective obligations of A&B, Merger Sub and Grace Holdings to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

  •
  the absence of any injunction or law preventing consummation of the merger or the other transactions contemplated by the merger agreement and the absence of any pending action or proceeding before any governmental authority seeking any such injunction (provided that prior to asserting this condition, a party must have used its commercially reasonable efforts to prevent the entry of any injunction and to promptly appeal any injunction that may be entered);

  •
  the expiration or termination of any waiting period (and any extension thereof) applicable to the merger under the HSR Act;

  •
  the approval of the share issuance proposal by A&B shareholders;

  •
  the approval of the merger proposal by Grace Holdings shareholders;

  •
  the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, and the absence of any stop order or proceedings initiated by the SEC for that purpose;

  •
  the authorization for listing on the NYSE of the A&B common stock issuable in connection with the merger; and

  •
  the absence of any threatened or pending action by a governmental authority seeking to prohibit or impose material limitations on A&B's ownership or operation of Grace Holdings or the operation of all or a material portion of A&B's or Grace Holdings' businesses or assets, or to compel A&B or Grace Holdings to dispose of or hold separate any material portion of their businesses or assets.

  Conditions to the Obligations of A&B and Merger Sub

        In addition, the obligations of A&B and Merger Sub to complete the merger are further subject to the satisfaction or waiver of each of the following conditions:

  •
  the accuracy of the representations and warranties of Grace Holdings and Grace set forth in the merger agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;

  •
  the performance and compliance by Grace Holdings and Grace in all material respects with all covenants and obligations required to be performed and complied with by them on or prior to the closing date of the merger;

  •
  receipt of a certificate executed by an executive officer of Grace Holdings and Grace as to the satisfaction of the conditions described in the preceding two bullets;

  •
  the absence of any event, development or change that, individually or in the aggregate, has resulted or would reasonably be expected result in a "company material adverse effect;"

  •
  receipt of an opinion from A&B's tax counsel to the effect that the merger will qualify as reorganization within the meaning of Section 368(a) of the Code;

  •
  receipt of an independent fairness opinion with respect to the merger that is acceptable to A&B;

  •
  receipt of certain third-party approvals and consents;

  •
  holders of no more than 3% of Grace Holdings common stock outstanding at the time of the merger exercising dissenters' rights; and

  •
  the final forms of the agreements related to the Restructuring being reasonably acceptable to A&B, the approval of the Holding Company Reorganization by the shareholders of Grace and the consummation of the Restructuring (including the Grace Separation).

  Conditions to the Obligations of Grace Holdings

        In addition, the obligation of Grace Holdings to complete the merger is further subject to the satisfaction or waiver of each of the following conditions:

  •
  the accuracy of the representations and warranties of A&B and Merger Sub set forth in the merger agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;

  •
  the performance and compliance by A&B and Merger Sub in all material respects with all covenants and obligations required to be performed and complied with by them on or prior to the closing date of the merger;

  •
  receipt of a certificate executed by an executive officer of A&B as to the satisfaction of the conditions described in the preceding two bullets;

  •
  the absence of any event, development or change that, individually or in the aggregate, has resulted or would reasonably be expected result in a "parent material adverse effect;" and

  •
  receipt of an opinion from Grace Holdings' tax counsel to the effect that the merger will qualify as reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

  Termination by A&B or Grace Holdings

        The merger agreement may be terminated at any time prior to the effective time of the merger by the mutual written consent of A&B and Grace Holdings.

        In addition, either A&B or Grace Holdings may terminate the merger agreement at any time prior to the effective time of the merger if:

  •
  the merger has not been completed on or before November 30, 2013; provided that this right to terminate will not be available to any party whose failure to fulfill any obligation under the merger agreement caused or resulted in the failure of the merger to be consummated by such date;

  •
  a governmental authority of competent jurisdiction has issued an order, decree or ruling or taken other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action has become final and nonappealable;

  •
  the other party materially breaches its covenants or breaches any of its representations and warranties such that the closing conditions with respect to such representations and warranties would not be satisfied, and, in each case, such breach is not cured within 30 days after receipt of written notice of such breach; or

  •
  A&B submits the share issuance proposal to A&B shareholders and the proposal is not approved.

   Termination by A&B

        A&B may terminate the merger agreement at any time prior to the effective time of the merger if:

  •
  the agreements related to the Restructuring have not been finalized to A&B's reasonable satisfaction within 60 days after the date of the merger agreement;

  •
  Grace Holdings shareholders do not approve the merger proposal prior to the date of the A&B special meeting to approve the share issuance proposal;

  •
  Grace Holdings materially breaches any of the non-solicitation provisions of the merger agreement and such breach is not cured within three days after receipt of written notice of such breach;

  •
  Grace Holdings supplements the disclosure schedule delivered with the merger agreement to disclose facts that would constitute a breach of its representations and warranties, A&B and Grace Holdings discuss the matter in good faith but are unable to resolve the matter, and A&B provides written notice of termination within 10 days after receipt of any such supplemental disclosure; or

  •
  the Weighted Average Stock Price is greater than $40.00.

  Termination by Grace Holdings

        Grace Holdings may terminate the merger agreement at any time prior to the effective time of the merger if the Weighted Average Stock Price is less than $29.00.

        In addition, Grace Holdings may terminate the merger agreement at any time prior to obtaining its shareholders' approval of the merger proposal in order to accept and enter into a binding agreement with respect to a superior proposal, provided that the following conditions are met, collectively referred to as a "superior transaction event":

  •
  at least five business days prior to terminating the merger agreement to accept a superior proposal, Grace Holdings provides A&B with written notice advising A&B that the Board of Directors of Grace Holdings has received a superior proposal that it intends to accept, specifying the material terms and conditions of such superior proposal and identifying the person making such superior proposal;

  •
  Grace Holdings and its financial and legal advisors negotiate in good faith with A&B during such five business day period to make adjustments in the terms of a revised agreement between Grace Holdings and A&B that are equal or superior to the terms of such superior proposal;

  •
  simultaneously with any termination of the merger agreement to accept a superior proposal, Grace Holdings pays A&B the termination fee (as described in the section entitled "—Expenses and Termination Fees"); and

  •
  Grace Holdings has not materially breached any of the non-solicitation provisions of the merger agreement.

Expenses and Termination Fees

        The merger agreement provides also that all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses except as provided below, and except for:

  •
  the fees and expenses of any independent public accounting firm employed pursuant to the merger agreement in the resolution of any dispute concerning A&B's good faith calculation of Closing Shareholders' Equity, which will be paid one-half by the Grace Holdings shareholders, on the one hand (with such amount being deducted from the Purchase Price Holdback Amount), and one-half by A&B, on the other hand;

  •
  the fees of any independent public accounting firm employed pursuant to the merger agreement in the resolution of any dispute concerning tax returns, which will be paid one-half by the Shareholders' Representative (on behalf of the Grace Holdings shareholders) to the extent that funds are available in the Shareholders' Representative Expense Fund, and thereafter paid out of the Holdback Amount, on the one hand, and one-half by A&B, on the other hand; and

  •
  the fees and expenses relating to any mediation undertaken pursuant to the merger agreement in the resolution of any dispute concerning indemnification claims submitted by A&B or amounts payable under the tax matters provisions of the merger agreement, which will be allocated between the Grace Holdings shareholders, on the one hand (with such amounts being deducted from the Holdback Amount), and A&B, on the other hand, in inverse proportion to the resolution of the disagreements by the mediator such that the party or parties whose determination of the amount in question as first submitted to the mediator is closer to the mediator's determination pays a smaller percentage of such fees and expenses.

  Grace Holdings Payments

        The merger agreement provides that Grace Holdings will reimburse the expenses incurred by A&B up to a maximum of $3 million in the event that the merger agreement is terminated:

  •
  by A&B because the agreements related to the Restructuring have not been finalized to A&B's reasonable satisfaction within 60 days after the date of the merger agreement;

  •
  by A&B because the Grace Holdings shareholders have not approved the merger proposal prior to the date of the A&B special meeting to approve the share issuance proposal; or

  •
  by Grace Holdings because the Weighted Average Stock Price is less than $29.00.

        The merger agreement provides that Grace Holdings will pay A&B a termination fee of $7 million, plus the amount of all expenses incurred by A&B up to a maximum of $3 million, if either of the following events occur:

  •
  the merger agreement is terminated by Grace Holdings in connection with a superior transaction event; or

  •
  (a) after the date of the merger agreement a takeover proposal has been made to Grace Holdings, (b) the merger agreement is terminated by A&B because (i) the merger has not been consummated on or before November 30, 2013 and the failure of the merger agreement to be consummated on or before such date has not been caused by or resulted from the failure of A&B to fulfill any obligation under the merger agreement or (ii) Grace Holdings has materially breached the non-solicitation provisions of the merger agreement and such breach has not been cured within three days after receipt of written notice of such breach and (c) within 12 months following the termination of the merger agreement, Grace Holdings enters into a definitive agreement to consummate or consummates a takeover proposal (solely for purposes of this clause (c), a "takeover proposal" has the same meaning as a takeover proposal, except that "50%" should be substituted for all references to "15%").

   A&B Payments

        The merger agreement provides that A&B will reimburse the expenses incurred by Grace Holdings up to $3 million in the event that the merger agreement is terminated:

  •
  by A&B or Grace Holdings because A&B has submitted the share issuance proposal to A&B shareholders and the proposal was not approved in a vote taken on such proposal; or

  •
  by A&B because the Weighted Average Stock Price is greater than $40.00.

Shareholders' Representative

        Under the terms of the merger agreement, in the event that Grace Holdings shareholders approve the merger at the special meeting of Grace Holdings shareholders, Grace Holdings will appoint David C. Hulihee as the Shareholders' Representative for each Grace Holdings shareholder, as each Grace Holdings shareholder's agent and attorney-in-fact, to execute and deliver all documents necessary or desirable to carry out the intent of the merger agreement and any other documents and agreements contemplated by the merger agreement with respect to Grace Holdings shareholders, to make all elections or decisions contemplated by the merger agreement and any other agreements contemplated by the merger agreement, including the initiation or defense of claims for indemnification or other litigation or proceedings, to give and receive on behalf of Grace Holdings shareholders any notices from or to any Grace Holdings shareholder and to engage such third parties as the Shareholders' Representative determines to be appropriate and in the best interests of Grace Holdings shareholders.

        Grace Holdings has given and granted to the Shareholders' Representative the power and authority to do and perform each act and thing that the Grace Holdings shareholders may be or are required to do pursuant to the merger agreement and all other documents and agreements executed and delivered by such shareholders in connection with the merger agreement, and to amend, modify or supplement any of the foregoing in each Grace Holdings shareholder's name, as if such Grace Holdings shareholder had personally done such act. Any proceeds received by the Shareholders' Representative from A&B or Merger Sub on behalf of Grace Holdings shareholders will be turned over to such Grace Holdings shareholders as promptly as practicable by the Shareholders' Representative, in accordance with the terms and provisions of the merger agreement. The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Grace Holdings shareholder will not terminate such appointment or the authority and agency of the Shareholders' Representative. The power-of-attorney granted to the Shareholders' Representative pursuant to the merger agreement is coupled with an interest and is irrevocable. A&B and Merger Sub may conclusively rely upon, without independent verification or investigation, all decisions made by the Shareholders' Representative on behalf of Grace Holdings shareholders. The Shareholders' Representative will have the discretion to award bonuses to Former Grace Employees following the date of the closing of the merger, to the extent funds for such bonuses were reserved in the determination of Closing Shareholders' Equity.

        The Shareholders' Representative will not be liable for acts done or omitted under the merger agreement in its capacity as the Shareholders' Representative. The Shareholders' Representative may refuse to take any action under the merger agreement or any related document or agreement unless it has received such advice or concurrence of the Grace Holdings shareholders as it deems appropriate or it shall have been expressly indemnified to its satisfaction by the Grace Holdings shareholders, severally according to their respective ownership percentages, against any and all liabilities that the Shareholders' Representative may incur by reason of taking or continuing to take any such action.

        By approving the merger agreement, Grace Holdings shareholders agree to indemnify the Shareholders' Representative (in its capacity as such) and its agents and other representatives ratably according to their respective ownership percentages, and to hold the Shareholders' Representative (in its capacity as such) and its agents and other representatives harmless from any and all losses which may at any time be imposed upon, incurred by or asserted against the Shareholders' Representative and its agents and other representatives in such capacity.

        David C. Hulihee will be the initial Shareholders' Representative and will serve as the Shareholders' Representative until his resignation or he is otherwise unable to continue to serve. Upon the resignation of David C. Hulihee or if he is not able to continue to serve, Bill D. Mills will serve as the Shareholders' Representative until his resignation or he is otherwise unable to continue to serve. Thereafter, Grace Holdings shareholders representing a majority of the aggregate ownership percentages of all Grace Holdings common stock will select a new Shareholders' Representative by written consent signed by such majority. Each time a new Shareholders' Representative is appointed pursuant to the merger agreement, such person will accept such position in writing as a condition precedent to the effectiveness of such appointment.

        The Shareholders' Representative will hold and administer the Shareholders' Representative Expense Fund. The Shareholders' Representative from time to time may withdraw monies from the Shareholders' Representative Expense Fund to pay the costs and expenses incurred by the Shareholders' Representative in performing its duties as Shareholders' Representative under the merger agreement, however in no event will the Shareholders' Representative be entitled to receive payment from the Shareholders' Representative Expense Fund as compensation for the performance of its duties under the merger agreement. Upon release to A&B or the Grace Holdings shareholders of any and all remaining portions of the Holdback Amount to which they then may be entitled, the Shareholders' Representative may elect either (a) to disburse the then-remaining balance of the Shareholders' Representative Expense Fund, if any, to Grace Holdings shareholders in accordance with their respective ownership of Grace Holdings common stock immediately prior to the effective time of the merger (the "Shareholders' Representative Expense Fund Residual"), or (b) to hold such then-remaining balance in an account, for the benefit of the Grace Holdings shareholders, and apply the same to the costs and expenses incurred by the Shareholders' Representative in performing his duties as Shareholders' Representative under the merger agreement.

Amendment and Waiver

        The merger agreement provides that the parties may amend the merger agreement by written instrument signed by each of A&B and Grace Holdings prior to the effective time of the merger or executed by A&B and the Shareholders' Representative following the effective time of the merger. Any waiver of rights under the merger agreement must be set forth in writing.

        A&B will disclose any material amendments or waivers to the merger agreement on a current report on Form 8-K. In addition, A&B will issue a press release concurrently with the filing of the Form 8-K to notify shareholders promptly upon the occurrence of a material amendment or waiver to the merger agreement.

OTHER AGREEMENTS

Voting Agreement

        Concurrently with the execution of the merger agreement, and in consideration thereof, the Principal Shareholders entered into a voting agreement with A&B and Merger Sub. Pursuant to the terms of the voting agreement, these shareholders have agreed, solely in their capacity as shareholders, to vote the shares of Grace Holdings common stock beneficially owned by them (a) in favor of the merger proposal, (b) in favor of the actions contemplated by the merger agreement, (c) against any proposal that would result in a breach of the merger agreement and (d) against any proposal that would interfere with the merger.

        Subject to certain exceptions described in the voting agreement, these shareholders have also agreed, among other things, not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of their shares of Grace Holdings common stock, or to enter into any agreement related to any of the foregoing transactions. The voting agreement will terminate at the earliest to occur of (a) the mutual consent of the parties, (b) the termination of the merger agreement and (c) the effective time of the merger.

        As of [    •    ], 2013, the Principal Shareholders collectively owned 115,200 shares of Grace Holdings common stock, or approximately 71% of the outstanding Grace Holdings common stock as of that date. As a result of the voting agreement, approval of the merger proposal is assured.

Lock-Up Agreements

        Concurrently with the execution of the merger agreement, and in consideration thereof, each of the Principal Shareholders entered into a lock-up agreement with A&B and Merger Sub pursuant to which each of the Principal Shareholders has agreed, subject to certain exceptions, not to offer, sell, pledge, hypothecate or otherwise transfer or dispose of, directly or indirectly, any shares of A&B common stock issued to such Principal Shareholder pursuant to the merger agreement for a period of six months following the effective time of the merger.

 THE A&B ADJOURNMENT PROPOSAL

General

        If there are not sufficient votes at the time of the A&B special meeting to approve the share issuance proposal, A&B's Chairman may propose to adjourn the special meeting to a later date or dates in order to permit the solicitation of additional proxies. Under Hawaii law and the provisions of A&B's bylaws, no notice of adjournment need be given to you other than the announcement of the adjournment at the special meeting.

        In order to permit proxies that have been received by A&B at the time of the special meeting to be voted for an adjournment, if necessary, A&B has submitted the adjournment proposal to you as a separate matter for your consideration.

        In the adjournment proposal, A&B is asking you to authorize the holder of any proxy solicited by the Board of Directors to vote in favor of adjourning the special meetings and any later adjournments. If A&B's shareholders approve the adjournment proposal, A&B could adjourn the special meeting, and any adjourned session of the special meeting, to use the additional time to solicit additional proxies in favor of the share issuance proposal, including the solicitation of proxies from shareholders that have previously voted against the share issuance proposal. As a result, even if proxies representing a sufficient number of votes against the share issuance proposal have been received, A&B could adjourn the special meeting without a vote on the share issuance proposal and seek to convince the holders of those shares of common stock to change their votes to votes in favor of the share issuance proposal.

        The Board of Directors believes that if the number of shares of common stock present or represented at the special meeting and voting in favor of the share issuance proposal is insufficient to approve the share issuance proposal, it is in the best interests of the shareholders to enable the Board of Directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the share issuance proposal.

Required Vote

        The affirmative vote of a majority of the shares present in person or by proxy at the special meeting, and entitled to vote thereat, is required to approve the adjournment proposal. Abstentions will be treated as a vote "AGAINST" the adjournment proposal. However, the failure to vote, either by proxy or in person, will have no effect on the outcome of the vote on the adjournment proposal.

        The A&B Board of Directors recommends that A&B shareholders vote "FOR" the share issuance proposal.

 INFORMATION ABOUT THE COMPANIES

Alexander & Baldwin, Inc.

        A&B is a premier Hawaii land company with interests in real estate development, commercial real estate and agriculture. With ownership of over 87,000 acres in Hawaii, A&B is the state's fourth largest private landowner, and is one of the state's most active real estate investors. A&B has a diverse portfolio of real estate development projects throughout Hawaii, and a commercial portfolio comprising eight million square feet of leasable space in Hawaii and on the U.S. Mainland. It is also the owner and operator of the Hawaiian Commercial & Sugar plantation on Maui, and a significant provider of renewable energy on the islands of Maui and Kauai.

        A&B's common stock trades on the NYSE under the ticker symbol "ALEX." The principal executive offices of A&B are located at 822 Bishop Street, P.O. Box 3440, Honolulu, Hawaii 96801, and its telephone number is (808) 525-6611. Additional information about A&B and its subsidiaries is included in documents incorporated by reference into this document. See "Where You Can Find More Information" beginning on page 152.

A&B II, LLC

        Merger Sub, a wholly owned subsidiary of A&B, was formed solely for the purpose of completing the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Merger Sub are located at 822 Bishop Street, P.O. Box 3440, Honolulu, Hawaii 96801, and its telephone number is (808) 525-6611.

GPC Holdings, Inc.

        Grace Holdings is a newly formed holding company that conducts all of its operations through its direct subsidiary, Grace. Prior to [    •    ], 2013, Grace Holdings was a wholly owned subsidiary of Grace. As of [    •    ], as a result of the Holding Company Reorganization, Grace Holdings became the direct parent of Grace.

        Grace is a vertically integrated natural materials, construction services, and petroleum distribution company that operates in the State of Hawaii. Key facts about Grace, which was founded in 1921 and incorporated in Hawaii in 1931, include the following:

  •
  One of the largest aggregate producers in the State of Hawaii (based on tonnage).

  •
  Owns two quarries—one on the island of Oahu and one on the island of Molokai.

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  Leading asphalt paving contractor in the state (based on tonnage and revenue).

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  Total construction backlog of almost $200 million as of March 31, 2013, including the backlog of Maui Paving, LLC, a 50% owned non-consolidated affiliate.

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  Importer of liquid asphalt and majority owner of one of two liquid asphalt distributors in the state.

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  Majority owner of the only architectural precast/prestressed concrete manufacturer and supplier in the state.

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  Fourth largest petroleum distributor in the state based on gallons sold.

        Grace is headquartered in Honolulu, HI and operates the following two businesses—the Natural Materials and Construction business and the Petroleum business.

         Natural Materials and Construction business —mines, processes, and sells basalt aggregate; imports Canadian sand and aggregates for sale and use; imports and markets liquid asphalt; manufactures and markets asphaltic concrete; accepts for a fee, recycles and sells for reuse, demolition pavement and concrete; performs asphalt paving as prime contractor and subcontractor; manufactures and supplies precast/prestressed concrete products; provides construction-related services, including guardrail, fencing and sign installation, and the rental and sales of safety and specialty traffic control equipment and supplies; provides traffic control services; manufactures commercial signs and banners; and performs application of maintenance-related encapsulation product.

        Petroleum business —acquires, distributes and directly markets petroleum products in Hawaii; owns the exclusive rights to use the 76 brand in Hawaii and provides 76 branded fuel to 73 retail gas stations on Oahu, Maui, Kauai and Hawaii Island; holds a Chevron jobbership license, facilitating the delivery of refined petroleum to gas stations and other end users on the islands of Kauai and Molokai; markets bulk petroleum products to unbranded locations and end users; and operates petroleum product terminals.

        The following table provides a summary of key information for each of Grace's businesses.

	2012 Revenue(1) (in millions)	Percentage of Total 2012 Revenue	2012 Operating Profit(1) (in millions)	Percentage of Total 2012 Operating Profit
Natural Materials and Construction	$194.4	39.2%	$20.5	82.0%
Petroleum	$301.5	60.8%	$4.5	18.0%

Total	$495.9	100.0%	$25.0	100.0%

(1)
Revenues of Grace during its fiscal year ended September 30, 2012.

        Further information about the revenue and operating profits of Grace's businesses for the three years ended September 30, 2012 are contained in the section entitled "Grace Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 108.

        Grace began operations as a specialized equipment and materials distributor serving Hawaii's construction industry. Grace entered the paving industry in 1973 when it purchased the paving and asphaltic concrete operations of Nanakuli Paving and Rock Company, shortly after which the equipment and parts business was sold. Grace started mining and processing basalt aggregate in 1984 when it acquired Pacific Concrete and Rock Company, Ltd. Today, Grace's vertically integrated natural materials and construction business encompasses operations spanning from the mining of rock, importation and distribution of liquid asphalt, and production of asphaltic concrete to the paving of roads, provision of traffic control, installation of guardrail and roadway signage, and the manufacture of precast/prestressed concrete products.

        In calendar year 2011, Grace entered the petroleum distribution business through the acquisitions of Mid Pac Petroleum, LLC ("MPP") and Inter Island Petroleum, Inc. ("IIP") in two separate transactions. Prior to the merger, Grace Holdings, Grace and KI will enter into a Separation Agreement pursuant to which all of the shares of KI, the subsidiary of Grace Holdings that holds the Petroleum Businesses, will be distributed to Grace Holdings shareholders on a pro rata basis. Consequently, the Petroleum Businesses will not be acquired by A&B in the merger.

  Natural Materials and Construction Business

        The Natural Materials and Construction business conducts its operations through various wholly owned and majority owned consolidated subsidiaries and an equity method investment. See "Grace

Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 108.

        The market for the Natural Materials and Construction business can be generally divided into the public sector market and the private sector market. The public sector construction market includes spending by federal, state and county governments for road and highway paving, aggregate materials, and highway-related maintenance and management services. In general, public sector spending is less cyclical than private sector construction projects. Approximately 90% of Grace's fiscal 2012 paving revenue is directly or indirectly attributable to public sector contracts. Private sector construction market includes spending for non-residential and residential asphalt paving and material sales. Private sector spending is generally more cyclical than public sector spending and is primarily driven by economic conditions in the state, such as tourism and construction growth and spending, which in turn affects job and personal income growth.

        Crushed basalt aggregate, liquid asphalt and asphaltic concrete are primarily used by Grace in its paving contracting business, but are also sold to third parties. Approximately 8.7%, 7.5% and 6.5% of revenue were from sales of crushed basalt aggregate, liquid asphalt, and asphaltic concrete, respectively, to third parties in fiscal 2012. In fiscal 2012, completed contracts with federal, state and county agencies in Hawaii represented approximately 65% of total Natural Materials and Construction revenue. The State of Hawaii and the County of Honolulu collectively represented more than 40% of total Natural Materials and Construction revenue in fiscal 2012.

        Aggregate —Grace mines, processes, and markets basalt aggregate from its Makakilo quarry on the island of Oahu. Additionally, Grace owns a quarry on the island of Molokai and licenses approximately 264 acres to an unrelated party that mines and processes basalt aggregate. Aggregate production involves drilling and blasting rock from quarries, crushing the rock to appropriate sizes and screening materials after extraction to separate aggregate into two grades with more than 20 gradations with varying specifications. Basalt aggregate is used in the construction industry for residential and commercial developments, highways, roads, asphaltic concrete, and ready-mix concrete products. Based on production in 2012, Grace was one of the largest producers of basalt aggregate in the state. Grace's primary competitors in the aggregate sector on Oahu are quarries operated by Ameron Hawaii (on land owned by the John C. Baldwin Trust, James C. Baldwin Trust, James C. Castle Trust and James C. McIntosh Trust) and by Hawaiian Cement (on land owned by Queen Emma Land Company). Aggregate can also be imported into Hawaii from abroad to meet the state's needs. Due to the high cost of handling and transporting aggregate, location is an important driver in determining a customer's preferred source.

        Asphaltic Concrete —Grace imports liquid asphalt through its 70% owned consolidated subsidiary, GLP Asphalt, LLC ("GLP"), for use in the manufacture of asphaltic concrete or hot mix asphalt. Asphaltic concrete is produced by heating asphalt cement to a liquid consistency, drying the aggregate to remove moisture, and mixing the liquid asphalt with the aggregate. Asphaltic concrete consists of approximately 94% aggregate and 6% asphalt. To produce asphaltic concrete, Grace uses basalt aggregate from its own quarries, as well as from competitors' quarries and reclaimed asphalt pavement ("RAP," or existing road surfaces that are removed and recycled). Due to the high cost of transporting rock, Grace will generally utilize aggregate sources nearest to its hot mix plant and/or locate its hot mix plant next to the aggregate resource. Grace sources liquid asphalt through GLP, which purchases asphalt mainly from Canada, but GLP also purchases asphalt from other foreign locations, typically once or twice a year, depending on demand, and from a local refinery owned by Tesoro. GLP is one of two distributors of liquid asphalt, and approximately 60% of GLP asphalt sales are to Grace. Grace's primary competition for liquid asphalt in Hawaii is the Tesoro refinery on Oahu. This refinery produces liquid asphalt as a by-product of petroleum its refining operation and also imports crude oil specifically to produce liquid asphalt. In June 2013, Tesoro announced that it had reached an agreement to sell the refinery to Par Petroleum. Although Par Petroleum has announced its intent to operate the refinery, the extent to which the pending transaction will impact the state's supply of liquid asphalt is not currently known.

        Once mixed, asphaltic concrete can remain in a truck for approximately one to one and a half hours before it cools below a specified temperature and can no longer be compacted properly at the job site, and therefore, becomes unusable. Asphaltic concrete is manufactured at Grace's asphaltic concrete plants located throughout the state. Grace's seven hot mix plants are located on Oahu (two locations), Maui (one location), Kauai (one location), Hawaii island (two locations), and Molokai (one location). Grace locates its hot mix plants near or within areas with sufficient market demand due to the limited "shelf life" of asphaltic concrete. Approximately 22% of asphaltic concrete produced by Grace is sold to third parties and the remainder is used on Grace construction jobs by its asphalt paving division. To the extent allowed by contract specifications, Grace will use up to 40% RAP in its asphaltic concrete mixes. Additionally, Grace's Oahu asphaltic concrete plants have been retrofitted to produce warm mixes which require less heating fuel. To the extent available, Grace also uses bio-diesel and Ecodiesel at its facilities where appropriate. Grace's primary competition for asphaltic concrete is from other paving construction firms that operate their own asphaltic concrete plants. Many of these operators, however, are not as vertically integrated and do not produce their own aggregate or independently source their asphalt supplies.

        Asphalt Paving —Asphalt paving generally involves the removal of the existing surface layer of asphalt pavement in a process called cold planing, the placement of asphaltic concrete with a mechanical spreader, and the compaction of the asphalt mat with rollers. The asphalt paving market is predominately composed of paving projects contracted by federal, state and county agencies. The contracts are based on competitive sealed bids, with the bid awarded to a qualified contractor with the lowest bid. Depending on contract requirements, Grace may serve as prime contractor or subcontractor. Depending on the available workflow, Grace operates six to seven paving crews on Oahu and one or more on each of the other major islands in the state. On the islands of Maui and Molokai, Grace provides asphalt paving through Maui Paving, LLC, a non-consolidated 50% owned joint venture. Approximately 90% of all asphalt paving work is performed for federal, state and county governmental entities. The remainder of the work consists of private contracts, such as residential and commercial developments.

        Grace competes by striving to be the most efficient, highest quality, lowest cost and safest operator in the state through its difficult to replicate vertically integrated business model and the employment of the best management practices, commitment to training, adherence to stringent safety standards, maintenance of best-in-class quality control, use of recycled materials, rapid adoption of new technology, use of integrated cost controls, and use of expert outside consultants. Grace's primary competitors include Jas A. Glover, Ltd., and on the island of Oahu, Roads and Highways, LLC (a division of Sterling Construction—NASDAQ: STRL) and Road Builders Corp., and on the island of Maui, Maui Master Builders.

        Construction-Related Services —Through various consolidated subsidiaries, Grace provides a range of construction-related services. Grace's subsidiary, GP Roadway Solutions, Inc. ("GPRS") operates as a subcontractor and prime contractor and provides guardrail, fencing and sign installation and maintenance; rents and sells safety and traffic control equipment and supplies; provides traffic control services; provides road and parking lot striping, seal coating and crack sealing, and security services; and performs application of maintenance-related encapsulation product. Grace's 51% owned GP/RM Prestress, LLC ("GP/RM") is a manufacturer and supplier in the prestressed and precast concrete industry. GP/RM fabricates architectural concrete products such as exterior columns, walls and spandrels in a variety of colors with varying finishes and features used in the construction of parking structures, buildings and high rises. GP/RM is also a major supplier of structural concrete products such as rectangular, hexagonal, and octagonal columns, various types of beams, double tees, walls, spandrels, stairs, flat slabs, bridge girders, planks, and stadium bleachers used to support various types of structures.

        At March 31, 2013, Grace's total paving and construction-related backlog, which consists of signed contracts and pending contracts (awarded contracts not yet executed), including the backlog of Maui Paving, LLC, a 50% owned non-consolidated affiliate, totaled nearly $200 million, compared to $152 million at March 31, 2012. Over the next 12 months, Grace expects that approximately 70%–80% of its existing backlog at March 31, 2013 will be completed, subject to the customers' timing of project commencement.

  Petroleum Business

        Mid Pac Petroleum, LLC, a wholly owned subsidiary of KI, which is a wholly owned subsidiary of Grace, is primarily in the business of the acquisition, distribution and direct marketing of petroleum products in Hawaii. MPP has the exclusive rights to use the 76 brand in Hawaii and provides 76 branded fuel to 73 retail gas stations on Oahu (47 locations), Maui (10 locations), Kauai (three locations) and Hawaii Island (13 locations). In addition, through its subsidiaries, MPP also holds a Chevron jobbership (facilitating delivery of refined petroleum to gas stations and other end users) on the islands of Kauai and Molokai. In addition, MPP markets bulk petroleum products to unbranded locations and end users and operates petroleum product terminals at three locations in Hawaii. MPP and its subsidiaries were acquired by Grace in calendar year 2011.

        The retail gas market is characterized by modestly contracting demand, as well as a declining number of competitors and locations. Large retailers such as Costco and Sam's Club have also impacted the demand available for the traditional retail outlets. Hawaii gross fuel margins are significantly higher than mainland markets, justified by the much higher land values and higher cost of labor. With supply costs pegged to U.S. and international markets, fuel margins are typically volatile throughout the year relative to the price of crude oil and the performance of other Grace businesses, without a particularly clear seasonality.

        The bulk petroleum product market is characterized by a smaller number of direct competitors, but also a limited number of significant customers. As a result, the bulk petroleum market is a very competitive environment with relatively thin margins. Demand in the bulk petroleum market can be more seasonal than the retail gas market, often driven by construction activity.

        Prior to the merger, Grace Holdings, Grace and KI will enter into a Separation Agreement pursuant to which all of the shares of KI, the subsidiary of Grace Holdings that holds the Petroleum Businesses, will be distributed to Grace Holdings shareholders on a pro rata basis. Consequently, the Petroleum Businesses will not be acquired by A&B in the merger.

  Competitive Strengths

        Leading Market Position —Grace holds a leading market position in asphalt paving and in the production of asphaltic concrete and is one of the largest producers of aggregate in the State of Hawaii. Due to relatively high capital requirements needed to compete in the market, Grace's scale provides a cost advantage relative to other competitors in the state. Due to its leading market position, Grace expects to benefit disproportionately from the improving Hawaii economy and the positive impact that such improvement is expected to have on infrastructure spending. For example, the condition of Hawaii's roads, in general, and Oahu's roads, in particular, are consistently ranked near the bottom as compared to other states and metropolitan areas, and as a result, the City and County of Honolulu administration recently announced an intent to increase its road maintenance budget from $100 million in 2012 to a range of $120 million to $150 million in each of the next five years.

         Unique Assets —Grace owns over 800 acres in the state related to its quarrying operations. Due to the high cost of transporting aggregate, Grace's 541 owned acres in west Oahu, which includes land used for quarrying operations, are ideally located adjacent to Oahu's primary area of growth in leeward Oahu and Kapolei. Additionally, approximately 50 of these acres have mid-term redevelopment potential. Grace also owns strategically placed asphaltic concrete plants located throughout the state, including Oahu (two locations), Maui (one location), Kauai (one location), Hawaii island (two locations), and Molokai (one location).

        In addition to its unique tangible assets, Grace's assets include an experienced management team with extensive expertise in quarry management and operations, asphaltic concrete production and asphalt paving.

        Vertically Integrated Business Model —Grace's vertically integrated business model, which includes the mining of basalt aggregate and the importation and distribution of liquid asphalt, provides it with cost benefits at higher throughput rates, while also increasing cost certainty due to the ability to manage costs throughout the supply chain. This cost certainty allows Grace to compete effectively as an efficient, high-quality, low-cost provider.

  Strategy

        Leverage Vertically Integrated Business Model to Lower Costs —Grace maintains cost benefits through a vertically integrated business model that encompasses the production of aggregate and the importation of liquid asphalt. Grace also imports Canadian aggregates and sand for sales to third parties and for use in its asphaltic concrete. These activities help ensure that Grace has adequate access to raw materials needed to produce asphaltic concrete and, therefore, also provides for a level of cost certainty that allows Grace to compete effectively on sealed bid contracts.

        Capitalize on Strategically Located Quarry Adjacent to Fast-Growing Area on Oahu —Grace owns one of three operating quarries on the island of Oahu, and the only quarry located adjacent to the fast-growing region on the west side of Oahu. Approximately 15,000 residential units are projected in the future and numerous commercial projects are planned. Additionally, Grace's Kalaeloa asphaltic concrete plant is ideally located on the west side of Oahu near its quarry (and Grace's Makakilo quarry is also permitted to operate an asphalt plant on site). Due to the high cost of transporting aggregate and the limited shelf life of asphaltic concrete once it is produced, Grace's quarry and hot mix plant locations are ideally located to service the growth in the area for the foreseeable future.

  Properties

  Natural Materials and Construction Business

        Quarries:     Grace's Natural Materials and Construction business owns 541 acres of land on the island of Oahu, of which approximately 200 acres are used for its quarrying operations. Approximately 1.1 million tons of rock were mined and processed in 2012. The operation of the quarry is governed by Special and Conditional use permits, which allow Grace to extract aggregate through 2032.

        Grace also owns 264 acres of land on the island of Molokai used for quarrying operations. The mining activities have been licensed to an unrelated party who pays Grace royalties for the aggregate produced. Approximately 45,000 tons of rock were mined and processed in 2012. Grace retains the right to operate an asphaltic concrete plant in the quarry. Grace is in the process of seeking the necessary permits to re-establish a hot mix plant on site and intends to license the asphalt plant operations to a non-consolidated affiliated company.

        Equipment:     Grace owns 548 pieces of on and off highway rolling stock, which consists of heavy duty trucks, passenger vehicles and various road paving, quarrying and operations equipment.

Additionally, Grace owns 549 pieces of non-rolling stock items used in its operations, such as generators, transit tankers, light towers, message boards and nuclear gauges. Grace also owns seven asphaltic concrete plants and six crushers. Grace is in the process of installing new crushing plants at the Makakilo quarry with the finishing plant expected to be online before the end of July 2013 for "A" grade production. The primary and secondary plants are expected to be completed by December 31, 2013 for surge and "B" grade production. The new facilities will significantly increase the productivity and efficiency of the operations resulting in lower production costs. The total cost of the quarry improvements is expected to be approximately $33.0 million, of which $26.6 million has been incurred through March 31, 2013, and all remaining work, other than approximately $2 million of work, is anticipated to be completed prior to consummation of the merger.

        Other:     Grace owns an 8,300 square foot building on 0.56 acres of fee simple land on Maui. The property houses a GPRS showroom and is also used for warehouse and storage yard space.

  Petroleum Business

        Real Estate:     MPP owns 27 fee simple properties, including 20 that are improved retail fueling stations, two petroleum terminals, a warehouse and an unmanned commercial fueling station where cardholders can access gas, and four vacant lots that are available for development. Additionally, MPP owns an office condominium in downtown Honolulu, which is used for MPP's corporate office.

        Equipment:     MPP owns 40 pieces of rolling stock that consist of heavy duty and passenger vehicles.

        Other:     MPP owns the canopies, tanks and fuel pumps at 63 fueling locations operated by MPP or 7-11 convenience stores and other independent operators through reciprocal arrangements.

  Seasonality

        The financial results for any quarter are not necessarily indicative of the results that might be projected for the year because of seasonal changes and the impact that weather can have on aggregate production and tonnage of asphalt sold /paved. The highest sales volume normally occurs in the third and fourth quarters of Grace's fiscal year, which corresponds to lower levels of precipitation during the months of April through September in Hawaii.

  Employees and Labor Relations

        As of March 31, 2013, Grace and its subsidiaries had approximately 708 regular full-time and part-time employees. Approximately 572 employees were employed in the Natural Materials and Construction business and 136 employees were employed in the Petroleum business. Approximately 54% of the employees were covered by collective bargaining agreements with two unions.

        A collective bargaining agreement with the International Union of Operating Engineers AFL-CIO, Local Union 3 ("IUOE") covers approximately 196 of Grace's employees who are primarily classified as heavy duty equipment operators, paving construction site workers, quarry workers, truck drivers, and mechanics. The current agreement with IUOE expires August 31, 2014.

        Collective bargaining agreements with Laborers International Union of North America Local 368 ("Laborers") cover approximately 193 employees who engage in various types of work. The agreements with Laborers cover wage and fringe benefits packages for specific sets of employees and expire as follows: the fence, guardrail, and sign installation laborers' agreement expires September 30, 2014; the traffic and rentals laborers' agreement expires August 31, 2013; and the precast/prestressed laborers' agreement expires August 31, 2015. Negotiations to renew the traffic and rental laborers agreement have begun.

        Approximately 380 Grace employees are participants in three multiemployer plans. As of March 31, 2013, Grace employees represented approximately 0.55% of all participants in the IUOE pension plan, 0.13% of all participants in the Laborers International Union pension plan, and 2.32% of all participants in the Laborers Union Hawaii pension plan.

        During 2012, Grace contributed a total of $4.2 million to three multiemployer pension plans. As of January 1, 2012, the IUOE pension plan had a funded status of approximately 66.9%. A 10-year rehabilitation plan was implemented that reduced member benefits and allocated a greater portion on the negotiated annual contract wage and fringe cost increase to the pension fund. Beginning in September 2014, a 10% pension surcharge on hourly wages will be incorporated into the new collective bargaining agreement when the current agreement expires on August 31, 2013. The Laborers International Union Pension Fund adopted a Rehabilitation Funding Plan in July of 2010 to restore its position over a 10-year period. Member benefits were reduced and employer contribution rates were increased and are reflected in the current labor agreements. The Laborers Union Hawaii Pension Fund is over 98% funded. If Grace were to withdraw from, or significantly reduce its obligation to contribute to, one of the plans, Grace may be subject to a withdrawal liability.

GRACE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis summarizes the financial condition and results of operations of Grace Pacific Corporation and subsidiaries ("Grace") and should be read in conjunction with its historical consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

        In addition to historical financial information, the following discussion and analysis contains "forward-looking" information, as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent beliefs and assumptions concerning future events. Forward-looking statements include the information concerning possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could" or the negative of these terms or similar expressions.

        Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. You should not put undue reliance on any forward-looking statements in this proxy statement/prospectus. Neither Grace nor A&B has any intention or obligation to update forward-looking statements subsequent to the effectiveness of this proxy statement/prospectus.

        You should understand that many important factors, in addition to those discussed in or incorporated by reference into this proxy statement/prospectus, could cause Grace's results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect Grace's results include those described in this proxy statement/prospectus in the section entitled "Risk Factors" beginning on page 29. In light of these risks and uncertainties, the forward-looking results discussed in or incorporated by reference into this proxy statement/prospectus might not occur.

Introduction

        Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides additional information about Grace's business, recent developments, financial condition, liquidity and capital resources, cash flows, results of operations and how certain accounting principles, policies and estimates affect Grace's financial statements. MD&A is organized as follows:

  •
  Business Overview:  This section provides a general description of Grace's business, as well as recent developments that Grace believes are important in understanding its results of operations and financial condition or in understanding anticipated future trends.

  •
  Basis of Presentation:  This section provides a discussion of the basis on which Grace's consolidated financial statements were prepared.

  •
  Critical Accounting Estimates:  This section identifies and summarizes those accounting policies that significantly impact Grace's reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

  •
  Consolidated Results of Operations:  This section provides an analysis of Grace's results of operations for the three years ended September 30, 2012, 2011 and 2010 and for the six month interim periods ending March 31, 2013 and 2012.

  •
  Analysis of Operating Revenue and Profit by Business:  This section provides an analysis of Grace's results of operations by business.

  •
  Liquidity and Capital Resources:  This section provides a discussion of Grace's financial condition and an analysis of Grace's cash flows for the years ended September 30, 2012, 2011, and 2010, the six month periods ending March 31, 2013 and 2012, as well as a discussion of Grace's ability to fund its future commitments and ongoing operating activities through internal and external sources of capital.

  •
  Contractual Obligations, Commitments, Contingencies and Off-Balance-Sheet Arrangements:  This section provides a discussion of Grace's contractual obligations and other commitments and contingencies.

  •
  Quantitative and Qualitative Disclosures about Market Risk:  This section discusses how Grace monitors and manages exposure to potential gains and losses associated with changes in interest rates.

  •
  Outlook:  This section provides a discussion of management's general outlook about its markets and Grace's competitive position.

Business Overview

        Grace is a vertically integrated natural materials, construction services, and petroleum distribution company that operates in the State of Hawaii. Key facts about Grace, which was founded in 1921 and incorporated in Hawaii in 1931, include the following:

  •
  One of the largest aggregate producers in the State of Hawaii (based on tonnage).

  •
  Owns two quarries—one on the island of Oahu and one on the island of Molokai.

  •
  Leading asphalt paving contractor in the state (based on tonnage and revenue).

  •
  Total construction backlog of almost $200 million as of March 31, 2013, including the backlog of Maui Paving, LLC, a 50% owned non-consolidated affiliate.

  •
  Importer of liquid asphalt and majority owner of one of two liquid asphalt distributors in the state.

  •
  Majority owner of the only architectural precast/prestressed concrete manufacturer and supplier in the state.

  •
  Fourth largest petroleum distributor in the state based on gallons sold.

        Grace is headquartered in Honolulu, HI and operates the following two businesses—the Natural Materials and Construction business and the Petroleum business.

        Natural Materials and Construction business —mines, processes, and sells basalt aggregate; imports Canadian sand and aggregates for sale and use; imports and markets liquid asphalt; manufactures and markets asphaltic concrete; accepts for a fee, recycles and sells for reuse, demolition pavement and concrete; performs asphalt paving as prime contractor and subcontractor; manufactures and supplies precast/prestressed concrete products; provides construction-related services, including guardrail, fencing and sign installation, and the rental and sales of safety and specialty traffic control equipment and supplies; provides traffic control services; manufactures commercial signs and banners; and performs application of maintenance-related encapsulation product.

        Petroleum business —acquires, distributes and directly markets petroleum products in Hawaii; owns the exclusive rights to use the 76 brand in Hawaii and operates retail gasoline stations and supplies retail gasoline stations under the 76 brand on Oahu, Maui, Kauai and Hawaii Island; holds a Chevron jobbership license, facilitating the delivery of refined petroleum to gas stations and other end users on the islands of Kauai and Molokai; markets bulk petroleum products to unbranded locations and end users; and operates petroleum product terminals.

        The following table provides a summary of key information for each of Grace's businesses.

	2012 Revenue(1) (in millions)	Percentage of Total 2012 Revenue	2012 Operating Profit(1) (in millions)	Percentage of Total 2012 Operating Profit
Natural Materials and Construction	$194.4	39.2%	$20.5	82.0%
Petroleum	$301.5	60.8%	$4.5	18.0%

Total	$495.9	100.0%	$25.0	100.0%

(1)
Revenues of Grace during its fiscal year ended September 30, 2012.

        Prior to the merger, Grace Holdings, Grace and KI will enter into a Separation Agreement pursuant to which all of the shares of KI, the subsidiary of Grace Holdings that holds the Petroleum Businesses, will be distributed to Grace Holdings shareholders on a pro rata basis. Consequently, the Petroleum Businesses will not be acquired by A&B in the merger.

Basis of Presentation

        The consolidated financial statements include the accounts of Grace and its subsidiaries, all of which are wholly owned except for GP/RM Prestress, LLC and GLP Asphalt, LLC, which are owned 51% and 70%, respectively. The remaining interest in GP/RM Prestress, LLC and GLP Asphalt, LLC is reported as non-controlling interest in the consolidated financial statements. Significant intercompany balances and transactions have been eliminated in consolidation.

        Grace's consolidated subsidiaries include the following entities:

  •
  Grace Pacific Precast, Inc. (GPP)—GPP is a former manufacturer and supplier in the precast concrete industry. The assets and operations of GPP were contributed to GP/RM Prestress LLC in 2006. GPP is the 51% member manager of GP/RM Prestress LLC.

  •
  GP/RM Prestress, LLC (GP/RM)—GP/RM is a manufacturer and supplier in the prestressed and precast concrete industry. GP/RM fabricates architectural concrete products such as exterior columns, walls and spandrels in a variety of colors with varying finishes and features used in the construction of parking structures, buildings and high rises. GP/RM is also a major supplier of structural concrete products such as rectangular, hexagonal, and octagonal columns, various types of beams, double tees, walls, spandrels, stairs, flat slabs, bridge girders, planks, and stadium bleachers used to support various types of structures. Grace has a 51% economic and voting interest in GP/RM. The accounts of GP/RM have been consolidated with Grace and the non-controlling interest's share of income has been reflected in the consolidated statements of income and stockholders' equity of Grace.

  •
  GP Roadway Solutions, Inc. (GPRS)—GPRS operates as a subcontractor and prime contractor of construction operations. GPRS provides guardrail, fencing and sign installation and maintenance; rents and sells safety and traffic control equipment and supplies; provides traffic control services; provides road and parking lot striping, seal coating and crack sealing, and security services; and performs application of maintenance-related encapsulation product.

  •
  GLP Asphalt, LLC (GLP)—GLP imports, stores, and sells liquid asphalt. Grace has a 70% economic and voting interest in GLP. The accounts of GLP have been consolidated with Grace and the non-controlling interest's share of income has been reflected in the consolidated statements of income and stockholders' equity of Grace.

  •
  Koko'oha Investments, Inc. (KI)—KI was acquired by Grace on January 1, 2011 for $48.3 million through the issuance of Grace common stock to KI shareholders. KI is the parent company of Mid Pac Petroleum, LLC (MPP), which operates retail gasoline stations, supplies retail gasoline stations under the 76 brand, markets bulk petroleum products, and operates product terminals in the state of Hawaii. On November 1, 2011, MPP acquired Inter Island Petroleum, Inc. (IIP), a petroleum fuel and products provider with operations primarily on Kauai that operates commercial sites, a Chevron branded fuel and lubricants jobber, and a petroleum bulk terminal. Prior to the merger, Grace Holdings, Grace and KI will enter into a Separation Agreement pursuant to which all of the shares of KI will be distributed to Grace Holdings shareholders on a pro rata basis. Consequently, the Petroleum Businesses will not be acquired by A&B in the merger.

        Grace also holds a 50% economic and voting interest in Maui Paving, LLC (MP LLC), which provides asphalt paving and sells asphaltic concrete on the islands of Maui and Molokai. MP LLC is accounted for using the equity method because Grace does not have a controlling financial interest, but has the ability to exercise significant influence over MP LLC.

Critical Accounting Estimates

        Grace's significant accounting policies are described in Note 2 to the Consolidated Financial Statements of Grace. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, upon which the MD&A is based, requires that Grace management exercise judgment when making estimates and assumptions about future events that may affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with certainty and actual results will, inevitably, differ from those critical accounting estimates. These differences could be material.

        Grace considers an accounting estimate to be critical if: (i)(a) the accounting estimate requires Grace to make assumptions that are difficult or subjective about matters that were highly uncertain at the time that the accounting estimate was made, (b) changes in the estimate are reasonably likely to occur in periods subsequent to the period in which the estimate was made, or (c) use of different estimates by Grace could have been used, and (ii) changes in those assumptions or estimates would have had a material impact on the financial condition or results of operations of Grace. The critical accounting estimates inherent in the preparation of Grace's financial statements are described below.

  Principles of Consolidation

        The consolidated financial statements of Grace include the accounts of Grace and its subsidiaries, all of which are wholly owned except for GP/RM and GLP, which are owned 51% and 70%, respectively. The remaining interests are reported as non-controlling interest in Grace's consolidated financial statements. Significant intercompany balances and transactions have been eliminated in consolidation.

  Revenue Recognition

        Grace has a variety of revenue sources, including natural material sales, petroleum sales, and paving contracts. For each revenue source, Grace assesses the underlying terms of the transaction to ensure that recognition of revenue meets the requirements of relevant accounting standards. In general, Grace recognizes revenue when persuasive evidence of an arrangement exists, delivery or receipt of the service or product has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

        Natural Materials —Revenues from natural material sales, which include basalt aggregate, liquid asphalt, and imported sand and aggregates, are recognized when title to the product and risk of loss passes to third parties (generally this occurs when the product is picked up by customers or their agents) and when collection is reasonably assured.

        Construction —Revenues from paving contracts are generally recognized using the percentage-of-completion method with progress toward completion measured on the basis of units (tons, cubic yards, square yards or square feet) of work completed as of a specific date to an estimate of the total units of work to be delivered under each contract. Grace uses this method as its management considers units of work completed to be the best available measure of progress on paving contracts. Contracts in progress are reviewed regularly, and sales and earnings may be adjusted based on revisions to assumption and estimates, including, but not limited to, revisions to job performance, job conditions, changes to the scope of work, estimated contract costs, progress toward completion, changes in internal and external factors or conditions and final contract settlement. Contract costs include all direct material, labor, equipment utilization, hired truckers, traffic control, bonds and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, field office rentals, utilities, certain repair costs and other expenses attributable to the contracts. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The life cycle for contracts generally ranges from several months to three years in duration.

        Petroleum —Revenues from petroleum products are recognized at the time customers take possession of products sold or when services are rendered. Grace reports revenues net of sales, fuel, and other excise taxes collected from or passed on to customers.

  Goodwill

        Grace reviews goodwill for impairment annually and whenever events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In estimating the fair value of a reporting unit, Grace uses a combination of a discounted cash flow model and fair value based on market multiples of EBITDA (earnings before interest, taxes, depreciation and amortization). The discounted cash flow approach requires Grace to use a number of assumptions, including market factors specific to the business, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time, long-term growth rates for the business, and a discount rate that considers the risks related to the amount and timing of the cash flows. Although the assumptions used by Grace in its discounted cash flow model are consistent with the assumptions Grace used to generate its internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows from the reporting unit and the risk of achieving those cash flows. When using market multiples of EBITDA, Grace must make judgments about the comparability of those multiples in closed and proposed transactions. Accordingly, changes in assumptions and estimates, including, but not limited to, changes driven by external factors, such as industry and economic trends, and those driven by internal factors, such as changes in Grace's business strategy and its internal forecasts, could have a material effect on Grace's business, financial condition and results of operations.

  Income Taxes

        Grace makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to Grace's tax provision in a subsequent period.

        In addition, the calculation of tax liabilities involves significant judgment in determining the existence and estimation of the impact of uncertain tax positions taken or expected to be taken with respect to the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with Grace management's expectations could materially affect Grace's financial condition or its future operating results.

  Recent Accounting Pronouncements

        See Note 2 to the Consolidated Financial Statements of Grace for a full description of the impact of recently issued accounting standards, which is incorporated herein by reference, including the expected dates of adoption and estimated effects on Grace's results of operations and financial condition.

Consolidated Results of Operations

        The following analysis of the consolidated financial condition and results of operations of Grace and its subsidiaries (collectively, "Grace") should be read in conjunction with the consolidated financial statements and related notes thereto. Amounts in this narrative are rounded to millions, but per-share calculations and percentages were calculated based on thousands. Accordingly, a recalculation of some per-share amounts and percentages, if based on the reported data, may be slightly different than the more accurate amounts included herein.

(dollars in millions)	2012	Chg.	2011	Chg.	2010
Operating revenue	$495.9	32.5%	$374.3	88.9%	$198.1
Operating costs and expenses	472.0	30.7%	361.0	2X	178.7

Operating income	23.9	79.7%	13.3	-31.4%	19.4
Other income and (expense)	(3.5)	2X	(1.5)	NM	2.6
Income tax expense	6.9	2X	2.8	-61.1%	7.2

Net income	13.5	50.0%	9.0	-39.2%	14.8
Income attributed to non-controlling interests	(0.5)	-54.5%	(1.1)	-26.7%	(1.5)

Net income attributable to Grace	$13.0	64.6%	$7.9	-40.6%	$13.3

Year Ended September 30, 2012 vs. Year Ended September 30, 2011

        Operating Revenue for 2012 increased 32.5%, or $121.6 million, to $495.9 million. Petroleum business revenue increased $119.1 million in 2012 and Natural Materials and Construction revenue increased $2.5 million. The reasons for business-specific year-to-year fluctuations in revenue are further described below in the section entitled "—Analysis of Operating Revenue and Profit by Business."

        Operating Costs and Expenses for 2012 increased by 30.7%, or $111.0 million, due principally to $103.6 million in higher Petroleum business costs and $10.0 million in higher general and administrative costs due principally to the incremental general and administrative costs related to the petroleum businesses, which were acquired in January 2011 (MPP) and November 2011 (IIP), partially offset by $2.6 million in lower costs related to the Natural Materials and Construction business. The reasons for changes in business-specific year-to-year fluctuations in operating costs, which affect operating profit, are more fully described below in the section entitled "—Analysis of Operating Revenue and Profit by Business."

        Other Income and Expense:     Other income (expense) was ($3.5) million in 2012 compared with ($1.5) million in 2011. The change in other income (expense) was mainly due to the incremental interest expense related to the petroleum businesses, which were acquired in January 2011 (MPP) and November 2011 (IIP).

        Income Taxes:     Income taxes and the effective rate were higher in 2012 compared with 2011 due principally to higher taxable income in 2012 and the favorable impact of solar tax credits utilized in fiscal 2011.

Year Ended September 30, 2011 vs. Year Ended September 30, 2010

        Operating Revenue for 2011 increased 88.9%, or $176.2 million, to $374.3 million. Petroleum revenue increased $182.4 million in 2011 primarily due to the acquisition of MPP in January 2011. Natural Materials and Construction revenue decreased $6.2 million, primarily due to lower asphaltic concrete, liquid asphalt and roadway services results, partially offset by higher aggregate and precast/prestressed sales. The reasons for business-specific year-to-year fluctuations in revenue are further described below in the section entitled "—Analysis of Operating Revenue and Profit by Business."

        Operating Costs and Expenses for 2011 increased $182.3 million, due principally to $167.1 million in higher Petroleum business costs and $12.4 million in higher general and administrative costs due to the acquisition of MPP in January 2011. The reasons for changes in business-specific year-to-year fluctuations in operating costs, which affect operating profit, are more fully described below in the section entitled "—Analysis of Operating Revenue and Profit by Business."

        Other Income and Expense:     Other income (expense) was ($1.5) million in 2011 compared with $2.6 million in 2010. The change in other income (expense) was due to a $3.3 million decrease in earnings from an unconsolidated affiliate and a $1.3 million increase in interest expense related to the MPP acquisition.

        Income Taxes:     Income taxes and the effective tax rate were lower in 2011 compared with 2010 due principally to a $10.2 million reduction in taxable income and the favorable impact of solar tax credits utilized in fiscal 2011.

Six Months Ended March 31, 2013 compared with 2012

(dollars in millions)	2013	2012	Chg.
Operating revenue	$246.9	$231.2	6.8%
Operating costs and expenses	237.1	222.5	6.6%

Operating income	9.8	8.7	12.6%
Other income and (expense)	(1.6)	(1.7)	-5.9%
Income tax expense	2.6	2.3	13.0%

Net income	5.6	4.7	19.1%
(Income) loss attributed to non-controlling interests	(0.5)	0.1	NM

Net income attributable to Grace	$5.1	$4.8	6.3%

Six Months Ended March 31, 2013 vs. Six Months Ended March 31, 2012

        Operating Revenue for the six months ended March 2013 increased 6.8%, or $15.7 million, to $246.9 million. Petroleum business revenue decreased $3.0 million in 2013 and Natural Materials and Construction revenue increased $18.7 million. The reasons for business-specific year-to-year fluctuations in revenue are further described below in the section entitled "—Analysis of Operating Revenue and Profit by Business."

        Operating Costs and Expenses for 2013 increased by 6.6%, or $14.6 million, due principally to $14.6 million in higher cost related to the Natural Materials and Construction business and $1.3 million in higher general and administrative costs related to KI and earned incentives, partially offset by $1.6 million in lower Petroleum business costs. The reasons for changes in business-specific year-to-year fluctuations in operating costs, which affect operating profit, are more fully described below in the section entitled "—Analysis of Operating Revenue and Profit by Business."

        Other Income and Expense:     Other income (expense) was ($1.6) million in 2013, which was comparable to 2012.

        Income Taxes and the effective rate were lower in 2013 compared with 2012 due principally to a higher qualified production activity deduction partially offset by decreases in investment, energy and other tax credits.

Analysis of Operating Revenue and Profit by Business

Natural Materials and Construction; 2012 compared with 2011

(dollars in millions)	2012	2011	Change
Natural materials and construction revenue	$194.4	$191.9	1.3%
Cost of natural materials and construction	157.2	159.8	-1.6%
Selling, general and administrative expenses	16.7	16.2	3.1%

Operating profit	$20.5	$15.9	28.9%

Operating profit margin	10.5%	8.3%

Depreciation and amortization	$11.1	$10.9	1.8%

Operating Statistics:
Aggregate produced (tons in thousands)	1,053	736	43.1%
Aggregate sold (tons in thousands)	735	861	-14.6%
Asphaltic concrete placed (tons in thousands)	469	426	10.1%
Backlog (at 9/30)*	$188	$173	8.7%

*
Includes the backlog of MP LLC, a 50% owned non-consolidated affiliate.

        Natural Materials and Construction revenue for 2012 increased by $2.5 million, or 1.3%, as compared to 2011. The increase was due principally to a $7.6 million increase in contract paving revenue resulting from an increase in tonnage paved, partially offset by a $4.5 million decrease in precast/prestressed revenues due to a change in the sales mix to lower yielding structural product and a $1.2 million decrease in roadway services revenue due to a decrease in guardrail, sign and fencing contract work.

        Operating profit in 2012 increased by $4.6 million, or 28.9%, as compared to 2011. The increase in operating profit was due to the revenue increases described previously, as well as $1.1 million in lower aggregate costs, partially offset by higher steel costs and remedial costs on certain precast/prestressed contracts.

        Backlog at year-end 2012 was $15 million higher than at year-end 2011, due principally to $120.0 million in awarded paving contracts, partially offset by $113.0 million of contracts completed and $24.0 million of awarded precast/prestressed supply contracts, partially offset by $14.0 million of contracts completed.

Natural Materials and Construction; 2011 compared with 2010

(dollars in millions)	2011	2010	Change
Natural materials and construction revenue	$191.9	$198.1	-3.1%
Cost of natural materials and construction	159.8	160.2	-0.2%
Selling, general and administrative expenses	16.2	13.4	20.9%

Operating profit	$15.9	$24.5	-35.1%

Operating profit margin	8.3%	12.4%

Depreciation and amortization	$10.9	$12.4	-12.1%

Operating Statistics:
Aggregate produced (tons in thousands)	736	853	-13.7%
Aggregate sold (tons in thousands)	861	747	15.3%
Asphaltic concrete placed (tons in thousands)	426	421	1.2%
Backlog (at 9/30)*	$173	$155	11.6%

*
Includes the backlog of MP LLC, a 50% owned non-consolidated affiliate.

        Natural Materials and Construction revenue decreased $6.2 million, or 3.1%, as compared to 2010. The decrease was due principally to a $4.7 million decrease in roadway construction services revenue, partially offset by a $1 million increase in traffic control rental and services revenues; a $3.7 million decrease in liquid asphalt revenue due to reduced demand; and a $3.4 million decrease in asphaltic concrete sales primarily due to a 22.7% decrease in tonnage sold to third parties, partially offset by a price increase of $4.61 per ton. The decrease in revenue was partially offset by a $3.9 million increase in precast/prestressed concrete revenues attributable to the higher amount of architectural products sold.

        Operating profit decreased by $8.6 million, or 35.1%, as compared to 2010. The decrease in operating profit was largely due to a 64% increase in subcontracted work, which carries higher costs relative to the related revenue than direct work performed by the Company. Selling, general and administrative expenses increased $2.8 million, due principally to a $3.3 million decrease in earnings from a non-consolidated affiliate.

        Backlog at September 30, 2011 was 11.6% higher than at September 30, 2010, due principally to $128.0 million in paving contracts awarded, partially offset by $104.0 million completed, $13.0 million of GPRS contracts awarded, offset by $18.0 million completed, and $17.0 million in GP/RM contracts awarded, offset by $19.0 million completed.

Natural Materials and Construction; Six Months Ended March 31, 2013 compared with 2012

(dollars in millions)	2013	2012	Change
Natural materials and construction revenue	$107.6	$88.9	21.0%
Cost of natural materials and construction	87.9	73.3	19.9%
Selling, general and administrative expenses	9.1	8.1	12.3%

Operating profit	$10.6	$7.5	41.3%

Operating profit margin	9.9%	8.4%

Depreciation and amortization	$4.7	$5.3	-11.3%

Operating Statistics:
Aggregate produced (tons in thousands)	520	520	—
Aggregate sold (tons in thousands)	331	396	-16.4%
Asphaltic concrete placed (tons in thousands)	257	199	29.1%
Backlog*	$198	$152	30.3%

*
Includes the backlog of MP LLC, a 50% owned non-consolidated affiliate.

        Natural Materials and Construction revenue for the six months ended March 31, 2013 was $18.7 million, or 21% higher than the amount reported for 2012. The increase was due principally to a $13.4 million increase in paving revenue due to an increase in contract paving tonnage, a $4.5 million increase in precast/prestressed revenue due to an increase in cubic yards poured, and a $2.2 million increase in imported aggregate sales. The revenue increases were partially offset by a $1.1 million decrease in "B" grade aggregate revenue due to a reduction in volume sold.

        Operating profit was 41.3% higher for the six months ended March 31, 2013, compared with 2012, due principally to lower per unit paving costs resulting from higher combined efficiency in plant and equipment utilization and lower precast/prestressed unit costs arising from volume efficiencies. The lower operating costs and the resulting improvement in operating profit was partially offset by an increase in "A" grade aggregate per unit costs, which resulted from the shutdown of the lower Makakilo finish plant on December 31, 2012 in connection with the relocation of the quarry.

        Backlog at March 31, 2013 was 30.3% higher than March 31, 2012, due principally to $155.0 million in new construction bids awarded, partially offset by $123.0 million completed, as well as $34.0 million in GP/RM supply contracts awarded, partially offset by $20.0 million completed.

Petroleum; 2012 compared with 2011

(dollars in millions)	2012	2011	Change
Petroleum products and other revenues	$301.5	$182.4	65.3%
Cost of petroleum products and other expenses	270.7	167.1	62.0%
Selling, general and administrative expenses	26.3	15.6	68.6%

Operating profit (loss)	$4.5	$-0.3	NM

Operating profit (loss) margin	1.5%	-0.2%
Operating Statistics:
Gallons sold (in millions)	80.0	51.0	56.9%

        Petroleum business revenue for 2012 was 65.3% higher than the amount reported for 2011. The increase was due principally to the acquisition of IIP in November 2011 and the impact of a full year of results for MPP reflected in 2012, compared to nine months of results reflected in 2011 due to the acquisition of MPP by Grace in January 2011. Additionally, revenue also increased due to a 7.2%

increase in the average price of petroleum and a 29.3% volume increase of gallons sold by MPP. There were no Petroleum business revenues or expenses in 2010 since MPP and IIP were acquired in calendar 2011.

        Operating profit was $4.5 million in 2012 compared with an operating loss of $0.3 million in 2011. The improvement in results was due principally to the $0.19 per gallon average increase in retail fuel prices, partially offset by an $0.11 per gallon average increase in fuel costs and $10.7 million in higher selling, general, and administrative expenses principally attributable to the inclusion of IIP for eleven months following the acquisition.

Petroleum; Six Months Ended March 31, 2013 compared with 2012

(dollars in millions)	2013	2012	Change
Petroleum products and other revenues	$139.3	$142.3	-2.1%
Cost of petroleum products and other expenses	126.5	128.1	-1.2%
Selling, general and administrative expenses	12.9	12.4	4.0%

Operating profit (loss)	$-0.1	$1.8	NM

Operating profit (loss) margin	-0.1%	1.3%
Operating Statistics:
Gallons sold (in millions)	37.5	37.7	(0.5)%

        Petroleum business revenue for the six months ended March 31, 2013 was 2.1% lower than the amount reported for 2012. The decrease was due principally to a reduction in the average price per gallon of $0.23 for petroleum sales and a $1.1 million reduction in convenience store revenues.

        Operating loss was $(0.1) million for the six months ended March 31, 2013, compared with an operating profit of $1.8 million in 2012. The decrease in operating profit was due principally to $1.6 million related to site abandonment costs for several locations, $1.4 million reduction in fuel margin due to an increase in the average fuel price per gallon, and a $0.9 million write-down of convenience store inventory, partially offset by a $1.0 million reversal of contingent consideration related to the IIP acquisition.

Liquidity and Capital Resources

        Overview:     Grace's liquidity needs are primarily to support working capital requirements and fund capital expenditures for equipment. Grace's principal sources of liquidity have been cash flows provided by operating activities, available cash and cash equivalent balances, and its credit facilities.

        Grace has committed revolving bank credit facilities with a total capacity of $52 million. Grace believes its operating cash flow and availability of borrowings under its credit agreements will provide sufficient liquidity to support Grace's financing needs. Grace's cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those described in the section entitled "Risk Factors" beginning on page 29.

  Cash Flows—Years Ended September 30, 2012, 2011 and 2010

        Net cash flows from operating activities totaled $18.8 million for 2012, $28.6 million for 2011, and $29.2 million for 2010. Cash flows for 2012 decreased by $9.8 million, compared to 2011, due to higher purchases of inventory in 2012, principally related to fuel. Cash flows from operating activities in 2011 were comparable to 2010.

        Net cash flows used in investing activities were $37.4 million for 2012, $21.1 million for 2011, and $30.8 million for 2010. Of the 2012 amount, $21.3 million was related to the acquisition of IIP,

$6.7 million was related to the new quarry crushing facility, and $4.5 million was related to a new warehouse and building for GPRS on Maui and KI station and facilities improvements, with the balance primarily related to routine replacements for construction and quarry related equipment.

        Net cash flows used in investing activities for 2011 included $23.1 million for capital expenditures, composed of $12.1 million related to the new quarry crushing facility, $4.0 million related to the purchase of real property at Maui Lani for GPRS's new warehouse and building, as well as the Kele street location for a future KI petroleum site, and $1.5 million related to KI station improvements, with the balance primarily related to routine replacements for construction and quarry related equipment.

        For fiscal 2013, Grace expects that its required minimum capital expenditures will be approximately $23.9 million, of which $16.7 million has been expended, including $4.4 million for a new asphaltic concrete plant and generator, $3.1 million for the purchase of real property, $4.4 million for the new crushing facilities, and $3.4 million for buildings and improvements. Grace's total capital budget for fiscal 2013, includes continued expenditures of $2.7 million related to the new crushing facility, with the balance primarily related to routine replacements for construction and quarry related equipment. Should investment opportunities in excess of the amounts budgeted arise, Grace believes it has adequate sources of liquidity to fund these investments.

        Net cash flows provided by (used in) financing activities totaled $5.3 million, $(13.5) million, and $6.4 million in 2012, 2011, and 2010, respectively. The increase in cash flows from financing activities in 2012 was due principally to an increase in proceeds from net borrowings of $12.2 million and the issuance of $14.8 million in common stock in connection with the redemption of shares of Grace common stock totaling $26.9 million. These sources of financing were partially offset by the repurchase of $15.8 million in common stock. The decrease in cash flows from financing activities in 2011 was due principally to a $10.8 million pay down on the line of credit.

  Cash Flows—Six Months Ended March 31, 2013 Compared with 2012

        Net cash flows used in operating activities totaled $7.7 million for the six months ended March 31, 2013, compared with $0.5 million for the six months ended March 31, 2012. Cash flows used in operating activities for the six months ended March 31, 2013 were higher than 2012 due to higher levels of required working capital, including asphalt inventories.

        Net cash flows used in investing activities were $16.4 million for the six months ended March 31, 2013, compared with $28.4 million for the six months ended March 31, 2012. The increase in net cash used in investing activities in 2013 was related to $16.7 million of capital expenditures for property and equipment, which consisted primarily of $4.4 million related to the continued installation of the new quarry crushing plant, $4.4 million for a new asphaltic concrete plant, and $3.1 million related to the purchase of real property for KI.

        Net cash flows provided by financing activities for the six months ended March 31, 2013 was $13.1 million, compared to $26.8 million for the six months ended March 31, 2012. The net increase in cash flows provided by financing activities in 2013 was primarily due to net borrowings on the GLP line of credit of $13.5 million for the purchase of liquid asphalt inventory.

        Other Sources of Liquidity:     Additional sources of liquidity for Grace consisted of cash and cash equivalents and trade receivables that totaled approximately $69.4 million at September 30, 2012, a decrease of $1.8 million from September 30, 2011. This net decrease was due primarily to a $13.3 million decrease in cash balances, partially offset by an $11.5 million increase in trade receivable balances. As of March 31, 2013, cash and cash equivalents and trade receivables totaled approximately $64.2 million. The decrease from September 30, 2012 was due to a $11.0 million decrease in cash balances, partially offset by a $5.8 million increase in trade receivables.

        Grace also has revolving credit facilities that provide additional sources of liquidity for working capital requirements. Total debt was $109.8 million as of September 30, 2012 compared with $85.9 million as of September 30, 2011. Grace's debt balances on its revolving credit line are subject to significant fluctuations resulting from the timing of inventory purchases, such as asphalt purchases, which can be significant since purchases are generally made only once or twice a year. As of September 30, 2012, available borrowings under Grace's facilities, which are more fully described below, totaled $37.2 million.

        Grace has a revolving credit facility that provides for an aggregate $10 million secured commitment ("Grace Credit Facility") that expires on May 9, 2014. The Grace Credit Facility also provides for a $4 million sub-limit for the issuance of standby and commercial letters of credit. Amounts drawn under the facilities bear interest at London Interbank Offered Rate ("LIBOR") plus a margin based on a ratio of consolidated funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization) pricing grid that ranges from 1.25% to 3.00%. The Grace Credit Facility is secured by Grace's assets and Grace stock, including member interests in affiliated LLCs. At March 31, 2013, no amount was outstanding, $0.5 million in letters of credit had been issued against the facility, and $9.5 million remained available for borrowing.

        GLP has a revolving credit facility that provides for an aggregate $40 million secured commitment ("GLP Asphalt Credit Facility"), which expires on August 31, 2014. The GLP Asphalt Credit Facility also provides for a $20 million sub-limit for the issuance of standby and commercial letters of credit. Amounts drawn under the facilities bear interest at LIBOR plus 1.5%, which is currently 1.75%. The GLP Asphalt Credit Facility is secured by accounts receivable and inventory of GLP. Grace is severally liable and guarantees 70% of the amounts outstanding under the facility, and Jas. W. Glover Holding Company, Ltd., the other member in GLP, is severally liable and guarantees 30% of the amounts outstanding under the facility. At March 31, 2013, $26.0 million was outstanding, no letters of credit had been issued against the facility, and $14.0 million remained available for borrowing.

        GP/RM has a revolving credit facility that provides for an aggregate $4 million secured commitment (GP/RM Credit Facility), which expires on May 9, 2014. Amounts drawn under the facilities bear interest at LIBOR plus 2.25%, which is currently 2.5%. The GP/RM Credit Facility is secured by all of the personal property of GP/RM. Grace has several liability and guarantees 51% of the amounts outstanding under the facility. Phelps-Tointon, Inc., the other member in GP/RM, has several liability and guarantees 49% of the amounts outstanding under the facility. At March 31, 2013, $2.0 million was outstanding, no letters of credit had been issued against the facility, and no additional amounts were available for borrowing.

        Grace's ability to access its credit facilities is subject to its compliance with the terms and conditions of the credit facilities, including financial covenants. The financial covenants under current agreements require Grace to maintain certain financial covenants, such as the maintenance of minimum tangible net worth, maximum consolidated funded debt to earnings before interest, taxes, depreciation, and amortization, minimum debt service coverage ratios, and maximum annual capital expenditure limits. At March 31, 2013, Grace was in compliance with all such covenants. While there can be no assurance that Grace will remain in compliance with its covenants, Grace expects that it will remain in compliance. Credit facilities are more fully described in Note 10 to the Consolidated Financial Statements of Grace.

 Contractual Obligations, Commitments, Contingencies and Off-Balance Sheet Arrangements

        Contractual Obligations:    At September 30, 2012, Grace, including the Petroleum Businesses, had the following estimated contractual obligations (in millions):

		Payment due by period
Contractual Obligations	Total	2013	2014 - 2015	2016 - 2017	Thereafter
Long-term debt obligations (including current portion)(a)	$109.8	$28.5	$21.2	$21.3	$38.8
Estimated interest on debt(b)	18.2	4.1	6.1	4.6	3.4
Aggregate Supply Contract(c)	4.0	0.2	0.4	0.4	3.0
Operating lease obligations(d)	42.8	7.2	9.1	6.1	20.4

Total	$174.8	$40.0	$36.8	$32.4	$65.6

(a)
Long-term debt obligations (including current portion) include principal repayments of short-term and long-term debt for the respective period(s) described (see Note 10 to the Consolidated Financial Statements of Grace for principal repayments for each of the next five years). Short-term debt includes amounts borrowed under revolving credit facilities and have been reflected as payments due in 2013.

(b)
Estimated cash paid for interest on debt is determined based on (1) the stated interest rate for fixed debt and (2) the rate in effect on September 30, 2012 for variable rate debt. Because Grace's variable rate date may be rolled over, actual interest may be greater or less than the amounts indicated.

(c)
Grace's asphaltic concrete plants have certain aggregate supply arrangements, under which there are minimum purchase requirements in lieu of lease rent payments. Certain leases (or licenses) may have a graduated fee scale whereby diminishing levels of rents will be assessed as the quantity purchased increases above various levels.

(d)
Operating lease obligations include principally land, office space and equipment under non-cancelable, long-term lease arrangements that do not transfer the rights and risks of ownership to Grace. These amounts are further described in Note 14 to the Consolidated Financial Statements of Grace.

        Grace has various supply arrangements under which it purchases its petroleum and aggregate products. The petroleum arrangements do not require the purchase of any minimum quantities and do not specify a minimum price. Additionally, the arrangements provide that Grace will receive "most-favored nation" pricing, or the lowest prices that are offered to other similar customers, on purchases under the supply arrangement.

        Other Commitments and Contingencies:    A description of other commitments, contingencies, and off-balance sheet arrangements is described in Note 17 to the Consolidated Financial Statements of Grace in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

        Grace is exposed to changes in interest rates, primarily as a result of its borrowing and investing activities used to maintain liquidity and to fund business operations. In order to manage its exposure to changes in interest rates, Grace utilizes a balanced mix of debt maturities, along with both fixed-rate and variable-rate debt. The nature and amount of Grace's long-term and short-term debt can be expected to fluctuate as a result of future business requirements, market conditions, and other factors.

        As of September 30, 2012, Grace's fixed rate debt consists of $95.5 million in term notes ($53.0 million related to Grace excluding the Petroleum Businesses and $42.5 million related to the Petroleum Businesses). Grace's variable rate debt consists of $14.3 million under its revolving credit facilities (all related to the Grace Businesses) as of September 30, 2012. As of March 31, 2013, Grace's variable rate debt increased to $33 million, principally related to asphalt purchases, which generally occur once or twice a year. Other than in default, Grace does not have an obligation to prepay its fixed-rate debt prior to maturity and, as a result, interest rate fluctuations and the resulting changes in fair value would not have an impact on Grace's financial condition or results of operations unless Grace was required to refinance such debt. For Grace's variable rate debt, a 1% increase in interest rates would have a $0.3 million impact on Grace's results of operations for 2012.

        The following table summarizes Grace's debt obligations at September 30, 2012, presenting principal cash flows and related interest rates by the expected fiscal year of repayment.

	Expected Fiscal Year of Repayment as of September 30, 2012 (dollars in millions)
Long-term debt	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value at September 30, 2012
Fixed rate	$14.2	$10.8	$10.4	$10.7	$10.6	$38.8	$95.5	$98.2
Average interest rate	4.30%	4.27%	4.25%	4.26%	4.35%	5.39%	4.74%
Variable rate	$14.3	$—	$—	$—	$—	$—	$14.3	$14.3
Average interest rate(1)	1.84%	—	—	—	—	—	—

(1)
Estimated interest rates on variable debt are determined based on the rate in effect on September 30, 2012. Actual interest rates may be greater or less than the amounts indicated when variable rate debt is rolled over.

        From time to time, Grace may invest its excess cash in short-term money market funds that purchase government securities or corporate debt securities. At September 30, 2012, Grace had $2.5 million invested in money market funds. These money market funds maintain a weighted average maturity of less than 90 days, and accordingly, a 1% change in interest rates is not expected to have a material impact on the fair value of these investments or on interest income.

        Grace has no material exposure to foreign currency risks, although it is indirectly affected by changes in currency rates to the extent that changes in rates affect tourism in Hawaii.

 MANAGEMENT AND OTHER INFORMATION

        Information relating to the management, executive compensation, certain relationships and related transactions and other related matters pertaining to A&B is contained in or incorporated by reference into A&B's Annual Report on Form 10-K, which is incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 152.

        In addition, Grace has certain credit facilities and other loan arrangements with First Hawaiian Bank ("FHB"), which A&B will assume as part of the merger. Robert S. Harrison, a member of the A&B Board of Directors, currently serves as president and chief executive officer of FHB. A&B believes that the loans to Grace were made in the ordinary course of FHB's business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the FHB, and did not involve more than the normal risk of collectability for FHB or present FHB with other unfavorable features. Due to his relationship with FHB, and the existence of Grace's credit facilities and other loan arrangements with FHB, Mr. Harrison recused himself from the A&B Board of Directors' consideration of and vote on the merger.

 SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT OF GRACE HOLDINGS

        The following table provides information relating to the beneficial ownership of Grace Holdings common stock, as of [    •    ], 2013, except where otherwise noted, by:

  •
  each shareholder known by Grace Holdings to own beneficially more than 5% of Grace Holdings common stock;

  •
  each of Grace Holdings' Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers;

  •
  each of Grace Holdings' current directors; and

  •
  all of Grace Holdings' directors and executive officers as a group.

        The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole voting power, shared voting power, or investment power and includes any shares that the individual has the right to acquire within 60 days of [    •    ], 2013 through the exercise of any stock option or other right. The number and percentage of shares "beneficially owned" is computed on the basis of 163,155 shares of Grace Holdings common stock outstanding as of [    •    ], 2013.

        To Grace Holdings' knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person or entity named in the table has sole voting and dispositive power with respect to the shares set forth opposite such person's or entity's name. The address for those persons for whom an address is not otherwise provided is c/o GPC Holdings, Inc., P.O. Box 78, Honolulu, Hawaii 96810.

Name of Beneficial Owner(1)	Number of Shares	Percent Owned
Directors and Executive Officers
David C. Hulihee(2)	63,100	38.67%
Robert M. Creps(3)	6,550	4.01%
Walter A. Dods, Jr.(4)	18,800	11.52%
Jeffrey N. Watanabe(5)	1,345	*
Bill D. Mills(6)	33,300	20.41%
Oswald K. Stender(7)	360	*
Robert W. Wo, Jr.	3,300	2.02%
Jim R. Yates(8)	6,768	4.15%
Leonard K.P. Leong	200	*
Stephen D. Goodfellow	9,400	5.76%
Darrell S.K. Goo(9)	1,088	*
Tracy K. Niau	816	*
Gordon C.K. Yee(10)	2,763	1.69%
All Directors and Executive Officers as a Group (13 persons)	147,790	90.58%
Beneficial Owners of More than 5% of the Grace Holdings Common Stock
RCCI Management, LLC(11)	44,300	27.15%
Waikoloa Heights Investment Partners(12)	23,490	14.40%

*
Indicates ownership of less than 1.00%.

(1)
This table does not include shares held in Grace's 401(k) plans for Robert M. Creps, Darrell Goo, Tracy K. Niau and Gordon C. K. Yee.

(2)
Includes shares held by David C. Hulihee, individually and as Trustee of the David C. Hulihee Revocable Trust, and RCCI Management, LLC.

(3)
Includes shares held by Robert M. Creps, as Trustee under the Robert M. Creps Trust.

(4)
Includes shares held by Walter A. Dods, Jr. , as Trustee of the Walter A. Dods, Jr. Revocable Living Trust.

(5)
Includes shares held by Jeffrey N. Watanabe, as Sub-Trustee of the Jeffrey N. Watanabe Profit-Sharing Plan Sub-Trust.

(6)
Includes shares held by Bill D. Mills, as Trustee of the Bill D. Mills Revocable Trust, and Waikoloa Heights Investment Partners.

(7)
Includes shares held by Oswald K. Stender, as Trustee of the O.K. Stender Trust, and Oswald. K. Stender and Samantha L.U. Stender, Joint Tenancy with Rights of Survivorship.

(8)
Includes shares held by Jim R. Yates, as Trustee of the Jim R. Yates Revocable Living Trust.

(9)
Includes shares held jointly by Darrell S.K. Goo and Janelle Goo.

(10)
Includes shares held jointly by Gordon C.K. Yee and Lianne M. Yee and Gordon C.K. Yee & James C.W. Yee, Joint Tenancy with Rights of Survivorship.

(11)
The address of RCCI Management, LLC is 677 Ahua Street, Honolulu, Hawaii 96819.

(12)
The address of Waikoloa Heights Investment Partners is 1100 Alakea Street, Suite 2200, Honolulu, Hawaii 96813.

ACCOUNTING TREATMENT

        The merger will be accounted for by applying the acquisition method, which requires the determination of the acquiror, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Accounting Standards Codification Topic 805-10, "Business Combinations—Overall" provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium. Based on A&B being the entity issuing its equity interests in the merger, and the other terms of the merger, A&B will be considered to be the acquiror of Grace for accounting purposes. This means that A&B will allocate the purchase price to the fair value of Grace's assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill. Financial statements of A&B issued after the merger will reflect only the operations of Grace after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Grace.

        All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of Grace's assets and liabilities. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Grace as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        The following discussion describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Grace Holdings common stock. The discussion is based upon the Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax. In addition, this discussion does not address any tax consequences of the Restructuring, any alternative minimum tax consequences of the merger, any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any tax consequences to U.S. holders who exercise dissenters' rights.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

        This discussion addresses only those holders of Grace Holdings common stock that hold their Grace Holdings common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Grace Holdings common stock in light of their individual circumstances or to holders of Grace Holdings common stock that are subject to special rules, such as:

  •
  financial institutions;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  cooperatives;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  persons that hold Grace Holdings common stock as part of a straddle, hedge, constructive sale or conversion transaction;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  persons whose "functional currency" is not the U.S. dollar;

  •
  persons who are not U.S. holders (as defined above); and

  •
  holders who acquired their shares of Grace Holdings common stock through the exercise of an employee stock option or otherwise as compensation.

        If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Grace Holdings common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.

        The parties intend for the merger to be treated as a "reorganization" for U.S. federal income tax purposes. A&B's and Merger Sub's obligation to complete the merger is conditioned upon A&B's receipt of an opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. Grace Holdings' obligation to complete the merger is conditioned upon its receipt of an opinion of its counsel, Sidley Austin LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. These conditions are waivable, and A&B and Grace Holdings undertake to recirculate and resolicit if these conditions are waived and the change in tax consequences is material. In addition, in connection with the effectiveness of the registration statement of which this document is a part, each of Skadden, Arps, Slate, Meager & Flom LLP and Sidley Austin LLP will deliver an opinion to A&B and Grace Holdings, respectively, to the same effect as the opinions described above. These opinions will rely on customary representations of A&B and Grace Holdings and assumptions as to certain factual matters, and will be subject to certain qualifications and limitations as set forth in the opinions. If any of the facts, representations or assumptions upon which the opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Neither A&B nor Grace Holdings has sought, and neither of them will seek, any ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the merger, and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

        The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of A&B or Grace Holdings. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of any state, local or foreign and other tax laws.

        Tax Consequences of the Merger Generally.     Assuming that the merger is treated as a "reorganization" within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger will be as follows:

  •
  gain (but not loss) will be recognized by each U.S. holder of Grace Holdings common stock who receives shares of A&B common stock and cash in exchange for shares of Grace Holdings common stock pursuant to the merger in an amount equal to the lesser of (a) the amount by which the sum of the fair market value of the A&B common stock and cash received by such holder exceeds such holder's basis in its Grace Holdings common stock (determined immediately before the merger and after the Restructuring) and (b) the amount of cash received by such holder (except with respect to U.S. holders who receive payments, if any, from the Holdback Amount and/or potentially payments from the Shareholders' Representative Expense Fund Residual as discussed below under "—Tax Consequences of the Shareholders' Representative Expense Fund Residual and the Holdback Amount");

  •
  the aggregate basis of the shares of A&B common stock received by a U.S. holder of Grace Holdings common stock in the merger (including fractional shares of A&B common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Grace Holdings common stock (determined immediately before the merger and after the Restructuring) for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of a fractional share in A&B common stock and cash received from the Shareholders' Representative Expense Fund Residual and/or the Holdback Amount, if any, to the extent such cash represents interest income, as discussed below under "—Tax Consequences of the Shareholders' Representative Expense Fund Residual and the Holdback Amount"), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of a fractional share in A&B common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under "—Potential Recharacterization of Gain as a Dividend"); and

  •
  the holding period of A&B common stock received in exchange for shares of Grace Holdings common stock (including fractional shares of A&B common stock deemed received and redeemed as described below) will include the holding period of the Grace Holdings common stock for which it is exchanged.

If a U.S. holder of Grace Holdings common stock acquired different blocks of Grace common stock (converted into Grace Holdings common stock in the Restructuring) at different times or at different prices, any gain or loss will be determined separately with respect to each block of such Grace Holdings common stock. In computing the amount of gain recognized, if any, an eligible shareholder may not offset a loss realized on one block of shares against the gain realized on another block of shares. A U.S. holder's holding period for Grace Holdings common stock will include such holder's holding period of the Grace common stock converted into Grace Holdings common stock in the Restructuring. U.S. holders should consult their own tax advisors with regard to identifying the gain recognized and bases or holding periods of the particular shares of A&B common stock received in the merger.

        Taxation of Capital Gain.     Except as described under "—Potential Recharacterization of Gain as a Dividend" below, gain that U.S. holders of Grace Holdings common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Grace Holdings common stock for more than one year as of the date of the merger.

        Potential Recharacterization of Gain as a Dividend.     All or part of the gain that a particular U.S. holder of Grace Holdings common stock recognizes could be treated as dividend income rather than capital gain if (a) such U.S. holder is a significant shareholder of A&B or (b) such U.S. holder's percentage ownership, taking into account constructive ownership rules, in A&B after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of A&B common stock rather than a combination of cash and shares of A&B common stock in the merger. This could happen, for example, because of ownership of additional shares of A&B common stock by such holder, ownership of shares of A&B common stock by a person related to such holder or a share repurchase by A&B from other holders of A&B common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Grace Holdings common stock, including the application of certain constructive ownership rules, holders of Grace Holdings common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

        Cash Received Instead of a Fractional Share of A&B Common Stock.     A U.S. holder of Grace Holdings common stock who receives cash instead of a fractional share of A&B common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by A&B. As a result, such U.S. holder of Grace Holdings common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder's holding period for the relevant fractional share is greater than one year (as discussed above, the holding period of the fractional share of A&B common stock deemed received in exchange for shares of Grace

Holdings common stock will include the holding period of the Grace Holdings common stock for which it is exchanged). The deductibility of capital losses is subject to limitations. Because any cash received instead of a fractional share of A&B common stock will be treated differently than the cash received in exchange for shares of Grace Holdings common stock and cash payments from the Shareholders' Representative Expense Fund Residual or the Holdback Amount, U.S. holders should consult their own tax advisors.

        Tax Consequences of the Shareholders' Representative Expense Fund Residual and the Holdback Amount.     If certain terms and conditions are met, U.S. holders of Grace Holdings common stock may receive a cash payment from the Holdback Amount. U.S. holders of Grace Holdings common stock may also receive their respective pro rata portions of the Shareholders' Representative Expense Fund Residual, if any. Except as described below, and to the extent a cash payment received by a holder of Grace Holdings common stock from the Shareholders' Representative Expense Fund Residual or the Holdback Amount is not treated as dividend income as described above under "—Potential Recharacterization of Gain as a Dividend," such holder generally will be able to report such cash payment from the Holdback Amount, and may be able to report such cash payment from the Shareholders' Representative Expense Fund Residual, under the installment method pursuant to Section 453(a) of the Code; provided that certain requirements are met and that such holder does not elect out of the application of the installment method. Generally, under the installment method, each cash payment received in the merger is taxable in the year of receipt. Therefore, if the installment method applies, a U.S. holder will generally report the portion of such holder's gain allocable to the cash payments from the Shareholders' Representative Expense Fund Residual or the Holdback Amount on a deferred basis as such amounts are received by such holder, generally assuming that the maximum amount of distributions from the Shareholders' Representative Expense Fund and the Holdback Amount to which such holder may be entitled in the current year and all future years will be paid to such holder. In certain circumstances, a U.S. holder may be subject to an interest charge on such holder's deferred federal income tax under Section 453A of the Code. The total gain recognized will not exceed the cash received. Because the law relating to the tax treatment of deferred cash payments received pursuant to the merger is not completely settled, there can be no assurance, particularly with respect to the Shareholders' Representative Expense Fund Residual, that a U.S. holder can in fact report such deferred cash payments on the installment method. The installment sale rules are highly complex and you are urged to discuss the application of the installment sale rules with your tax advisor with respect to the tax consequences of a payment, if any, you may receive from the Shareholders' Representative Expense Fund Residual or the Holdback Amount.

        In addition, a portion of the cash payments that a U.S. holder receives after the close of the taxable year in which the merger occurs will be treated as interest income. A U.S. holder will be taxable on such interest income at ordinary income tax rates when it is received.

        Finally, the installment method will not apply to U.S. holders of Grace Holdings common stock who recognize a taxable loss as a result of the merger or who elect out of the installment method by filing a form with such holder's U.S. federal income tax return for the tax year in which the merger occurs. If a U.S. holder elects out of the installment method, or if the installment method is otherwise inapplicable, then the U.S. holder generally may be required to calculate the amount of gain recognized in the taxable year of the merger, taking into account the full amount of such holder's portion of the Shareholders' Representative Expense Fund and the Holdback Amount. Such U.S. holder may be entitled to claim a loss in a subsequent taxable year for any amounts not received. The deductibility of such loss may be subject to limitations.

        Given the complexities of the application of the installment method rules to deferred cash payments received in the merger, you are strongly urged to consult with your tax advisor regarding the U.S. federal income tax consequences of consideration you receive in the merger.

         Withholding and Information Reporting.     Payments of cash to a U.S. holder of Grace Holdings common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules or under Section 1445 of the Code and the Treasury Regulations thereunder discussed below are not additional tax and generally will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        The merger agreement provides that each Grace Holdings shareholder shall deliver a certificate to A&B, in form and substance reasonably satisfactory to A&B, establishing that such Grace Holdings shareholder is not a foreign person. If A&B does not receive such certificate from a holder on or before the closing date of the merger, A&B will withhold 10% of the merger consideration otherwise payable to such shareholder in accordance with Section 1445 of the Code and the Treasury Regulations thereunder.

        A U.S. holder of Grace Holdings common stock who receives A&B common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Grace Holdings common stock who is required to file a U.S. federal income tax return and who is a "significant holder" that receives A&B common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder's basis in the Grace Holdings common stock surrendered and the fair market value of the A&B common stock and cash received in the merger. A "significant holder" is a holder of Grace Holdings common stock who, immediately before the merger, owned at least 1% of the outstanding stock of Grace Holdings or securities of Grace Holdings with a tax basis of at least $1 million.

        This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        On June 6, 2013, A&B entered into a definitive merger agreement with Grace and Grace Holdings, under which A&B will acquire the Grace Businesses. The acquisition of the Grace Businesses by A&B will be accounted for under the acquisition method of accounting with A&B treated as the accounting acquirer.

        The following unaudited pro forma condensed combined financial information is intended to reflect the effect of the merger on the historical financial statements. The unaudited pro forma condensed combined balance sheet is based on the individual historical consolidated balance sheets of A&B as of March 31, 2013 and Grace as of March 31, 2013. The unaudited pro forma condensed combined statements of operations are based on the individual historical consolidated statements of operations of A&B and Grace and combine the results of operations of A&B for the year ended December 31, 2012 and Grace for its fiscal year ended September 30, 2012 and the interim results of operations of A&B for the three months ended March 31, 2013 and Grace for the three months ended March 31, 2013 as if the merger had been completed on January 1, 2012. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. Additionally, the unaudited pro forma condensed combined financial statements do not reflect any costs or other one-time charges that may be incurred in connection with the merger or any cost reductions, operating synergies, or revenue enhancements that may result from the merger.

        The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the companies been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is preliminary and subject to adjustment and will vary from the actual amounts that will be recorded upon completion of the merger when valuations and other studies are completed.

        The pro forma purchase price adjustments are preliminary and based on management's indentification and estimates of the fair value and useful lives of the Grace assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments. These fair values are dependent upon certain valuations and other studies that are not yet final. Upon completion of the merger, final valuations will be performed, which will result in differences between the preliminary estimates and the amounts determined under the final acquisition accounting. These differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company's future financial position and results of operations. Fair values presented are based on the most recently available information. To the extent there are significant changes to A&B or Grace's business, including facts, events, and other developments, the assumptions and estimates reflected in the unaudited pro forma condensed combined financial information could change significantly. In addition, the aggregate purchase price will be based on the actual market price of A&B's common stock on the closing date of the merger multiplied by the number of shares issued, which could differ materially from the value assumed in the unaudited pro forma condensed combined financial information.

        Grace has a fiscal year ending September 30th. Accordingly, the pro forma condensed combined statement of operations for the year ended December 31, 2012 includes Grace's consolidated statement of operations for its fiscal year ended September 30, 2012.

        Koko'oha Investments, Inc. ("KI") is a wholly owned subsidiary of Grace. KI is the parent company of Mid Pac Petroleum, LLC ("Mid Pac"), which operates the Petroleum Businesses. Prior to the acquisition of Grace by A&B, 100% of the common stock of KI will be distributed to Grace Holdings shareholders. Accordingly, the unaudited pro forma condensed combined financial information that follows is adjusted to remove KI and Mid Pac from the unaudited pro forma condensed combined financial information.

        The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of A&B and Grace that are contained in or incorporated by reference into this proxy/prospectus.

ALEXANDER & BALDWIN, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2013

(In millions)	A&B Historical	Grace Historical	Adjustments to eliminate Mid Pac(a)	Grace, excluding Mid Pac	Pro Forma Adjustments		Pro Forma Condensed Combined
ASSETS
Current Assets
Cash and cash equivalents	$1.2	$10.8	$(2.8)	$8.0	$6.5	(b)	$15.7
Accounts and notes receivable	9.5	53.7	1.1	54.8	(15.1	)(b)	49.2
Contracts retention	—	9.6	—	9.6	—		9.6
Costs and estimated earnings in excess of billings on uncompleted contracts	—	12.2	—	12.2	—		12.2
Inventories	47.8	48.3	(8.6)	39.7	1.7	(c)	89.2
Real estate held for sale	1.5	—	—	—	—		1.5
Deferred income taxes	7.8	0.8	0.2	1.0	—		8.8
Prepaid expenses and other assets	6.8	4.7	(2.0)	2.7	—		9.5

Total current assets	74.6	140.1	(12.1)	128.0	(6.9)		195.7
Investments in Affiliates	324.4	3.4	—	3.4	2.3	(c)	330.1
Real Estate Developments	147.7	—	—	—	—		147.7
Property—net	862.6	179.0	(68.1)	110.9	8.6	(c)	982.1
Intangible assets—net	—	18.8	(18.8)	—	27.3	(d)	27.3
Goodwill	—	24.8	(21.4)	3.4	97.2	(e)	100.6
Other Assets	80.7	4.8	(4.1)	0.7	—		81.4

Total Assets	$1,490.0	$370.9	$(124.5)	$246.4	$128.5		$1,864.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable and current portion of long-term debt	$20.3	$47.0	$(9.8)	$37.2	$—		$57.5
Accounts payable	24.2	20.9	(6.9)	14.0	—		38.2
Accrued interest	1.7	—	—	—	—		1.7
Billings in excess of costs and estimated earnings on uncompleted contracts	—	8.8	—	8.8	—		8.8
Accrued and other liabilities	22.8	15.3	(7.1)	8.2	—		31.0

Total current liabilities	69.0	92.0	(23.8)	68.2	—		137.2

Long-term Liabilities
Long-term debt	270.0	79.1	(35.8)	43.3	7.1	(f)	320.4
Deferred income taxes	148.1	17.4	(11.2)	6.2	15.6	(g)	169.9
Accrued pension and postretirement benefits	58.8	—	—	—	—		58.8
Deferred purchase price—indemnity holdback	—	—	—	—	28.2	(f)	28.2
Other non-current liabilities	23.0	9.5	(6.4)	3.1	—		26.1

Total long-term liabilities	499.9	106.0	(53.4)	52.6	50.9		603.4

Shareholders' Equity
Common stock	940.4	103.7	(48.3)	55.4	144.3	(h)	1,140.1
Accumulated other comprehensive loss	(46.2)	—	—	—	—		(46.2)
Notes receivable for stock	—	(6.4)	—	(6.4)	6.4	(b)	—
Retained earnings	26.9	72.1	1.0	73.1	(73.1	)(h)	26.9

Total shareholders' equity	921.1	169.4	(47.3)	122.1	77.6		1,120.8
Non-controlling Interest	—	3.5	—	3.5	—		3.5

Total equity	921.1	172.9	(47.3)	125.6	77.6		1,124.3

Total liabilities and equity	$1,490.0	$370.9	$(124.5)	$246.4	$128.5		$1,864.9

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

ALEXANDER & BALDWIN, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2013

(In millions, except per share amounts)	A&B Historical	Grace Historical	Adjustments to eliminate Mid Pac(a)	Grace, excluding Mid Pac	Pro Forma Adjustments		Pro Forma Condensed Combined
Operating Revenue:
Real estate leasing	$26.3	$—	$—	$—	$—		$26.3
Real estate sales	0.5	—	—	—	—		0.5
Agribusiness	14.7	—	—	—	—		14.7
Construction and natural materials	—	51.4	—	51.4	—		51.4
Petroleum products and other revenues	—	68.6	(68.6)	—	—		—

Total operating revenue	41.5	120.0	(68.6)	51.4	—		92.9

Operating Costs and Expenses:
Cost of real estate leasing	15.0	—	—	—	—		15.0
Cost of real estate sales	0.1	—	—	—	—		0.1
Cost of agribusiness goods and services	10.8	—	—	—	—		10.8
Cost of construction contracts and natural materials	—	42.1	—	42.1	1.0	(i)	43.1
Cost of petroleum products and other expenses	—	62.5	(62.5)	—	—		—
Amortization of intangible assets related to the acquisition	—	—	—	—	0.3	(d)	0.3
Selling, general and administrative	8.6	10.9	(6.2)	4.7	—		13.3

Total operating costs and expenses	34.5	115.5	(68.7)	46.8	1.3		82.6

Operating Income	7.0	4.5	0.1	4.6	(1.3)		10.3
Other Income and (Expense):
Income (loss) related to unconsolidated joint ventures	0.5	0.1	—	0.1	—		0.6
Interest income and other	—	0.1	0.2	0.3	—		0.3
Interest expense	(3.6)	(1.2)	0.5	(0.7)	(0.1	)(j)	(4.4)

Income From Continuing Operations Before Income Taxes	3.9	3.5	0.8	4.3	(1.4)		6.8
Income tax expense (benefit)	1.6	1.5	0.3	1.8	(0.5	)(k)	2.9

Income From Continuing Operations	2.3	2.0	0.5	2.5	(0.9)		3.9
Income from discontinued operations, net of income taxes	2.7	—	—	—	—		2.7

Net Income	5.0	2.0	0.5	2.5	(0.9)		6.6
Income Attributed to Non-controlling Interest	—	(0.3)	—	(0.3)	—		(0.3)

Net Income Attributable to Common Shareholders	$5.0	$1.7	$0.5	$2.2	$(0.9)		$6.3

Basic Earnings per Share of Common Stock:
Continuing operations	$0.05						$0.07
Discontinued operations	$0.07						$0.06

Net income	$0.12						$0.13

Diluted Earnings per Share of Common Stock:
Continuing operations	$0.05						$0.07
Discontinued operations	$0.07						$0.06

Net income	$0.12						$0.13

Weighted Average Number of Shares Outstanding (l):
Basic	43.0				5.8		48.8
Diluted	43.6				5.8		49.4

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

ALEXANDER & BALDWIN, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2012

(In millions, except per share amounts)	A&B Historical	Grace Historical*	Adjustments to eliminate Mid Pac(a)	Grace, excluding Mid Pac*	Pro Forma Adjustments		Pro Forma Condensed Combined
Operating Revenue:
Real estate leasing	$99.4	$—	$—	$—	$—		$99.4
Real estate sales	15.0	—	—	—	—		15.0
Agribusiness	182.3	—	—	—	—		182.3
Construction and natural materials	—	194.4	—	194.4	—		194.4
Petroleum products and other revenues	—	301.5	(301.5)	—	—		—

Total operating revenue	296.7	495.9	(301.5)	194.4	—		491.1

Operating Costs and Expenses:
Cost of real estate leasing	57.2	—	—	—	—		57.2
Cost of real estate sales	5.2	—	—	—	—		5.2
Cost of agribusiness goods and services	161.0	—	—	—	—		161.0
Cost of construction contracts and natural materials	—	157.2	—	157.2	4.1	(i)	161.3
Cost of petroleum products and other expenses	—	270.7	(270.7)	—	—		—
Amortization of intangible assets related to the acquisition	—	—	—	—	0.7	(d)	0.7
Selling, general and administrative	37.7	44.1	(26.3)	17.8	—		55.5
Gain on sale of agricultural parcel and land donation	(16.7)	—	—	—	—		(16.7)
Impairment of real estate assets (Santa Barbara)	5.1	—	—	—	—		5.1
Separation costs	6.8	—	—	—	—		6.8

Total operating costs and expenses	256.3	472.0	(297.0)	175.0	4.8		436.1

Operating Income	40.4	23.9	(4.5)	19.4	(4.8)		55.0
Other Income and (Expense):
Income (loss) related to unconsolidated joint ventures	(4.4)	0.4	—	0.4	—		(4.0)
Impairment and equity losses related to Bakersfield joint venture	(4.7)	—	—	—	—		(4.7)
Interest income and other	0.1	0.7	0.9	1.6	—		1.7
Interest expense	(14.9)	(4.6)	2.1	(2.5)	(0.5	)(j)	(17.9)

Income From Continuing Operations Before Income Taxes	16.5	20.4	(1.5)	18.9	(5.3)		30.1
Income tax expense (benefit)	(1.2)	6.9	(0.6)	6.3	(2.1	)(k)	3.0

Income From Continuing Operations	17.7	13.5	(0.9)	12.6	(3.2)		27.1
Income from discontinued operations, net of income taxes	2.8	—	—	—	—		2.8

Net Income	20.5	13.5	(0.9)	12.6	(3.2)		29.9
Income Attributed to Non-controlling Interest	—	(0.5)	—	(0.5)	—		(0.5)

Net Income Attributable to Common Shareholders	$20.5	$13.0	$(0.9)	$12.1	$(3.2)		$29.4

Basic Earnings per Share of Common Stock:
Continuing operations	$0.41						$0.55
Discontinued operations	$0.07						$0.06

Net income	$0.48						$0.61
Diluted Earnings per Share of Common Stock:
Continuing operations	$0.41						$0.55
Discontinued operations	$0.07						$0.05

Net income	$0.48						$0.60
Weighted Average Number of Shares Outstanding:
Basic	42.6				5.8		48.4
Diluted	42.9				5.8		48.7

*
For the year ended September 30, 2012.

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

Description of Transaction and Basis of Presentation

        Description of Transaction:    On June 6, 2013, A&B entered into a definitive merger agreement with Grace and Grace Holdings, under which A&B will acquire Grace. The transaction will be accounted for under the acquisition method of accounting with A&B treated as the accounting acquirer. Under the acquisition method of accounting, all of Grace's assets acquired and liabilities assumed in the transaction will be recorded by A&B at their acquisition-date fair values and transaction costs associated with the merger will be expensed as incurred.

        As a result of the merger, Grace Holdings shareholders will receive, in the aggregate, $235 million (or approximately $1,440 per share), subject to adjustment, consisting of a combination of shares of A&B common stock and cash. Subject to certain adjustments, 85% of the consideration will be paid in the form of shares of A&B common stock and 15% will be paid in cash. The number of shares of A&B common stock to be received by Grace Holdings shareholders will be determined at closing, subject to a collar limiting the maximum and minimum number of shares that A&B will issue in the merger. The collar is described below.

        At the closing, if there are no adjustments to the merger consideration or the mix of stock and cash, the aggregate number of shares of A&B common stock to be issued at closing will be determined by dividing $199.75 million (which is 85% of $235 million) by the Weighted Average Stock Price. The Weighted Average Stock Price is subject to a collar of $31.50 and $37.50, which sets the maximum and minimum number of shares of A&B common stock that A&B will issue in the merger. If the Weighted Average Stock Price is $31.50 or less, A&B will issue approximately 6.341 million shares at the closing. If the Weighted Average Stock Price is $37.50 or greater, A&B will issue approximately 5.327 million shares at the closing. Accordingly, if there are no adjustments to the merger consideration or the mix of stock and cash, each share of Grace Holdings common stock will be converted into between approximately 32.65 and 38.87 shares of A&B common stock and approximately $216.05 in cash. In addition, cash will be paid instead of issuing fractional shares of A&B common stock.

        If the Weighted Average Stock Price is below $29.00, Grace Holdings at its option may terminate the merger agreement and must reimburse A&B for its merger-related expenses, up to a maximum of $3 million. If the Weighted Average Stock Price is above $40.00, A&B may terminate the merger agreement and must reimburse Grace Holdings for its merger-related expenses, up to a maximum of $3 million. Upon completion of the merger, Grace Holdings shareholders are expected to own shares of A&B common stock representing an aggregate of between approximately 11.0% and 12.8% of the outstanding shares of A&B common stock immediately following the merger.

        Basis of Presentation:    The unaudited pro forma condensed combined financial information reflects the effect of the merger on the historical financial statements. The pro forma adjustments are based upon the acquisition method of accounting in accordance with U.S. generally accepted accounting principles. Based on the terms of the merger, A&B is deemed to be the accounting acquirer.

        Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Grace will be recorded at their acquisition date fair values. The pro forma adjustments are preliminary and based on management's estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the effect of the acquisition. The final purchase price allocation is dependent upon certain valuation and other studies that will not be completed until following the merger. Accordingly, the pro forma purchase price adjustments are subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed following closing of the transaction. Therefore, the additional analyses and final valuations will result in changes to the estimates of fair value, and those changes could be material.

        The unaudited pro forma condensed combined balance sheet as of March 31, 2013 combines the historical balance sheets of A&B and Grace as of March 31, 2013. The unaudited interim pro forma condensed combined statements of operations for the three months ended March 31, 2013 are based on the combined individual historical consolidated statements of operations of A&B and Grace for the three month period ended March 31, 2013, giving effect to the merger as if it occurred on January 1, 2012. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 are based on the individual historical consolidated statements of operations of A&B, for the year ended December 31, 2012, and Grace, for its 2012 fiscal year (which ended on September 30, 2012), and combine the results of operations of A&B and Grace, giving effect to the merger as if it occurred on January 1, 2012.

        The unaudited pro forma condensed combined financial statements assume that the Final Aggregate Merger Consideration, as defined in the merger agreement, will be $235 million as of the determination date and the Weighted Average Stock Price is $34.50, resulting in 35.48 shares of A&B common stock being issued for each share of Grace common stock.

        The unaudited pro forma condensed combined financial statements include Grace's results of operations for the fiscal year ended September 30, 2012 and the three month period ended March 31, 2013. The three month period ended December 31, 2012 has been omitted. Summarized information for the three month period ended December 31, 2012 is as follows:

Three months ended December 31, 2012
Construction and natural materials revenue	$56.3
Cost of construction contracts and natural materials	45.8
Selling, general and administrative	5.1

Operating income	$5.4

Purchase Price

        A preliminary estimate of the consideration transferred is as follows (in millions):

Fair value of 5.8 million A&B shares issuable at an exchange ratio of 35.48 shares of A&B common stock for one share of Grace common stock	$199.7	(1)
Cash transferred	35.3	(2)

Total preliminary consideration transferred	$235.0

(1)
The fair value of shares of A&B common stock was determined by multiplying $235.0 million by 85%. The exchange ratio was determined by dividing (a) $235.0 million multiplied by 85%, by (b) $34.50, the mid-point of the collar and the assumed Weighted Average Stock Price for pro forma purposes, with the resulting quotient divided by (c) 163,175, the number of Grace common stock outstanding on March 31, 2013.

(2)
The cash transferred was calculated by multiplying $235.0 million by 15%.

        The estimated acquired tangible and intangible assets and liabilities assumed based on their estimated fair values primarily as of March 31, 2013 are as follows (in millions):

Cash and cash equivalents	$14.5
Accounts receivable, net	39.7
Contracts retention	9.6
Costs and estimated earnings in excess of billings on uncompleted contracts	12.2
Inventories	41.4
Property, plant and equipment	119.5
Intangible assets, net	27.3
Goodwill	100.6
All other, net	3.5
Accounts payable and accrued liabilities	(22.2)
Billings in excess of costs and estimated earnings on uncompleted contracts	(8.8)
Deferred tax liability	(21.8)
Long-term debt, including current portion	(80.5)

Total preliminary aggregate purchase price	$235.0

        The consideration transferred and the allocation of the purchase price is preliminary. The final determination will be based on the fair values of assets acquired, the fair values of liabilities assumed, and the fair value of common stock issued, as of the date that the merger is consummated. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future results of operations and financial position.

        The pro forma information assumes that fair value approximated book value for cash, short-term investments, accounts receivable, accounts payable, and accrued liabilities. Any excess of consideration transferred over the fair value of assets and liabilities acquired will be allocated to goodwill. The final determination of the fair values is expected to be completed as soon as practicable following consummation of the merger.

Pro Forma Adjustments

        The pro forma adjustments are as follows:

  (a)
  Represents pro forma adjustments to reflect the elimination of Mid Pac Petroleum, LLC from Grace's consolidated results, reflecting the distribution of all the shares of KI to Grace Holdings stockholders that will occur prior to the closing of the merger.

  (b)
  Represents a $15.1 million note receivable from the Petroleum Businesses that will be contributed to the Petroleum Businesses prior to, and in connection with, the acquisition of Grace by A&B. Additionally, $6.5 million of notes receivable from shareholders will be paid off prior to the merger pursuant to the merger agreement.

  (c)
  Represents pro forma adjustments to reflect Grace assets and liabilities at their estimated fair values.

Property, plant and equipment	$29.0
Reclassification of book value of mineral rights to intangible assets—permitted quarry rights	(20.4)

Total pro forma adjustment—Property—net	$8.6

Inventories	$1.7
Investment in affiliates (Maui Paving, LLC)	$2.3
  (d)
  Represents the pro forma impact of the recognized intangible assets of Grace. The preliminary estimate of the fair value of intangible assets and related amortization expenses is as follows (in millions):

	Preliminary Fair Value	Increase over Recorded Book Value	Estimated Weighted Average Life (years)	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Contract backlog	$0.3	$0.3	1	0.1	0.3
Trade names and related trademarks	2.0	2.0	10	0.1	0.2
Permitted quarry rights	25.0	4.6	19	0.1	0.2

Total Pro forma adjustment	$27.3	$6.9		0.3	0.7

  (e)
  Reflects the pro forma amount of goodwill that would be recognized in the merger of $100.6 million, less the historical Grace goodwill not associated with the Petroleum Businesses of $3.4 million. Goodwill is computed as the amount by which the preliminary consideration transferred exceeds the fair value of the assets acquired and liabilities assumed. Goodwill is not amortized, but instead will be tested for impairment at least annually and whenever events or circumstances indicate it is more likely than not that the fair value of goodwill is less than the carrying amount. Goodwill is not expected to be deductible for tax purposes.

  (f)
  Represents a new $7.1 million borrowing under A&B's long-term credit facility to fund the cash portion of the purchase price, which is computed as $35.3 million, or 15% of the purchase price, less the holdback amount of $28.2 million (12% of the purchase price) that is being withheld to secure any adjustment to the aggregate merger consideration and certain indemnification obligations of Grace Holdings shareholders pursuant to the merger agreement.

  (g)
  Represents the additional deferred income tax liability for basis differences in identified assets and liabilities acquired at fair value. A deferred tax liability of $15.6 million has been recorded based on the preliminary step up value of $39.9 million.

  (h)
  To record the fair value of consideration transferred in connection with the merger as disclosed in Note 2 to the unaudited pro forma condensed combined financial information. No adjustment for fractional shares has been made for purposes of these pro forma financial statements. In accordance with the merger agreement, each holder of shares of Grace common stock who would otherwise be entitled to receive a fractional share of A&B common stock shall receive, in lieu of the fractional share, an equivalent amount of value in cash.

    The issuance of A&B common stock and the elimination of Grace's equity were computed as follows:

	Common stock	Retained earnings	Total
A&B common stock issued as consideration	$199.7	$—	$199.7
Eliminate Grace's equity	(55.4)	(73.1)	(128.5)

Total pro forma common stock adjustment	$144.3	$(73.1)	$71.2

  (i)
  Represents the incremental depreciation on the $29.0 million step up to fair value of property, plant and equipment over an estimated weighted average useful life of seven years.

  (j)
  Represents the incremental interest expense on the cash portion of the purchase price of $35.3 million at a weighted average interest rate of 1.5%, which approximates the weighted average interest rate payable on the holdback amount pursuant to the merger agreement and borrowings on A&B's revolving credit facility.

  (k)
  Represents the tax effect of the pro forma adjustments as calculated at the Company's combined federal and state statutory tax rate of 39%.

  (l)
  Pro forma basic and diluted earnings per share is computed by dividing pro forma combined net income attributable to common shareholders by the weighted average pro forma number of shares outstanding during the period. The following table sets forth the computation of the weighted average pro forma shares used to compute basic and diluted earnings per share (in millions) assuming that the shares of A&B common stock were issued on January 1, 2012:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Weighted average A&B shares outstanding	43.0	42.6
Shares issued in the transaction	5.8	5.8

Denominator for pro forma basic EPS—weighted average A&B shares outstanding	48.8	48.4
Dilutive securities—outstanding stock options and restricted stock units	0.6	0.3

Denominator for pro forma diluted EPS—weighted average A&B shares outstanding	49.4	48.7

 MARKET PRICE AND DIVIDEND DATA

A&B

        A&B common stock has traded on the NYSE under the symbol "ALEX" since July 2, 2012 when it completed its separation from Matson, Inc. Following the completion of the merger of Merger Sub and Grace Holdings, A&B common stock will continue to be listed on the NYSE. There is currently no public market for Grace Holdings common stock.

        As of May 31, 2013, there were approximately 2,698 holders of record of A&B common stock. As of such date, approximately 43.1 million shares of A&B common stock were outstanding. In addition, Cede & Co., which appears as a single record holder, represents the holdings of thousands of beneficial owners of A&B common stock.

        The following table shows the high and low sales prices per share of A&B common stock as reported on the NYSE on (1) June 6, 2013, the last full trading day preceding the public announcement that A&B, Grace and Grace Holdings had entered into the merger agreement and (2) [    •    ], 2013, the last full trading day before the date of the proxy statement/prospectus.

	A&B Common Stock
	High		Low
June 6, 2013		$37.07		$35.82
[•], 2013	$		$

        The following table sets forth quarterly high and low sales prices of A&B common stock for the indicated periods:

	A&B Common Stock
	High	Low
Year Ending December 31, 2013
Third Quarter (through July 3, 2013)	$40.70	$39.20
Second Quarter	$40.95	$32.55
First Quarter	$36.86	$28.82
Year Ended December 31, 2012
Fourth Quarter	$30.40	$25.88
Third Quarter	$36.43	$23.50

        The foregoing table may not provide meaningful information to A&B shareholders in determining whether to approve the issuance of shares of A&B common stock in connection with the merger, nor provide meaningful information to Grace Holdings shareholders in determining whether to approve the merger proposal, as it shows only historical information. The market price of A&B common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of A&B common stock before or after the effective date of the merger. A&B shareholders and Grace Holdings shareholders should obtain current market quotations for A&B common stock and should review carefully the other information contained in this proxy statement/prospectus in considering whether to approve the share issuance proposal and the merger proposal, respectively. See "Risk Factors—Risks Relating to the Merger" beginning on page 29.

  Dividend Policy for A&B

        A&B does not currently pay any cash dividends. A&B anticipates that the combination of its earnings and Grace's historically stable cash flows will allow A&B to initiate a quarterly dividend of

$0.04 per share following consummation of the merger. The A&B Board of Directors will determine the timing and amount of any changes to A&B's dividend policy.

Grace Holdings

        Grace Holdings is a privately held corporation and its common stock is not traded on any established public trading market. As of [    •    ], 2013, 163,155 shares were outstanding and there were 47 holders of Grace Holdings common stock.

  Dividend Policy for Grace Holdings

        Grace declared and paid annual dividends totaling $5.0 million in fiscal 2012 and $3.5 million in fiscal 2011. For the six month period ended March 31, 2013, Grace paid dividends totaling $3.3 million. In July 2013, Grace paid dividends totaling $[    •    ]. Grace Holdings does not currently pay any cash dividends.

COMPARISON OF SHAREHOLDERS' RIGHTS

        A&B and Grace Holdings are both incorporated under Hawaii law. Any differences, therefore, between the rights of A&B shareholders and Grace Holdings shareholders are due to differences in each company's respective articles of incorporation, bylaws and agreements, if any, defining the rights of shareholders. Upon completion of the merger, Grace Holdings shareholders, other than those who elect to exercise their dissenters' rights, will exchange their shares of Grace Holdings common stock for shares of A&B common stock and cash, at which time they will become shareholders of A&B and their rights as shareholders will be governed by the HBCA, A&B's articles of incorporation and A&B's bylaws.

        The summary below highlights material differences between the rights of holders of A&B common stock and the rights of holders of Grace Holdings common stock. The summary does not purport to be a complete description of the differences and may not contain all of the information that is important to you. You are urged to read carefully this entire proxy statement/prospectus, the relevant provisions of the HBCA, and the other governing documents referenced in this proxy statement/prospectus for a more complete understanding of the differences between the rights of holders of A&B common stock and the rights of holders of Grace Holdings common stock. The articles of incorporation and bylaws of A&B and Grace Holdings are subject to amendment in accordance with their respective terms. Copies of A&B's governing documents are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under "Where You Can Find More Information" beginning on page 152.

Authorized Capital Stock

A&B	Grace Holdings
A&B is authorized under its articles of incorporation to issue 150,000,000 shares of common stock, without par value, and 15,000,000 shares of preferred stock, without par value.	Grace Holdings is authorized under its articles of incorporation to issue 10,000,000 shares, all of which must be designated as common stock, with no par value.

A&B's articles of incorporation authorize A&B's board of directors, without action by A&B shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences, limitations and privileges of each series of preferred stock, which may be greater than the rights of A&B common stock.

Amendment to the Articles of Incorporation

        Under Hawaii law, a corporation's board of directors may propose amendments to the articles of incorporation for submission to the shareholders. With respect to corporations incorporated after July 1, 1987, including A&B and Grace Holdings, the adoption of any such amendment requires (a) the recommendation of the board of directors, with certain limited exceptions and (b) the approval of the holders of a majority of the shares entitled to vote upon the proposed amendment, or, if any class of shares is entitled to vote thereon as a class, the approval of the holders of a majority of the shares of each class entitled to vote thereon as a class and of the total shares entitled to vote thereon.

A&B	Grace Holdings
Under A&B's articles of incorporation, A&B reserves the right to amend, alter, change or repeal any provision contained in its articles of incorporation in the manner prescribed by A&B's articles of incorporation, A&B's bylaws or the HBCA. Notwithstanding the foregoing, a vote of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors is required to adopt, amend or repeal certain provisions of A&B's articles of incorporation, including the provisions relating to (a) the classified board, (b) removal of directors, (c) board vacancies and (d) certain amendments to A&B's articles of incorporation.	Grace Holdings' articles of incorporation may be amended as provided by the HBCA.

Amendment to Bylaws

        The HBCA authorizes the board of directors to amend or repeal a corporation's bylaws unless (a) the articles of incorporation or the HBCA reserve this power exclusively to the shareholders or (b) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The HBCA further provides that shareholders may amend or repeal the bylaws even though the bylaws may also be amended or repealed by the board of directors.

A&B	Grace Holdings
A&B's articles of incorporation authorize the board of directors to amend or repeal the bylaws. The bylaws may be amended or repealed and new bylaws adopted by the affirmative vote of a majority of directors at a meeting at which a quorum is present.	Grace Holdings' articles of incorporation authorize the board of directors to amend or repeal the bylaws. The bylaws may be amended or repealed and new bylaws adopted by the affirmative vote of a majority of the directors at a meeting at which a quorum is present and as to which due notice of the proposed amendments to the bylaws has been given.

Shareholders may amend or repeal the bylaws even though the bylaws may also be amended or repealed by the board of directors. Any amendment or repeal of the bylaws by the shareholders requires the affirmative vote of the holders of a majority of the shares outstanding and entitled to vote.
Shareholders may amend or repeal the bylaws even though the bylaws may also be amended or repealed by the board of directors. Any amendment or repeal of the bylaws by the shareholders requires that the votes cast favoring the action exceed the votes cast opposing the action.

 Special Meeting of Shareholders

A&B	Grace Holdings
A&B's bylaws provide that a special meeting of shareholders may be called by (a) the Chairman of the Board, if appointed, the President or a majority of the directors then in office or (b) the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting if such holders sign, date and deliver to the A&B Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The right of shareholders to call a special meeting is subject to certain procedural and informational requirements that are intended to facilitate A&B and shareholders receiving basic information about the special meeting and to ensure, among other things, that the special meeting is not duplicative of matters that were or, in the near term, could be covered at an annual meeting.	Grace Holdings' bylaws provide that a special meeting of shareholders may be called by the Chairman of the board of directors, the President, the board of directors or the holders of at least 10% of all the shares entitled to vote on any issue proposed to be considered at the proposed special meeting, provided that such holders deliver signed and dated written demand(s) for the meeting describing the purpose or purposes for which it is to be held.

Shareholder Action
Action by Written Consent without a Meeting

A&B	Grace Holdings
A&B's bylaws provide that shareholders may take action at a meeting of the shareholders or by unanimous written consent in lieu of a meeting, as provided in Section 414-124 of the HBCA.	Grace Holdings' bylaws are substantially similar.

Quorum

A&B	Grace Holdings
A&B's bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the shareholders.	Grace Holdings' bylaws are substantially similar.

 Notice of Shareholder Meeting

A&B	Grace Holdings
A&B's bylaws provide that A&B must notify shareholders of the date, time and place, if any, of each annual and special shareholders' meeting no fewer than 10 and not more than 60 days before the meeting date. Notice of an annual or special meeting must include a description of the purpose or purposes for which the meeting is called.	Grace Holdings' bylaws provide that Grace Holdings must notify shareholders of the place, day and hour of each annual and special shareholders' meeting no fewer than 10 and not more than 60 days before the meeting date. Notice of a special meeting must also include a description of the purpose or purposes for which the meeting is called. Notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called.

Shareholder Proposals and Director Nominations

A&B	Grace Holdings
A&B's bylaws require that advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of A&B's shareholders must be given in the manner provided in A&B's bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in A&B's share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of A&B common stock. Generally, under A&B's bylaws, to be timely notice must be received at the principal executive offices of A&B not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year's annual meeting. Notwithstanding the specific provisions of A&B's bylaws, shareholders may request inclusion of proposals in A&B's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.	Grace Holdings' bylaws provide do not specify the procedure for nominations or shareholder proposals to be brought before an annual meeting of shareholders. The bylaws provide that at the annual meeting of shareholders, the shareholders may transact any business which may be brought before the meeting and take any shareholder action.

 Number and of Directors

A&B	Grace Holdings
A&B's articles of incorporation provide that the number of directors must not be less than three nor more than 12. The exact number of directors is be determined by a resolution adopted by A&B's board of directors. A&B currently has nine directors.	Grace Holdings' articles of incorporation provide that the number of directors will be determined in accordance with Grace Holdings' bylaws. Grace Holdings' bylaws provide that the number of directors must not be less than three nor more than 15. The exact number of directors is to be determined by the affirmative vote of a majority of the entire board, or, if not so fixed, the number of directors will be fixed at each annual meeting of shareholders. The number of directors fixed and elected at an annual meeting may be increased prior to the next annual meeting, but by no more than 30% of the number of directors last approved by the shareholders. Subject to any limitations of applicable law, the shareholders may, at any special meeting called for that purpose, increase or decrease the number of directors or change the board of directors from a fixed to a variable-range size. Grace Holdings currently has nine directors.

Classification of Board of Directors

A&B	Grace Holdings
Pursuant to A&B's articles of incorporation, A&B's directors are divided into three classes, with each class constituting one-third of the total number of directors.	Grace Holdings' articles of incorporation and bylaws do not provide for the classification of directors.

Election of Directors

A&B	Grace Holdings
A&B's bylaws provide that directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. There is no cumulative voting.	Grace Holdings' bylaws provide that directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Directors will be elected by cumulative voting if, not less than 48 hours prior to the time fixed for any annual or special meeting, any shareholder or shareholders deliver to any officer of Grace Holdings a request that the election of directors to be elected at the meeting be by cumulative voting.

 Removal of Directors

A&B	Grace Holdings
A&B's articles of incorporation provide that the shareholders may remove one or more directors, but only for cause. A director may be removed by shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove the director exceed the number of votes cast not to remove the director(s).	Grace Holdings' bylaws provide that the shareholders may remove any director or the entire board of directors with or without cause at a meeting of shareholders called for that purpose, if the number of voted cast to remove the director(s) exceed the number of votes cast not to remove the director(s). However, if shareholders are entitled to elect directors by cumulative voting, a director may not be removed if the votes cast against the removal of the director would be sufficient to elect the director if then cumulatively voted.

Vacancies on the Board of Directors

A&B	Grace Holdings
A&B's articles of incorporation provide that any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by (a) the board of directors or (b) the affirmative vote of a majority of the directors remaining in office if the directors remaining in office constitute fewer than a quorum. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of that class will hold office for a term that coincides with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as his or her predecessor.	Grace Holdings' bylaws provide that a vacancy on the board of directors may be filled by the affirmative vote of a majority of the directors remaining in office (although less than a quorum). The term of any director elected to fill such vacancy will expire at the next meeting of shareholders at which directors are elected. Any director vacancies created by an increase in the number of directors between annual meetings may be filled by the affirmative vote of a majority of the entire board of directors for a term continuing only until the next election of directors by the shareholders.

Limitation on Personal Liability of Directors

A&B	Grace Holdings
A&B's articles of incorporation eliminate or limit the personal liability of directors to the maximum extent permitted by Hawaii law.	Grace Holdings' articles of incorporation are substantially similar.

 Indemnification of Directors and Officers

A&B	Grace Holdings
A&B's articles of incorporation provide that A&B shall indemnify, and advance funds to pay for or reimburse expenses to, its directors and officers to the fullest extent permitted by law.	Grace Holdings' articles of incorporation provide that Grace Holdings shall indemnify its directors and officers to the fullest extent permitted by law, except liability for (a) receipt of a financial benefit to which the director is not entitled, (b) an intentional infliction of harm on the corporation or its shareholders, (c) a violation of Section 414-223 of the HBCA (relating to liability for unlawful distributions) or (d) an intentional violation of criminal law.

Grace Holdings shall advance or promptly reimburse the reasonable expenses of its directors and officers, provided that the director or officer has provided a written affirmation as required by Section 414-244 of the HBCA or any similar successor provision.

Maritime Restrictions on Share Transfer and Ownership

A&B	Grace Holdings
A&B's articles of incorporation include certain share transfer and ownership restrictions, referred to as the "Maritime Restrictions," that are intended to ensure A&B's continuing compliance with certain U.S. maritime and vessel documentation laws applicable to A&B.	Grace Holdings' articles of incorporation and bylaws do not contain any Maritime Restrictions on share transfer or ownership.

The Maritime Restrictions include a 22% limit on the maximum percentage of shares that may be owned by non-U.S. citizens. Any purported transfer that would result in more than 22% of the outstanding shares being owned by non-U.S. citizens will be void and ineffective. In the event such transfers are unable to be voided, shares in excess of the maximum percentage are subject to automatic sale by a trustee appointed by A&B or, if such sale is ineffective, redemption by A&B. In any event, such non-U.S. citizens will not be entitled to any voting, dividend or distribution rights with respect to such excess shares and may be required to disgorge any profits, dividends or distributions received with respect to such excess shares.

Notwithstanding the above, the Maritime Restrictions will not preclude the settlement of any transaction entered into through the NYSE or any other national securities exchange or automated inter-dealer quotation service if such preclusion is prohibited by such exchange or quotation service.

SHAREHOLDER PROPOSALS FOR THE A&B 2014 ANNUAL MEETING

        Proposals of A&B shareholders intended to be presented pursuant to Rule 14a-8 under the Exchange Act at the Annual Meeting of A&B in the year 2014 must be received at the headquarters of A&B on or before December 3, 2013 in order to be considered for inclusion in the year 2014 Proxy Statement and proxy. In order for proposals of shareholders made outside of Rule 14a-8 under the Exchange Act to be considered "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received at the headquarters of A&B not later than December 31, 2013. A&B's bylaws require that proposals of shareholders made outside of Rule 14a-8 under the Exchange Act must be submitted, in accordance with the requirements of the Bylaws, not later than December 31, 2013 and not earlier than December 1, 2013.

        A&B's bylaws provide that no person (other than a person nominated by the Board) will be eligible to be elected a director at an annual meeting of shareholders unless the Corporate Secretary has received, not less than 120 days nor more than 150 days before the anniversary date of the prior annual meeting, a written shareholder's notice in proper form that the person's name be placed in nomination. If the annual meeting is not called for a date which is within 25 days of the anniversary date of the prior annual meeting, a shareholder's notice must be given not later than 10 days after the date on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. To be in proper written form, a shareholder's notice must include information about each nominee and the shareholder making the nomination. The notice also must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

LEGAL MATTERS

        The validity of the A&B common stock to be issued in connection with the merger will be passed upon for A&B by Cades Schutte LLP. Certain U.S. federal income tax consequences of the merger will be passed upon for A&B by Skadden, Arps, Slate, Meagher & Flom LLP and for Grace Holdings by Sidley Austin LLP.

EXPERTS

        The consolidated financial statements, and the related financial statement schedules, incorporated into this proxy statement/prospectus by reference from A&B's Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of A&B's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Grace and its subsidiaries included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        A&B has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of A&B common stock that Grace Holdings shareholders will receive in connection with the merger if the merger is completed. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about A&B and A&B common stock. The rules and regulations of the SEC allow A&B to omit certain information included in the registration statement from this proxy statement/prospectus.

        A&B also files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of the materials A&B files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. General information about A&B, including A&B's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through A&B's website at http://www.alexanderbaldwin.com as soon as reasonably practicable after A&B files them with, or furnishes them to, the SEC. Information on A&B's website is not incorporated into this proxy statement/prospectus or A&B's other securities filings and is not a part of these filings.

        Grace Holdings is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from Grace Holdings, please send a request in writing or by telephone to Grace Holdings at the following address:

GPC Holdings, Inc.
P.O. Box 78
Honolulu, Hawaii 96810
Attention: Robert M. Creps, Secretary
Telephone: (808) 674-8383

Incorporation by Reference

        The SEC allows A&B to incorporate by reference information in this proxy statement/prospectus. This means that A&B can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or in any document subsequently filed with the SEC that is also incorporated by reference.

        This proxy statement/prospectus incorporates by reference the documents listed below that A&B previously filed with the SEC, as well as the annexes to this proxy statement/prospectus. They contain important information about A&B and its financial condition.

A&B SEC Filings (SEC File No. 001-35492; CIK No. 0001545654)	Period or Date Filed
Annual Report on Form 10-K.	Year ended December 31, 2012.
Quarterly Report on Form 10-Q.	Quarter ended March 31, 2013.
Current Reports on Form 8-K (with respect to information that was filed and not furnished).	Filed on May 3, 2013, May 31, 2013 and June 7, 2013.

The description of A&B's common stock contained in A&B's Registration Statement on Form 10 pursuant to Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

Filed on June 8, 2012.

        In addition, A&B also incorporates by reference additional documents that A&B files with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/ prospectus and the date of the A&B special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

        Documents incorporated by reference are available from A&B without charge upon written or oral request. Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/ prospectus or filed as exhibits to the registration statement of which this proxy/statement prospectus is a part by requesting them in writing or by telephone from A&B at the following address:

Alexander & Baldwin, Inc.
822 Bishop Street
Post Office Box 3440
Honolulu, Hawaii 96801
(808) 525-6611

        A&B shareholders requesting documents should do so by [    •    ], 2013 (which is five business days prior to the special meeting) in order to ensure you receive them before the special meeting.

        You will not be charged for any of these documents that you request. If you request any incorporated documents from A&B, they will be mailed to you by first-class mail, or another equally prompt means, within one business day after receipt of your request.

        A&B has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to A&B, and Grace Holdings has supplied all information contained in this proxy statement/prospectus relating to Grace Holdings.

        Neither A&B nor Grace Holdings has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

        This proxy statement/prospectus contains a description of the representations and warranties that each of A&B and Grace Holdings made to the other in the merger agreement. Representations and warranties made by A&B, Grace Holdings and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this proxy statement/ prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding A&B, Grace Holdings or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

INDEX TO FINANCIAL STATEMENTS

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Grace Pacific Corporation
Honolulu, Hawaii

        We have audited the accompanying consolidated balance sheets of Grace Pacific Corporation and subsidiaries (the "Company") as of September 30, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grace Pacific Corporation and subsidiaries at September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Honolulu, Hawaii
November 26, 2012 (July 5, 2013 as to Notes 18 and 19)

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

	For years ended September 30
(In millions)	2012	2011	2010
Operating Revenue:
Construction and natural materials	$194.4	$191.9	$198.1
Petroleum product and other revenues	301.5	182.4	—

Total operating revenue	495.9	374.3	198.1

Operating Costs and Expenses:
Cost of construction and natural materials	157.2	159.8	160.2
Cost of petroleum products and other expenses	270.7	167.1	—
Selling, general and administrative	44.1	34.1	18.5

Total operating costs and expenses	472.0	361.0	178.7

Operating Income	23.9	13.3	19.4
Other Income and (Expense):
Earnings from unconsolidated affiliate	0.4	1.7	5.0
Interest expense	(4.6)	(3.8)	(2.5)
Interest income	0.3	0.1	0.3
Other income (expense)	0.4	0.5	(0.2)

Income Before Income Taxes	20.4	11.8	22.0
Income tax expense	6.9	2.8	7.2

Net Income	13.5	9.0	14.8
Income attributed to noncontrolling interest	(0.5)	(1.1)	(1.5)

Net Income Attributable to Grace	$13.0	$7.9	$13.3

See Notes to Consolidated Financial Statements.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	September 30
(In millions, except share amounts)	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$21.8	$35.1
Trade receivables, less allowances of $0.7 and $0.6 for 2012 and 2011, respectively	47.6	36.1
Contracts retention	9.1	9.4
Current portion of notes and other receivables	0.3	0.5
Costs and estimated earnings in excess of billings on uncompleted contracts	8.6	8.9
Inventories	38.9	30.4
Deferred income taxes	1.0	1.2
Prepaid expenses and other assets	2.1	6.6

Total current assets	129.4	128.2
Property—net	169.5	158.7
Intangible assets—net	20.1	15.5
Goodwill	24.8	14.8
Investment in unconsolidated affiliate	3.6	3.8
Notes receivable—less current portion	3.8	3.7
Other assets	2.1	1.5

Total Assets	$353.3	$326.2

LIABILITIES AND EQUITY
Current Liabilities
Line of credit	$14.3	$13.7
Accounts payable	22.1	18.6
Contract retention payable	1.2	1.4
Accrued payroll benefits and other liabilities	13.1	14.2
Notes payable and current portion of long-term debt	14.2	8.4
Billings in excess of costs and estimated earning on uncompleted contracts	6.7	6.5
Dividends payable	3.3	3.5

Total current liabilities	74.9	66.3

Long-term Liabilities
Long-term debt	81.3	63.8
Deferred income taxes	18.3	15.2
Other non-current liabilities	11.4	8.5

Total long-term liabilities	111.0	87.5

Commitments and contingencies (Note 13)
Equity
Common stock, no par value—authorized, 850,000 shares; issued and outstanding, 163,289 and 176,072 shares at September 30, 2012 and 2011, respectively	103.8	96.0
Notes receivable for stock	(6.5)	(8.0)
Retained earnings	67.1	81.4

Stockholders' equity—net	164.4	169.4

Noncontrolling interest	3.0	3.0

Total equity	167.4	172.4

Total liabilities and equity	$353.3	$326.2

See Notes to Consolidated Financial Statements.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For years ended September 30
(In millions)	2012	2011	2010
Cash Flows From Operating Activities:
Net income	$13.5	$9.0	$14.8
Adjustments to reconcile net income to net cash provided by operations
Depreciation and amortization	16.3	14.2	12.4
Deferred income taxes	(1.0)	(0.4)	—
Earnings from unconsolidated affiliate	(0.4)	(1.7)	(5.0)
Distribution of income from unconsolidated affiliate	0.5	1.5	7.5
Changes in operating assets and liabilities:
Trade, contracts retention, and other receivables	(6.8)	(9.7)	9.6
Costs and estimated earnings in excess of billings on uncompleted contracts—net	0.5	(2.2)	(1.7)
Inventories	(5.5)	14.5	(4.3)
Accounts payable, contracts retention, and accrued liabilities	(4.8)	5.1	(3.7)
Other assets and liabilities	6.5	(1.7)	(0.7)
Income tax receivable/payable—net	—	—	0.3

Net cash provided by operations	18.8	28.6	29.2

Cash Flows From Investing Activities:
Capital expenditures	(16.3)	(23.1)	(32.2)
Proceeds from disposal of property and other assets	—	—	0.1
Proceeds (payments) from the acquisition of subsidiary	(21.3)	1.9	—
Collection of notes receivable	0.2	0.1	0.2
Changes in other assets	—	—	1.1

Net cash used in investing activities	(37.4)	(21.1)	(30.8)

Cash Flows From Financing Activities:
Repurchase of common stock	(15.8)	(0.4)	(2.2)
Issuance of common stock	14.8	3.7	—
Sales of common stock	—	—	0.6
Payments on bank line of credit	(2.3)	(10.8)	—
Borrowings on bank line of credit	2.9	—	2.9
Borrowings on notes payable	20.8	12.0	18.9
Payments on notes payable	(10.8)	(11.8)	(5.3)
Distributions of non-controlling interest	(0.5)	(1.0)	(1.0)
Dividends paid	(5.3)	(5.4)	(8.2)
Collections on notes receivable from stockholders	1.5	0.2	0.7

Net cash provided by (used in) financing activities	5.3	(13.5)	6.4

Cash and Cash Equivalents:
Net increase (decrease) for the year	(13.3)	(6.0)	4.8
Balance, beginning of year	35.1	41.1	36.3

Balance, end of year	$21.8	$35.1	$41.1

Other Cash Flow Information:
Interest paid	$5.4	$3.8	$2.5
Income taxes paid	$5.5	$3.4	$6.9
Non-cash Activities:
Capital expenditures included in accounts payable and accrued expenses	$0.1	$0.9	$—
Dividends declared, but not paid	$3.3	$3.5	$5.4
Repurchase of stock through issuance of note payable	$13.5	$—	$—
Notes receivable for stock	$—	$3.4	$2.9
Stock exchanged for acquisition of subsidiary	$—	$48.3	$—
Changes in accrued restoration costs	$—	$—	$0.1
Reclassification of deferred quarry costs	$—	$—	$2.4

See Notes to Consolidated Financial Statements.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity

For the three years ended September 30, 2012

(in millions)

	Common Stock
			Notes Receivable For Stock	Retained Earnings	Shareholders Equity Net	Noncontrolling Interest
	Shares	Amount					Total
Balance, September 30, 2009	0.1	$38.2	$(2.6)	$73.4	$109.0	$2.3	$111.3
Issuances of common stock	—	3.5	(2.9)	—	0.6	—	0.6
Repurchases of common stock	—	(0.9)	—	(1.3)	(2.2)	—	(2.2)
Collections on notes receivable from stockholders	—	—	0.7	—	0.7	—	0.7
Dividends	—	—	—	(8.2)	(8.2)	—	(8.2)
Distributions to noncontrolling interest	—	—	—	—	—	(0.9)	(0.9)
Net income	—	—	—	13.3	13.3	1.5	14.8

Balance, September 30, 2010	0.1	40.8	$(4.8)	77.2	113.2	2.9	116.1
Issuances of common stock	0.1	55.4	(3.4)	—	52.0	—	52.0
Repurchases of common stock	—	(0.2)	—	(0.2)	(0.4)	—	(0.4)
Collections on notes receivable from stockholders	—	—	0.2	—	0.2	—	0.2
Dividends	—	—	—	(3.5)	(3.5)	—	(3.5)
Distributions to noncontrolling interest	—	—	—	—	—	(1.0)	(1.0)
Net income	—	—	—	7.9	7.9	1.1	9.0

Balance, September 30, 2011	0.2	96.0	$(8.0)	81.4	169.4	3.0	172.4
Issuances of common stock	—	14.8	—	—	14.8	—	14.8
Repurchases of common stock	—	(7.0)	—	(22.3)	(29.3)	—	(29.3)
Collections on notes receivable from stockholders	—	—	1.5	—	1.5	—	1.5
Dividends	—	—	—	(5.0)	(5.0)	—	(5.0)
Distributions to noncontrolling interest	—	—	—	—	—	(0.5)	(0.5)
Net income	—	—	—	13.0	13.0	0.5	13.5

Balance, September 30, 2012	0.2	$103.8	$(6.5)	$67.1	$164.4	$3.0	$167.4

See Notes to Consolidated Financial Statements.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

        Grace Pacific Corporation (now Grace Pacific LLC) ("Grace" or the "Company") is a vertically integrated natural materials, construction services, and petroleum distribution company that operates in the State of Hawaii. Grace, which was founded in 1921 and incorporated in Hawaii in 1931, is one of the largest aggregate producers (based on tonnage) and the leading asphalt paving contractor in the state, based on tonnage and revenue. Grace is headquartered in Honolulu, HI and operates the following two businesses—the Construction and Natural Materials business and the Petroleum business.

        Construction and Natural Materials business —mines, processes, and sells crushed basalt aggregate; imports Canadian sand and aggregates for sale and use; imports and markets liquid asphalt; manufactures and markets asphaltic concrete; accepts for a fee, recycles and sells for reuse, demolition pavement and concrete; performs asphalt paving as prime contractor and subcontractor; manufactures and supplies precast/prestressed concrete products; provides construction-related services, including guardrail, fencing and sign installation, and the rental and sales of safety and specialty traffic control equipment and supplies; provides traffic control services; manufactures commercial signs and banners; and performs application of maintenance-related encapsulation product.

        Petroleum business —acquires, distributes and directly markets petroleum products in Hawaii; owns the exclusive rights to use the 76 brand in Hawaii and provides 76 branded fuel to 73 retail gas stations on Oahu, Maui, Kauai and Hawaii Island; holds a Chevron jobbership license, facilitating the delivery of refined petroleum to gas stations and other end users on the islands of Kauai and Molokai; markets bulk petroleum products to unbranded locations and end users; and operates petroleum product terminals.

        The consolidated financial statements include the accounts of Grace and its subsidiaries, all of which are wholly owned except for GP/RM Prestress, LLC and GLP Asphalt, LLC, which are owned 51% and 70%, respectively. The remaining interest in GP/RM Prestress, LLC and GLP Asphalt, LLC is reported as non-controlling interest in the consolidated financial statements. Significant intercompany balances and transactions have been eliminated in consolidation.

        Grace's consolidated subsidiaries include the following entities:

  •
  Grace Pacific Precast, Inc. (GPP)—GPP is a former manufacturer and supplier in the precast concrete industry. The assets and operations of GPP were contributed to GP/RM Prestress LLC in 2006. GPP is the 51% member manager of GP/RM Prestress LLC.

  •
  GP/RM Prestress, LLC (GP/RM)—GP/RM is a manufacturer and supplier in the prestress and precast concrete industry. GP/RM fabricates architectural concrete products such as exterior columns, walls and spandrels in a variety of colors with varying finishes and features used in the construction of parking structures, buildings and high rises. GP/RM is also a major supplier of structural concrete products such as rectangular, hexagonal, and octagonal columns, various types of beams, double tees, walls, spandrels, stairs, flat slabs, bridge girders, planks, and stadium bleachers used to support various types of structures. Grace has a 51% economic and voting interest in GP/RM. The accounts of GP/RM have been consolidated with Grace and the non-controlling interest's share of income has been reflected in the consolidated statements of income and stockholders' equity of Grace.

  •
  GP Roadway Solutions, Inc. (GPRS)—GPRS operates as a subcontractor and prime contractor of construction operations. GPRS provides guardrail, fencing and sign installation and

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. BACKGROUND AND BASIS OF PRESENTATION (Continued)

    maintenance; rents and sells safety and traffic control equipment and supplies; provides traffic control services; provides road and parking lot striping, seal coating and crack sealing, and security services; and performs application of maintenance-related encapsulation product.

  •
  GLP Asphalt, LLC (GLP)—GLP imports, stores, and sells liquid asphalt. Grace has a 70% economic and voting interest in GLP. The accounts of GLP have been consolidated with Grace and the non-controlling interest's share of income has been reflected in the consolidated statements of income and stockholders' equity of Grace.

  •
  Koko'oha Investments, Inc. (KI)—KI was acquired by Grace on January 1, 2011 for $48.3 million through the issuance of Grace common stock to KI shareholders. KI is the parent company of Mid Pac Petroleum, LLC (MPP), which operates retail gasoline stations, supplies retail gasoline stations under the 76 brand, markets bulk petroleum products, and operates product terminals in the state of Hawaii. On November 1, 2011, MPP acquired Inter Island Petroleum, Inc. (IIP), a petroleum fuel and products provider with operations primarily on Kauai that operates commercial sites, a Chevron branded fuel and lubricants jobber, and a petroleum bulk terminal. Prior to the acquisition of Grace by A&B, Grace Holdings, Grace and KI will enter into a Separation Agreement pursuant to which all of the shares of KI will be distributed to Grace Holdings shareholders on a pro rata basis.

        Grace also holds a 50% economic and voting interest in Maui Paving, LLC (MP LLC), which provides asphalt paving and sells asphaltic concrete on the islands of Maui and Molokai. MP LLC is accounted for using the equity method because Grace does not have a controlling financial interest, but has the ability to exercise significant influence over the investee.

2. SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation:     The consolidated financial statements include the accounts of Grace and all wholly owned and controlled subsidiaries, after elimination of intercompany amounts. Investments in businesses, partnerships, and limited liability companies in which the Company does not have a controlling financial interest, but has the ability to exercise significant influence, are accounted for under the equity method. A controlling financial interest is one in which the Company has a majority voting interest or one in which the Company is the primary beneficiary of a variable interest entity.

        Use of Estimates:     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported. Estimates and assumptions are used for, but not limited to: (i) revenue recognition for long-term construction contracts, (ii) legal contingencies, (iii) allowance for doubtful accounts, (iv) asset retirement obligations, and (v) income taxes. Future results could be materially affected if actual results differ from these estimates and assumptions.

        Cash and Cash Equivalents:     Cash equivalents consist of highly liquid investments with a maturity of three months or less at the date of purchase. The Company carries these investments at cost, which approximates fair value.

        Fair Value of Financial Instruments:     The carrying amounts of cash, receivables, and payables are carried at cost, which management believes approximates fair value because of the short-term maturity

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

of these instruments. The carrying values of substantially all the Company's notes payable approximate their fair value.

        Allowance for Doubtful Accounts:     Allowances for doubtful accounts are established by management based on estimates of collectability. Estimates of collectability are principally based on an evaluation of the current financial condition the Company's customers and their payment history, which are regularly monitored by the Company.

        Inventories:     Inventories are stated at the lower of cost (average-cost method and first-in, first-out method) or market value.

        Property and Equipment:     Property and equipment is stated at cost, net of accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized. Replacements, maintenance, and repairs that do not improve or extend asset lives are charged to expense as incurred. Depreciation is computed principally using the straight-line method or the units-of-production method. The estimated useful lives are as follows:

Classification	Range of Life (in years)
Leasehold premium	8 to 12
Building and improvements	10 to 40
Rock crushing and asphalt plants	7 to 17
Furniture and fixtures	2 to 10
Machinery and equipment	2 to 30
Mineral rights	20

        Depreciation expense for the years ended September 30, 2012, 2011 and 2010 was approximately $14.4 million, $13.1 million, and $12.4 million, respectively.

        Long-Lived Assets:     Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. In such an evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if its carrying value is not recoverable. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, expected useful lives of the assets, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing costs of maintenance and improvements of the assets, and thus, the accounting estimates may change from period to period. If management uses different assumptions or if different conditions occur in future periods, the Company's financial condition or its future operating results could be materially impacted. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

        Intangible Assets:     Intangible assets include values assigned to customer contracts and property leases with favorable lease terms where the estimated market rent exceeds that of the Company's contractual lease rent payments. Customer contracts are amortized on a straight-line basis over the contractual terms, and favorable leases are amortized over the term of the leases.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Goodwill:     Grace reviews goodwill for impairment annually and whenever events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In estimating the fair value of a reporting unit, Grace uses a combination of a discounted cash flow model and fair value based on market multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The discounted cash flow approach requires Grace to use a number of assumptions, including market factors specific to the business, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time, long-term growth rates for the business, and a discount rate that considers the risks related to the amount and timing of the cash flows. Although the assumptions used by Grace in its discounted cash flow model are consistent with the assumptions Grace used to generate its internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows from the reporting unit and the risk of achieving those cash flows. When using market multiples of EBITDA, Grace must make judgments about the comparability of those multiples in closed and proposed transactions. Accordingly, changes in assumptions and estimates, including, but not limited to, changes driven by external factors, such as industry and economic trends, and those driven by internal factors, such as changes in Grace's business strategy and its internal forecasts, could have a material effect on Grace's business, financial condition and results of operations.

        Investment in Unconsolidated Affiliate:     The Company's investment in Maui Paving, LLC (MP LLC) is accounted for using the equity method.

        Asset Retirement Obligations (ARO):     ARO associated with the retirement of a tangible long-lived asset is recognized as a liability in the period in which a legal obligation is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated to recognize the cost of the ARO over the useful life of the asset. The ARO is recorded at fair value using the expected future cash outflows discounted at the Company's credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Inherent in the fair value calculation of the ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, and timing of settlement. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the related asset balance.

        Deferred Rent:     Certain leases provide for escalation periodically throughout the non-cancelable term of the lease. Rent expense is recognized on a straight-line basis over the terms of these respective leases.

        Income Taxes:     The Company and its subsidiaries file consolidated federal and Hawaii income tax returns. Deferred income taxes are provided for temporary differences between the financial statement and income tax return bases for assets and liabilities (see Note 12). Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. The Company records a liability for uncertain tax positions that do not meet the more-likely-than-not threshold. The Company's current open tax years are from 2008 under the statute of limitations, and the Company did not have material uncertain tax positions at September 30, 2012 and 2011.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Noncontrolling Interests:     Noncontrolling interests represent ownership interests held by unrelated parties in consolidated limited liability companies. Profits, losses, and cash distributions are allocated in accordance with the respective operating agreement.

        Revenue Recognition:     Grace has a variety of revenue sources, including natural material sales, petroleum sales, and paving contracts. For each revenue source, Grace assesses the underlying terms of the transaction to ensure that recognition of revenue meets the requirements of relevant accounting standards. In general, Grace recognizes revenue when persuasive evidence of an arrangement exists, delivery of the service or product has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

  Natural Materials—Revenues from natural material sales, which include basalt aggregate, liquid asphalt, and sand, are recognized when title to the product and risk of loss passes to third parties (generally this occurs when the product is picked by customers or their agents) and when collection is reasonably assured.

  Construction—Revenues from paving contracts are generally recognized using the percentage-of-completion method with progress toward completion measured on the basis of units (tons, cubic yards, square yards or square feet) of work completed as of a specific date to an estimate of the total units of work to be delivered under each contract. Grace uses this method as its management considers units of work completed to be the best available measure of progress on paving contracts. Contracts in progress are reviewed regularly, and sales and earnings may be adjusted based on revisions to assumption and estimates, including, but not limited to, revisions to job performance, job conditions, changes to the scope of work, estimated contract costs, progress toward completion, changes in internal and external factors or conditions and final contract settlement. Contract costs include all direct material, labor, equipment utilization, hired truckers, traffic control, bonds and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, field office rentals, utilities and certain repair costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The life cycle for contracts generally ranges from several months to three years in duration.

  Petroleum—Revenues from petroleum products are recognized at the time customers take possession of products sold or when services are rendered. Grace reports revenues net of sales, fuel, and other excise taxes collected from or passed on to customers.

        Operating Cycle:     The Company uses the durations of their contracts that range from one year to three years as its operating cycle for purposes of classifying assets and liabilities related to contracts. Accounts receivable and contracts retention collectible after one year are included in current assets in the consolidated balance sheets and amounted to $8.4 million and $6.5 million at September 30, 2012 and 2011, respectively. Accounts and contracts payable after one year are included in current liabilities in the consolidated balance sheets and amounted to $1.0 million and $1.1 million at September 30, 2012 and 2011, respectively.

        Concentrations of Credit Risk:     The financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, trade, and retention receivables. The Company's policy is to deposit its cash with major financial institutions or in money market funds with major

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

brokerage firms, which, at times, may exceed federal insured limits. Management believes the Company is not exposed to any significant credit risks related to cash. Concentrations of credit risk with respect to trade and retention receivables relate to customers to which credit is issued based on the Company's policies and background financial profiling.

        Risks and Uncertainties:     Factors that could adversely impact the Company's operations or financial results include, but are not limited to, the following: unfavorable economic conditions in Hawaii or reductions in government funding of infrastructure projects; inability to accurately estimate the overall risks, requirements or costs of contracts; inability to sustain the historical revenue growth rate and maintain profitability; community opposition to the operation or expansion of the Company's quarries or other facilities; disqualification from bidding on new contracts; inability to accurately assess the demand for, or the quality, quantity, availability and production cost of, aggregates; inability to attract and retain key personnel and skilled labor; failure to meet performance requirements of paving and other contracts; adverse weather conditions that cause delays in production or construction; failure of joint venture partners; dependence on a limited number of customers; incurrence of higher costs to lease, acquire or maintain equipment necessary for operations; inability to obtain bonding; exposure to hazards not covered by insurance; violation of environmental and other regulatory requirements; and a shortage or increase in fuel, energy and raw materials.

        Recent Accounting Pronouncements:     In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force)." This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. This stipulates (1) it will include the amount the entity agreed to pay for the arrangement between them and the other entities that that are also obligated to the liability and (2) any additional amount the entity expects to pay on behalf of the other entities. The objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The amendments in this update are effective for fiscal periods (and interim reporting periods within those years) beginning after December 15, 2013. This standard is not expected to have a material impact on the Company's reported results of operations or financial position.

        Rounding:     Amounts in the consolidated financial statements and Notes are rounded to the nearest tenth of a million, but calculations and percentages were determined based on amounts before rounding. Accordingly, a recalculation of some amounts and percentages, if based on the reported data, may be slightly different.

        Subsequent Events:     Subsequent events were evaluated through November 26, 2012, and updated through July 5, 2013, the date that these consolidated financial statements were available for issuance.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ACQUISITIONS

        On November 1, 2011, MPP acquired all of the outstanding stock of IIP for the purpose of expanding its petroleum business into the Kauai market. The acquisition included fee interests in two terminal properties and three gasoline stations and assumed existing premise leases for two terminal properties and three gasoline stations. The results of operations of IIP have been included in the Company's consolidated statements of income from the date of acquisition. The purchase price was allocated as follows (in millions):

Cash consideration	$23.5
Contingent consideration arrangement	1.8

Fair value of consideration transferred	25.3
Fair value of assets acquired and liabilities assumed:
Assets acquired:
Cash	2.3
Other current assets	7.6
Property, plant and equipment	9.8
Other noncurrent assets	0.6
Intangible assets	6.5

Total assets acquired	26.8

Liabilities assumed:
Intangible liabilities	(0.1)
Liabilities assumed	(11.4)

Total liabilities assumed	(11.5)

Excess of purchase price over net assets acquired	$10.0

        On January 1, 2011, the Company acquired all the outstanding stock of KI, parent company of MPP, for the purpose of expanding its business into the petroleum marketer and reseller industry. The acquisition was executed using the Company's common stock and included retail gasoline stations, fuel delivery trucks and trailers, terminals, and other property valued at approximately $48.3 million. As part of the acquisition, the Company also assumed existing premise leases for gasoline stations and customer contracts. The results of operations of KI have been included in the Company's consolidated

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ACQUISITIONS (Continued)

statements of income from the date of acquisition. The purchase price was allocated as follows (in millions):

Acquisition value	$48.3

Fair value of assets acquired and liabilities assumed:
Cash	1.9
Other current assets	14.1
Property, plant and equipment	54.7
Other noncurrent assets	4.4
Intangible assets	16.8

Total assets acquired	91.9

Liabilities assumed:
Intangible liabilities	(2.5)
Liabilities assumed	(18.5)
Financial Liabilities	(33.9)

Total liabilities assumed	(54.9)

Excess of purchase price over net assets acquired	$11.3

        The Company incurred acquisition-related costs of approximately $0.3 million and $1.3 million during the years ended September 30, 2012 and 2011, respectively, which are recognized in selling, general, and administrative expenses.

4. INTANGIBLE ASSETS

        During the fiscal years ended September 30, 2012 and 2011, the excess purchase price paid over the estimated fair value of the tangible assets and liabilities acquired amounted to $6.5 million and $16.8 million, respectively, of intangible assets, and $10.0 million and $11.3 million, respectively, of goodwill. The increase in goodwill in 2012 was solely due to the acquisition of IIP. The weighted-average useful life of the intangible assets acquired during the fiscal year end September 30, 2012, was approximately 14.7 years.

        A summary of the identifiable intangible assets as of September 30, 2012 and 2011, is as follows (in millions):

	2012	2011
Intangible assets:
Customer contracts	$22.6	$16.1
Favorable leases	0.7	0.7

Total intangible assets	23.3	16.8
Accumulated amortization	(3.2)	(1.3)

Net carrying value	$20.1	$15.5

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INTANGIBLE ASSETS (Continued)

        At September 30, 2012 and 2011, the Company had lease premium liabilities totaling $1.4 million, and an unfavorable lease option liability of $0.6 million and $0.8 million, respectively, which are amortized over the remaining lease terms.

        Amortization expense for the years ended September 30, 2012, 2011 and 2010, was $1.5 million, $1.0 million and nil, respectively. Amortization expense expected to be recorded in each of the next five years are as follows (in millions):

September 30, 2012
2013	$1.4
2014	1.4
2015	1.6
2016	1.6
2017	1.6

5. UNCOMPLETED CONTRACTS

        Information relating to uncompleted contracts as of September 30, 2012 and 2011, is as follows (in millions):

	2012	2011
Costs incurred and estimated earnings on uncompleted contracts	$173.6	$156.1
Less billings to date	(171.7)	(153.7)

Total	$1.9	$2.4

Included in accompanying consolidated balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	$8.6	$8.9
Billings in excess of costs and estimated earnings on uncompleted contracts	(6.7)	(6.5)

Total	$1.9	$2.4

6. NOTES RECEIVABLE

        Notes receivable bear interest at rates ranging from 1.73% to 6.75% and mature through September 2015. At September 30, 2012 and 2011, notes receivable included $3.8 million and $3.7 million, respectively, due from shareholders, which require annual payments, as specified in the respective note agreements and collateralized by the shareholders' interest in the Company. Notes receivable also included $0.2 million and $0.3 million, respectively, due from suppliers, which are collateralized by equipment.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. INVENTORIES

        Inventories as of September 30, 2012 and 2011, consisted of the following (in millions):

	2012	2011
Processed rock, Portland cement and sand	$11.1	$7.5
Retail merchandise	3.0	2.6
Work in progress	2.8	2.6
Fuel products	10.0	6.7
Asphalt and petroleum products	11.5	10.4
Parts and supplies	0.5	0.6

Total	$38.9	$30.4

8. PROPERTY AND EQUIPMENT

        Property and equipment as of September 30, 2012 and 2011, includes the following (in millions):

	2012	2011
Land	$43.5	$40.7
Building and improvements	54.2	48.4
Machinery and equipment	82.2	72.4
Rock crushing and asphalt plants	61.7	59.7
Mineral rights	20.4	20.4
Leasehold premium	2.9	2.9
Furniture and fixtures	2.4	2.5
Construction in progress	25.9	21.8

Total	293.2	268.8
Less accumulated depreciation and amortization	(123.7)	(110.1)

Property and equipment—net	$169.5	$158.7

9. INVESTMENT IN UNCONSOLIDATED AFFILIATE

        GPC has a 50% interest in MP LLC, which was formed in fiscal year 2007 to provide asphalt paving products and services on the islands of Maui and Molokai. Summarized financial information of MP LLC as of September 30, 2012 and 2011 and for the years ended September 30, 2012, 2011 and 2010 consisted of the following (in millions):

	2012	2011	2010
Assets	$8.9	$9.4
Liabilities	1.9	2.1
Members' equity	7.0	7.3
Revenues	$12.0	$15.8	$31.8
Costs and expenses	(11.3)	(12.5)	(21.7)

Net Income	$0.7	$3.3	$10.1

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. INVESTMENT IN UNCONSOLIDATED AFFILIATE (Continued)

        The Company's proportionate share of income has been included in the consolidated financial statements. Management and administrative fees charged by the Company to MP LLC were $0.4 million for each of the years ended September 30, 2012, 2011 and 2010. Additionally, revenues earned by the Company from MP LLC for paving and related services totaled approximately $3.0 million for each of the years ended September 30, 2012 and 2011 and approximately $2.5 million for the year ended September 30, 2010.

        The Company is a guarantor and liable, severally, but not jointly, for 50% of MP LLC's $2.0 million line of credit. MP LLC had no outstanding borrowings at September 30, 2012 and 2011.

10. NOTES PAYABLE AND LONG-TERM DEBT

        At September 30, 2012 and 2011, notes payable and long-term debt consisted of the following (in millions):

	2012	2011
Term Loans:
6.43%, payable through 2018(a)	$28.0	$16.6
6.37%, payable through 2018(b)	18.2	18.7
5.185%, payable through 2019(c)	14.1	15.5
3.50%, payable through 2021(b)	13.5	—
5.98%, payable through 2021(d)	10.9	11.8
Floating interest rate, payable through 2021(e)	4.7	1.9
Floating interest rate, payable through 2013(f)	3.2	4.7
6.50%, payable through 2019(b)	1.5	1.5
6.625%, payable through 2019(b)	1.4	1.5

Total debt	95.5	72.2
Less current portion	(14.2)	(8.4)

Long-term debt	$81.3	$63.8

(a)
Notes payable for the purchases of equipment and repurchase of common stock

(b)
Mortgage note payable to a bank that is collateralized by certain commercial real estate properties.

(c)
Note payable for the purchase of land and mineral rights.

(d)
Note payable to bank collateralized by asphalt terminal and certain equipment.

(e)
Term note payable to a bank, accruing interest per annum (3.32% and 5.5% at 2012 and 2011, respectively). The note is collateralized by certain commercial real estate properties.

(f)
Term note payable to a bank, accruing interest at LIBOR plus 1.75% (2.71% and 2.37% at September 30, 2012, and 2011, respectively). The note is collateralized by all furniture, fixtures, and equipment owned by the Company.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. NOTES PAYABLE AND LONG-TERM DEBT (Continued)

        Long-term Debt Maturities:     Principal maturities of notes payable as of September 30, 2012, are as follows (in millions):

Years Ending September 30
2013	$14.2
2014	10.8
2015	10.4
2016	10.7
2017	10.6
Thereafter	38.8

Total	$95.5

        Revolving Credit Facilities:     At September 30, 2012, the Company had a $10.0 million line of credit with a term of one year, renewable annually in May 2013, on which there were no outstanding borrowings.

        At September 30, 2012, MPP had a $5.0 million line of credit available until April 30, 2013, on which there were no outstanding borrowings.

        At September 30, 2012, GLP had a $40.0 million line of credit, on which there was $12.5 million in outstanding borrowings at an interest rate of approximately 1.75%. The line of credit is renewable annually in September 2013. The Company and the other member of GLP are guarantors of the loan and are severally liable under the guarantee based on each members' percentage interest in GLP.

        At September 30, 2012, GP/RM had a $2.0 million line of credit, on which there was $1.8 million in outstanding borrowings at an interest rate of approximately 2.5%. The line of credit is renewable annually in May 2013. The Company and the other member of GP/RM are guarantors of the loan and are severally liable under the guarantee based on each members' percentage interest in GP/RM.

        The line of credit and term loan payable to bank are collateralized by the Company's accounts receivable, inventory, equipment, and common stock of certain subsidiaries. The notes payable used for equipment acquisitions are collateralized by the respective equipment acquired.

        The notes payable and line of credit to banks contain certain financial covenants including, among other things, the maintenance of tangible net worth, debt to net worth, debt service coverage ratio, current ratio at certain levels, limits on capital expenditures, and the incurrence of other indebtedness. The Company was in compliance with its covenants during the fiscal year ended September 30, 2012.

        There were no capitalized interest costs for the years ended September 30, 2012, 2011 and 2010.

11. SHAREHOLDERS' EQUITY

        The Company is required to purchase shares from all stockholders who wish to sell their shares at a price based on the Company's stock purchase formula. When stockholder employees or directors retire or terminate employment, they are required to sell their shares back to the Company. When such shares are acquired, the excess of the value of the reacquired shares over the aggregate common stock historical cost related to such shares is deducted from retained earnings.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. SHAREHOLDERS' EQUITY (Continued)

        Notes receivable from stockholders for common stock purchases are shown as a reduction of stockholders' equity. These notes bear interest at a fixed rate of 1.73% at September 30, 2012 and 2011, and mature through December 2015.

12. INCOME TAXES

        The income tax expense on income before income taxes for each of the three years in the period ended September 30, 2012 consisted of the following (in millions):

	2012	2011	2010
Current	$7.9	$3.2	$7.2
Deferred	(1.0)	(0.4)	—

Total income tax expense	$6.9	$2.8	$7.2

        Income tax expense for 2012, 2011 and 2010 differs from amounts computed by applying the statutory federal rate to income before income taxes for the following reasons (in millions):

	2012	2011	2010
Computed federal income tax expense	$7.1	$4.1	$7.7
State taxes net of federal benefit	0.8	0.4	0.8
Tax credits	(0.3)	(1.0)	(0.4)
Qualified production activities deduction	(0.6)	(0.3)	(0.4)
Other—net	(0.1)	(0.4)	(0.5)

Income tax expense	$6.9	$2.8	$7.2

        At September 30, 2012 and 2011, the deferred income tax assets and liabilities resulted principally from temporary differences arising from depreciation, impairment losses, capitalized costs, and reserve accruals. Gross deferred tax liabilities and gross deferred tax assets as of September 30, 2012 and 2011, were as follows (in millions):

	2012	2011
Deferred tax assets	$5.9	$5.6
Deferred tax liabilities	23.2	19.6

Total	$17.3	$14.0

13. EMPLOYEE BENEFIT PLANS

        Union employees are covered by union pension plans. Related pension expense for the years ended September 30, 2012, 2011 and 2010 approximated $4.2 million, $3.7 million and $3.7 million, respectively.

        Profit Sharing Plans:     The Company has four profit-sharing plans that cover substantially all nonunion employees. The Company makes annual contributions to the plans as determined by the board of directors. Such contributions are funded as accrued and approximated $1.0 million, $1.1 million and $1.2 million in 2012, 2011 and 2010, respectively.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. EMPLOYEE BENEFIT PLANS (Continued)

        Defined Contributions Plans:     KI sponsors the Mid Pac Petroleum, LLC 401(k) Plan (the "Plan"). All full-time employees are eligible to participate in the Plan upon completion of the Plan's eligibility requirements. The Plan allows eligible employees to contribute up to 80% of their pretax compensation, subject to the limits prescribed by the Internal Revenue Code. Under the terms of the Plan document, KI matches 100% of each employee's contribution up to a maximum of 5% of the employee's compensation. KI matching contributions during 2012 and 2011 approximated $0.2 million and $0.1 million, respectively.

14. LEASES, COMMITMENTS AND OTHER AGREEMENTS

        The Company conducts its operations under various leases that expire through the year 2028, including certain retail gasoline station locations and a product terminal under operating leases. Future minimum annual lease rental commitments for all operating leases and rental income from subleases are as follows (in millions):

Years Ending September 30	Rent Expense	Sublease Rental Income
2013	$7.2	$0.4
2014	5.3	0.2
2015	3.8	0.1
2016	3.2	0.1
2017	2.9	—
Thereafter	20.4	—

Total	$42.8	$0.8

        Total rental expense was $6.9 million, $5.9 million and $3.9 million for the years ended September 30, 2012, 2011 and 2010, respectively, net of sublease income of $0.4 million, $0.3 million and $0.3 million, respectively. The Company subleases certain parcels of land through fiscal year 2014.

        Fuel Supply Agreement —MPP purchases gasoline and diesel fuel under fuel supply agreements with three companies in Hawaii based on spot prices in various markets, plus a differential. The fuel supply agreement with one refining company expires in August 2013, while the fuel supply agreements with the other two refining companies do not have stated expiration dates, but may be terminated upon prior written request of either party. Total purchases under fuel supply agreements approximated $244.9 million and $108.6 million during fiscal year 2012 and 2011, respectively. There were no purchases under fuel supply agreements during the fiscal 2010.

        Asset Retirement Obligations —AROs relate primarily to the retiring of gasoline storage tanks and related property items at the end of various lease terms and are included in other long-term liabilities in the consolidated balance sheets. The ARO, at September 30, 2012, and related accretion expense during the fiscal year 2012 were approximately $2.8 million and $0.2 million, respectively. Total additions to the ARO totaled approximately $0.5 million during the year ended September 30, 2012. The ARO, at September 30, 2011, and related accretion expense during the fiscal year 2011 were approximately $2.1 million and $0.2 million, respectively.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. LEASES, COMMITMENTS AND OTHER AGREEMENTS (Continued)

        The Company owns land used in its quarry operations. The Company is required to perform land restoration pursuant to the conditional use permit related to certain acreage used in its quarry operations. The Company estimated the present value of the cost for such land restoration work, adjusted for the future value of such costs over the terms of the above agreements. The liability at September 30, 2012 and 2011, for such estimated land restoration costs is $2.1 million and $2.0 million, respectively, and is included in other non-current liabilities in the consolidated balance sheets at September 30, 2012 and 2011.

15. LEASES—THE COMPANY AS LESSOR

        MPP leases retail gasoline service stations to unrelated third-party dealers. The lease contracts include land, building, and property and equipment. The lease terms range from one to 15 years and certain leases contain provisions for lease renewal and rent escalation. The terms of the leases also include certain minimum fuel purchase thresholds.

        Future minimum rental income for all operating leases is as follows (in millions):

Years Ending September 30
2013	$2.1
2014	1.6
2015	1.1
2016	0.6
2017	0.6
Thereafter	2.4

Total minimum lease payments	$8.4

        Rental income totaled $2.2 million and $1.6 million for the fiscal years ended September 30, 2012 and 2011, respectively, and is included in other revenues in the consolidated statements of income. There was no rental income for the fiscal year ended September 30, 2010.

        The cost and accumulated depreciation related to property leased to MPP's dealers as of September 30, 2012 and 2011, were as follows (in millions):

	2012	2011
Land	$9.4	$9.4
Building and improvements	6.4	6.6
Equipment	2.0	2.1
Less accumulated depreciation	(2.5)	(2.2)

Total	$15.3	$15.9

16. RELATED PARTY TRANSACTIONS

        The Company entered into contracts, as a subcontractor and supplier, with various entities owned by certain stockholders and directors. Revenues earned by the Company from these entities were $11.2 million, $10.1 million, and $13.0 million for the years ended September 30, 2012, 2011 and 2010,

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. RELATED PARTY TRANSACTIONS (Continued)

respectively. Receivables from these entities were $2.9 million and $2.7 million as of September 30, 2012 and 2011, respectively.

17. CONTINGENCIES

        There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's consolidated financial statements.

18. RESTATEMENT

        Subsequent to the issuance of the September 30, 2012 consolidated financial statements, the Company determined that its previously issued 2010 consolidated financial statements were misstated due to intercompany transactions that were not eliminated in the consolidated statement of income; as a result, revenues and cost of revenues were overstated by approximately $18.9 million. The accompanying 2010 consolidated statement of income has been restated. Management has concluded this correction is immaterial to the consolidated financial statements. The impact of the correction to revenues and cost of revenues for the year ended September 30, 2010 is summarized below (in millions):

	As Previously Reported	Correction	As Restated
Revenues—Construction and natural materials	$217.0	$(18.9)	$198.1
Cost of construction and natural materials	$179.1	$(18.9)	$160.2

19. SUBSEQUENT EVENTS

        On May 10, 2013, Grace renewed its $10.0 million line of credit for one additional year through May 2014.

        On April 8, 2013, MPP renewed its $5.0 million line of credit for one additional year through April 2014.

        On May 20, 2013, GP/RM increased its credit line to $4.0 million and extended the maturity date to May 2014.

        On June 6, 2013, Alexander & Baldwin, Inc. ("A&B"), A&B II, LLC, a Hawaii limited liability company and a direct, wholly owned subsidiary of A&B ("Merger Sub"), Grace, GPC Holdings, Inc., a Hawaii corporation and a wholly owned subsidiary of Grace ("Grace Holdings"), and David C. Hulihee, in his capacity as the shareholders' representative, entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Grace Holdings with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of A&B (the "Merger"). Prior to the Merger, Grace will undertake a restructuring in order to separate its natural materials and construction businesses ("Grace Businesses") from its petroleum and retail gasoline businesses, so that A&B will acquire only the Grace Businesses in the Merger.

        As a result of the Merger, Grace Holdings shareholders will receive, in the aggregate, $235 million (or approximately $1,440 per share), subject to adjustment, consisting of a combination of shares of A&B common stock and cash. Subject to certain adjustments, 85% of the consideration will be paid in

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. SUBSEQUENT EVENTS (Continued)

the form of shares of A&B common stock and 15% will be paid in cash. The number of shares of A&B common stock to be received by Grace Holdings shareholders will be determined at closing, subject to a collar limiting the maximum and minimum number of shares that A&B will issue in the Merger.

        In addition to obtaining the approval of the issuance of A&B common stock in the Merger by A&B shareholders and the approval of the Merger Agreement by Grace Holdings shareholders, consummation of the Merger is subject to various customary closing conditions.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income and Comprehensive Income

(Unaudited)

	Six Months Ended March 31,
(In millions)	2013	2012
Operating Revenue:
Construction and natural materials	$107.6	$88.9
Petroleum product and other revenues	139.3	142.3

Total operating revenue	246.9	231.2

Operating Costs and Expenses:
Cost of construction and natural materials	87.9	73.3
Cost of petroleum products and other expenses	126.5	128.1
Selling, general and administrative	22.7	21.1

Total operating costs and expenses	237.1	222.5

Operating Income	9.8	8.7
Other Income and (Expense):
Earnings from unconsolidated affiliate	0.3	0.2
Interest expense	(2.3)	(2.3)
Interest income	0.1	0.1
Other income (expense)	0.3	0.3

Income Before Income Taxes	8.2	7.0
Income tax expense	2.6	2.3

Net Income and Comprehensive Income	5.6	4.7
(Income) loss attributed to noncontrolling interest	(0.5)	0.1

Net Income and Comprehensive Income Attributable to Grace	$5.1	$4.8

See Notes to Condensed Consolidated Financial Statements.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(In millions)	March 31, 2013	September 30, 2012
ASSETS
Current Assets
Cash and cash equivalents	$10.8	$21.8
Trade receivables, net	53.4	47.6
Contracts retention	9.6	9.1
Current portion of notes and other receivables	0.3	0.3
Costs and estimated earnings in excess of billings on uncompleted contracts	12.2	8.6
Inventories	48.3	38.9
Deferred income taxes	0.8	1.0
Prepaid expenses and other assets	4.7	2.1

Total current assets	140.1	129.4
Property—net	179.0	169.5
Intangible assets—net	18.8	20.1
Goodwill	24.8	24.8
Investment in unconsolidated affiliate	3.4	3.6
Notes receivable—less current portion	3.5	3.8
Other assets	1.3	2.1

Total Assets	$370.9	$353.3

LIABILITIES AND EQUITY
Current Liabilities
Line of credit	$33.0	$14.3
Accounts payable	19.5	22.1
Contract retention payable	1.4	1.2
Accrued payroll benefits and other liabilities	15.3	13.1
Notes payable and current portion of long-term debt	14.0	14.2
Billings in excess of costs and estimated earning on uncompleted contracts	8.8	6.7
Dividends payable	—	3.3

Total current liabilities	92.0	74.9

Long-term Liabilities
Long-term debt	79.1	81.3
Deferred income taxes	17.4	18.3
Other non-current liabilities	9.5	11.4

Total long-term liabilities	106.0	111.0

Commitments and contingencies (Note 13)
Equity
Common stock	103.7	103.8
Notes receivable for stock	(6.4)	(6.5)
Retained earnings	72.1	67.1

Stockholders' equity—net	169.4	164.4

Noncontrolling interest	3.5	3.0

Total equity	172.9	167.4

Total liabilities and equity	$370.9	$353.3

See Notes to Condensed Consolidated Financial Statements.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended March 31,
(In millions)	2013	2012
Cash Flows Used in Operating Activities:	$(7.7)	$(0.5)
Cash Flows From Investing Activities:
Capital expenditures	(16.7)	(7.1)
Proceeds (payments) from the acquisition of subsidiary, net of cash acquired	—	(21.3)
Collection of notes receivable	0.3	—

Net cash used in investing activities	(16.4)	(28.4)

Cash Flows From Financing Activities:
Repurchase of common stock	(0.1)	(1.2)
Issuance of common stock	—	1.1
Proceeds (payments) on line of credit agreements, net	18.7	13.8
Borrowings on notes payable	3.5	22.5
Payments on notes payable	(5.9)	(6.5)
Dividends paid	(3.3)	(3.7)
Collections on notes receivable from stockholders	0.2	0.8

Net cash provided by financing activities	13.1	26.8

Cash and Cash Equivalents:
Net decrease for the period	(11.0)	(2.1)
Balance, beginning of period	21.8	35.1

Balance, end of period	$10.8	$33.0

Other Cash Flow Information:
Interest paid, net of amounts capitalized	$2.4	$2.3
Income taxes received paid	$4.2	$2.2
Non-cash Activities:
Capital expenditures included in accounts payable and accrued expenses	$0.5	$0.1
Dividends declared, but not paid	$—	$1.8

See Notes to Condensed Consolidated Financial Statements.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. BACKGROUND AND BASIS OF PRESENTATION

        Grace Pacific Corporation (now Grace Pacific LLC) ("Grace" or the "Company") is a vertically integrated natural materials, construction services, and petroleum distribution company that operates in the State of Hawaii. Grace is headquartered in Honolulu, HI and operates the following two businesses—the Natural Materials and Construction business and the Petroleum business.

        Natural Materials and Construction business —mines, processes, and sells crushed basalt aggregate; imports Canadian sand and aggregates for sale and use; imports and markets liquid asphalt; manufactures and markets asphaltic concrete; accepts for a fee, recycles and sells for reuse, demolition pavement and concrete; performs asphalt paving as prime contractor and subcontractor; manufactures and supplies precast/prestressed concrete products; provides construction-related services, including guardrail, fencing and sign installation, and the rental and sales of safety and specialty traffic control equipment and supplies; provides traffic control services; manufactures commercial signs and banners; and performs application of maintenance-related encapsulation product.

        Petroleum business —acquires, distributes and directly markets petroleum products in Hawaii; owns the exclusive rights to use the 76 brand in Hawaii and provides 76 branded fuel to 73 retail gas stations on Oahu, Maui, Kauai and Hawaii Island; holds a Chevron jobbership license, facilitating the delivery of refined petroleum to gas stations and other end users on the islands of Kauai and Molokai; markets bulk petroleum products to unbranded locations and end users; and operates petroleum product terminals.

        The consolidated financial statements include the accounts of Grace and its subsidiaries, all of which are wholly owned except for GP/RM Prestress, LLC and GLP Asphalt, LLC, which are owned 51% and 70%, respectively. The remaining interest in GP/RM Prestress, LLC and GLP Asphalt, LLC is reported as non-controlling interest in the consolidated financial statements. Significant intercompany balances and transactions have been eliminated in consolidation.

        Grace's consolidated subsidiaries include the following entities:

  •
  Grace Pacific Precast, Inc. (GPP)—GPP is a former manufacturer and supplier in the precast concrete industry. The assets and operations of GPP were contributed to GP/RM Prestress LLC in 2006. GPP is the 51% member manager of GP/RM Prestress LLC.

  •
  GP/RM Prestress, LLC (GP/RM)—GP/RM is a manufacturer and supplier in the prestress and precast concrete industry. The accounts of GP/RM have been consolidated with Grace and the non-controlling interest's share of income has been reflected in the consolidated statements of income and stockholders' equity of Grace. Grace has a 51% economic and voting interest in GP/RM.

  •
  GP Roadway Solutions, Inc. (GPRS)—GPRS operates as a subcontractor and prime contractor of construction operations. GPRS provides guardrail, fencing and sign installation and maintenance; rents and sells safety and traffic control equipment and supplies; provides traffic control services; provides road and parking lot striping, seal coating and crack sealing, and security services; and performs application of maintenance-related encapsulation product.

  •
  GLP Asphalt, LLC (GLP)—GLP imports, stores, and sells liquid asphalt. Grace has a 70% economic and voting interest in GLP. The accounts of GLP have been consolidated with Grace

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

1. BACKGROUND AND BASIS OF PRESENTATION (Continued)

    and the non-controlling interest's share of income has been reflected in the consolidated statements of income and stockholders' equity of Grace.

  •
  Koko'oha Investments, Inc. (KI)—KI is the parent company of Mid Pac Petroleum, LLC (MPP), which operates retail gasoline stations, supplies retail gasoline stations under the 76 brand, markets bulk petroleum products, and operates product terminals in the state of Hawaii. On November 1, 2011, MPP acquired Inter Island Petroleum, Inc. (IIP), a petroleum fuel and products provider with operations primarily on Kauai. Prior to the acquisition of Grace by A&B, Grace Holdings, Grace and KI will enter into a Separation Agreement pursuant to which all of the shares of KI will be distributed to Grace Holdings shareholders on a pro rata basis.

        Grace also holds a 50% economic and voting interest in Maui Paving, LLC (MP LLC), which provides asphalt paving and sells asphaltic concrete on the islands of Maui and Molokai. MP LLC is accounted for using the equity method because Grace does not have a controlling financial interest, but has the ability to exercise significant influence over the investee.

2. BASIS OF PRESENTATION

        The condensed consolidated financial statements are unaudited. Because of the nature of the Company's operations, the results for interim periods are not necessarily indicative of results to be expected for the year. While these condensed consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (GAAP) for complete financial statements. Therefore, the interim condensed consolidated financial statements should be read in conjunction with the consolidated balance sheets as of September 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended September 30, 2012 and the notes thereto included in this proxy statement/prospectus.

3. INVENTORIES

        Inventories as of March 31, 2013 and September 30, 2012, consisted of the following (in millions):

	March 31, 2013	September 30, 2012
Processed rock, Portland cement and sand	$11.0	$11.1
Retail merchandise	2.6	3.0
Work in progress	2.5	2.8
Fuel products	7.4	10.0
Asphalt and petroleum products	24.4	11.5
Parts and supplies	0.4	0.5

Total	$48.3	$38.9

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash, receivables, and payables are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The carrying values of substantially all the Company's notes payable approximate their fair value.

5. COMMITMENTS AND CONTINGENCIES

        There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse effect on the Company's consolidated financial statements.

6. INCOME TAXES

        The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Deferred tax assets and deferred tax liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when the temporary differences reverse. Adjustments may be required to deferred tax assets and deferred tax liabilities due to changes in tax laws and audit adjustments by tax authorities. To the extent adjustments are required in any given period, the adjustments would be included within the tax provision in the condensed consolidated statements of income or balance sheets.

        For interim financial reporting periods, the Company estimates its effective annual tax rate based on projected taxable income for the full year and records a quarterly tax provision at the estimated annual effective tax rate. In subsequent reporting periods, the Company refines its estimate of taxable income for the full year, and as new information becomes available. Changes to the Company's estimated effective tax rate for the year are recorded as an adjustment to the income tax provision during the quarter in which the change in estimate occurs, such that the year-to-date provision reflects the expected annual effective tax rate.

7. RECENT ACCOUNTING PRONOUNCEMENTS

        In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force)." This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. This stipulates (1) it will include the amount the entity agreed to pay for the arrangement between them and the other entities that that are also obligated to the liability and (2) any additional amount the entity expects to pay on behalf of the other entities. The objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The amendments in this update are effective for fiscal periods (and interim reporting periods within those years) beginning after December 15, 2013. This standard is not expected to have a material impact on the Company's reported results of operations or financial position.

GRACE PACIFIC CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

8. SUBSEQUENT EVENTS

        On May 10, 2013, Grace renewed its $10.0 million line of credit for one additional year through May 2014.

        On April 8, 2013, MPP renewed its $5.0 million line of credit for one additional year through April 2014.

        On May 20, 2013, GP/RM increased its credit line to $4.0 million and extended the maturity date to May 2014.

        On June 6, 2013, Alexander & Baldwin, Inc. ("A&B"), A&B II, LLC, a Hawaii limited liability company and a direct, wholly owned subsidiary of A&B ("Merger Sub"), Grace, GPC Holdings, Inc., a Hawaii corporation and a wholly owned subsidiary of Grace ("Grace Holdings"), and David C. Hulihee, in his capacity as the shareholders' representative, entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Grace Holdings with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of A&B (the "Merger"). Prior to the Merger, Grace will undertake a restructuring in order to separate its natural materials and construction businesses ("Grace Businesses") from its petroleum and retail gasoline businesses, so that A&B will acquire only the Grace Businesses in the Merger.

        As a result of the Merger, Grace Holdings shareholders will receive, in the aggregate, $235 million (or approximately $1,440 per share), subject to adjustment, consisting of a combination of shares of A&B common stock and cash. Subject to certain adjustments, 85% of the consideration will be paid in the form of shares of A&B common stock and 15% will be paid in cash. The number of shares of A&B common stock to be received by Grace Holdings shareholders will be determined at closing, subject to a collar limiting the maximum and minimum number of shares that A&B will issue in the Merger.

        In addition to obtaining the approval of the issuance of A&B common stock in the Merger by A&B shareholders and the approval of the Merger Agreement by Grace Holdings shareholders, consummation of the Merger is subject to various customary closing conditions.

 Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ALEXANDER & BALDWIN, INC.,

A&B II, LLC,

GRACE PACIFIC CORPORATION,

GPC HOLDINGS,  INC.

and

DAVID C. HULIHEE
(as the Shareholders' Representative)

Dated as of June 6, 2013

A-i

A-ii

A-iii

Page
Adjustment Payment	A-9
Affiliate	A-19
Affiliate Arrangement	A-19
Agreed Accounting Principles	A-7
Agreement	A-1
Antitrust Laws	A-37
Articles of Merger	A-3
Assets	A-16
Audited Financial Statements	A-14
Bankruptcy Exceptions	A-12
Basket Amount	A-51
Benefit Plan	A-22
Business Day	A-3
Canceled Shares	A-4
Certificates	A-5
Claim	A-16
Claims Notice	A-50
Cleanup	A-27
Closing	A-3
Closing Aggregate Cash Consideration	A-4
Closing Aggregate Merger Consideration	A-4
Closing Aggregate Stock Consideration	A-4
Closing Date	A-3
Closing Date Schedule	A-8
Closing Per Share Cash Consideration	A-5
Closing Per Share Merger Consideration	A-4
Closing Per Share Stock Consideration	A-5
Closing Shareholders' Equity	A-8
Code	A-22
Company	A-2
Company Common Stock	A-1
Company Disclosure Schedule	A-11
Company Indemnified Parties	A-49
Company Intellectual Property	A-26
Company Material Adverse Effect	A-15
Company Notice of Superior Proposal	A-44
Company Shareholder Approvals	A-12
Company Shareholders	A-4
Company Subsidiaries	A-2
Company Tax Counsel	A-48
Company Tax Opinion	A-48
Confidentiality Agreement	A-36
Contract	A-19
control	A-19
D&O Indemnified Parties	A-39
DCCA	A-3
Deloitte	A-41
Dissenting Shares	A-7
Due Date	A-54
Effective Time	A-3

A-iv

Page
Environmental Claim	A-27
Environmental Laws	A-27
ERISA	A-22
ERISA Affiliate	A-22
Estimated Closing Shareholders' Equity	A-7
Excess Recovery	A-51
Final Aggregate Cash Payment	A-10
Final Aggregate Merger Consideration	A-4
Financial Statements	A-14
Former Company Employees	A-45
GAAP	A-14
Governmental Approval	A-13
Governmental Authority	A-13
GPC Holdings	A-1
Grace	A-1
Grace Businesses	A-1
Grace Common Stock	A-1
Hazardous Materials	A-28
HBCA	A-3
HLLCA	A-3
Holdback Amount	A-4
Holdback Amount Adjustment Meetings	A-52
Holdback Per Share Merger Consideration	A-5
Holding Company Reorganization	A-1
Holding Company Reorganization Agreement	A-40
Holding Company Reorganization Approval	A-12
Holding Company Reorganization Disclosure Materials	A-43
Holding Company Reorganization Special Meeting	A-42
HSR Act	A-13
Indebtedness	A-15
Indemnified Party	A-50
Indemnifying Party	A-50
Independent Accountant	A-8
Intellectual Property	A-26
Interim Financial Statements	A-14
KI	A-1
Knowledge	A-61
Laws	A-13
Lease	A-17
Leased Real Property	A-17
Liabilities	A-15
License Agreements	A-25
Liens	A-13
LLC Conversion	A-1
LLC Conversion Approval	A-12
LLC Conversion Documents	A-40
Loss	A-49
Material Contract	A-19
Maximum Price	A-5
Mediator	A-52

A-v

Page
Merger	A-1
Merger Approval	A-12
Merger Disclosure Materials	A-43
Merger Special Meeting	A-43
Merger Sub	A-1
Merger Sub Health and Welfare Benefit Plans	A-45
Merger Sub's Section 125 Plan	A-45
Minimum Price	A-5
MP Businesses	A-1
NYSE	A-5
Objection Notice	A-52
Organizational Documents	A-12
Owned Real Property	A-16
Parent	A-1
Parent Common Stock	A-2
Parent Common Stock Value	A-5
Parent Indemnified Parties	A-49
Parent Material Adverse Effect	A-31
Parent SEC Reports	A-30
Parent Shareholder Approval	A-29
Parent Shareholders' Meeting	A-42
Parent Tax Counsel	A-47
Parent Tax Opinion	A-47
Permits	A-16
Permitted Liens	A-16
Person	A-12
Pre-Closing Tax Period	A-54
Pre-Closing Tax Returns	A-54
Pre-Separation Tax Period	A-40
Principal Shareholders	A-2
Pro Rata Portion	A-52
Proxy Statement/Prospectus	A-42
Purchase Price Adjustment Holdback Amount	A-9
Real Property	A-17
Registration Statement	A-41
Release	A-28
Representatives	A-34
Reserved Amount	A-53
Restructuring	A-1
Restructuring Agreements	A-41
Scheduled Matters	A-49
SEC	A-30
Securities Act	A-30
Separation	A-1
Separation Agreement	A-40
Separation Ancillary Agreements	A-41
Separation Taxes	A-1
Shareholders' Equity	A-8
Shareholders' Representative	A-59
Shareholders' Representative Expense Fund	A-4

A-vi

Page
Shareholders' Representative Expense Fund Residual	A-60
Statement of Objection	A-8
Straddle Period	A-53
Straddle Tax Returns	A-54
Subsidiary	A-11
Superior Proposal	A-35
Supplemental Disclosure	A-39
Survival Period	A-48
Surviving Entity	A-3
Takeover Proposal	A-35
Tax	A-22
Tax Matters Agreement	A-40
Tax Opinions	A-48
Tax Return	A-22
Taxes	A-22
Taxing Authority	A-22
Termination Fee	A-58
Termination Period	A-39
Third Party Claim	A-50
Trademarks	A-26
Transaction Agreements	A-2
Transactions	A-2
Treasury Regulations	A-22
True Up Per Share Merger Consideration	A-9
Voting Agreement	A-2
WARN	A-24

A-vii

 AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2013 (this "Agreement"), is made and entered into by and among (a) Alexander & Baldwin, Inc., a Hawaii corporation ("Parent"), (b) A&B II, LLC, a Hawaii limited liability company and a wholly owned subsidiary of Parent ("Merger Sub"), (c) Grace Pacific Corporation, a Hawaii corporation ("Grace"), (d) GPC Holdings, Inc., a Hawaii corporation and initially a wholly owned subsidiary of Grace and, following the Holding Company Reorganization (as defined herein), the parent company of Grace ("GPC Holdings"), and (e) David C. Hulihee, in his capacity as the Shareholders' Representative (as defined herein).

        WHEREAS, it is the intention of the parties hereto that Grace separate its natural materials and construction businesses (the "Grace Businesses") from its petroleum and retail gasoline businesses (the "MP Businesses") and that Parent acquire the Grace Businesses;

        WHEREAS, in connection with the foregoing, prior to the Closing (as defined herein), Grace and GPC Holdings will enter into the Holding Company Reorganization Agreement (as defined herein), pursuant to which a wholly owned subsidiary of GPC Holdings shall merge with and into Grace, with Grace surviving as a wholly owned subsidiary of GPC Holdings (the "Holding Company Reorganization");

        WHEREAS, pursuant to the Holding Company Reorganization Agreement, each issued and outstanding share of common stock, without par value, of Grace ("Grace Common Stock") shall be converted into one share of common stock, without par value, of GPC Holdings ("Company Common Stock");

        WHEREAS, following the Holding Company Reorganization and prior to the Closing, GPC Holdings shall cause Grace to convert into a limited liability company duly formed and organized under the laws of the State of Hawaii pursuant to Section 414-271 of the HBCA (as defined herein) and Section 428-902.5 of the HLLCA (as defined herein) (the "LLC Conversion") (following the LLC Conversion, the term "Grace" as used in this Agreement shall refer to such limited liability company);

        WHEREAS, for United States federal income tax purposes, the parties intend to treat the Holding Company Reorganization and the LLC Conversion as part of the same plan and as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (as defined herein);

        WHEREAS, Parent has required, as a condition precedent to the Merger (as defined below) that, following the Holding Company Reorganization and LLC Conversion and prior to the Closing, GPC Holdings shall, and shall cause Koko'oha Investments, Inc., a Hawaii corporation ("KI"), to, enter into the Separation Agreement (as defined herein) pursuant to which GPC Holdings shall cause Grace to distribute 100% of its ownership of KI to GPC Holdings and GPC Holdings shall distribute 100% of its ownership of KI to the holders of Company Common Stock on a pro rata basis (the "Separation" and, together with the Holding Company Reorganization and the LLC Conversion, the "Restructuring");

        WHEREAS, the parties acknowledge that as a result of the Separation, the Company will be liable for taxes under Section 355(e) of the Code and corresponding state and local provisions with respect to the distribution of the ownership of KI to the holders of Company Common Stock as a result of the Separation (such Taxes and any other Taxes arising as a result of the Separation , the "Separation Taxes");

        WHEREAS, (a) the Board of Directors of Parent has determined that, following the Restructuring, the merger of GPC Holdings with and into Merger Sub (the "Merger"), with Merger Sub surviving the Merger, is advisable and in the best interests of Parent; (b) the Board of Directors of Merger Sub has determined that, following the Restructuring, the Merger is advisable and in the best interests of its member; and (c) the Boards of Directors of Grace and GPC Holdings have determined that the Transactions (as defined herein) are advisable and in the best interests of their respective shareholders;

        WHEREAS, the respective Boards of Directors of Parent, Merger Sub, Grace and GPC Holdings have approved and declared advisable this Agreement and the Merger upon the terms and subject to the conditions set forth herein;

        WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has adopted this Agreement and approved the Merger upon the terms and subject to the conditions set forth herein;

        WHEREAS, Parent has required that 15% of the merger consideration be paid in cash and, accordingly, Grace and GPC Holdings have agreed that 15% of the merger consideration may be paid in cash;

        WHEREAS, pursuant to the Merger and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of Company Common Stock shall be converted into the right to receive a combination of cash and shares of common stock, without par value, of Parent ("Parent Common Stock") as set forth in this Agreement;

        WHEREAS, for United States federal income tax purposes, the parties intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is hereby adopted as a plan of reorganization for purposes of Section 368 of the Code and Treasury Regulations (as defined herein) Section 1.368-2(g);

        WHEREAS, concurrently with the execution and delivery of this Agreement, certain principal shareholders of Grace (the "Principal Shareholders") and Parent have entered into (a) an agreement pursuant to which each of the Principal Shareholders has agreed to (i) vote all of the shares of Grace Common Stock beneficially owned by such shareholder in favor of the Holding Company Reorganization; (ii) vote all of the shares of Company Common Stock beneficially owned by such shareholder following consummation of the Holding Company Reorganization in favor of this Agreement and the Merger; and (iii) vote all such shares against any transaction or other action that would interfere with any of the Transactions (the "Voting Agreement") and (b) an agreement pursuant to which each of the Principal Shareholders has agreed, subject to certain exceptions, not to offer, sell, pledge, hypothecate or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock issued to such Principal Shareholder pursuant to this Agreement for a period of time following consummation of the Merger;

        WHEREAS, (a) prior to the consummation of the Holding Company Reorganization, references to the "Company" herein refer to Grace and references to the "Company Subsidiaries" herein refer to all Subsidiaries of Grace (including GPC Holdings) and (b) following consummation of the Holding Company Reorganization, references to the "Company" herein refer to GPC Holdings and references to the "Company Subsidiaries" herein refer to all Subsidiaries of GPC Holdings (including Grace); and

        WHEREAS, (a) this Agreement and the Restructuring Agreements are referred to herein collectively as the "Transaction Agreements" and (b) the Merger, the Restructuring and any other transactions contemplated by this Agreement and the Restructuring Agreements are referred to herein collectively as the "Transactions."

        NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and of other good and valuable consideration,

the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

        Section 1.1    The Merger.     Upon the terms and subject to the conditions of this Agreement, and in accordance with the Hawaii Business Corporation Act, Hawaii Revised Statutes Chapter 414 ("HBCA"), and the Hawaii Limited Liability Company Act, Hawaii Revised Statutes Chapter 428 ("HLLCA"), at the Effective Time, GPC Holdings shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of GPC Holdings shall cease and Merger Sub shall continue as the surviving entity following the Merger (sometimes referred to herein as the "Surviving Entity"). The existence of the Merger Sub shall continue unaffected and unimpaired by the Merger and, as the Surviving Entity, it shall be governed by the HLLCA.

        Section 1.2    Closing     The closing of the Merger (the "Closing") shall take place at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the fifth Business Day following the satisfaction or waiver of all of the conditions set forth in Article VI hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Cades Schutte LLP, 1000 Bishop Street / Suite 1200, Honolulu, Hawaii 96813, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the "Closing Date." As used in this Agreement, the term "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Honolulu, Hawaii are authorized or required by Law to close.

        Section 1.3    Effective Time.     Subject to the terms and conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing articles of merger (the "Articles of Merger") with the Director of Commerce and Consumer Affairs of the State of Hawaii ("DCCA") and by making all other filings or recordings required under the HBCA and the HLLCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the DCCA, or at such subsequent date or time as the parties shall agree and specify in the Articles of Merger, but not later than thirty (30) days after filing of the Articles of Merger. The time at which the Merger becomes effective is referred to herein as the "Effective Time."

        Section 1.4    Effect of the Merger.     At the Effective Time, the effect of the Merger shall be as provided in Section 414-316 of the HBCA and Section 428-906 of the HLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of GPC Holdings and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of GPC Holdings and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

        Section 1.5    Organizational Documents of the Surviving Entity.     The articles of organization and the limited liability company operating agreement of Merger Sub, each as in effect immediately prior to the Effective Time, shall be the articles of organization and the limited liability company operating agreement of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law.

        Section 1.6    Directors and Officers of the Surviving Entity.     The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE II

CONVERSION OF SECURITIES

        Section 2.1    Merger Consideration.

          (a)   The aggregate merger consideration to be paid pursuant to this Agreement following conclusion of the post-Closing "true-up" procedures described in Section 2.11 (the "Final Aggregate Merger Consideration") shall be (i) $235 million, minus (ii) the amount, if any, by which $113 million exceeds Closing Shareholders' Equity.

          (b)   The aggregate merger consideration to be paid pursuant to this Agreement prior to the post-Closing "true-up" procedures described in Section 2.11 (the "Closing Aggregate Merger Consideration") shall be (i) $235 million, minus (ii) the amount, if any, by which $113 million exceeds Estimated Closing Shareholders' Equity.

          (c)   The "Closing Aggregate Stock Consideration," as may be adjusted pursuant to Section 2.12, means eighty-five percent (85%) of the Closing Aggregate Merger Consideration. The "Closing Aggregate Cash Consideration," as may be adjusted pursuant to Section 2.12, means fifteen percent (15%) of the Closing Aggregate Merger Consideration.

          (d)   An amount of cash equal to twelve percent (12%) of the Closing Aggregate Merger Consideration shall be withheld from holders of Company Common Stock and retained by Parent following the Effective Time as security for the obligations of Company Shareholders pursuant to Section 2.11, Article VII and Article VIII hereof (the "Holdback Amount"). The Holdback Amount shall be reduced from time to time as set forth in Section 2.11, Article VII and Article VIII hereof and shall be delivered to the Company Shareholders, in cash, at the times and in the amounts set forth in Section 2.11 and Article VII.

          (e)   After (i) fully funding the Holdback Amount pursuant to the first sentence of Section 2.1(d) and (ii) making the adjustments provided in Section 2.12(a), an amount of cash equal to $1 million of the Closing Aggregate Merger Consideration shall be withheld from the remaining Closing Aggregate Cash Consideration payable to holders of Company Common Stock and shall be paid to the Shareholders' Representative (the "Shareholders' Representative Expense Fund") to be used and distributed by the Shareholders' Representative in accordance with Section 10.1.

        Section 2.2    Conversion of Shares.     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Grace, GPC Holdings or any holders of shares of Company Common Stock ("Company Shareholders"):

          (a)    Cancellation of Certain Company Common Stock.    Each share of Company Common Stock that is owned by GPC Holdings as treasury stock, if any, and all shares of Company Common Stock that are owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent or any Subsidiary of GPC Holdings, immediately prior to the Effective Time (the "Canceled Shares"), shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (b)    Conversion of Company Common Stock.    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Canceled Shares and any Dissenting Shares) shall be converted into the right to receive (i) the Closing Per Share Stock Consideration, (ii) the Closing Per Share Cash Consideration (which, together with the

  Closing Per Share Stock Consideration, is referred to as the "Closing Per Share Merger Consideration"), (iii) the True Up Per Share Merger Consideration, if any, in accordance with Section 2.11, (iv) the pro rata amounts of payments, if any, of all or a portion of the Holdback Amount, from time to time, in accordance with Section 2.11 and Article VII (such amounts, the "Holdback Per Share Merger Consideration") and (v) a pro rata portion of the Shareholders' Representative Expense Fund Residual, if any, in accordance with Section 10.1. The "Closing Per Share Stock Consideration" means the number of shares of Parent Common Stock equal to (A) (x) the Closing Aggregate Stock Consideration divided by (y) the Parent Common Stock Value, calculated to the nearest one-ten thousandth of a share, divided by (B) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Canceled Shares), calculated to the nearest one-ten thousandth of a share. The "Closing Per Share Cash Consideration" means (A) (x) the Closing Aggregate Cash Consideration minus (y) the sum of the Holdback Amount and the Shareholders' Representative Expense Fund, divided by (B) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Canceled Shares), calculated to the nearest one one-hundredth of one cent.

          (c)    Parent Common Stock Value.    The term "Parent Common Stock Value" shall mean the volume weighted average of the trading prices of the Parent Common Stock on the New York Stock Exchange ("NYSE") for the twenty (20) consecutive trading days ending on the third trading day prior to the Closing Date; provided, however, (i) if such average trading price is greater than $37.50 (the "Maximum Price"), the term Parent Common Stock Value shall mean the Maximum Price and (ii) if such average trading price is less than $31.50 (the "Minimum Price"), the term Parent Common Stock Value shall mean the Minimum Price. The Parent Common Stock Value shall be calculated to the nearest one one-hundredth of a cent.

        Section 2.3    Fractional Shares.     No certificates or scrip representing fractional shares of Parent Common Stock shall be issued to the Company Shareholders, and the Company Shareholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a shareholder of Parent with respect to any fractional shares of Parent Common Stock that would have otherwise been issued to the Company Shareholders. In lieu of any fractional shares of Parent Common Stock that would have otherwise been issued, each Company Shareholder that would have been entitled to receive a fractional share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that would be received by such Company Shareholder) shall, upon surrender of such person's Certificates, receive a cash payment equal to the Parent Common Stock Value multiplied by such fraction.

        Section 2.4    Reclassification of Parent Securities.     If, at any time during the period between the date of this Agreement and the Effective Time (or any later time at which shares of Parent Common Stock are to be issued pursuant to this Agreement), any change in the outstanding shares of capital stock of Parent shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the provisions of this Article II and Section 9.1(l) and Section 9.1(m) shall be equitably adjusted.

        Section 2.5    Exchange Procedures.     In the event that any shares of Company Common Stock are in certificated form, then as soon as reasonably practicable after the Effective Time (and in any event within three (3) Business Days after the Effective Time), Parent shall use commercially reasonable efforts to mail, or cause to be mailed, to each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (a) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Parent's transfer agent (or other designated agent), and which letter shall be in customary form and have such other provisions as Parent may reasonably specify, including with respect to title and (b) instructions for effecting the surrender of such Certificates. Upon surrender of a Certificate to Parent's transfer agent (or other designated agent) together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by Parent, the holder of such Certificate shall be entitled to receive, in exchange for each share of Company Common Stock represented by such Certificate, the Closing Per Share Merger Consideration to which such holder is entitled with respect to such share pursuant to Section 2.2(b), as well as the True Up Per Share Merger Consideration, if any, in accordance with Section 2.11, and the Holdback Per Share Merger Consideration, if any. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of GPC Holdings, the Closing Per Share Merger Consideration to which such holder is entitled pursuant to Section 2.2(b) may be delivered with respect to such shares to such a transferee if the Certificate representing such shares is presented to Parent's transfer agent (or other designated agent), accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. In the event that shares of Company Common Stock are in uncertificated form, Parent shall cause Parent's transfer agent promptly after the Effective Time to deliver an account statement to such holder reflecting such holder's receipt of Parent Common Stock and cause the cash merger consideration to be paid promptly. All of the shares of Parent Common Stock to be issued in the Merger shall be distributed as uncertificated shares registered in book-entry form through the direct registration system. The Company Shareholders may specifically identify particular shares of Company Common Stock that will be exchanged for cash consideration or Parent Common Stock in accordance with Treasury Regulations Section 1.358-2.

        Section 2.6    No Liability.     None of Parent, Merger Sub, the Surviving Entity, Grace or GPC Holdings shall be liable to any Person in respect of any merger consideration delivered, in good faith, to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        Section 2.7    Lost Certificates.     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Certificate, the Surviving Entity shall deliver or cause to be delivered in exchange for such lost, stolen or destroyed Certificate pursuant to this Agreement, the merger consideration with respect to the shares of Company Common Stock formerly represented by such Certificate.

        Section 2.8    Withholding Rights.

          (a)   Each of the Surviving Entity and Parent (or their agents) shall be entitled to deduct and withhold from the merger consideration otherwise payable pursuant to this Agreement to any Company Shareholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of a Tax Law. To the extent that amounts are so withheld by the Surviving Entity or Parent (or their agents), as the case may be, and paid over to or deposited with the relevant Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Company Shareholder in respect to which such deduction and withholding was made by the Surviving Entity or Parent (or their agents), as the case may be. Whenever any such amounts are deducted or withheld by the Surviving Entity and Parent (or their agents), as promptly as practicable thereafter the Surviving Entity and Parent (or their agents) shall send to the applicable Company Shareholders documentation evidencing that any such amounts so deducted or withheld have been paid over to or deposited with the relevant Taxing Authority.

          (b)   Each holder of the shares of Company Common Stock shall deliver a certificate to Parent, as set forth in Treasury Regulations Section 1.1445-2(b) in form and substance reasonably satisfactory to Parent, establishing that such holder of the shares of Company Common Stock is not a foreign person. If Parent does not receive such certificate from a holder on or before the Closing Date, Parent may withhold from the Closing Aggregate Merger Consideration (with corresponding impact on the Closing Per Share Merger Consideration) paid with respect to such holder pursuant to this Section 2.8 in accordance with Section 1445 of the Code and the Treasury Regulations thereunder.

        Section 2.9    Transfer Books.     The transfer books of GPC Holdings shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of GPC Holdings. On or after the Effective Time, any Certificates presented to Parent or the Surviving Entity for any reason shall be converted into the applicable Closing Per Share Merger Consideration, the True Up Per Share Merger Consideration, if any, the Holdback Per Share Merger Consideration, if any, and a pro rata portion of the Shareholders' Representative Expense Fund Residual, if any, with respect to the shares of Company Common Stock formerly represented thereby.

        Section 2.10    Dissenting Shares.

          (a)   Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock held by a holder who has exercised dissenters' rights for such shares in accordance with the HBCA ("Dissenting Shares") and who, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights, shall not be converted into or represent a right to receive the Closing Per Share Merger Consideration, the True Up Per Share Merger Consideration, if any, the Holdback Per Share Merger Consideration, if any, and a pro rata portion of the Shareholders' Representative Expense Fund Residual, if any, but the holder thereof shall only be entitled to such rights as are granted by the HBCA.

          (b)   Notwithstanding the provisions of subsection (a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his dissenters' rights, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Closing Per Share Merger Consideration, without interest thereon, to which such holder is entitled with respect to such shares pursuant to Section 2.2(b) upon surrender of the certificate or certificates representing such Dissenting Shares, as well as the True Up Per Share Merger Consideration, if any, in accordance with Section 2.11, the Holdback Per Share Merger Consideration, if any, and a pro rata portion of the Shareholders' Representative Expense Fund Residual, if any.

          (c)   The Company shall give Parent (i) prompt notice of any written demands for dissenters' rights received pursuant to Part XIV of the HBCA, withdrawals of such demands, and any other instruments served pursuant to the HBCA and received thereby and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.

        Section 2.11    Shareholders' Equity Adjustment.

          (a)    Estimated Closing Shareholders' Equity.    No later than five (5) Business Days prior to the scheduled Closing Date, the Company shall deliver to Parent a statement setting forth the Company's estimate of Closing Shareholders' Equity ("Estimated Closing Shareholders' Equity"), which shall be prepared in good faith and shall be determined in accordance with the accounting principles, methodologies and practices set forth in Exhibit A attached hereto (the "Agreed Accounting Principles").

          (b)    Definitions.

              (i)  "Closing Shareholders' Equity" means Shareholders' Equity of the Company as of the close of business on the Closing Date.

             (ii)  "Shareholders' Equity" means total assets minus the sum of (A) total liabilities and (B) noncontrolling interests (as reflected in the Financial Statements), but excluding the effect of the interest rate swap mark-to-market liability related to GLP Asphalt's long term note with Bank of Hawaii identified in Section 3.6(B) of the Company Disclosure Schedule.

          (c)    Closing Shareholders' Equity.    Within sixty (60) days following the Closing Date, Parent shall deliver to the Shareholders' Representative a statement setting forth Parent's calculation of Closing Shareholders' Equity (the "Closing Date Schedule"), which shall be prepared in good faith and shall be determined in accordance with the Agreed Accounting Principles, along with a description in reasonable detail of each adjustment from the calculation of Estimated Closing Shareholders' Equity. The Closing Date Schedule shall also set forth the amounts due or payable pursuant to Section 2.11(i) or Section 2.11(j).

          (d)    Review.    The Shareholders' Representative shall have thirty (30) days following the date of delivery of the Closing Date Schedule to notify Parent in writing of any objection (the "Statement of Objection") to Closing Shareholders' Equity set forth and calculated on the Closing Date Schedule or the Shareholders' Representative may give Parent written notice prior to the expiration of such thirty (30) day period that the Shareholders' Representative agrees with the Closing Date Schedule. The Statement of Objection must specify in reasonable detail the dollar amount of the objection, the basis therefor and the proposed corrections. Parent shall provide the Shareholders' Representative copies of all backup and work papers in connection with the calculation of Closing Shareholders' Equity as well as access to any books and records of the Company reasonably requested by the Shareholders' Representative in connection with the Shareholders' Representative's review of the Closing Date Schedule.

          (e)    Deemed Acceptance.    Any determination set forth in the Closing Date Schedule that is not specifically objected to in the Statement of Objection (or, if no Statement of Objection is delivered prior to the expiration of the 30-day period, the full Closing Date Schedule) shall be deemed acceptable and shall be final and binding upon the parties.

          (f)    No Disagreement.    If the Shareholders' Representative is not given written notice of Parent's disagreement with the Statement of Objection within ten (10) Business Days after the receipt thereof, or if Parent has given the Shareholders' Representative written notice that it agrees with the Statement of Objection prior to the expiration of such ten (10) Business Day period, Closing Shareholders' Equity as adjusted by the Statement of Objection shall be deemed acceptable and shall be final and binding upon the parties.

          (g)    Review by Accountant.    If the Shareholders' Representative provides Parent with a Statement of Objection and Parent provides the Shareholders' Representative written notice of any disagreement with the Statement of Objection within ten (10) Business Days after the receipt thereof, Parent and the Shareholders' Representative shall use their commercially reasonable efforts to resolve all disputed items and amounts pursuant to good faith negotiations. If Parent and the Shareholders' Representative are unable to resolve the disagreement within thirty (30) days of receipt of Parent's notice of disagreement, the determination of Closing Shareholders' Equity shall be made by an independent public accounting firm mutually agreed to by the Shareholders' Representative and Parent ("Independent Accountant"). The Independent Accountant shall be instructed to render its decision in accordance with the terms of this Agreement and shall consider only those items or amounts that are the subject of disagreement between the parties and issues directly affected by such items. The Independent Accountant shall deliver to Parent and the

  Shareholders' Representative as promptly as practicable, but in no event later than sixty (60) days after the Independent Accountant is engaged, a written report setting forth its resolution and, if applicable, its calculation of the disputed items or amounts, which shall be final and binding on the parties. In no event shall the Independent Accountant's determination result in Closing Shareholders' Equity that is less than that set forth in the Closing Date Schedule or greater than that set forth in the Statement of Objection. The parties shall promptly comply with all reasonable requests by the Independent Accountant for information, books, records and similar items. The fees and expenses of the Independent Accountant shall be paid one-half by the Company Shareholders, on the one hand (with such amount being deducted from the Purchase Price Adjustment Holdback Amount), and one-half by Parent, on the other hand. Other than the fees and expense of the Independent Accountant, each party shall be responsible for its own costs and expenses.

          (h)    Adjustment Payment.    Within three (3) Business Days after Closing Shareholders' Equity becomes final and binding upon the parties pursuant to Section 2.11(e), 2.11(f) or 2.11(g), as applicable, (i) Parent shall pay to the Shareholders' Representative for distribution pro rata to the Company Shareholders in accordance with their respective ownership of Company Common Stock immediately prior to the Effective Time, as described in Section 2.11(i), an amount equal in the aggregate to the amount, if any, by which the Final Aggregate Merger Consideration exceeds the Closing Aggregate Merger Consideration or (ii) Parent shall receive, as described in Section 2.11(j), an amount equal to the amount, if any, by which the Closing Aggregate Merger Consideration exceeds the Final Aggregate Merger Consideration (the amount of the payment pursuant to clause (i) or clause (ii) of this Section 2.11(h) being referred to as the "Adjustment Payment").

          (i)    Adjustment Payment to Company Shareholders.    In the event that an Adjustment Payment is to be paid to the Shareholders' Representative for distribution to Company Shareholders pursuant to Section 2.11(h)(i), each Company Shareholder shall receive, for each share of Company Common Stock owned by such holder immediately prior to the Effective Time, an amount equal to the Adjustment Payment divided by the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than any Canceled Shares) (the "True Up Per Share Merger Consideration"), calculated to the nearest one one-hundredth of one cent. Subject to Section 2.12, the True Up Per Share Merger Consideration shall be paid in the same proportion of cash and Parent Common Stock that the Closing Per Share Merger Consideration was paid pursuant to Section 2.2(b). In lieu of payment to the Shareholders' Representative, cash amounts may be paid by wire transfer of immediately available funds to accounts designated on the letter of transmittal described in Section 2.5, shares of Parent Common Stock may be issued in the same manner as shares issued as part of the Closing Per Share Merger Consideration and cash shall be paid in lieu of fractional shares in a manner consistent with Section 2.3.

          (j)    Adjustment Payment to Parent.    In the event that an Adjustment Payment is to be paid to Parent pursuant to Section 2.11(h)(ii), such payment shall be in the form of a reduction of the Holdback Amount.

          (k)    Holdback Amount.    In the event that an Adjustment Payment is to be paid to the Shareholders' Representative for distribution to Company Shareholders pursuant to Section 2.11(h)(i), then, in addition to the payment of such True Up Per Share Merger Consideration, Parent shall pay to the Shareholders' Representative, for distribution pro rata to the Company Shareholders in accordance with their respective ownership of Company Common Stock immediately prior to the Effective Time, a portion of the Holdback Amount equal to two percent (2%) of the Closing Aggregate Merger Consideration (the "Purchase Price Adjustment Holdback Amount") (minus any reduction to the Purchase Price Adjustment Holdback Amount pursuant to

  Section 2.11(g)). In the event that an Adjustment Payment is to be paid to Parent pursuant to Section 2.11(h)(ii) and such Adjustment Payment is less than the Purchase Price Adjustment Holdback Amount, then Parent shall pay to the Shareholders' Representative, for distribution pro rata to the Company Shareholders in accordance with their respective ownership of Company Common Stock immediately prior to the Effective Time, the difference between the Purchase Price Adjustment Holdback Amount and the Adjustment Payment (minus any reduction to the Purchase Price Adjustment Holdback Amount pursuant to Section 2.11(g)). For the avoidance of doubt, (i) the Purchase Price Adjustment Holdback Amount shall not be reduced in connection with claims under Article VII or Article VIII, but shall only be reduced in connection with payments pursuant to Section 2.11 and (ii) in the event that an Adjustment Payment is to be paid to Parent and it equals or exceeds the Purchase Price Adjustment Holdback Amount, the amount of such excess shall be paid solely by a reduction of the Holdback Amount and the Company Shareholders shall not be entitled to receive any portion of the Holdback Amount pursuant to this Section 2.11(k).

        Section 2.12    Tax Adjustment.

          (a)   Notwithstanding anything contained herein to the contrary, the Closing Aggregate Cash Consideration shall be automatically decreased dollar for dollar for any cash payments made with respect to the Dissenting Shares in connection with the Closing and the Closing Per Share Cash Consideration and the Closing Per Share Stock Consideration shall be recalculated (without including Dissenting Shares) based on the Closing Aggregate Merger Consideration as adjusted pursuant to this Section 2.12(a).

          (b)   Subject to the adjustment under Section 2.12(a), (i) if the Tax Opinions to be delivered to Parent and the Company referred to in Section 6.2(i) and Section 6.3(f) cannot be rendered (as reasonably determined by Parent Tax Counsel and Company Tax Counsel, as applicable) as a result of the Merger potentially failing to satisfy the "continuity of interest" requirement under Treasury Regulation Section 1.368-1(e) or otherwise or (ii) if the Closing Aggregate Cash Consideration would be greater than 17% of the Closing Aggregate Merger Consideration, determined based on the Closing Date price of the Parent Common Stock, then the percentage used to calculate the Closing Aggregate Stock Consideration shall be increased to the minimum amount necessary, and the percentage used to calculate the Closing Aggregate Cash Consideration shall be correspondingly reduced to the minimum extent necessary, after taking into account the adjustments pursuant to this Section 2.12(b), to enable (x) the Tax Opinions to be rendered and (y) the Closing Aggregate Cash Consideration to be no more than 17% of the Closing Aggregate Merger Consideration based on the Closing Date price of the Parent Common Stock; provided, however, that in no event shall the Closing Aggregate Cash Consideration be reduced below the amount of the Holdback Amount as determined (without adjustment) in the first sentence of Section 2.1(d).

          (c)   Subject to the adjustment under Section 2.12(a), (i) if Parent Tax Counsel or Company Tax Counsel reasonably determine that the conclusions set forth in the Tax Opinions to be delivered at the Closing pursuant to this Agreement would reasonably be expected to be adversely affected by the form of the True Up Per Share Merger Consideration, as a result of the Merger potentially failing to satisfy the "continuity of interest" requirement under Treasury Regulation Section 1.368-1(e) or otherwise or (ii) if the sum of (x) the cash portion of the Final Aggregate Merger Consideration and (y) the aggregate cash payment payable or expected to be paid with respect to the Dissenting Shares (such sum, the "Final Aggregate Cash Payment") would be greater than 17% of the Final Aggregate Merger Consideration, determined based on the Closing Date price of the Parent Common Stock, then the Parent Common Stock portion of the True Up Per Share Merger Consideration shall be automatically set at the minimum amount necessary so as not to, after taking into account the adjustment pursuant to this Section 2.12(c), adversely affect the conclusions set forth in such Tax Opinions, or cause the Final Aggregate Cash Payment to be more than 17% of the Final Aggregate Merger Consideration, determined based on the Closing Date price of the Parent Common Stock, and the cash portion of the True Up Per Share Merger Consideration shall be correspondingly decreased. For the avoidance of doubt, any adjustment pursuant to this Section 2.12(c) shall not impact the Holdback Amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Grace and GPC Holdings each hereby jointly and severally represent and warrant to Parent and Merger Sub, as of the date of this Agreement and as of the Closing Date (except for those representations and warranties made as of a specific date), except as set forth in the disclosure schedule delivered by Grace to Parent (the "Company Disclosure Schedule") (as such Company Disclosure Schedule is construed pursuant to Section 10.13), as follows:

        Section 3.1    Organization; Qualification.

          (a)   Each of Grace and GPC Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Hawaii, has all requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each of the jurisdictions in which the conduct of its business or the ownership, operation or leasing of its assets and properties requires it to be so qualified, licensed or in good standing. Each Company Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has all requisite corporate (or similar) power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each of the jurisdictions in which the conduct of its business or the ownership, operation or leasing of its assets and properties requires it to be so qualified, licensed or in good standing, other than, with respect to Company Subsidiaries other than Grace (following the Holding Company Reorganization), failures to be so qualified, licensed and in good standing that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. Section 3.1 of the Company Disclosure Schedule sets forth the jurisdiction in which the Company and each Company Subsidiary is organized and each jurisdiction in which the Company and each Company Subsidiary is qualified or licensed to do business. Section 3.1 of the Company Disclosure Schedule sets forth the directors and executive officers of the Company and each Company Subsidiary as of the date hereof. The Company has made available to Parent (i) the Organizational Documents of the Company and each Company Subsidiary, each as in effect on the date hereof, as listed in Section 3.1 of the Company Disclosure Schedule and (ii) copies of the minutes of all meetings of the shareholders, the Boards of Directors and each committee of the Boards of Directors (other than the special committee that considered the Transactions) (or, in each case, the comparable bodies) of the Company and each Company Subsidiary held since October 1, 2009. Neither the Company nor any Company Subsidiary is or, since October 1, 2009 has been, in violation of its Organizational Documents in any material respect.

          (b)   As used herein, the term "Subsidiary" means, with respect to any Person, any other Person of which (i) fifty percent (50%) or more of (A) the total combined voting power of all classes of voting securities of such entity, (B) the total combined equity interests or (C) the capital or profit interests, in each case, is beneficially owned, directly or indirectly, by such Person or (ii) the power to vote or to direct the voting of sufficient securities to elect a majority of the Board of Directors or similar governing body is held by such Person; provided, however, that, for purposes of this Agreement, KI and its Subsidiaries shall be deemed to not be Subsidiaries of the Company.

          (c)   As used herein, the term "Organizational Documents" means, with respect to any Person that is a corporation, its articles or certificate of incorporation and bylaws; with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; with respect to any Person that is a limited liability company, its articles of organization or certificate of formation, and limited liability company or operating agreement; and with respect to any other Person, its comparable organizational documents, in each case, as has been amended or restated.

          (d)   As used herein, the term "Person" means any natural person or any firm, partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trust, business trust, sole proprietorship, Governmental Authority or other entity or any division thereof.

        Section 3.2    Authority; Validity of Agreement.     Each of Grace and GPC Holdings has all necessary corporate power and authority to execute and deliver the Transaction Agreements to which it is or will be a party, to perform its obligations thereunder and, subject to obtaining the Company Shareholder Approvals, to consummate the Transactions. The execution, delivery and performance by each of Grace and GPC Holdings of each of the Transaction Agreements to which it is or will be a party, and the consummation by each of Grace and GPC Holdings of the Transactions have been duly and validly authorized by their respective Boards of Directors and all other requisite corporate action and no other corporate proceedings on the part of either Grace and GPC Holdings are necessary to authorize any Transaction Agreement to which it is or will be a party, or to consummate the Transactions (in each case, other than obtaining the Company Shareholder Approvals and, with respect to the Holding Company Reorganization and the Merger, filing the Articles of Merger, as required by the HBCA, and, with respect to the LLC Conversion, filing the articles of conversion, as required by the HLLCA). Each of the Transaction Agreements to which it is or will be a party has been or will be duly and validly executed and delivered by each of Grace and GPC Holdings and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitutes or will constitute a legally valid and binding obligation of Grace and GPC Holdings, enforceable against each of Grace and GPC Holdings in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally or by general equitable principles (collectively the "Bankruptcy Exceptions"). The affirmative vote of (a) the holders of not less than seventy-five percent (75%) of the outstanding shares of Grace Common Stock entitled to vote in accordance with the HBCA and Grace's Organizational Documents, voting together as a single class, in favor of the Holding Company Reorganization (the "Holding Company Reorganization Approval"), (b) GPC Holdings (as the sole shareholder of Grace following the consummation of the Holding Company Reorganization) in favor of the LLC Conversion (the "LLC Conversion Approval") and (c) the holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the HBCA and the Company's Organizational Documents, voting together as a single class, in favor of the Merger (the "Merger Approval" and, together with the Holding Company Reorganization Approval and the LLC Conversion Approval, the "Company Shareholder Approvals"), are the only votes of the holders of capital stock of Grace and GPC Holdings necessary to approve the Transaction Agreements and the Transactions.

        Section 3.3    Non-Contravention.     Except as set forth in Section 3.3 of the Company Disclosure Schedule, the execution and delivery by each of Grace and GPC Holdings of each of the Transaction Documents to which it is or will be a party, the performance by each of Grace and GPC Holdings of its respective obligations thereunder and, subject to obtaining the Company Shareholder Approvals, the consummation of the Transactions will not: (a) conflict with or result in any breach of any provision of the Organizational Documents of Grace or GPC Holdings or any Company Subsidiary, (b) result in a material violation or breach of any provision of, constitute (with or without due notice or lapse of time or both) a material default under, give rise to a right of termination, cancellation or acceleration of any obligation or the loss of any benefit under, or require any consent under, any Material Contract,

(c) result in the creation or imposition of any liens, pledges, security interests, claims, charges, restrictions or other encumbrances ("Liens") (other than Permitted Liens) upon any of the properties or assets of Grace or GPC Holdings or any Company Subsidiary or (d) subject to the Governmental Approvals, violate any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, code, permit, directive or license (collectively, "Laws") applicable to Grace or GPC Holdings or any Company Subsidiary or any of their respective properties or assets, except, in the case of clauses (b), (c) and (d), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

        Section 3.4    Consents and Approvals.

          (a)   Except (i) as set forth in Section 3.4(a) of the Company Disclosure Schedule, (ii) for compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (iii) for filing the Articles of Merger, as required by the HBCA, with respect to the Holding Company Reorganization and the Merger and filing the articles of conversion, as required by the HLLCA, with respect to the LLC Conversion (each of (i) through (iii) a "Governmental Approval"), no material declaration, filing or registration with, or notice to or authorization, consent or approval of any court, federal, state, local or foreign governmental or regulatory body (including a national securities exchange or other self-regulatory body) or authority (each a "Governmental Authority") is required for the execution, delivery and performance by each of Grace and GPC Holdings of each of the Transaction Agreements to which it is or will be a party or the consummation by Grace and GPC Holdings of the Transactions.

          (b)   Except as set forth in Section 3.4(b) of the Company Disclosure Schedule, no material declaration, filing or registration with, or notice to or authorizations, consent or approval of any Person that is not a Governmental Authority is required for the execution, delivery and performance by each of Grace and GPC Holdings of each Transaction Agreement to which it is or will be a party or the consummation by Grace and GPC Holdings of the Transactions, other than declarations, filings, registrations, notices, authorizations, consents or approvals for which the failure to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

        Section 3.5    Capitalization.

          (a)   Section 3.5(a) of the Company Disclosure Schedule sets forth the number of authorized, issued and outstanding shares of capital stock and the beneficial and record owner or owners thereof of Grace as of the date hereof and the number of authorized, issued and outstanding shares of capital stock and the beneficial and record owner or owners thereof of GPC Holdings following consummation of the Holding Company Reorganization (in each case, setting forth for each beneficial and record owner or owners the numbers of shares of each class and series of capital stock owned by such owners). Section 3.5(a) of the Company Disclosure Schedule sets forth the number of authorized, issued and outstanding shares of capital stock and the beneficial and record owner or owners thereof of each of the Company Subsidiaries (setting forth for each beneficial and record owner or owners the numbers of shares of each class and series of capital stock owned by such owners). All of the outstanding shares of capital stock of Grace and each Company Subsidiary are validly issued, fully paid and nonassessable, were issued in conformity with applicable Laws, and have not been issued in violation of any preemptive or similar rights. All of the shares of capital stock of GPC Holdings outstanding following the consummation of the Holding Company Reorganization will be validly issued, fully paid and nonassessable, in conformity with applicable Laws, and will not be issued in violation of any preemptive or similar rights. Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each of the Company Subsidiaries are owned directly or indirectly by Grace and, following consummation of the Holding Company Reorganization, will be owned directly or indirectly by GPC Holdings and, in each case, are or will be owned free and clear of any Liens. Other than the Voting Agreement and the Restructuring Agreements, (i) there are no outstanding options, warrants, calls, rights or commitments or any other agreements of any kind relating to the sale, issuance or voting of, or the granting of rights to acquire, any shares of the capital stock of Grace or any Company Subsidiary, or any securities or other instruments convertible into, exchangeable or exercisable for, or evidencing the right to purchase any shares of capital stock of Grace or any Company Subsidiary and (ii) following consummation of the Holding Company Reorganization, there will be no outstanding options, warrants, calls, rights or commitments or any other agreements of any kind relating to the sale, issuance or voting of, or the granting of rights to acquire, any shares of the capital stock of GPC Holdings, or any securities or other instruments convertible into, exchangeable or exercisable for, or evidencing the right to purchase any shares of capital stock of GPC Holdings.

          (b)   Other than as listed in Section 3.5(b) of the Company Disclosure Schedule, there are no joint ventures or other Persons in which the Company or any Company Subsidiary owns, of record or beneficially, any direct or indirect equity interest, or with respect to which the Company or any Company Subsidiary is subject to any obligation or other requirement to acquire any direct or indirect equity interest.

        Section 3.6    Financial Statements.

          (a)   Section 3.6(a) of the Company Disclosure Schedule sets forth (i) the audited consolidated balance sheets of the Company, the Company Subsidiaries and KI and its Subsidiaries from the applicable date of ownership by the Company as of September 30, 2010, September 30, 2011 and September 30, 2012, and the related audited consolidated statements of income, cash flow and shareholders' equity for the fiscal years ended September 30, 2010, September 30, 2011 and September 30, 2012, respectively (the "Audited Financial Statements") and (ii) an unaudited consolidated balance sheet of the Company, the Company Subsidiaries and KI and its Subsidiaries as of December 31, 2012 and March 31, 2013, and the related unaudited consolidated statement of income, cash flow and shareholders' equity for the three-month and six-month periods then ended (the "Interim Financial Statements" and together with the Audited Financial Statements, the "Financial Statements").

          (b)   Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, the Financial Statements (i) have been prepared from the books and records of the Company and in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except that the Interim Financial Statements do not contain footnotes and other presentation items that may be required by GAAP) and (ii) fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Company and the Company Subsidiaries as of the dates and for the periods indicated therein, subject in the case of the Interim Financial Statements to normal year-end adjustments, which are not material in amount or significance individually or in the aggregate.

          (c)   Except as set forth in Section 3.6(c) of the Company Disclosure Schedule, to the Company's Knowledge, the bad debt history information provided by the Company to Parent is complete and accurate.

        Section 3.7    Absence of Undisclosed Liabilities.

          (a)   Neither the Company nor any Company Subsidiary has any material Liabilities that would be required to be reflected on, or disclosed or reserved against in, a consolidated balance sheet of the Company and the Company Subsidiaries, prepared in accordance with GAAP, except for (i) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2012, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since September 30, 2012 and (iii) Liabilities set forth in Section 3.7 of the Company Disclosure Schedule.

          (b)   As used in this Agreement:

              (i)  "Liabilities" of any Person means, as of any given time, any and all Indebtedness, liabilities, commitments and obligations of any kind of such Person, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising; and

             (ii)  "Indebtedness" means, with respect to any Person, as of any specified time, (A) all obligations of such Person for borrowed money to the extent required to be reflected as a liability on a balance sheet prepared in accordance with GAAP, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent required to be reflected as a liability on a balance sheet prepared in accordance with GAAP, (C) all obligations of such Person as an account party in respect of letters of credit and bankers' acceptances or similar credit transactions and (D) all obligations of such Person guaranteeing any obligations of any other Person of the type described in the foregoing clauses (A), (B) and (C).

        Section 3.8    Absence of Certain Changes.

          (a)   Except as expressly contemplated by this Agreement and the other Transaction Agreements, since September 30, 2012: (i) the Company and the Company Subsidiaries have operated their respective businesses in the ordinary course of business consistent with past practice and (ii) there has not occurred any Company Material Adverse Effect or any change, circumstance, occurrence, state of facts, development, event or effect that would, individually or in the aggregate, be reasonably likely to have or result in a Company Material Adverse Effect.

          (b)   As used in this Agreement, the term "Company Material Adverse Effect" shall mean any change, circumstance, occurrence, state of facts, development, event or effect that, individually or in the aggregate, (i) is or is reasonably likely to be materially adverse to the business, assets (whether tangible or intangible), properties, financial condition, operations or capitalization of the Company and the Company Subsidiaries, taken as a whole or (ii) materially impairs the ability of either Grace or GPC Holdings to perform its obligations under any Transaction Agreement to which it is or will be a party or to consummate the Transactions; provided, however, that in no event shall any of the following constitute a Company Material Adverse Effect or otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) any change that is the result of general economic conditions in Hawaii or factors generally affecting the industries in Hawaii in which the Company or any of the Company Subsidiaries conduct business; (B) any change in Law or GAAP or the interpretation thereof applicable to the Company or any of the Company Subsidiaries; (C) any change that is the result of the announcement or pendency of the Transactions; and (D) any change that results from any action taken by the Company or any of the Company Subsidiaries pursuant to any Transaction Agreement to which it is or will be a party or at the written request or with the written consent of Parent; provided, further, that with respect to clauses (A) and (B) of this definition, any such change, circumstance, occurrence, state of facts, development, event or effect may be taken into account to the extent it disproportionately impacts the Company or any of the Company Subsidiaries compared to other companies in the industries in which the Company or any of the Company Subsidiaries operate.

        Section 3.9    Compliance with Law; Permits.

          (a)   Except as set forth in Section 3.9 of the Company Disclosure Schedule, since October 1, 2009, the Company and the Company Subsidiaries have been in compliance in all material respects with all Laws applicable to them and neither the Company nor any of the Company Subsidiaries has received any written notice of any failure to comply in any material respect with any such Laws.

          (b)   The Company and the Company Subsidiaries have obtained all material permits, franchises, authorizations, licenses, variances, certifications or other approvals issued or granted by any Governmental Authority (collectively, "Permits") that are necessary to conduct their respective businesses as presently conducted. Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries are in compliance in all material respects with all such Permits and all such Permits are valid and in full force and effect. None of the Company or any of the Company Subsidiaries has received any written notification from any Governmental Authority threatening to suspend, revoke, withdraw, modify or limit any of the Permits.

        Section 3.10    Litigation.     Except as set forth in Section 3.10 of the Company Disclosure Schedule, (a) there is no material claim, litigation, investigation, action, suit or other proceeding at law or in equity ("Claim") pending or, to the Company's Knowledge, threatened in writing against or affecting the Company or any of the Company Subsidiaries and (b) there is no material judgment, injunction, writ, order or decree binding on the Company or any of the Company Subsidiaries. Except as set forth in Section 3.10 of the Company Disclosure Schedule, all Claims are covered by insurance policies currently in effect. The Company, prior to the Closing Date, has set aside a reserve sufficient to cover the potential claims relating to the Pier Construction bus pad matter.

        Section 3.11    Assets.

          (a)   The Company and each Company Subsidiary has, and immediately after giving effect to the Transactions will have, good, valid and marketable title to, or in the case of leased assets, good, valid leasehold interests in, all of the Real Property and the other material assets used or held for use in connection with, necessary for the conduct of, or otherwise material to, their respective businesses as presently conducted (the "Assets"), in each case free and clear of any Liens other than Permitted Liens. The Assets, in the aggregate, are in sufficient repair and operating condition, normal wear and tear excepted, for the purposes for which they are presently used.

          (b)   As used in this Agreement, the term "Permitted Liens" means, collectively: (i) Liens (A) for Taxes or governmental assessments not yet due and payable or (B) which are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty and for which an adequate reserve has been established on the books of the Company or the applicable Company Subsidiary; (ii) builder, mechanic, warehousemen, materialmen, contractor, workmen, repairmen, carrier Liens, or other similar Liens arising and continuing in the ordinary course of business or by operation of Law for obligations which are not delinquent or which are being contested in good faith by appropriate legal proceedings; and (iii) easements, rights of way, restrictions, encumbrances, covenants, conditions, encroachments or any other matters affecting title to the Real Property which, individually or in the aggregate, do not materially impair the current use or the current value of the Real Property to which they relate.

        Section 3.12    Real Property.

          (a)   Section 3.12(a)(i) of the Company Disclosure Schedule lists, as of the date of this Agreement, all real property owned in fee by the Company and/or any Company Subsidiary (including, without limitation, all improvements and structures on the land, the "Owned Real Property") (identifying the tax map key number of the property, the record owner thereof and the use of such Owned Real Property) and Section 3.12(a)(ii) of the Company Disclosure Schedule lists all real property leased, licensed or otherwise used by the Company or any Company Subsidiary in connection with their respective businesses (whether by virtue of direct lease or sublease, ground or space lease or sublease, license, quarry or terminal permit, license or lease or other occupancy or use agreement, as amended or otherwise modified, each a "Lease," and such property, the "Leased Real Property" and, together with the Owned Real Property, the "Real Property") (identifying the tax map key number of the property, parties to the Lease and the use of such Leased Real Property). The Real Property constitutes all of the material land, buildings, structures and facilities currently used by the Company and the Company Subsidiaries in the conduct of their respective businesses.

          (b)   With respect to the Real Property:

              (i)  other than as set forth in Section 3.12(b)(i) of the Company Disclosure Schedule, there are no pending or, to the Company's Knowledge, threatened condemnation proceedings relating to such Real Property;

             (ii)  other than as set forth in Section 3.12(b)(ii) of the Company Disclosure Schedule, there are no outstanding options or rights of first refusal to purchase or lease such Real Property, or any portion thereof or interest therein;

            (iii)  other than as set forth in Section 3.12(b)(iii) of the Company Disclosure Schedule, there are no leases, subleases, licenses or agreements, written or oral, granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any portion of any Real Property, and no party or parties (other than the Company and the Company Subsidiaries) currently occupies any Real Property;

            (iv)  the Company has delivered or made available to Parent, at the Company's offices or otherwise, complete and accurate copies of all of the following materials relating to such Real Property, to the extent in the Company's or any of the Company Subsidiary's possession or control: all Leases; title insurance reports or policies; deeds; encumbrance and easement documents and other documents and agreements affecting title to or for operation of the Real Property; surveys of the Real Property; archeological, engineering, appraisal and zoning assessment reports and similar reports; leases, subleases, licenses or agreements (including any amendments or modifications thereto) granting to any other party the right of use or occupancy of any portion of such Real Property; and leasing files;

             (v)  each such Real Property (A) has access to public roads directly or by valid and subsisting easements for ingress to and egress therefrom as is reasonably necessary for the present use thereof by the Company and the Company Subsidiaries and (B) is served by all public utilities as are reasonably necessary for the present use thereof by the Company and the Company Subsidiaries;

            (vi)  other than as set forth in Section 3.12(b)(vi) of the Company Disclosure Schedule, the buildings and improvements upon such Real Property are not subject to flooding, are not located within a flood zone as identified by any applicable Law, and are not located where, pursuant to any such Law, such Real Property is required to have flood insurance; and the buildings upon such Real Property have not sustained any damage due to flooding or inadequate drainage; and

           (vii)  neither the Company, nor any Company Subsidiary, has received notice from any insurance carrier or insurance rating bureau or similar agency regarding any dangerous, illegal or other condition requiring corrective action with respect to any such Real Property.

          (c)   With respect to the Owned Real Property, and to the Company's Knowledge, the Leased Real Property, such Real Property is in material compliance with the terms and provisions of any restrictive covenants, easements and other agreements affecting such Real Property.

          (d)   With respect to the Leased Real Property:

              (i)  except as set forth in Section 3.12(d)(i) of the Company Disclosure Schedule, there are no material disputes, oral agreements or forbearance programs in effect as to any Lease;

             (ii)  except as set forth in Section 3.12(d)(ii) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold created by any Lease;

            (iii)  Section 3.12(a)(ii) of the Company Disclosure Schedule accurately identifies all amendments to each Lease; and

            (iv)  other than as set forth in Section 3.12(a)(ii) of the Company Disclosure Schedule, there are no outstanding options or rights of any party to terminate such Lease prior to the expiration of the term thereof.

        Section 3.13    Material Contracts.

          (a)   Except for the Transaction Agreements and as set forth in Section 3.13(a) of the Company Disclosure Schedule (which shall reference the applicable clause of this Section 3.13(a)), as of the date hereof and, except for Contracts entered into after the date hereof as permitted pursuant to Section 5.1, as of the Closing Date, neither the Company nor any Company Subsidiary is a party to or bound by any:

              (i)  employment, severance or consulting Contract with an employee or former employee that is not terminable at will by the Company or the Company Subsidiary party thereto, and which will require the payment of amounts by the Company or the Company Subsidiary, as applicable, after the date of this Agreement in excess of $100,000 in base pay per annum;

             (ii)  collective bargaining Contract with any labor union, labor organization or works council;

            (iii)  Contracts relating to capital expenditures and involving future payments in excess of $100,000;

            (iv)  Contract relating to the disposition or acquisition of any real property or any other material assets or any interest in any business enterprise outside the ordinary course of the business of the Company and the Company Subsidiaries;

             (v)  vendor or supply Contract involving expenditures of greater than $100,000 per year by the Company for the purchase of goods or services;

            (vi)  Contract expressly prohibiting or materially restricting the ability of the Company or any Company Subsidiary to conduct its respective business, to compete in any line of business or to engage in any business or operate in any geographical area;

           (vii)  any joint venture, partnership, strategic alliance or similar arrangement with any Person (other than the Company or another Company Subsidiary);

          (viii)  any mortgages, indentures, guaranties, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

            (ix)  material Contract containing change of control provisions relating to the Company or any Company Subsidiary or otherwise requiring a consent in order to consummate the Transactions;

             (x)  Contract requiring the Company or any Company Subsidiary to indemnify or hold harmless any person in respect of which the potential obligation could be material to the Company;

            (xi)  Contract or commitment providing for an interest rate, currency or commodity swap, derivative, hedge, forward purchase or sale or other transaction similar in nature or effect to any off-balance sheet financing;

           (xii)  other Contract not identified in clauses (i) through (xiii) above that involves payments or receipts of $100,000 or more and is not cancelable by the Company without penalty within ninety (90) days;

          (xiii)  Lease; and

          (xiv)  other Contract the termination of which would be reasonably expected to result in a Company Material Adverse Effect.

  Each such Contract described in clauses (i) - (xiv) is referred to herein as a "Material Contract."

          (b)   Copies of all Material Contracts have been previously delivered to or made available for inspection by Parent, and such copies are complete and correct in all material respects. Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, (i) each of the Material Contracts is in full force and effect and is a valid and binding obligation of the Company or Company Subsidiary, as applicable, and enforceable against the Company or such Company Subsidiary, as applicable, and, to the Company's Knowledge, a valid and binding obligation enforceable against each other party thereto, in each case, except as enforceability may be limited by the Bankruptcy Exceptions; (ii) the Company or Company Subsidiary, as applicable, has duly performed all of its material obligations required to be performed by it to date under each of the Material Contracts and is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder; (iii) to the Company's Knowledge, each of the other parties to such Material Contract has performed all obligations required to be performed by it to date under such Material Contract and is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder; and (iv) as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice of any intention to terminate, not renew or challenge the validity or enforceability of any Material Contract.

          (c)   As used in this Agreement, the term "Contract" means any written or oral contract, agreement, lease, license, purchase order, indenture, note, bond, loan, instrument or commitment to which the Company or a Company Subsidiary is a party.

        Section 3.14    Affiliate Arrangements.     Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, there are no Contracts between the Company or a Company Subsidiary, on the one hand, and any current shareholder of the Company or any Affiliate of such current shareholder, on the other hand (any such Contract, an "Affiliate Arrangement"). Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, each Affiliate Arrangement shall terminate and be of no further force or effect as of the Closing Date. As used in this Agreement, the term "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, the term "control" as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person, whether through ownership of voting securities, as trustee or executor, by contract or any other means; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        Section 3.15    Tax Matters.

          (a)   Except as set forth in Section 3.15 of the Company Disclosure Schedule:

              (i)  all income, franchise and other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely filed or will be timely filed with the appropriate Taxing Authorities (taking into account validly obtained extensions), all such Tax Returns are true, complete and correct in all material respects and no extensions of time to file any Tax Returns are pending;

             (ii)  the Company and each Company Subsidiary have fully and timely paid all income, franchise and other material Taxes (whether or not shown to be due on any Tax Return) due and payable, or an adequate reserve has been established therefor on the Financial Statements for all periods ending on or before the date of such Financial Statements;

            (iii)  the most recent Audited Financial Statements have accrued all liabilities for the unpaid Taxes of the Company and the Company Subsidiaries in accordance with GAAP;

            (iv)  all deficiencies for Taxes asserted or assessed in writing against the Company or any Company Subsidiary have been fully and timely paid, settled or properly reflected in the Financial Statements;

             (v)  no action, proceeding, investigation, inquiry or audit is pending with respect to any Taxes due from or with respect to the Company or any Company Subsidiary, nor has the Company received any written notice from any Taxing Authority of any pending or threatened action, proceeding, investigation, inquiry or audit;

            (vi)  there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending;

           (vii)  there is no power of attorney given by or binding upon the Company or any Company Subsidiary with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired;

          (viii)  neither the Company nor any Company Subsidiary has been included in any "consolidated," "unitary," or "combined" Tax Return provided under the Law of the United States or any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitation has not expired, other than a group the common parent of which is the Company;

            (ix)  neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, by operation of Law or otherwise;

             (x)  neither the Company nor any Company Subsidiary has taken any reporting position on a Tax Return, which reporting position (A) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local or foreign Tax Law) and (B) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local or foreign Tax Law);

            (xi)  neither the Company nor any Company Subsidiary has participated in any "reportable transaction," as defined in Treasury Regulations Section 1.6011-4(b);

           (xii)  the Company and the Company Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, shareholders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts in compliance with all Tax withholding and remitting provisions of applicable Laws and have each complied with all Tax information reporting provisions of all applicable Laws;

          (xiii)  the Company has not made any payments, and is not and will not become obligated under any contract, agreement, plan, or arrangement (or combinations thereof) entered into on or before the Closing Date to make any payments, that, individually or collectively, will be non-deductible under Code Section 280G as a result of the Transactions or 162(m) of the Code or subject to the excise Tax under Code Section 4999 as a result of the Transactions, or that would give rise to any obligation to indemnify any Person for any excise Tax payable pursuant to Code Section 4999;

          (xiv)  there are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company or any Company Subsidiary;

           (xv)  neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing, (B) closing agreement (as described in Section 7121 of the Code) executed on or prior to the Closing, (C) installment sale or open transaction disposition made on or prior to the Closing or (D) intercompany transaction existing, or excess loss account occurring, on or prior to the Closing;

          (xvi)  neither the Company nor any Company Subsidiary is or has been a party to or bound by any Tax indemnity, Tax allocation or Tax sharing agreement or has any current or potential obligation to indemnify any other Person with respect to Taxes;

         (xvii)  no claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or a Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to Taxes assessed by such jurisdiction;

        (xviii)  to the Company's Knowledge, neither the Company nor any Company Subsidiary has taken or agreed to take, or has failed to take, any action, nor is the Company or any Company Subsidiary aware of any fact, agreement, plan or other circumstance, that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code;

          (xix)  the Company and the Company Subsidiaries have delivered or made available to Parent copies of the United States federal, state, local and foreign income Tax Returns and all other material Tax Returns relating to the Company and the Company Subsidiaries (and any amended Tax Returns, revenue agents' reports, and other notices from the Internal Revenue Service or other Taxing Authorities) for each of the three (3) taxable years ending prior to January 1, 2012 and drafts of such Tax Returns for the Company's and each Company Subsidiary's most recently ended taxable year;

           (xx)  except as contemplated by the Separation Agreement, neither the Company nor any Company Subsidiary has been a "controlled corporation" or a "distributing corporation" in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring during the two-year period ending on the date hereof, or otherwise as part of a plan or arrangement that includes the transactions contemplated by this Agreement; and

          (xxi)  neither the Company nor any Company Subsidiary is or has been liable for any indebtedness the interest of which is not deductible for Tax purposes.

          (b)   As used in this Agreement:

              (i)  "Code" means the Internal Revenue Code of 1986, as amended from time to time and any successor law.

             (ii)  "Tax Return" means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement supplied or required to be supplied to a Taxing Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

            (iii)  "Tax" or "Taxes" means (A) any and all federal, state, provincial, local, municipal, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (I) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (II) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, stamp, earnings, healthcare, occupation, premium, windfall profits, conveyance, transfer and gains taxes, and customs duties, (B) any liability in respect of any items described in clause (A) above whether as a result of transferee liability, being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise by operation of Law and (C) any liability for the payment of amounts described in (A) or (B) as a result of any tax sharing, tax indemnity, or tax allocation agreement or any other agreement to indemnify any other Person. For the avoidance of doubt, "Tax" and "Taxes" shall include any amounts payable to any Governmental Authority under any Law relating to unclaimed property, abandonment, escheat or similar provision.

            (iv)  "Taxing Authority" means any United States, state, local or foreign government or any agency or political subdivision thereof responsible for the imposition or administration of any Tax.

             (v)  "Treasury Regulations" means the income tax regulations, including any temporary regulations and proposed regulations to the extent that their proposed effective date would cause them to be applicable as of the date of any determination, from time to time promulgated under the Code.

        Section 3.16    Employee Benefit Plans; ERISA.

          (a)   Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Benefit Plan. "Benefit Plan" means each employee benefit plan, policy, Contract or agreement (including employment agreements, change of control agreements and severance agreements, deferred compensation, incentive compensation, bonus, stock option, equity-based and stock purchase plans) of any type (including "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), sponsored, maintained, contributed to or required to be contributed to by the Company, any of the Company Subsidiaries or any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed to be a "single employer," within the meaning of Section 4001(b)(1) of ERISA, or with respect to which the Company or any of the Company Subsidiaries has or may have a material Liability, for the benefit of current or former employees, consultants or directors of the Company or any of the Company Subsidiaries. Section 3.16(a) of the Company Disclosure Schedule separately lists or identifies each Benefit Plan that is not sponsored or maintained by the Company or any of the Company Subsidiaries. Except as disclosed in Section 3.16(a) of the Company Disclosure Schedule, neither the Company nor any

  Company Subsidiary has any formal plan or commitment, whether legally binding or not, to create any additional material Benefit Plan or modify or change any existing material Benefit Plan.

          (b)   With respect to each material Benefit Plan, the Company has delivered or made available to Parent true and complete copies of all plan documents, summary plan descriptions, summaries of material modifications, trust agreements, insurance policies and contracts, employee booklets and other related agreements including all amendments to the foregoing; the two most recent annual reports; the most recent annual and periodic accounting of plan assets; the most recent determination or opinion letter received from the Internal Revenue Service; and the two most recent actuarial reports, to the extent any of the foregoing may be applicable to a particular Benefit Plan.

          (c)   With respect to each Benefit Plan: (i) if intended to qualify under Section 401(a) of the Code, such plan so qualifies in all material respects, and its trust complies in all material respects with the requirements to be exempt from taxation under Section 501(a) of the Code; (ii) such plan has been administered in all material respects in accordance with its terms and all applicable Laws; (iii) no claims are pending or, to the Company's Knowledge, threatened by or on behalf of any Benefit Plan, by any employee or beneficiary under any such Plan or otherwise involving any such Benefit Plan (other than routine claims for benefits); (iv) none of the Company, any of the Company Subsidiaries, any ERISA Affiliate, nor, to the Company's Knowledge, any trustee or administrator thereof, has engaged in a transaction or has taken or failed to take any action in connection with which the Company or any of the Company Subsidiaries could be subject to any material Liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; (v) no Lien imposed under the Code or ERISA exists or, to the Company's Knowledge, is reasonably likely to exist; and (vi) all contributions and premiums due (including any extensions for such contributions and premiums) have been made in full.

          (d)   Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate: (i) has incurred any outstanding Liability under Title IV of ERISA that has not been satisfied in full and no basis for any such Liability exists; (ii) maintains (or contributes to), or has maintained (or has contributed to) within the last six (6) years, any employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code; and (iii) has incurred an "accumulated funding deficiency" under Section 412 of the Code.

          (e)   Except as set forth in Section 3.16(e) of the Company Disclosure Schedule, with respect to each Benefit Plan that is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) no such plan provides medical or death benefits with respect to current or former employees of the Company or any of the Company Subsidiaries beyond their termination of employment, other than on an employee-pay-all basis, as required by applicable Law or during any post-termination severance period, and each such welfare plan may be amended or terminated under the terms of such plan by the Company or any of the Company Subsidiaries at any time with respect to such former or current employees. With respect to each Benefit Plan that is a "group health plan" (as defined in Section 5000(b) of the Code), each such Benefit Plan currently complies and has complied in all material respects with the requirements of Part 6 of Title I of ERISA and Sections 4980B and 5000 of the Code and the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010.

          (f)    The consummation of the Transactions will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director or consultant of the Company or any of the Company Subsidiaries to severance pay, unemployment compensation or any other termination payment, (ii) accelerate the time of payment or vesting, or increase the amount of, or otherwise enhance, any benefit due to any such employee, officer, director or consultant, including, without limitation, with respect to any equity-based awards held by them under the equity compensation plans maintained by the Company or its Affiliates or (iii) result in any payment that would fail to be deductible under Section 280G of the Code.

          (g)   Neither the Company nor any Company Subsidiary has used the services of workers provided by third party contract labor suppliers, temporary employees, "leased employees" (within the meaning of Section 414(n) of the Code) or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any of the Benefit Plans or the imposition of material penalties or excise taxes with respect to the Benefit Plans by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

          (h)   Except as set forth in Section 3.16(h) of the Company Disclosure Schedule, no Benefit Plan is a "multiemployer plan," (as defined in Section 3(37) or 4001(a)(3) of ERISA) or is covered by Section 4063 or 4064 of ERISA.

        Section 3.17    Labor Matters.     Except as set forth in Section 3.17 of the Company Disclosure Schedule: (a) the Company and the Company Subsidiaries are neither party to, nor bound by, any collective bargaining agreement or other Contract with any labor union, labor organization or works council; (b) to the Company's Knowledge, there are no collective bargaining agreements or other Contracts relating to organized labor that govern the terms and conditions of employment of any of the employees of the Company or the Company Subsidiaries; (c) no employees of the Company or the Company Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment with the Company or the Company Subsidiaries; (d) there are no pending or, to the Company's Knowledge, threatened organizational campaigns or activities, petitions, demands or other unionization activities seeking recognition of a collective bargaining unit or representation with respect to or involving any employees of the Company or the Company Subsidiaries, and, to the Company's Knowledge, no union claims to represent any such employees and there are no jurisdictional disputes between any unions with respect to such employees; (e) from October 1, 2009 to the date of this Agreement, there has been no actual, or, to the Company's Knowledge, threatened strikes, lockouts, slowdowns, work stoppages, material grievances, material labor-related arbitrations or material labor-related controversies against or affecting the Company or the Company Subsidiaries; (f) there are no pending, or, to the Company's Knowledge, threatened unfair labor practice charges or complaints against or affecting the Company or the Company Subsidiaries before any Governmental Authority; (g) since October 1, 2009, the Company and the Company Subsidiaries have not effectuated (i) a "plant closing" (as defined in the Workers' Adjustment and Retraining Notification Act and any similar state or local Law relating to plant closings and layoffs ("WARN")) affecting any site of employment or one or more facilities or operating units within any site of employment; (ii) a "mass layoff" (as defined in WARN) affecting any site of employment; or (iii) any similar action under WARN requiring notice to employees in the event of an employment loss or layoff; (h) neither the Company nor the Company Subsidiaries is a party to, or otherwise bound by, any consent decree with, order of, judgment or material citation by, any Governmental Authority relating to employees or employment practices, and neither the Company nor the Company Subsidiaries have received written notice of the intent of any Governmental Authority to conduct an investigation with respect to such matters or written notice that any such investigation is in progress (nor, to the Company's Knowledge, has any such investigation been threatened); (i) since October 1, 2009, the Company and the Company Subsidiaries have not received written notice of any action that is pending against them before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices; (j) to the Company's Knowledge, as of the date of this Agreement, no employee of the Company or the Company Subsidiaries is in any respect in violation of any term of any employment or consulting Contract, common law non-disclosure obligation, fiduciary duty, restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation), or other obligation to a former employer of any such employee relating (i) to the right of any such employee to work for the Company or the Company Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information; (k) as of the date of this Agreement, to the Company's Knowledge, no executive or other employee of the Company or the Company Subsidiaries with an annual salary of $120,000 or more intends to terminate his or her employment; (l) each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, wages and hours, labor relations, terms and conditions of employment, worker classification, employment-related immigration and work authorization, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers' compensation, employee leave issues, unemployment insurance, occupational safety and health, mine safety and health and privacy of health and other employee information; (m) the execution of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will not result in any breach or other violation of any employment Contract, consulting Contract, collective bargaining agreement or Contract with any labor union, labor organization or works council to which the Company or the Company Subsidiaries is a party or bound by; and (n) in connection with the execution of each Transaction Agreement to which it is or will be a party and the consummation of the Transactions, each of the Company and the Company Subsidiaries has provided any required notice to, and engaged in any required consultation with, any labor union, works council or other labor organization, pursuant to any labor Contract or pursuant to applicable Law.

        Section 3.18    Intellectual Property.

          (a)   Section 3.18(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the following Company Intellectual Property: (i) patents and patent applications; (ii) Trademark registrations and applications; (iii) Internet domain names; and (iv) copyright registrations and applications.

          (b)   Section 3.18(b) of the Company Disclosure Schedule sets forth all material agreements pursuant to which the Company or any Company Subsidiary grants or receives rights to Intellectual Property (collectively, the "License Agreements"). Subject to the Bankruptcy Exceptions, each License Agreement is a valid and binding obligation of the Company or a Company Subsidiary, enforceable in accordance with its terms, and neither the Company nor such Company Subsidiary, as applicable, and to the Company's Knowledge no other party, is in material breach or default thereunder.

          (c)   Except as set forth in Section 3.18(c) of the Company Disclosure Schedule:

              (i)  the Company or a Company Subsidiary (A) is the sole and exclusive owner of the Company Intellectual Property, free and clear of all Liens other than Permitted Liens and (B) has a valid and, subject to the Bankruptcy Exceptions, enforceable license to use all Intellectual Property owned by a third party that is material to the conduct of the business of the Company and the Company Subsidiaries as currently conducted;

             (ii)  no Claim is pending, or to the Company's Knowledge, threatened against the Company or any Company Subsidiary within the prior three-year period that any of the Company, any Company Subsidiary, the conduct of the Company's or any Company Subsidiary's business or the Company Intellectual Property is, and to the Company's Knowledge, none of the Company, any Company Subsidiary, the conduct of the Company's or any Company Subsidiary's business or the Company Intellectual Property is, infringing, diluting, misappropriating or otherwise violating the Intellectual Property rights of any third party; and

            (iii)  no Claim is pending or has been threatened by the Company or any Company Subsidiary within the prior three-year period that a third party is infringing, diluting, misappropriating or otherwise violating any rights in any Company Intellectual Property and, to the Company's Knowledge, no third party is infringing, diluting, misappropriating or otherwise violating any rights in any Company Intellectual Property.

          (d)   As used in this Agreement, the term "Intellectual Property" means all United States and non-U.S.: (i) trademarks, service marks, trade dress, trade, corporate or business names, or any other proprietary rights to any other names, slogans or logos used to identify and distinguish the source or origin of goods or services, any and all common law rights in any of the foregoing, and registrations and applications for registration of any of the foregoing, and all reissues, extensions and renewals of any of the foregoing ("Trademarks"); (ii) copyrights and copyrightable works, whether or not registered, and registrations and applications for registration thereof; (iii) patents, patent applications, invention disclosures, provisional patent applications (including any and all divisions, continuations, continuations-in-part, divisionals, re-examinations, extensions and reissues of any of the foregoing); (iv) trade secrets, customer lists and other confidential or proprietary information; (v) rights in computer programs (whether in source code, object code or other form), algorithms, compilations and data, technology supporting the foregoing and all documentation relating to the foregoing; (vi) Internet domain names; and (vii) all rights to sue for past, present and future infringement, misappropriation, or other violation of any of the foregoing. "Company Intellectual Property" means all Intellectual Property owned by the Company or any Company Subsidiary.

        Section 3.19    Insurance.     Section 3.19 of the Company Disclosure Schedule sets forth a list of all insurance policies and bonds covering the Company and each Company Subsidiary in effect as of the date of this Agreement. All such policies and bonds are in full force and effect, and no notice of default, cancellation or termination, coverage limitation or reduction or material premium increase with respect to any such policy or bond has been received by the Company or any Company Subsidiary with respect to any such policy or bond. There is no claim by the Company or any Company Subsidiary pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds.

        Section 3.20    Environmental Matters.     Except as set forth in Section 3.20 of the Company Disclosure Schedule and the environmental reports and information provided in writing to Parent by the Company prior to the date of this Agreement:

          (a)   The Company and each of the Company Subsidiaries are in compliance, in all material respects, with all applicable Environmental Laws (which compliance includes the possession by the Company and each of the Company Subsidiaries of all material Permits and other material governmental authorizations required under applicable Environmental Laws and compliance, in all material respects, with the terms and conditions thereof).

          (b)   There is no Environmental Claim pending or, to the Company's Knowledge, threatened against the Company, any of the Company Subsidiaries or, to the Company's Knowledge, against any Person whose liability for such Environmental Claims the Company or any of the Company Subsidiaries has retained or assumed either contractually or by operation of law.

          (c)   To the Company's Knowledge, there are no current or past actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim involving amounts equal to or greater than $250,000 against the Company, any of the Company Subsidiaries or, to the Company's Knowledge, against any Person whose liability for such Environmental Claims the Company or any of the Company Subsidiaries has retained or assumed either contractually or by operation of law.

          (d)   To the Company's Knowledge, no transfers of Permits or other governmental authorizations under Environmental Laws, and no additional Permits or other governmental authorizations under Environmental Laws, will be required to permit Parent to acquire ownership of the Company and allow the Company and the Company Subsidiaries to continue to conduct their respective businesses in full compliance with all applicable Environmental Laws immediately following the Closing Date, excluding any Permits or other governmental authorizations under Environmental Laws required by any facts or circumstances relating solely to Parent. To the extent that such transfers or additional Permits and other governmental authorizations are required, the Company agrees to cooperate with Parent to effect such transfers and obtain such Permits and other governmental authorizations.

          (e)   To the Company's Knowledge, the Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) studies, analyses, tests or monitoring in the possession or control of the Company or any of the Company Subsidiaries pertaining to: (i) any unresolved Environmental Claims; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries; or (iii) the Company's or any of the Company Subsidiaries' compliance with applicable Environmental Laws.

          (f)    As used in this Agreement:

              (i)  "Cleanup" means all actions to: (A) cleanup, remove, treat, monitor, assess, contain or remediate Hazardous Materials in the indoor or outdoor environment; (B) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations and post-remedial monitoring and care; (D) respond to any government requests for information or documents regarding any Hazardous Materials; or (E) otherwise address or respond to a Release of Hazardous Materials.

             (ii)  "Environmental Claim" means any claim, action, cause of action, suit, proceeding, investigation, order, demand or written notice by any Person alleging Liability (including Liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys' fees, fines or penalties) arising out of, based on, resulting from or relating to (A) the presence, Release of, or exposure to any Hazardous Materials; (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (C) any other matters for which liability is imposed under, Environmental Laws.

            (iii)  "Environmental Laws" means all federal, state, local, foreign and common Laws relating to or imposing Liability or standards of conduct concerning pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety from the presence of Hazardous Materials, including Laws relating to: (A) the exposure to, or Releases or threatened Releases of, Hazardous Materials; (B) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, Release, transport or handling of Hazardous Materials; (C) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; (D) endangered or threatened species of fish, wildlife and plants or the management or use of natural resources; (E) emissions of greenhouse gases; or (F) regulation of mining, and blasting associated with mining, dams and impoundments.

            (iv)  "Hazardous Materials" means any material, substance, chemical, or waste (or combination thereof) that (A) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any federal, state, local, foreign or common Laws relating to pollution, waste or the environment or (B) can form the basis of any Liability under any federal, state, local, foreign or common Laws relating to pollution, waste or the environment.

             (v)  "Release" means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

This Section 3.20 and Section 3.7 contain the sole representations and warranties with respect to Cleanups, Environmental Claims, Environmental Laws, Releases of Hazardous Materials and other environmental matters.

        Section 3.21    Customers and Suppliers.

          (a)   Section 3.21(a) of the Company Disclosure Schedule sets forth the names of each of the top ten (10) customers of the Company (excluding with respect to the MP Businesses) by dollar volume of sales to such customers for the twelve (12) month period ended September 30, 2012. Since September 30, 2012, except as set forth in Section 3.21(a) of the Company Disclosure Schedule, no such customer has provided written or oral notice to the Company indicating that the Company is ineligible to submit bids for new contracts.

          (b)   Section 3.21(b) of the Company Disclosure Schedule sets forth the names of the top ten (10) suppliers of the Company (excluding with respect to the MP Businesses) by dollar volume of purchases from such suppliers for the twelve (12) month period ended September 30, 2012. Since September 30, 2012, except as set forth in Section 3.21(b) of the Company Disclosure Schedule, no such supplier has initiated a material reduction in its business with the Company or has provided written or oral notice to the Company indicating that it intends to initiate a material reduction or termination of its business with the Company.

        Section 3.22    Accounts Receivable.     The accounts receivable of the Company and the Company Subsidiaries reflected on the most recent Audited Financial Statements, and the accounts receivable of the Company and the Company Subsidiaries that have arisen since the September 30, 2012, have arisen in the ordinary course of business and represent valid obligations to the Company or the Company Subsidiaries, as applicable.

        Section 3.23    MP Businesses.     Except as otherwise provided in the Restructuring Agreements, following consummation of the Restructuring, neither the Company nor any of the Company Subsidiaries shall have any Liabilities arising out of or relating to KI, its Subsidiaries or the MP Businesses.

        Section 3.24    Other Information.     To the Company's Knowledge, all forecasts, projections, models, budgets or estimates heretofore delivered to Parent by the Company or any of its Representatives have been prepared in good faith and without any intention to mislead, on the basis of the information available at the time of their preparation and assumptions believed by Company management to be reasonable at such time.

        Section 3.25    Brokers and Finders.     Neither the Company nor any of its Affiliates (including KI and its Subsidiaries) has employed any investment banker, broker, finder or other intermediary in connection with this Agreement or the transactions contemplated hereby who is entitled to any fee or any commission in connection with or upon consummation of the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Each of Parent and Merger Sub hereby represents and warrants to the Company, as of the date of this Agreement and as of the Closing Date (except for those representations and warranties made as of a specific date), as follows:

        Section 4.1    Organization; Qualification.     Parent is a corporation and Merger Sub is a limited liability company, each duly organized, validly existing and in good standing under the laws of the State of Hawaii. Each of Parent and Merger Sub has all requisite power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each of the jurisdictions in which the conduct of its business or the ownership, operation or leasing of its assets and properties requires it to be so qualified, licensed or in good standing other than failures to be so qualified, licensed and in good standing that would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. Parent and Merger Sub have made available to the Company their respective Organizational Documents as in effect on the date hereof.

        Section 4.2    Authority; Validity of Agreement.     Each of Parent and Merger Sub has all necessary power and authority to execute and deliver the Transaction Agreements to which it is or will be a party, to perform its obligations thereunder and, subject to obtaining the Parent Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of the Transaction Agreements to which it is or will be a party and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and the Manager and sole member of Merger Sub and all other requisite action on the part of Parent and Merger Sub and no other corporate or similar proceedings on the part of either Parent or Merger Sub are necessary to authorize any Transaction Agreement to which it is or will be a party or to consummate the Merger or the other transactions contemplated hereby (other than obtaining the Parent Shareholder Approval and filing the Articles of Merger as required by the HLLCA). Each of the Transaction Agreements to which each of Parent and Merger Sub is or will be a party has been or will be duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes or will constitute a legally valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exceptions. The affirmative vote of the holders of a majority of the shares of Parent Common Stock represented in person or by proxy at a meeting of shareholders of Parent at which a quorum is present in favor of the issuance of the Parent Common Stock to be issued in connection with the Merger (the "Parent Shareholder Approval") is the only vote of the holders of capital stock of Parent necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

        Section 4.3    Non-Contravention.     The execution and delivery by each of Parent and Merger Sub of each of the Transaction Agreements to which it is or will be a party, the performance by each of Parent and Merger Sub of its respective obligations thereunder and the consummation of the Merger and the other transactions contemplated hereby will not: (a) conflict with or result in any breach of any provision of the Organizational Documents of Parent and Merger Sub, (b) result in a material violation or breach of any provision of, constitute (with or without due notice or lapse of time or both) a material default under, give rise to a right of termination, cancellation or acceleration of any obligation or the loss of any benefit under, or require any consent under, any material Contract of any kind to which Parent or Merger Sub is a party or by which any of their respective properties or assets may be bound or affected, (c) result in the creation or imposition of any material Lien upon any of the properties or assets of Parent or Merger Sub or (d) subject to the Governmental Approvals, violate any Laws applicable to Parent or Merger Sub or any of their respective properties or assets, except, in the case of clauses (b), (c) and (d), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

        Section 4.4    Consents and Approvals.

          (a)   Except for the Governmental Approvals, no material declaration, filing or registration with, or notice to or authorization, consent or approval of, any Governmental Authority is necessary for the execution, delivery and performance by each of Parent and Merger Sub of each of the Transaction Agreements to which it is or will be a party or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated hereby.

          (b)   No material declaration, filing or registration with, or notice to or authorizations, consent or approval of any Person that is not a Governmental Authority is required for the execution, delivery and performance by each of Parent and Merger Sub of each Transaction Agreement to which it is or will be a party or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, other than declarations, filings, registrations, notices, authorizations, consents or approvals for which the failure to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

        Section 4.5    Litigation.     There is no claim pending against or, to the Knowledge of Parent, threatened against, Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.6    Parent Common Stock.     The Parent Common Stock to be issued pursuant to this Agreement, when issued and delivered, will be validly issued, fully paid and nonassessable and free and clear of any Liens.

        Section 4.7    SEC Filings.

          (a)   Parent has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission ("SEC") required to be filed by Parent since June 11, 2012 (such documents, together with any documents filed during such period by Parent with the SEC on a voluntary basis on Current Reports on Form 8-K, the "Parent SEC Reports").

          (b)   As of their respective filing dates, the Parent SEC Reports complied in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder) applicable to such Parent SEC Reports, and, except to the extent that information contained in any Parent SEC Report has been revised, amended, supplemented or superseded by a later-filed Parent SEC Report filed prior to the date of this Agreement, none of the Parent SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, which individually or in the aggregate would require an amendment, supplement or corrective filing to such Parent SEC Reports.

          (c)   Each of Parent financial statements (including the related notes) included in Parent SEC Reports complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended except as otherwise noted therein (subject, in the case of any unaudited interim financial statements included therein, to normal year-end audit adjustments).

        Section 4.8    Absence of Certain Changes.

          (a)   Except as expressly contemplated by this Agreement and as disclosed in the Parent SEC Reports filed with or furnished to the SEC prior to the date hereof, since December 31, 2012: (i) Parent and its Subsidiaries have operated their respective businesses in the ordinary course of business consistent with past practice and (ii) there has not occurred any Parent Material Adverse Effect or any change, circumstance, occurrence, state of facts, development, event or effect that would, individually or in the aggregate, be reasonably likely to have or result in a Parent Material Adverse Effect.

          (b)   As used in this Agreement, the term "Parent Material Adverse Effect" shall mean any change, circumstance, occurrence, state of facts, development, event or effect that, individually or in the aggregate, (i) is or is reasonably likely to be materially adverse to the business, assets (whether tangible or intangible), properties, financial condition, operations or capitalization of Parent and its Subsidiaries, taken as a whole or (ii) materially impairs the ability of Parent or Merger Sub to perform their obligations under any Transaction Agreement to which they are or will be a party or to consummate the Merger and the other transactions contemplated hereby; provided, however, that in no event shall any of the following constitute a Parent Material Adverse Effect or otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred: (A) any change that is the result of general economic conditions or factors generally affecting the industries in which Parent or any of its Subsidiaries conduct business; (B) any change in Law or GAAP or the interpretation thereof applicable to Parent or any of its Subsidiaries; (C) any change that is the result of the announcement or pendency of the Merger and the other transactions contemplated hereby; and (D) any change that results from any action taken by Parent or any of its Subsidiaries pursuant to any Transaction Agreement to which they are or will be a party or at the written request or with the written consent of the Company or the Shareholder's Representative; provided, further, that with respect to clauses (A) and (B) of this definition, any such change, circumstance, occurrence, state of facts, development, event or effect may be taken into account to the extent it disproportionately impacts Parent or any of its Subsidiaries compared to other companies in the industries in which Parent or any of its Subsidiaries operate.

        Section 4.9    Interim Operations of Merger Sub.     Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub (a) has not conducted, and will not prior to the Effective Time conduct, any business and (b) has no, and prior to the Effective Time will have no, assets or liabilities, except in either case, in connection with the transactions contemplated by this Agreement. All of the outstanding membership units of Merger Sub are owned directly by Parent.

        Section 4.10    Brokers and Finders.     Neither Parent nor any of its Affiliates has employed any investment banker, broker, finder or other intermediary in connection with this Agreement or the transactions contemplated hereby who is entitled to any fee or any commission in connection with or upon consummation of the Merger.

        Section 4.11    Tax Matters.

          (a)   Parent represents that Parent is requiring the Company to effect the Separation and that neither Parent nor any of its Subsidiaries would have entered into this Agreement or agreed to acquire the Company without the agreement by the Company to effect the Separation prior to the Merger.

          (b)   Parent represents that Parent is requiring 15% of the merger consideration be paid in cash and that neither Parent nor any of its Subsidiaries would have entered into this Agreement or agreed to acquire the Company had the Company not agreed to such requirement.

ARTICLE V

COVENANTS OF THE PARTIES

        Section 5.1    Conduct of Business.

          (a)   From and after the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, conduct their respective businesses in the ordinary course of business consistent with past practice and in compliance with all applicable Laws and to use their commercially reasonable efforts to: (i) preserve intact the business of the Company and the Company Subsidiaries, (ii) retain the services of current officers and employees and (iii) preserve relationships with customers, suppliers and others with whom the Company or the Company Subsidiaries have material business dealings.

          (b)   Without limiting the generality of the foregoing, except as otherwise expressly provided for by this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, from and after the date hereof until the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, take any of the following actions without the prior written consent of Parent:

              (i)  sell, lease, license, transfer or dispose of, or acquire, any real property or, except in the ordinary course of business, any other material assets;

             (ii)  terminate, materially extend or materially modify (A) any Material Contract, other than any Material Contract (excluding any Lease) in the ordinary course of business or (B) any Affiliate Arrangements;

            (iii)  enter into a Contract (A) that would have been a Material Contract had it been entered into prior to the date of this Agreement or (B) with any of the Principal Shareholders or any of their Affiliates;

            (iv)  amend, breach, terminate or allow to lapse or become subject to default or termination any Permit, other than amendments required by applicable Law;

             (v)  amend any of its Organizational Documents;

            (vi)  (A) authorize for issuance, issue, sell, pledge, dispose of or encumber any shares of its capital stock or any other voting securities or securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any of the foregoing, (B) split, combine, subdivide or reclassify any class or series of its capital stock (other than as contemplated in connection with the Restructuring), (C) declare, set aside or pay any dividend or distribution (whether in cash, stock or other property) in respect of any capital stock (other than dividends or distributions (I) from a wholly owned Company Subsidiary payable to the Company and/or one or more Company Subsidiaries, (II) of up to $5 million to the Company Shareholders in June or July 2013 or (III) to the Company Shareholders prior to Closing in the event that Estimated Closing Shareholders' Equity, absent such dividend or distribution, is projected to exceed $113,000,000; provided, that, such dividends or distributions do not adversely affect the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code) or (D) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

           (vii)  settle any proceeding against it unless such settlement (A) requires payment of less than $100,000, (B) involves its unconditional release with respect to the subject matter of the proceeding and (C) does not impose any material obligations on its business or operations after the Closing;

          (viii)  make any capital expenditure (or series of related capital expenditures) other than (A) as may be required to comply with applicable Law, (B) as set forth on Section 5.1(b)(viii) of the Company Disclosure Schedule or (C) capital expenditures not covered by clauses (A) and (B) above that are not in excess of $100,000;

            (ix)  except as required by the terms of any Benefit Plan set forth in Section 3.16(a) of the Company Disclosure Schedule as in effect on the date hereof or by applicable Law, (A) grant, increase or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any wages, salaries, bonuses, incentives, severance pay, other compensation, pension or other benefits payable or potentially available to any employees, including any increase or change pursuant to any Benefit Plan or (B) establish, adopt or amend (or promise to take any such action(s)) any Benefit Plan or any benefits potentially available thereunder; provided, that the Company or any Company Subsidiaries may increase base salaries or wages of employees other than officers in the ordinary course of business consistent with past practice;

             (x)  terminate the employment of any executive officer other than for cause;

            (xi)  merge or consolidate with any Person, other than a merger of one Company Subsidiary with another Company Subsidiary, or adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization (other than the Restructuring);

           (xii)  incur any Indebtedness other than in the ordinary course of business;

          (xiii)  make any material change in any of its financial accounting methods and practices, except as required by Law or changes in GAAP;

          (xiv)  fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered, except in the ordinary course of business and consistent with past practice;

           (xv)  maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

          (xvi)  (A) make a change in its Tax accounting principles, methods or policies, (B) make any new Tax election or change or revoke any existing Tax election, (C) settle or compromise any Tax liability or refund, (D) file any amended Tax Return or claim for refund, (E) enter into any closing agreement affecting any Tax liability or refund, (F) execute or consent to any waiver extending the statutory period of limitations with respect to the collection or assessment of Taxes or (G) obtain any Tax ruling (other than any Tax ruling obtained from the U.S. Internal Revenue Service relating to the Separation), in the case of any of the foregoing, which are or could reasonably be expected to be material to the business, financial condition or the results of operations of the Company;

         (xvii)  (A) exercise any option or first refusal rights relating to any Real Property, (B) exercise any term renewal with respect to any Leased Real Property, except in the ordinary course of business consistent with past practice, (C) enter into any Contract with respect to real property that is not a Real Property, including any commitment to lease, purchase or sell any real property or (D) enter into or materially modify any Contract relating to Real Property;

        (xviii)  sell, transfer, dispose of, license to any Person, or create any Lien on any Company Intellectual Property;

          (xix)  negotiate, enter into, modify, amend or terminate any collective bargaining Contract or Contract with any labor union, labor organization or works council; or

           (xx)  authorize or enter into any binding agreement or commitment with respect to any of the foregoing.

        Section 5.2    Non-Solicitation.

          (a)   From and after the date hereof and continuing through the Closing Date, the Company shall not, and the Company shall cause the Company Subsidiaries not to, directly or indirectly, authorize or permit any of their respective officers, directors, employees, agents or representatives, including investment bankers, financial advisors, attorneys, consultants and accountants retained by or on behalf of the Company or any Company Subsidiary (collectively, "Representatives"), to, directly or indirectly, (i) initiate, solicit, knowingly encourage or take any other action designed to facilitate any Takeover Proposals, (ii) enter into any agreement with respect to any Takeover Proposal or (iii) engage or otherwise participate in discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate with, any proposal that constitutes, or could reasonably be expected to lead to, a Takeover Proposal. The Company shall, and shall cause the Company Subsidiaries and its Representatives to, immediately cease and terminate all existing discussions or negotiations with any Person with respect to any proposal that constitutes, or could reasonably be expected to lead to, a Takeover Proposal. Notwithstanding the foregoing, at any time after the date hereof and prior to obtaining the Merger Approval, in response to a bona fide written Takeover Proposal that the Board of Directors of the Company determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or could reasonably be expected to lead to, a Superior Proposal, and which Takeover Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 5.2(a), the Company may, if the Board of Directors of the Company determines (after receiving the advice of outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, and subject to compliance with this Section 5.2(a) and Section 5.2(b) and after giving Parent written notice of such determination, (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement; provided, that (I) all such information has previously been provided to Parent or is provided to Parent at the same time it is provided to such Person and (II) such customary confidentiality agreement expressly provides the right for the Company to comply with the terms of this Agreement, including Section 5.2(b) and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.2(a) by any Representative or Affiliate of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.2(a) by the Company.

          (b)   Except where the Board of Directors of the Company determines (after receiving the advice of outside counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company agrees not to, and to cause the Company Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement that relates to the Company or any Company Subsidiary. The Company shall notify Parent as soon as practicable (and in any event within twenty-four (24) hours) orally, and promptly thereafter in writing, if any Person makes any Takeover Proposal and shall describe in reasonable detail the identity of any such Person and the substance and material terms and conditions of any such Takeover Proposal. The Company shall (i) keep Parent fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Takeover Proposal and (ii) provide to Parent promptly after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company or any of the Company Subsidiaries from any Person that describes any of the terms or conditions of any Takeover Proposal.

          (c)   The term "Takeover Proposal" means any inquiry, proposal or offer from any Person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 15% or more of the revenues, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or assets of the Company and the Company Subsidiaries, taken as a whole (for the avoidance of doubt, excluding KI and its Subsidiaries), or fifteen percent (15%) or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company pursuant to which any Person or the shareholders of any person would own 15% or more of any class of equity securities of the Company or of any resulting parent company of the Company, other than the transactions contemplated by this Agreement.

          (d)   The term "Superior Proposal" means a bona fide Takeover Proposal (provided, that for purposes of this definition references to fifteen percent (15%) in the definition of "Takeover Proposal" shall be deemed to be references to 50%) which the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

        Section 5.3    Access; Confidentiality.

          (a)   From and after the date hereof and continuing through the earlier of (i) the Closing Date or (ii) the termination of this Agreement pursuant to Article IX, the Company shall, and shall cause the Company Subsidiaries to, provide Parent and its Representatives with reasonable access, during normal business hours to the books and records, offices and properties of the Company and the Company Subsidiaries, provide as promptly as practicable such other information to Parent and its Representatives as they may reasonably request and make reasonably available to Parent and its Representatives the employees of the Company and the Company Subsidiaries whose assistance and expertise are necessary to assist Parent in connection with Parent's preparation to integrate the Company and the Company Subsidiaries into Parent's organization following the Closing; provided, that (A) any such access and review shall be granted and conducted in such a manner so as not to interfere unreasonably with the conduct of the business of the Company or any Company

  Subsidiary and (B) the Company and the Company Subsidiaries shall not be required to disclose any information the disclosure of which is restricted by applicable Law.

          (b)   From and after the date hereof and continuing through the earlier of (i) the Closing Date or (ii) the termination of this Agreement pursuant to Article IX, the Company shall grant all reasonable access and provide all information reasonably requested by environmental consultants engaged by Parent in order to enable such environmental consultants to complete Phase I environmental reports and, to the extent Parent's environmental consultant makes a good faith recommendation in a Phase I environmental report to conduct a Phase II environmental report, Phase II environmental reports relating to the properties listed in Schedule 5.3(b); provided, that the Company shall be provided with copies of such Phase I environmental reports and recommendations prior to commencement of the Phase II work, and the scope of work and timing shall be subject to the reasonable approval of the Company, and such work shall not unreasonably interfere with the Company's operations, and copies of the Phase II reports shall be provided to the Company upon completion. To the extent that the Company suffers any Losses arising from or related to the performance of a Phase II investigation under this Section 5.3(b) by an environmental consultant engaged by Parent, Parent shall indemnify, defend and hold harmless the Company from any such Losses to the extent that they arise solely from the negligence or willful misconduct of such environmental consultant.

          (c)   Notwithstanding anything in this Agreement to the contrary, with respect to the environmental matters set forth on Schedule 5.3(c), Parent and the Company shall follow the procedures set forth therein.

          (d)   From and after the date hereof and continuing through the earlier of (i) the Closing Date or (ii) the termination of this Agreement pursuant to Article IX, the Company shall deliver to Parent copies of the monthly unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of the end of each month and the related unaudited consolidated statements of operations and cash flows for such months, in each case, prepared in the ordinary course of business consistent with past practice.

          (e)   Without limiting the terms thereof, the Mutual Confidentiality Agreement, dated as of October 24, 2012 (the "Confidentiality Agreement"), between Parent and Grace shall govern the obligations of Parent, the Company and their respective Representatives with respect to the non-public information furnished or made available to them pursuant to this Section 5.3 or otherwise.

        Section 5.4    Filings and Authorizations.

          (a)   Each of Parent and the Company shall (i) make or cause to be made the filings required of such party under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, but in no event later than twenty (20) Business Days after the date hereof (such deadline being subject to the parties' cooperation as required by this Section 5.4), (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the United States Federal Trade Commission or the United States Department of Justice or any other Governmental Authority in respect of such filings or such transactions and (iii) act in good faith and reasonably cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction. To the extent not prohibited by applicable Laws, each party to this Agreement shall use all commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Laws in connection with the Transactions. Each party to this Agreement shall give the other party reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filings or any such transaction. None of the parties to this Agreement shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. The parties to this Agreement will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to this Agreement in connection with proceedings under or relating to the HSR Act or other Antitrust Laws. Parent shall take the lead in coordinating any filings and obtaining any necessary approvals under the HSR Act or any other federal or state antitrust Laws.

          (b)   Subject to Section 5.4(d), each of Parent and the Company shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement under the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith and subject to Section 5.4(d), if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as inconsistent with or violative of any Antitrust Law, each of Parent and the Company shall (by negotiation, litigation or otherwise) cooperate and use its commercially reasonable efforts vigorously to contest and resist any such action or proceeding, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the Merger and the other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, Parent and the Company decide that litigation is not in their respective best interests. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.4 shall limit the right of a party to this Agreement to terminate this Agreement pursuant to Section 9.1(c), so long as such party to this Agreement has until that time complied in all material respects with its obligations under this Section 5.4. Each of Parent and the Company shall use its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Merger and the other transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement.

          (c)   Subject to Section 5.4(d), each of the parties to this Agreement agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate, in the most expeditious manner practicable, the Transactions, including (i) obtaining all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and making all other necessary registrations and filings (including filings with Governmental Authorities, if any), (ii) obtaining all consents, approvals or waivers from third parties related to or required in connection with the Transactions that are necessary to consummate the Transactions, (iii) executing and delivering any additional instruments reasonably necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement and (iv) providing all such information concerning such party, its Subsidiaries, its Affiliates and its Subsidiaries' and Affiliates' officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in Section 5.4(a), Section 5.4(b) or this Section 5.4(c).

          (d)   Notwithstanding anything to the contrary in this Section 5.4, Parent shall not be required, in order to resolve any objections asserted under Antitrust Laws by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement, to divest any of its businesses or assets, or take or agree to take any other action or agree to any limitation or restriction, that the Board of Directors of Parent reasonably determines in good faith, after considering the advice of its management and legal and financial advisors, (i) to be materially adverse to Parent and its Subsidiaries taken as a whole or (ii) would materially impair the overall benefits expected, as of the date hereof, to be realized from the acquisition of the Company.

        Section 5.5    Publicity.     The Company shall not, and shall not permit the Company Subsidiaries to, and Parent shall not, issue any press release or otherwise make any public announcement concerning any of the Transaction Agreements or the Transactions, without obtaining the prior approval of the Company or Parent, as applicable, which approval shall not be unreasonably withheld, conditioned or delayed, unless, in the reasonable judgment of the Company or Parent, as applicable, disclosure is otherwise required to comply with (a) the rules of any securities exchange on which shares of capital stock of Parent may be listed or (b) any applicable Law (including, for the avoidance of doubt, any applicable securities laws or SEC rules or requirements); provided, that to the extent required by such securities exchange rule or applicable Law, the party intending to make such release or announcement shall use its commercially reasonable efforts, consistent with such securities exchange rule or applicable Law, to consult with the other party with respect to the text thereof prior to making such release or announcement.

        Section 5.6    Notification of Certain Events.     From and after the date hereof and continuing through the earlier of (a) the Closing Date or (b) the termination of this Agreement pursuant to Article IX:

            (i)  The Company shall give prompt notice to Parent of (A) the occurrence or existence of (I) the breach in any material respect of a representation, warranty or covenant made by the Company in this Agreement, or any other fact, circumstance or event, in either case, that would reasonably be expected to prevent or materially delay any condition precedent to any party's obligations hereunder from being satisfied and/or (II) a Company Material Adverse Effect; (B) any notice or other communication (other than routine notices or communications in the ordinary course of business) from any Governmental Authority with respect to any of the Transactions; or (C) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions; and

           (ii)  Parent shall give prompt notice to the Company of (A) the occurrence or existence of (I) the breach in any material respect of a representation, warranty or covenant made by Parent and Merger Sub in this Agreement, or any other fact, circumstance or event, in either case, that would reasonably be expected to prevent or materially delay any condition precedent to any party's obligations hereunder from being satisfied and/or (II) a Parent Material Adverse Effect; (B) any notice or other communication (other than routine notices or communications in the ordinary course of business) from any Governmental Authority with respect to the Merger or the other transactions contemplated hereby; and (C) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby.

        Section 5.7    Reorganization Treatment.

          (a)   The parties to this Agreement intend that the Merger will qualify as a reorganization under Section 368(a) of the Code, and neither the Company nor Parent shall, nor shall they permit any of their respective Affiliates to, take or cause to be taken any action (including agreeing to any transaction or entering into any agreement (other than as expressly provided for in this Agreement)), that would reasonably be expected to result in the Merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to (and the Company shall cause KI and its Subsidiaries to) use their commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including providing reasonable and customary representations, covenants and certificates requested by Parent Tax Counsel under Section 6.2(i) and Company Tax Counsel under Section 6.3(f).

          (b)   Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code.

        Section 5.8    Directors' and Officers' Indemnification.     Each of Parent and the Surviving Entity shall, jointly and severally, indemnify and hold harmless all past and present officers and directors of Grace, GPC Holdings and the Company Subsidiaries (the "D&O Indemnified Parties") for acts or omissions occurring at or prior to the Effective Time to the fullest extent provided under their respective Organizational Documents in effect on the date hereof (and shall also advance expenses as incurred in defense of any action, suit or proceeding to the fullest extent provided under such Organizational Documents; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that such indemnification shall be subject to any limitation imposed from time to time under the HBCA. Parent shall purchase a "tail" for the Company's existing directors' and officers' insurance policy with respect to all actions taken at or prior to the Effective Time; provided, however, that Parent shall not be required to pay a premium for such "tail" insurance in excess of 300 percent of the most recent annual premium paid by the Company prior to the date of the Agreement.

        Section 5.9    Supplemental Disclosure.

          (a)   The Company may, subject to the provisions of this Section 5.9, from time to time, but no later than ten (10) Business Days prior to the Closing Date, by notice in accordance with this Agreement, supplement the Company Disclosure Schedule to reflect any matter that (i) arises or new information that becomes known by the Company or any of the Company Subsidiaries after the date of this Agreement and (ii) would have been required or permitted to be set forth or described in the Company Disclosure Schedule had such matter existed or such information been known to the Company or any of the Company Subsidiaries as of the date of this Agreement (the "Supplemental Disclosure").

          (b)   Parent shall have ten (10) Business Days after receipt of any Supplemental Disclosure (the "Termination Period") in which to review such Supplemental Disclosure. If a Supplemental Disclosure discloses facts that would constitute a breach of the Company's representations and warranties hereunder, Parent and the Company shall discuss such matter in good faith and attempt to resolve the matter. In the event the matter is not resolved, Parent may terminate this Agreement by delivering a written notice of termination to the Company prior to the expiration of the Termination Period. If a notice of termination is not received with respect to any Supplemental Disclosure within the Termination Period, Parent will be deemed to have waived its right to terminate with respect to such Supplemental Disclosure and the Company Disclosure Schedule will be deemed, for the purpose of Parent's condition to Closing as set forth in Section 6.2(a), and for the purpose of the indemnification provisions in Article VII, to be amended and supplemented as described in the Supplemental Disclosure as of the date hereof. For the avoidance of doubt, no

  Supplemental Disclosure (whether or not a notice of termination is received with respect thereto during the Termination Period) shall be deemed to have amended or supplemented the Company Disclosure Schedule for purposes of the condition to Closing set forth in Section 6.2(g).

        Section 5.10    NYSE Listing.     Parent shall apply for, and shall use its commercially reasonable efforts to obtain prior to the Closing Date, approval to list on the NYSE the shares of Parent Common Stock to be issued in the Merger, subject to official notice of issuance.

        Section 5.11    Restructuring Agreements.

          (a)   As promptly as practicable after the date of this Agreement, but in no event later than thirty (30) days after the date hereof, the Company shall have prepared final forms of the following:

              (i)  a holding company reorganization agreement (the "Holding Company Reorganization Agreement") to effect the Holding Company Reorganization and providing (A) that the Holding Company Reorganization, together with the LLC Conversion, is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code and (B) that Grace and GPC Holdings shall have received a legal opinion of Sidley Austin LLP, dated the date of the Holding Company Reorganization, in form and substance reasonably satisfactory to Parent, to the effect that the Holding Company Reorganization, together with the LLC Conversion, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code;

             (ii)  documentation (the "LLC Conversion Documents") necessary or advisable to effect the LLC Conversion;

            (iii)  a separation agreement (the "Separation Agreement"), to effect the Separation and providing for, among other things, (A) the termination of intercompany agreements, (B) the settlement of intercompany accounts, (C) the replacement of guarantees, (D) maintaining confidentiality of information, (E) mutual releases of pre-Separation claims, (F) resignation of Grace employees as officers and directors from companies engaged in the MP Businesses and of employees in the MP Businesses as officers and directors of the Company and companies engaged in the Grace Businesses, (G) full indemnification by GPC Holdings for liabilities relating to the Grace Businesses, (H) full indemnification by KI for liabilities relating to the MP Businesses, (I) the repurchase by KI of KI shares issued in the Separation to the trustees of the Grace 401(k) plans within the time permitted for liquidation of the plan assets after such plans have been terminated and (J) covenants requiring KI to maintain a minimum net worth and other reasonable covenants to maintain the financial ability of KI to satisfy its obligations under the Restructuring Agreements;

            (iv)  a tax matters agreement (the "Tax Matters Agreement") providing that, among other things, (A) to the extent not taken into account in the calculation of Closing Shareholders' Equity, KI shall be liable for and shall pay, without duplication, any additional Taxes assessed against or owed by the Company, Parent or any of their Subsidiaries (or reduced Tax refunds) after the Closing which are attributable to, or to the extent allocable to, KI or its Subsidiaries in respect of the MP Businesses for any Tax period or portion thereof ending on or prior to the date on which the Separation is consummated (a "Pre-Separation Tax Period"); provided, however, that any such Taxes assessed against or owed by the Company, Parent or any of their Subsidiaries pursuant to an audit initiated prior to the eighteen (18) month anniversary of the Closing Date shall first be paid out of the Holdback Amount; (B) to the extent not taken into account in the calculation of Closing Shareholders' Equity, any Tax refunds received by the Company, Parent or any of their Subsidiaries (or reduced Tax liabilities) after the Closing which are attributable to, or to the extent allocable to, KI and its Subsidiaries in respect of the MP Businesses shall be paid to KI; (C) to the extent not taken into account in the calculation of Closing Shareholders' Equity, Separation Taxes shall be borne (x) first, 25% by Parent and 75% by the Company Shareholders until Parent's share of the Tax liability under this Section 5.11(a)(iv)(C) reaches $1,000,000, (y) second, by the Company Shareholders, provided that the Company Shareholders' Tax liabilities under this Section 5.11(a)(iv)(C)(x) and (y) shall be paid exclusively out of the Holdback Amount, and (z) thereafter, by KI; (D) Parent shall control the preparation of all Tax Returns required to be filed by or with respect to KI and its Subsidiaries for Pre-Separation Tax Periods, provided that Parent shall, to the extent possible, use the same personnel at Deloitte & Touche LLP ("Deloitte") that currently audit and prepare the Tax Returns for the Company, and KI and the Shareholders' Representative shall have the right to review, comment on and approve draft Tax Returns, such approval not to be unreasonably withheld, delayed or conditioned; (E) Parent shall reasonably determine the allocation of Tax attributes of KI and its Subsidiaries arising in a Pre-Separation Tax Period to KI and its Subsidiaries, on the one hand, and the Surviving Entity and its Subsidiaries, on the other hand, which allocation shall be subject to the approval of KI and the Shareholders' Representative which shall not be unreasonably withheld, delayed or conditioned; (F) the Company, KI and their respective Affiliates shall allocate Tax attributes of KI and its Subsidiaries and prepare all Tax Returns in accordance with the valuation report prepared by Duff & Phelps; and (G) each of Parent, the Company and KI agrees that neither it nor any of its Affiliates shall file any federal, state, local and foreign Tax Returns in a manner that is inconsistent with the valuation report prepared by Duff & Phelps unless otherwise required by applicable Law.

             (v)  any other agreements or instruments necessary or advisable to implement the Separation (the "Separation Ancillary Agreements" and, together with the Holding Company Reorganization Agreement, the LLC Conversion Documents, the Separation Agreement and the Tax Matters Agreement, the "Restructuring Agreements").

          (b)   Grace and GPC Holdings shall permit Parent to review interim drafts and final forms of each of the Restructuring Agreements and shall take into account Parent's comments and proposed revisions to such materials.

          (c)   The Company shall contribute to KI the $15,000,000 of intercompany debt owed to the Company by KI prior to Closing. The Company shall be authorized to contribute additional cash to KI to repurchase KI shares issued to the Grace 401(k) participants pursuant to the Separation and for working capital needs of KI.

          (d)   Parent shall be entitled to review and comment on drafts of all documents to be submitted to the Internal Revenue Service in connection with any private letter ruling request relating to the Restructuring, and the Company shall provide such drafts to Parent reasonably in advance of submission to the Internal Revenue Service. Parent shall endeavor to promptly review and comment on any such materials. Parent agrees that it will cooperate with and assist Grace and Grace's accountants and legal counsel, as and to the extent reasonably requested by Grace and its advisors, in connection with the preparation of the private letter ruling request to be submitted to the Internal Revenue Service and the Deloitte tax opinion to be delivered to Grace with respect to the Separation substantially to the effect that the Separation should be treated as a transaction within the meaning of Section 355 of the Code.

        Section 5.12    Registration Statement; Proxy Statement/Prospectus.

          (a)   As promptly as practicable following the execution of this Agreement, Parent shall file a Registration Statement on Form S-4 (the "Registration Statement") with the SEC registering the Parent Common Stock to be issued in connection with the Merger under the Securities Act. The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Common

  Stock in the Merger and (ii) a proxy statement of Parent for use in connection with the solicitation of proxies from the shareholders of Parent to obtain the Parent Shareholder Approval (as may be amended or supplemented from time to time, the "Proxy Statement/Prospectus").

          (b)   Parent shall respond promptly to any comments of the SEC or its staff with respect to the Registration Statement and shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable.

          (c)   The Company agrees that it will cooperate with and assist Parent, including by providing Parent, promptly upon request, with the information concerning the Company required to be included in the Registration Statement. The information supplied by the Company for inclusion in the Registration Statement, at the time the Registration Statement is declared effective by the SEC, at the time the Proxy Statement/Prospectus is first mailed to Company Shareholders, at the time the Proxy Statement/Prospectus is first mailed to shareholders of Parent and at the time of the Parent Shareholders' Meeting, in each case, as such information may be supplemented or amended as of such time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees to provide Parent, promptly upon request, with any additional information concerning the Company that is necessary in order to respond to any comments of the SEC or its staff with respect to the Registration Statement.

          (d)   Prior to filing the Registration Statement (including any amendment thereto) with the SEC, or responding to any comments of the SEC with respect to the Registration Statement, Parent shall provide the Company a reasonable opportunity to review and comment thereon and Parent shall give reasonable consideration to any such comments.

        Section 5.13    Parent Shareholders' Meeting.     Parent shall, in accordance with applicable Law and its Organizational Documents:

          (a)   take all actions necessary to duly call, give notice of, convene and hold a special meeting of its shareholders (the "Parent Shareholders' Meeting") at which the shareholders of Parent will consider and vote upon approval of the issuance of the Parent Common Stock in the Merger;

          (b)   use its commercially reasonable efforts (A) to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Registration Statement is declared effective by the SEC and (B) to solicit proxies from its shareholders to obtain the Parent Shareholder Approval;

          (c)   subject to the good faith exercise by the Parent Board of Directors of its fiduciary duties, include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of Parent that shareholders vote in favor of the issuance of the Parent Common Stock in the Merger; and

          (d)   take all other action reasonably necessary to secure the Parent Shareholder Approval.

        Section 5.14    Company Special Meetings; Company Disclosure Material.

          (a)   No later than promptly following the effective date of the Registration Statement, Grace shall, in accordance with applicable Law and the Organizational Documents of Grace:

              (i)  take all actions necessary to duly call, give notice of, convene and hold a special meeting of the holders of Grace Common Stock at which such holders will consider and vote upon approval of the Holding Company Reorganization Agreement, the Holding Company Reorganization and the other transactions contemplated thereby ("Holding Company Reorganization Special Meeting");

             (ii)  prepare, as promptly as practicable after the date of this Agreement, any disclosure or other documents to be sent to the holders of Grace Common Stock in connection with the Holding Company Reorganization Special Meeting for the approval of the Holding Company Reorganization Agreement, the Holding Company Reorganization and the other transactions contemplated thereby (the "Holding Company Reorganization Disclosure Materials") and use its commercially reasonable efforts (A) to cause the Holding Company Reorganization Disclosure Materials to be mailed to the holders of Grace Common Stock and (B) if applicable, to solicit proxies from the holders of Grace Common Stock to obtain the Holding Company Reorganization Approval;

            (iii)  subject to the good faith exercise by the Grace Board of Directors of its fiduciary duties, include in the Holding Company Reorganization Disclosure Materials the recommendation of the Board of Directors of Grace that the holders of Grace Common Stock vote in favor of the Holding Company Reorganization Agreement, the Holding Company Reorganization and the other transactions contemplated thereby; and

            (iv)  take all other action reasonably necessary to secure the Holding Company Reorganization Approval.

          (b)   Promptly following the later of (x) consummation of the Holding Company Reorganization and (y) the effective date of the Registration Statement, GPC Holdings shall, in accordance with applicable Law and the Organizational Documents of GPC Holdings:

              (i)  take all actions necessary to duly call, give notice of, convene and hold a special meeting of the Company Shareholders at which the Company Shareholders will consider and vote upon approval of this Agreement, the Merger and the other transactions contemplated hereby (the "Merger Special Meeting");

             (ii)  prepare, as promptly as practicable after the date of this Agreement, any disclosure or other documents to be sent to Company Shareholders in connection with the Merger Special Meeting for the approval of this Agreement, the Merger and the other transactions contemplated hereby (the "Merger Disclosure Materials") and use its commercially reasonable efforts (A) to cause the Merger Disclosure Materials to be mailed to the Company Shareholders and (B) if applicable, to solicit proxies from the Company Shareholders to obtain the Merger Approval;

            (iii)  subject to the good faith exercise by the GPC Holdings Board of Directors of its fiduciary duties, include in the Merger Disclosure Materials the recommendation of the Board of Directors of GPC Holdings that the Company Shareholders vote in favor of this Agreement, the Merger and the other transactions contemplated hereby; and

            (iv)  take all other action reasonably necessary to secure the Merger Approval.

          (c)   Grace and GPC Holdings shall permit Parent to review the Holding Company Reorganization Disclosure Materials and the Merger Disclosure Materials in advance of mailing and shall give reasonable consideration to Parent's comments and proposed revisions to such materials.

          (d)   Parent agrees that it will cooperate with and assist Grace or GPC Holdings, as applicable, including by providing Grace or GPC Holdings, as applicable, promptly upon request, with the information concerning Parent and Merger Sub that Grace or GPC Holdings, as applicable, reasonably determines to be included in the Holding Company Reorganization Disclosure Materials or the Merger Disclosure Materials, as applicable. The information supplied by Parent for inclusion in such materials, at the time the Holding Company Reorganization Disclosure Materials or the Merger Disclosure Materials, as applicable, are first mailed to shareholders of

  Grace or the Company Shareholders, as applicable, and at the time of the Holding Company Reorganization Special Meeting or the Merger Special Meeting, as applicable (in each case, as such information may be supplemented or amended as of such time), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (e)   If, prior to the Merger Special Meeting, the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), that any Takeover Proposal received by it constitutes a Superior Proposal and the Board of Directors of the Company determines in its good faith judgment (after receiving advice of its outside counsel) that failing to take such action with respect to the Superior Proposal would constitute a breach of its fiduciary duties under applicable Law, nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its recommendation in favor of this Agreement, the Merger and the other transactions contemplated hereby; provided, that (i) a Superior Proposal is made to the Company and is not withdrawn, (ii) the Company has provided written notice to Parent (a "Company Notice of Superior Proposal") advising Parent that the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person or entity making such Superior Proposal and (iii) Parent has not, within five (5) Business Days of Parent's receipt of the Company Notice of Superior Proposal, made an offer that the Company Board of Directors determines in its good faith judgment, after consultation with its financial advisor, to be at least as favorable to the Company Shareholders as such Superior Proposal (it being agreed that the Company Board of Directors shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof). In the event the Board of Directors of the Company determines in good faith to withhold, withdraw, amend or modify its recommendation in favor of this Agreement, the Merger and the other transactions contemplated hereby in accordance with this Section 5.14(e), the Company may cancel the Company Special Meeting, terminate this Agreement pursuant to Section 9.1(i) and, if applicable, pay the fees in accordance with Section 9.2(b). The Company shall provide Parent with at least five (5) Business Days prior notice of any meeting of the Company Board of Directors at which the Company Board of Directors is reasonably expected to consider any Takeover Proposal; provided, that if the terms of such Takeover Proposal require the Company Board of Directors to meet sooner, the notice provided to Parent pursuant to this sentence shall be no later than the initial notice of meeting provided to the Company Board of Directors (it being understood and agreed that in no event shall this proviso shorten the time period provided for in clause (iii) of the proviso to the first sentence of this Section 5.14(e)).

        Section 5.15    Resignations.     The Company shall cause to be delivered to Parent on the Closing Date such resignations of members of the Board of Directors of the Company and each Company Subsidiary as requested in writing by Parent at least five (5) Business Days prior to the Closing Date, such resignations to be effective concurrently with the Closing.

        Section 5.16    Employee Benefit Plans; ERISA.

          (a)    Termination of 401(k) Plans.    Effective no later than the day immediately preceding the Closing Date, Grace shall terminate each of the Grace 401(k) Plans (excepting any 401(k) Plan that relates solely to the MP Business). Three (3) Business Days prior to the Closing Date, Grace shall provide Parent with evidence that such Grace 401(k) Plans have been terminated (pursuant to resolutions adopted by the Board of Directors of Grace, the form and substance of such resolutions shall be subject to review and approval of Parent, which review and approval shall not be unreasonably delayed or withheld). Grace shall take such other actions in furtherance of terminating such Grace 401(k) Plans as Parent may reasonably require. In the event that termination of Grace 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then Grace shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than thirty (30) Business Days prior to the Closing Date. Parent intends to file for an Internal Revenue Service determination letter on termination and plan assets will be distributed as soon as administratively feasible following receipt of such determination letter, unless required sooner by Law.

          (b)    Health and Welfare Benefit Plans.    With respect to employees of the Company or the Company Subsidiaries who become employees of Merger Sub immediately upon Closing ("Former Company Employees") and subject to the approval of the applicable insurance carriers, Merger Sub shall continue the Company Subsidiaries health and welfare Benefit Plans on substantially similar terms until such time as it is administratively practicable to transition and enroll the Former Company Employees in Merger Sub's health and welfare benefit plans for which such employees are eligible (the "Merger Sub Health and Welfare Benefit Plans"). Notwithstanding anything herein to the contrary, this Section 5.16(b) shall not operate to (i) duplicate any benefit provided to any Former Company Employees or to fund any such benefit, (ii) require Merger Sub or its subsidiaries or affiliates or any Merger Sub Health and Welfare Benefit Plans or trust related thereto to pay for any benefits that relate to any time period prior to Former Company Employees' participation in the Merger Sub Health and Welfare Benefit Plans, (iii) require Merger Sub to continue to maintain any employee benefit plan in effect for Merger Sub's employees, including the Former Company Employees or (iv) be construed to mean the employment of the Former Company Employees is not terminable by Merger Sub at will at any time, with or without cause, for any reason or no reason.

          (c)    Section 125 Plans.    With respect to the Former Company Employees and subject to the approval of the applicable third party administrator, Merger Sub shall continue the Company Subsidiaries Flexible Benefits Plan (Section 125 Plan), including its medical care reimbursement plan and its dependent care reimbursement plan, on substantially similar terms until such time as it is administratively practicable to transition and enroll the Former Company Employees in Merger Sub's Section 125 Plan for which such employees are eligible ("Merger Sub's Section 125 Plan"). Notwithstanding anything herein to the contrary, this Section 5.16(c) shall not operate to (i) duplicate any benefit provided to the Former Company Employees or to fund any such benefit, (ii) require Merger Sub or its subsidiaries or affiliates or any Merger Sub Section 125 Plan to pay for any benefits that relate to any time period prior to the Former Company Employees' participation in the Merger Sub Section 125 Plan, (iii) require Merger Sub to continue to maintain any Section 125 Plan in effect for Merger Sub's employees, including the Former Company Employees or (iv) be construed to mean the employment of the Former Company Employees is not terminable by Merger Sub at will at any time, with or without cause, for any reason or no reason.

          (d)    Vacation and Service Crediting.    Merger Sub shall take all necessary action so that after the Closing Date each Former Company Employee shall continue to be credited with the unused vacation and sick leave credited to such Former Company Employee through the Closing Date under the applicable vacation and sick leave policies of the Company or the Company Subsidiaries, and Merger Sub shall permit or cause its affiliates to permit such employees to use such vacation and sick leave. Merger Sub shall take all necessary action so that, for all purposes under each employee benefit plan maintained by Merger Sub or any of its affiliates in which Former Company Employees become eligible to participate upon or after the Closing Date, each such employee shall be given credit for all service with the Company or the Company Subsidiaries (or all service credited by the Company or the Company Subsidiaries) to the same extent as if rendered to

  Merger Sub or any of its affiliates other than for benefit accrual purposes under any defined benefit plan and except to the extent such crediting would result in duplication of benefits.

          (e)    Employment and Other Agreements.    Except as otherwise expressly provided for in this Agreement, Merger Sub shall honor and cause its Subsidiaries to honor all Benefit Plans listed on Schedule 3.16(a) of the Company Disclosure Schedule.

          (f)    Welfare Plan Participation.    Merger Sub shall, or shall cause its affiliates to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Former Company Employees under any welfare or fringe benefit plan in which such Former Company Employees may be eligible to participate after the Closing, other than limitations or waiting periods that are in effect with respect to such employees and that have not been satisfied under the corresponding welfare or fringe benefit plan maintained by the Company or the Company Subsidiaries for the Former Company Employees prior to the Closing and (ii) to the extent permitted by the applicable insurance carriers, provide each Former Company Employee with credit under any welfare plans in which such Former Company Employee becomes eligible to participate after the Closing for any co-payments and deductibles paid by such Former Company Employee for the then current plan year under the corresponding welfare plans maintained by the Company or the Company Subsidiaries prior to the Closing.

        Section 5.17    Further Assurances.     Each of the parties to this Agreement shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of each of the Transaction Agreements and to consummate the Transactions.

ARTICLE VI

CONDITIONS TO CLOSING

        Section 6.1    Mutual Conditions.     The respective obligations of Parent, Merger Sub and GPC Holdings to effect the Merger are subject to the satisfaction or waiver, at or before the Closing, of each of the following conditions:

          (a)    No Legal Prohibition, etc.    No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court of competent jurisdiction or other Law shall be in effect preventing the consummation of the Merger or the other transactions contemplated hereby, and there shall be no pending action or proceeding before any Governmental Authority seeking any such injunction, judgment, order or decree; provided, however, that prior to asserting this condition, a party shall have used its commercially reasonable efforts to prevent the entry of any such injunction, judgment, order or decree and to appeal as promptly as possible any such injunction, judgment, order or decree that may be entered.

          (b)    HSR Act Waiting Period.    The waiting period, and any extensions thereof, applicable to the Merger and the other transactions contemplated hereby under the HSR Act shall have expired or been terminated.

          (c)    Shareholder Approvals.    The Merger Approval and the Parent Shareholder Approval shall have been obtained.

          (d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

          (e)    NYSE Listing.    The Parent Common Stock issuable in connection with the Merger shall have been authorized for listing on the NYSE, subject to official notice of listing.

        Section 6.2    Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.     The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver, at or before the Closing, of each of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Grace and GPC Holdings contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except (i) to the extent such representations and warranties expressly relate to an earlier date, in which case only as of such earlier date and (ii) to the extent such representations and warranties are qualified with regard to "materiality" or "Company Material Adverse Effect," in which case they shall be true and correct.

          (b)    Performance of Agreements.    Grace and GPC Holdings shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

          (c)    Restructuring.    The final forms of the Restructuring Agreements shall be reasonably acceptable to Parent; the Holding Company Reorganization Approval shall have been obtained; and the Restructuring shall have been consummated.

          (d)    Officer's Certificate.    Parent shall have received a certificate of an executive officer of Grace and GPC Holdings stating that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

          (e)    Fairness Opinion.    Parent shall have received an independent fairness opinion with respect to the Merger that is acceptable to Parent.

          (f)    No Threatened or Pending Litigation.    There shall not be threatened or pending any action by any Governmental Authority seeking to prohibit or impose any material limitations on Parent's ownership of the Company or any of their respective Subsidiaries or the operation of all or a material portion of Parent's or the Company's or any of their respective Subsidiaries' businesses or assets, or to compel Parent or the Company or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Parent, the Company or any of their respective Subsidiaries.

          (g)    No Company Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred any event, development or change, individually or in the aggregate with any other events, developments or changes, which has resulted or would reasonably be expected to result in a Company Material Adverse Effect.

          (h)    Consents.    All of the approvals, consents and licenses listed in Section 6.2(h) of the Company Disclosure Schedule shall have been obtained in form and substance reasonably satisfactory to Parent.

          (i)    Opinion of Parent Tax Counsel.    Parent shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Parent Tax Counsel"), dated as of the Closing Date and based on facts, representations, covenants and assumptions described in such opinion that are consistent with the state of facts existing at such time, substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (the "Parent Tax Opinion"). In rendering the Parent Tax Opinion, Parent Tax Counsel may require and rely upon reasonable and customary representations and covenants, including those contained in certificates of officers of Grace, GPC Holdings and Parent or others, reasonably satisfactory in form and substance to Parent Tax Counsel.

          (j)    Dissenters Rights.    Holders of no more than three percent (3%) of Company Common Stock outstanding as of the Effective Time shall have exercised dissenters' rights under the HBCA.

        Section 6.3    Conditions to the Obligations of GPC Holdings to Effect the Merger.     The obligations of GPC Holdings to effect the Merger are further subject to the satisfaction or waiver, at or before the Closing, of each of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of the Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except (i) to the extent such representations and warranties expressly relate to an earlier date, in which case only as of such earlier date and (ii) to the extent such representations and warranties are qualified with regard to "materiality" or "Parent Material Adverse Effect," in which case they shall be true and correct.

          (b)    Performance of Agreements.    Parent and Merger Sub shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

          (c)    Officer's Certificate.    GPC Holdings shall have received a certificate of an executive officer of Parent stating that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

          (d)    No Threatened or Pending Litigation.    There shall not be threatened or pending any action by any Governmental Authority seeking to prohibit or impose any material limitations on Parent's ownership of the Company or any of their respective Subsidiaries or the operation of all or a material portion of Parent's or the Company's or any of their respective Subsidiaries' businesses or assets, or to compel Parent or the Company or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Parent, the Company or any of their respective Subsidiaries.

          (e)    No Parent Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred any event, development or change, individually or in the aggregate with any other events, developments or changes, which has resulted or would reasonably be expected to result in a Parent Material Adverse Effect.

          (f)    Opinion of Company Tax Counsel.    GPC Holdings shall have received an opinion of Sidley Austin LLP ("Company Tax Counsel"), dated as of the Closing Date and based on facts, representations, covenants and assumptions described in such opinion that are consistent with the state of facts existing at such time, substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (the "Company Tax Opinion" and, together with the Parent Tax Opinion, the "Tax Opinions"). In rendering the Company Tax Opinion, Company Tax Counsel may require and rely upon reasonable and customary representations and covenants, including those contained in certificates of officers of the Company and Parent or others, reasonably satisfactory in form and substance to Company Tax Counsel.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

        Section 7.1    Survival of Representations, Warranties and Covenants.

          (a)   The representations and warranties of Grace, GPC Holdings, Parent and Merger Sub contained in this Agreement shall survive for a period of eighteen (18) months from the Closing Date (the "Survival Period"). Notwithstanding the first sentence of this Section 7.1(a), any representation or warranty that would otherwise terminate shall survive with respect to Losses in respect of which notice, in reasonable detail, is given pursuant to this Agreement prior to the end of the Survival Period until such Losses are finally resolved and paid. For the purposes of this Agreement, the term "Loss" means, with respect to any Indemnified Party, any and all losses, Liabilities, claims, obligations, costs and expenses (including reasonable attorneys' fees and disbursements, interest and penalties), judgments, fines, settlement payments, awards or damages of any kind actually suffered or incurred by such Indemnified Party after the Closing.

          (b)   All covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing will survive for the period provided in such covenants and agreements, if any, or until fully performed. All covenants and agreements that by their terms apply or are to be performed in their entirety prior to the Closing shall terminate at the Closing.

        Section 7.2    Indemnification by the Company Shareholders.

          (a)   Subject to the limitations set forth in Section 7.6, from and after the Closing, the Company Shareholders shall indemnify, defend and hold harmless Parent, its Affiliates (including Grace) and their respective directors, officers, shareholders and employees and their heirs, successors and permitted assigns, each in their capacity as such (the "Parent Indemnified Parties") to the extent of the Holdback Amount from and against (x) the items set forth in Section 7.2 of the Company Disclosure Schedule (the "Scheduled Matters") and (y) any and all Losses actually suffered or incurred by any of the Parent Indemnified Parties, to the extent arising out of:

              (i)  any breach of any representation or warranty in Article III (other than with respect to Section 3.15 (Tax Matters) and Section 3.16 (Employee Benefit Plans; ERISA) which are covered by Article VIII); and

             (ii)  any breach prior to the Closing by Grace or GPC Holdings of any covenant or agreement made by Grace or GPC Holdings in this Agreement.

          (b)   For purposes of this Section 7.2, whether any representations and warranties have been breached, and the determination and calculation of any Losses resulting from such breach, shall be determined without giving effect to any qualification as to "materiality" (including the words "material" or "Company Material Adverse Effect").

          (c)   For purposes of this Section 7.2, with respect to the sites listed in Section 7.2 of the Company Disclosure Schedule, indemnification shall not be available for a breach of the representations and warranties contained in Section 3.20 relating to potential Environmental Claims other than the Scheduled Matters unless the Company had Knowledge of any such potential Environmental Claim prior to the date of this Agreement and the existence of such potential Environmental Claim is not otherwise disclosed in Section 3.20 of the Company Disclosure Schedule.

        Section 7.3    Indemnification by Parent.

          (a)   Subject to the limitations set forth in Section 7.6, from and after the Closing, Parent shall indemnify, defend and hold harmless the Company Shareholders and their respective Affiliates, directors, officers, shareholders, trustees and employees and their heirs, successors and permitted assigns, each in their capacity as such (with respect to each of the Company Shareholders, the "Company Indemnified Parties") from and against any and all Losses actually suffered or incurred by any of the Company Indemnified Parties, to the extent arising out of:

              (i)  any breach of any representation or warranty in Article IV; and

             (ii)  any breach of any covenant or agreement of Parent or Merger Sub in this Agreement;

  provided, however, that Parent shall not provide any indemnity pursuant to this Section 7.3 with respect to the qualification of the Separation as a transaction described in Section 355 of the Code.

          (b)   For purposes of this Section 7.3, whether any representations and warranties have been breached, and the determination and calculation of any Losses resulting from such breach, shall be determined without giving effect to any qualification as to "materiality" (including the words "material" or "Parent Material Adverse Effect").

        Section 7.4    Indemnification Claim Process.

          (a)   In order to make a claim for indemnification pursuant to this Article VII:

              (i)  a Parent Indemnified Party shall promptly deliver a written notice of such claim, describing such claim in reasonable detail and stating the amount or estimated amount of the Losses related to such claim (a "Claims Notice") to the Shareholders' Representative; and

             (ii)  a Company Indemnified Party shall promptly deliver a Claims Notice to Parent.

          (b)   A Person making a claim for indemnification pursuant to this Agreement shall be referred to as the "Indemnified Party" and the Person from whom indemnification is sought shall be referred to as the "Indemnifying Party" (which, if the claim is against the Company Shareholders pursuant to Section 7.2(a), shall be the Shareholders' Representative).

        Section 7.5    Third Party Claims Procedures.

          (a)   With respect to any Claims Notice relating to any claim or demand for which an Indemnifying Party may be liable hereunder which is asserted by a third party against an Indemnified Party (a "Third Party Claim"), the Indemnifying Party shall have fifteen (15) days from the date of receipt of such Claims Notice to notify the Indemnified Party in writing that the Indemnifying Party desires to assume the defense or prosecution of the Third Party Claim and any litigation resulting therefrom with counsel of its choice.

              (i)  In the event that the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party's intention to assume such defense within such fifteen-day period (A) the Indemnifying Party shall control the investigation, defense and settlement thereof and (B) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld or delayed) unless the judgment or settlement provides solely for the payment of money for which the Indemnifying Party is fully liable, the Indemnifying Party makes such payment or, if the Indemnifying Party is the Company Shareholders, provides for such payment to be made pursuant to a reduction of the Holdback Amount (subject to the applicable limitations contained herein) and the Indemnified Party receives an unconditional release; provided, that, the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in (but not control), the defense of such Third Party Claim (except that, in the event the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded, based on the advice of outside counsel, that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, the Indemnified Party shall participate in such defense and employ such separate co-counsel at the Indemnifying Party's expense).

             (ii)  In the event that the Indemnifying Party does not notify the Indemnified Party in writing of the Indemnifying Party's intention to assume such defense within such fifteen-day period, the Indemnified Party shall have the right, but not the obligation, to assume its own defense; it being understood that the Indemnified Party's right to indemnification for a Third

    Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

          (b)   The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other's relevant business records and other documents, and employees.

        Section 7.6    Limitations on Indemnification.

          (a)   In no event shall the aggregate indemnification obligations under either Section 7.2(a), on the one hand, or under Section 7.3(a), on the other hand, exceed the Holdback Amount minus the Purchase Price Adjustment Holdback Amount.

          (b)   Except with respect to (i) Taxes and any other matters governed by Article VIII; (ii) any Loss arising out of any breach of any of (A) the representations and warranties in Section 3.1 (Organization; Qualification), Section 3.2 (Authority; Validity of Agreement), Section 3.3 (Non-Contravention), Section 3.5 (Capitalization), Section 3.23 (MP Businesses), Section 3.25 (Brokers and Finders), Section 4.1 (Organization; Qualification), Section 4.2 (Authority; Validity of Agreement), Section 4.3 (Non-Contravention) and Section 4.10 (Brokers and Finders) or (B) Section 3.20 (Environmental Matters); or (iii) the Scheduled Matters, notwithstanding anything in this Agreement to the contrary, no indemnification claims for Losses pursuant to Section 7.2(a) or Section 7.3(a) shall be paid by an Indemnifying Party unless the aggregate amount of Losses that would otherwise be payable under Section 7.2(a) or Section 7.3(a), as applicable, exceeds an amount equal to $1 million (the "Basket Amount"), whereupon the Indemnified Party shall be entitled to receive only amounts for Losses in excess of the Basket Amount.

          (c)   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall limit the liability of any party in respect of Losses arising out of any fraud on the part of such party.

          (d)   If any Indemnified Party collects an amount in discharge of a claim in respect of a Loss pursuant to this Article VII and such Indemnified Party (or an Affiliate thereof) subsequently recovers (by payment of cash) from a third party a sum which is related to that claim in respect of a Loss pursuant to this Article VII such that the Indemnified Party has received an amount in connection therewith in excess of its related Losses (such excess recovery, the "Excess Recovery"), such Indemnified Party shall (or, as appropriate, shall ensure that such Affiliate shall) promptly repay to the Indemnifying Party or Parties an amount equal to the Excess Recovery less any costs or expenses incurred by the Indemnified Party in procuring the Excess Recovery (but no more than the amount paid by the Indemnifying Party to the Indemnified Party pursuant to this Article VII).

          (e)   The amount of Losses otherwise recoverable under this Article VII shall be limited to the amount of any Loss that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar cash payment actually received by the Indemnified Parties from any third party with respect thereto.

          (f)    Notwithstanding anything to the contrary in this Agreement, in no event shall an Indemnifying Party be liable under this Article VII for any exemplary, punitive, special, consequential or incidental damages, except to the extent any such damages are included in any Third Party Claim against a Parent Indemnified Party for which such Parent Indemnified Party is entitled to indemnification under this Agreement.

        Section 7.7    Holdback Amount Adjustments.

          (a)   Parent and the Shareholders' Representative shall meet from time to time to review Claims Notices submitted by Parent Indemnified Parties to the Shareholders' Representative and

  amounts payable under Article VIII ("Holdback Amount Adjustment Meetings") and, in any event, shall convene Holdback Amount Adjustment Meetings (i) as soon as reasonably practicable once the Losses that are the subject of such Claims Notices and any Taxes or other amounts payable under Article VIII aggregate at least $500,000, and each time such Losses, Taxes or amounts since the most recent Holdback Amount Adjustment Meeting aggregate at least $500,000, (ii) prior to the twelve (12) month anniversary of the Closing Date and (iii) prior to the eighteen (18) month anniversary of the Closing Date. The Holdback Amount Adjustment Meetings shall be held at the principal offices of Parent on dates and at times to be mutually agreed by Parent and the Shareholders' Representative.

          (b)   In the event that the Shareholders' Representative disputes all or any portion of the amount of Losses subject to a Claims Notice or any Taxes or other amounts payable pursuant to Article VIII, the Shareholders' Representative shall deliver an objection notice (an "Objection Notice") to Parent no later than five (5) Business Days prior to the upcoming Holdback Amount Adjustment Meeting. Any amount that is not the subject of an Objection Notice shall be deemed accepted by the Shareholders' Representative and such amount shall be deducted from the Holdback Amount.

          (c)   If an Objection Notice is timely delivered, Parent and the Shareholders' Representative shall use good faith efforts to resolve the dispute. If the dispute cannot be resolved within the thirty (30) days following the applicable Holdback Amount Adjustment Meeting, Parent and the Shareholders' Representative shall submit the dispute to a mutually acceptable mediator (the "Mediator"), whose determination shall be final and binding. The Mediator shall be instructed to render its decision in accordance with the terms of this Agreement and shall consider only those items or amounts that are the subject of disagreement between the parties. The fees and expenses relating to such mediation shall be allocated between the Company Shareholders, on the one hand (with such amounts being deducted from the Holdback Amount), and Parent, on the other hand, in inverse proportion to the resolution of the disagreements by the Mediator such that the party or parties whose determination of the amount in question as first submitted to the Mediator is closer to the Mediator's determination pays a smaller percentage of such fees and expenses. Once amounts subject to an Objection Notice are finally resolved, whether by mutual agreement or mediation, any amounts payable to a Parent Indemnified Party shall be deducted from the Holdback Amount.

        Section 7.8    Payment of Holdback Per Share Merger Consideration.

          (a)   No later than five (5) Business Days following the twelve (12) month anniversary of the Closing Date, Parent shall pay to the Shareholders' Representative, for distribution to the Company Shareholders, based on each Company Shareholder's ownership of Company Common Stock immediately prior to the Effective Time ("Pro Rata Portion"), an amount of cash equal to the excess, if any, of (i) eight percent (8%) of the Closing Aggregate Merger Consideration over (ii) the sum of (A) any amounts in excess of the Purchase Price Adjustment Holdback Amount deducted from the Holdback Amount pursuant to Section 2.11 and any expenses attributable to the Company Shareholders under Section 2.11(g) to the extent not previously adjusted for under Section 2.11, (B) any amounts deducted from the Holdback Amount pursuant to Section 7.7(b), Section 7.7(c) or Section 8.3(c) prior to such date and (C) the Reserved Amount.

          (b)   No later than five (5) Business Days following the eighteen (18) month anniversary of the Closing Date, Parent shall deliver to the Shareholders' Representative, for distribution to the Company Shareholders, based on each Company Shareholder's Pro Rata Portion, an amount of cash equal to the excess, if any, of the remaining balance of the Holdback Amount over the Reserved Amount.

          (c)   The "Reserved Amount" at any time shall include (i) amounts subject to Claims Notices and Taxes and amounts payable pursuant to Article VIII for which an Objection Notice has been delivered and remains unresolved or the period for delivering an Objection Notice has not yet expired, (ii) as agreed by Parent and the Shareholders' Representative, reasonably estimated Losses and reasonably estimated Taxes and other amounts payable pursuant to Article VIII for which a Claims Notice or other notification has been provided but the amount of which has not become final as of such date and (iii) reasonably estimated amounts relating to any of the Scheduled Matters that has not been finally resolved.

          (d)   Following the eighteen (18) month anniversary of the Closing Date, Parent and the Shareholders' Representative shall meet from time to time with respect to any Reserved Amounts and related claims, to which the procedures of Section 7.7 and Section 7.8 shall continue to apply until final resolution of such claims, with such Reserved Amounts deducted from the Holdback Amount or paid to the Shareholders' Representative for distribution to the Company Shareholders, as applicable.

          (e)   Amounts of Holdback Per Share Merger Consideration to be paid to the Company Shareholders pursuant to Section 7.8(a), Section 7.8(b) and Section 7.8(d) shall include the payment of interest, at a rate of 1.48% per annum, payable for the period from the Closing Date through the date of payment to the Shareholders' Representative.

        Section 7.9    Exclusive Remedy.     From and after the Effective Time, the rights of the Indemnified Parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article VII and Article VIII, and such indemnification rights shall be the exclusive remedies of the Indemnified Parties subsequent to the Effective Time with respect to any matter in any way relating to this Agreement or arising in connection herewith or arising in connection with the Grace Businesses.

ARTICLE VIII

TAX MATTERS

        Section 8.1    Termination of Tax Sharing, etc. Agreements.     On the Closing Date, any Tax sharing agreement or other similar arrangement to which the Company or any Company Subsidiary is a party (other than any such agreement entered into in connection with the Separation) shall be terminated and have no further effect for any taxable year or period (whether a past, present or future year or period), and no additional payments shall be made thereunder on or after the Closing Date in respect of redetermination of Tax liabilities or otherwise.

        Section 8.2    Proration of Taxes.     The portion of any Tax related to the Company or any Company Subsidiary payable with respect to a Straddle Period that is allocable to the portion of the Straddle Period ending at the end of the day on the Closing Date shall be (a) in the case of property and similar ad valorem Taxes and any other Taxes not described in clause (b) below, equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall on or prior to the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (b) in the case of income Taxes, sales and similar Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books, computed as if such taxable period ended as of the close of business on the Closing Date. For purposes of this Agreement, "Straddle Period" means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

        Section 8.3    Tax Returns.

          (a)    Preparation and Filing.    To the extent not filed prior to the Closing Date, Parent shall prepare or cause to be prepared (i) all Tax Returns of the Company and the Company Subsidiaries

  for any taxable period ending on or before the Closing Date (a "Pre-Closing Tax Period"), including the consolidated United States federal income Tax Return of the affiliated group (within the meaning of Code Section 1504) of which the Company is the common parent and any similar state or local Tax Returns (such Tax Returns, the "Pre-Closing Tax Returns") and (ii) all Tax Returns for Straddle Periods (such Tax Returns, "Straddle Tax Returns"). All Pre-Closing Tax Returns shall be prepared, to the extent possible, by the persons at Deloitte who have been involved with preparing the Company's income Tax Returns during the last three years, in a manner that is consistent in all material respects with the prior practice of the Company and the Company Subsidiaries, except as required by applicable Law, and the Shareholders' Representative shall be provided with copies of drafts of the returns for his review and approval, which approval shall not be unreasonably withheld, delayed or conditioned. Shareholders' Representative shall have the right, upon written notice to Parent prior to or concurrent with the delivery of the statement of Estimated Closing Shareholders' Equity, to cause the Company to make elections under Section 336(e) of the Code and comparable state and local law with respect to the Separation; provided, that any additional Tax liability arising as a result of any such election is included in the calculation of Closing Shareholders' Equity.

          (b)    Tax Return Review.    With respect to any Tax Return to be filed (or caused to be filed) by Parent on behalf of the Company and the Company Subsidiaries pursuant to Section 8.3(a), no later than thirty (30) days prior to the due date (taking into account any valid extensions thereof) ("Due Date") for the filing of such Tax Return, Parent shall submit, or cause to be submitted, a draft of such Tax Return to the Shareholders' Representative for review, comment and approval (such approval not to be unreasonably withheld, delayed or conditioned), including, in the case of any Straddle Tax Return, calculations of the Taxes allocated to Pre-Closing Tax Periods pursuant to Section 8.2. Parent shall provide the Shareholders' Representative copies of all backup and work papers in connection with such draft Tax Return as well as access to any books and records of the Company reasonably requested by the Shareholders' Representative in connection with the Shareholders' Representative's review of the draft Tax Return. The Shareholders' Representative shall have twenty (20) days following the date of delivery of the draft Tax Return to notify Parent in writing of any objection to such draft Tax Return or the Shareholders' Representative may give Parent written notice prior to the expiration of such twenty (20) day period that the Shareholders' Representative approves the draft Tax Return. Parent shall consider in good faith the Shareholders' Representative's comments to such draft Tax Return, and Parent and the Shareholders' Representative shall use their commercially reasonable efforts to resolve all disputed items and amounts pursuant to good faith negotiations. If Parent and the Shareholders' Representative are unable to resolve the disagreement within thirty (30) days of Parent's receipt of the written objection, the unresolved disputes shall be referred to an Independent Accountant for resolution; provided, however, that in the event that any disputed items cannot be resolved by the Due Date for filing the applicable Tax Return, the applicable Tax Return shall be filed by such Due Date reflecting Parent's position with respect to such disputed items and shall, if necessary, be amended promptly after resolution of the dispute to reflect such resolution. The parties shall promptly comply with all reasonable requests by the Independent Accountant for information, books, records and similar items. The fees and expenses of the Independent Accountant shall be paid one-half by the Shareholders' Representative (on behalf of the Company Shareholders) to the extent funds are available in the Shareholders' Representative Expense Fund, and thereafter paid out of the Holdback Amount, on the one hand, and one-half by Parent, on the other hand.

          (c)    Tax Payments.    No later than five (5) days prior to the Due Date of any Tax Return to be filed (or caused to be filed) by Parent on behalf of the Company and the Company Subsidiaries pursuant to Section 8.3(a), the Holdback Amount shall be reduced by an amount equal to the excess of the total liability for Taxes shown to be due and payable on such Tax Return over the amount, if any, of the corresponding Taxes taken into account in the calculation of Closing

  Shareholders' Equity (in the case of a Straddle Tax Return, allocated to the Pre-Closing Tax Period pursuant to Section 8.2). Subject to Section 8.3(b) and Section 8.3(c), Parent shall timely and duly file or cause to be filed on behalf of the Company and the Company Subsidiaries (as the case may be) such Pre-Closing Tax Return or Straddle Tax Return and timely pay or cause to be paid to the applicable Taxing Authority an amount equal to the total liability for Taxes shown to be due and payable on such Tax Return.

        Section 8.4    Cooperation.     Parent, the Company, the Surviving Entity and the Shareholders' Representative shall cooperate fully with each other and with each party's accounting firms and legal counsel, as and to the extent reasonably requested by the other party or parties, in connection with the preparation and filing of Tax Returns pursuant to this Article VIII and any audit, litigation or other proceeding with respect to Taxes or pertaining to the transactions contemplated by this Agreement. Parent agrees to retain (or to cause the Surviving Entity to retain), for a period of seven (7) years after the Closing Date, any books and records in the Company's possession as of the Closing Date with respect to Tax matters pertinent to the Company and the Company Subsidiaries relating any taxable period beginning before the Closing Date. Parent agrees to permit the Shareholders' Representative and its representatives access to such books and records after the Closing Date as may be reasonably requested in connection with the Shareholders' Representative's and its representatives' conduct or defense of any contest or proceeding relating to Taxes pursuant to Section 8.5. The Shareholders' Representative shall, and shall cause its representatives to, keep any information obtained under this Section 8.4 confidential except (a) as may be reasonably necessary in connection with the conduct or defense of any contest or proceeding relating to Taxes pursuant to Section 8.5 or (b) with Parent's prior written consent.

        Section 8.5    Contests.     Whenever any Taxing Authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which the Company Shareholders are liable under this Agreement (other than a claim, assessment or dispute involving a Straddle Period), Parent shall upon receipt of such assertion, promptly, but no later than fifteen (15) days, inform the Shareholders' Representative in writing of such assertion and the Shareholders' Representative shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute except to the extent such proceedings or determinations could reasonably be expected to affect the amount of Taxes for which Parent may be liable under this Agreement, provided, that the Shareholders' Representative may not extend any statute of limitation or settle any such claim, assessment or dispute to the extent that such settlement could reasonably be expected to affect the amount of Taxes for which the Surviving Entity or any Company Subsidiary is liable in subsequent periods without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned. Whenever any Taxing Authority asserts a claim, makes an assessment or otherwise disputes the amount of Taxes for which Parent, the Surviving Entity, the Company or any Company Subsidiary is liable under this Agreement (or such claim, assessment or dispute involves a Straddle Period), Parent shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute, except to the extent such proceedings could reasonably be expected to affect the amount of Taxes for which the Company Shareholders are liable under this Agreement. Whenever any Taxing Authority asserts a claim, makes an assessment or otherwise disputes the amount of Taxes for which both the Company Shareholders and Parent may be liable and such claim, assessment or dispute does not involve a Straddle Period: (i) Parent, the Surviving Entity and the Shareholders' Representative on behalf of the Company Shareholders may participate in any resulting proceedings, each at its own expense and (ii) that portion of the proceedings shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments.

        Section 8.6    Liability for Taxes.

          (a)   Except as otherwise provided in Section 8.6(b), Section 8.6(c) or Section 8.6(d), the Parent Indemnified Parties will be held harmless (without duplication), through a reduction in the Holdback Amount, against all Losses and Taxes suffered by the Company, any Company Subsidiary, Parent or any of Parent's Affiliates (including the Surviving Entity) arising out of, incident to, or as a result of: (i) the breach or inaccuracy of any representation or warranty contained in Section 3.15 (Tax Matters) or Section 3.16 (Employee Benefit Plans; ERISA); (ii) any breach of any covenant of the Shareholders' Representative contained in this Article VIII; (iii) Taxes of or attributable to the Company or any Company Subsidiary for any Pre-Closing Tax Periods (including, for the avoidance of doubt, (A) Taxes of attributable or allocable to KI or its Subsidiaries in respect of the MP Businesses for any Pre-Separation Tax Period and (B) the Separation Taxes) but only to the extent such Taxes were not taken into account in the calculation of Closing Shareholders' Equity; (iv) Taxes payable by the Company or any Company Subsidiary in any period by reason of the Company or any Company Subsidiary being severally liable for the Tax of any Person pursuant to Treasury Regulations Section 1.1502-6 or any analogous foreign, state or local Tax law in any Pre-Closing Tax Period or pre-Closing portion of any Straddle Period; and (v) any amount required to be paid by the Company or any Company Subsidiary under an indemnification agreement (other than this Agreement) or on a transferee or successor liability theory, in respect of any Taxes of any Person, which indemnification agreement or application of transferee or successor liability theory relates to an acquisition, disposition or similar transaction occurring on or prior to the Closing Date. Any claims for indemnification under this Section 8.6 shall be subject to the claims notification provisions set forth in Section 7.4.

          (b)   To the extent set forth in the Tax Matters Agreement, if there are any additional Taxes assessed against Parent, the Company or any of their Subsidiaries attributable to KI or the MP Businesses as a result of an audit that is initiated prior to the eighteen (18) month anniversary of the Closing Date, Parent and the Shareholders' Representative shall agree upon an appropriate reserve for such Taxes and such funds, to the extent of the remaining Holdback Amount, shall be held back as part of the Reserved Amount until the audit is resolved and the additional Taxes are fully paid. If the additional Taxes exceed the Holdback Amount, KI will pay such Taxes. If any Taxes are assessed pursuant to any audit commenced after the eighteen (18) month anniversary of the Closing Date, KI will pay such Taxes. Any refunds received within the Holdback Period with respect to KI and the MP Businesses shall, to the extent not taken into account in the calculation of Closing Shareholders' Equity, be paid to KI. Notwithstanding anything to the contrary in this Section 8.6(b), to the extent of any inconsistencies between this Section 8.6(b) and the Tax Matters Agreement, the Tax Matters Agreement shall control.

          (c)   If the Company's Taxes (excluding the Taxes relating to KI and the MP Businesses or the Restructuring) with respect to any Pre-Closing Tax Period or pre-Closing portion of any Straddle Period are greater than the Taxes taken into account in the calculation of Closing Shareholders' Equity, such Taxes shall be borne by Parent and any refunds of such Taxes will belong to Parent.

          (d)   If the Company or any of its Subsidiaries incurs any Tax as a result of the Restructuring in excess of the amount of estimated Separation Taxes taken into account in the calculation of the Closing Shareholders' Equity, Parent will pay twenty-five percent (25%) and the other seventy-five percent (75%) will be paid out of the Holdback Amount, until Parent has contributed a maximum of $1,000,000. Any such additional Taxes in excess of that amount shall be taken out of the Holdback Amount. If an audit is commenced with respect to the Restructuring prior to the eighteen (18) month anniversary of the Closing Date, Parent and the Shareholders' Representative shall agree on an amount to be held in reserve out of the Holdback Amount, and such part of the Reserved Amount shall be retained until the audit is resolved and the Reserved Amount shall be used to pay the additional Taxes, if any. If an audit of the Restructuring is commenced after the eighteen (18) month anniversary of the Closing Date or if there is no Holdback Amount or Reserved Amount available, KI will pay any additional Separation Taxes pursuant to the Tax Matters Agreement. Any refund of Separation Taxes that is in excess of the amounts taken into account in the calculation of Closing Shareholder Equity shall be paid to KI pursuant to the Tax Matters Agreement.

        Section 8.7    Adjustment to Final Aggregate Merger Consideration.     Any payment under this Article VIII or under Article VII, to the extent such payment can be properly so characterized under applicable Law, shall be treated by the parties as an adjustment to the Final Aggregate Merger Consideration.

ARTICLE IX

TERMINATION

        Section 9.1    Termination.     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time as follows:

          (a)   by mutual written consent of the Company and Parent;

          (b)   by the Company or Parent, if the Merger shall not have been consummated on or before November 30, 2013; provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date;

          (c)   by the Company or Parent, if any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

          (d)   by Parent, if there shall have been a breach in any material respect of any of the covenants or agreements on the part of Grace or GPC Holdings set forth in this Agreement or a breach of any of the representations and warranties of Grace or GPC Holdings that would cause the conditions precedent set forth in Section 6.2(a) not to be satisfied, in each case which has not been cured within thirty (30) days after receipt of written notice of such breach;

          (e)   by the Company, if there shall have been a breach in any material respect of any of the covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement or a breach of any of the representations and warranties of Parent and Merger Sub that would cause the conditions precedent set forth in Section 6.3(a) not to be satisfied, in each case which has not been cured within thirty (30) days after receipt of written notice of such breach;

          (f)    by Parent, if the Restructuring Agreements shall not have been finalized to Parent's reasonable satisfaction within sixty (60) days after the date hereof;

          (g)   by Parent, if the Merger Approval shall not have been obtained prior to the date of the Parent Shareholders' Meeting;

          (h)   by Parent or the Company, if the approval of the issuance of the Parent Common Stock to be issued in connection with the Merger shall have been submitted to the shareholders of Parent at the Parent Shareholders' Meeting and the Parent Shareholder Approval shall not have been obtained upon a vote taken thereon;

          (i)    by Parent, if the Company shall have materially breached any of the provisions of Section 5.2 and such breach has not been cured within three (3) days after receipt of written notice of such breach;

          (j)    by the Company, at any time prior to obtaining the Merger Approval, to accept and enter into a binding agreement with respect to a Superior Proposal; provided, that (i) at least five (5) Business Days prior to terminating this Agreement pursuant to this Section 9.1(j) the Company has provided Parent with written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal that it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal and (ii) the Company shall, and shall have caused its financial and legal advisors to, negotiate in good faith with Parent during such five (5) Business Day period to make adjustments in the terms of a revised Agreement between the Company and Parent that are equal or superior to the terms of such Superior Proposal; provided, further, that simultaneously with any termination of this Agreement pursuant to this Section 9.1(j), the Company shall pay to Parent the Termination Fee; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 9.1(j) if it has materially breached any of the provisions of Section 5.2;

          (k)   by Parent, by providing written notice in accordance with Section 5.9;

          (l)    by the Company, if the Parent Common Stock Value (calculated without regard to the proviso in Section 2.2(c)) is less than $29.00; and

          (m)  by Parent, if the Parent Common Stock Value (calculated without regard to the proviso in Section 2.2(c)) is greater than $40.00.

        Section 9.2    Effect of Termination.

          (a)   In the event of termination of this Agreement pursuant to Section 9.1, this Agreement (other than Section 5.3(e), Section 10.14, this Section 9.2 and Article VII) shall become void and of no effect with no liability on the part of any party hereto (or any of its Affiliates or representatives); provided, however, that no such termination shall relieve any party hereto from any Liability for damages resulting from fraud or any willful and intentional breach of this Agreement.

          (b)   In the event that (i) (A) after the date of this Agreement and prior to the termination of this Agreement, a Takeover Proposal shall have been made to the Company, (B) this Agreement is terminated by Parent pursuant to Section 9.1(b) or Section 9.1(i) (in the case of termination by Parent pursuant to Section 9.1(i), so long as such termination is within a reasonable period of time following the written notice of breach) and (C) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate a Takeover Proposal or consummates a Takeover Proposal (solely for purposes of this Section 9.2(b)(i)(C), the term Takeover Proposal shall have the meaning set forth in the definition of Takeover Proposal contained in Section 5.2(c) except that all references to "15%" shall be deemed references to "50%") or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(j), then the Company shall pay Parent a fee equal to $7 million (the "Termination Fee") plus the amount of all documented out-of-pocket fees and expenses incurred by Parent in connection with the investigation, negotiation, and performance of this Agreement and the transactions contemplated hereby, including the Merger, up to a maximum of $3 million. The Company acknowledges that the agreements contained in this Section 9.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 9.2(b) and, to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amount due pursuant to this Section 9.2(b), the Company shall pay Parent its out-of-pocket costs and expenses (including attorneys' fees and expenses) in connection with such suit.

          (c)   In the event that this Agreement is terminated by Parent pursuant to Section 9.1(f) or Section 9.1(g), or by the Company pursuant to Section 9.1(l), then the Company shall pay Parent the amount of all documented out-of-pocket fees and expenses incurred by Parent in connection with the investigation, negotiation, and performance of this Agreement and the transactions contemplated hereby, including the Merger, up to a maximum of $3 million. In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.1(h), or by Parent pursuant to Section 9.1(m), then Parent shall pay the Company the amount of all documented out-of-pocket fees and expenses incurred by the Company in connection with the investigation, negotiation, and performance of this Agreement and the transactions contemplated hereby, including the Merger, up to a maximum of $3 million.

          (d)   Any payment required to be paid pursuant to Section 9.2(b) or Section 9.2(c) shall be made by wire transfer of same-day funds on the date of termination of this Agreement, except that in the case of termination described in Section 9.2(b)(i), the Company shall pay Parent the Termination Fee and any applicable fees and expenses on the date of consummation of the Takeover Proposal.

ARTICLE X

MISCELLANEOUS PROVISIONS

        Section 10.1    Shareholders' Representative.

          (a)   In the event the Merger is approved, effective upon such vote, and without any further action by the Company or any of the Company Shareholders, the Company hereby appoints David C. Hulihee as the Shareholders' Representative (the "Shareholders' Representative") for each of the Company Shareholders, as each of such shareholder's agent, to act in each of such shareholder's name, place and stead, as such shareholder's attorney-in-fact, to execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any other documents and agreements contemplated by this Agreement with respect to such shareholders (including any amendments or waivers of this Agreement and such other documents and agreements), to make all elections or decisions contemplated by this Agreement and any other agreements contemplated by this Agreement including, the initiation or defense of claims for indemnification or other litigation or proceedings, to give and receive on behalf of such shareholders any and all notices from or to any such shareholder or shareholders hereunder and to engage such third parties (including the execution of agreements on behalf of such shareholders in connection therewith) as the Shareholders' Representative determines to be appropriate and in the best interests of such shareholders, and does hereby give and grant unto the Shareholders' Representative the power and authority to do and perform each such act and thing whatsoever, that such shareholders may or are required to do pursuant to this Agreement and all other documents and agreements executed and delivered by such shareholders in connection with this Agreement, and to amend, modify or supplement any of the foregoing in each such shareholders' name, place and stead, as if such shareholder had personally done such act, and David C. Hulihee as Shareholders' Representative hereby accepts such appointment. Any proceeds received by the Shareholders' Representative from Parent or the Surviving Entity on behalf of the Company Shareholders shall be turned over to such shareholders as promptly as practicable by the Shareholders' Representative, in accordance with the terms and provisions of this Agreement. The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Company Shareholder shall not terminate such appointment or the authority and agency of the Shareholders' Representative. The power-of-attorney granted in this Section 10.1 is coupled with an interest and is irrevocable. Parent and the Surviving Entity may conclusively rely upon, without independent verification or investigation, all decisions made by the Shareholders' Representative on behalf of the Company Shareholders. The Shareholders' Representative shall have the discretion to award bonuses to Former Company Employees following the Closing Date, to the extent funds for such bonuses were reserved in the determination of Closing Shareholders' Equity.

          (b)   The Shareholders' Representative shall not be liable for any act done or omitted under this Agreement in its capacity as Shareholders' Representative. The Shareholders' Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any person or any other evidence deemed by the Shareholders' Representative to be reliable, and the Shareholders' Representative shall be entitled to act on the advice of counsel selected by it. The Shareholders' Representative shall be fully justified in failing or refusing to take any action under this Agreement or any related document or agreement unless it shall have received such advice or concurrence of such Company Shareholders as it deems appropriate or it shall have been expressly indemnified to its satisfaction by the Company Shareholders, severally according to their respective ownership percentages, against any and all Liabilities that the Shareholders' Representative may incur by reason of taking or continuing to take any such action.

          (c)   By approving this Agreement, the Company Shareholders hereby agree to indemnify the Shareholders' Representative (in its capacity as such) and its agents and other representatives ratably according to their respective ownership percentages, and to hold the Shareholders' Representative (in its capacity as such) and its agents and other representatives harmless from, any and all Losses of whatever kind which may at any time be imposed upon, incurred by or asserted against the Shareholders' Representative and its agents and other representatives in such capacity in any way relating to or arising out of its action or failures to take action pursuant to this Agreement or any related document or agreement or in connection herewith or therewith in such capacity. The agreements in this Section 10.1 shall survive termination of this Agreement.

          (d)   David C. Hulihee shall be the initial Shareholders' Representative and shall serve as the Shareholders' Representative until its resignation or he is otherwise unable to continue to serve. Upon the resignation of David C. Hulihee or if he is not able to continue to serve for any reason, Bill D. Mills shall serve as the Shareholders' Representative until its resignation or he is otherwise unable to continue to serve. Thereafter, Shareholders representing a majority of the aggregate ownership percentages of all Company Common Stock shall select a new Shareholders' Representative by written consent signed by such majority. Each time a new Shareholders' Representative is appointed pursuant to this Agreement, such Person, as a condition precedent to the effectiveness of such appointment, shall accept such position in writing.

          (e)   The Shareholders' Representative shall hold and administer the Shareholders' Representative Expense Fund. The Shareholders' Representative from time to time may withdraw monies from the Shareholders' Representative Expense Fund to pay the costs and expenses incurred by the Shareholders' Representative in performing his duties as Shareholders' Representative hereunder, provided, that in no event shall the Shareholders' Representative be entitled to receive any payment from the Shareholders' Representative Expense Fund as compensation for the performance of his duties hereunder. Upon release to Parent or the Company Shareholders of any and all remaining portions of the Holdback Amount to which they then may be entitled, the Shareholders' Representative may elect either (i) to disburse the then-remaining balance of the Shareholders' Representative Expense Fund, if any (the "Shareholders' Representative Expense Fund Residual"), to the Company Shareholders in accordance with their respective ownership of Company Common Stock immediately prior to the Effective Time, or (ii) to hold such then-remaining balance in an account, for the benefit of the Company Shareholders, and apply the same to the costs and expenses incurred by the Shareholders' Representative in performing his duties as Shareholders' Representative hereunder.

        Section 10.2    Amendment; Waiver.     This Agreement may not be amended, altered or modified except by written instrument executed by Parent and the Company prior to the Effective Time or executed by Parent and the Shareholders' Representative following the Effective Time. Any waiver of rights hereunder must be set forth in writing. The failure by any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

        Section 10.3    Entire Agreement.     This Agreement (including the Company Disclosure Schedule and Exhibits) and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

        Section 10.4    Knowledge.     As used in this Agreement, the term "Knowledge" or any similar phrase means (a) with respect to the Company as of the date hereof, the actual knowledge of the persons identified in Section 10.4(a)(i) of the Company Disclosure Schedule, and with respect to the Company as of the Closing Date, the actual knowledge of the persons identified in Section 10.4(a)(ii) of the Company Disclosure Schedule and (b) with respect to Parent, the actual knowledge of its executive officers.

        Section 10.5    Interpretation.     In this Agreement, unless otherwise expressly specified, the following rules of interpretation apply:

          (a)   references to Articles, Sections, Company Disclosure Schedules and Exhibits are references to articles, sections or sub-sections, schedules and exhibits of this Agreement;

          (b)   the section and other headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement;

          (c)   words importing the singular include the plural and vice versa;

          (d)   references to the word "including" do not imply any limitation;

          (e)   the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

          (f)    the words "date hereof" and words of similar import refer to June 6, 2013;

          (g)   references to "$" or "dollars" refer to U.S. dollars; and

          (h)   nothing in any representation, warranty, covenant or condition in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation, warranty, covenant or condition set forth in this Agreement, and each representation, warranty, covenant and condition in this Agreement shall be given full, separate and independent effect.

        Section 10.6    Severability.     Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        Section 10.7    Notices.     All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

        If to Parent or Merger Sub:

    Alexander & Baldwin, Inc.
    822 Bishop Street
    Honolulu, Hawaii 96813
    Facsimile: (808) 525-6678
    Attention: Nelson Chun

    With a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    1440 New York Avenue, N.W.
    Washington, D.C. 20005
    Facsimile: (202) 661-8280 Attention: Marc S. Gerber

        If to the Company:

    Grace Pacific Corporation
    P.O. Box 78
    Honolulu, Hawaii 96810
    Facsimile: (808) 674-1040
    Attention: David C. Hulihee

    With copies to:

    Sidley Austin LLP
    555 W. 5th Street, 40th Floor
    Los Angeles, California 90013
    Facsimile: (213) 896-6600
    Attention: Robert W. Kadlec

    and

    Schneider Tanaka Radovich Andrew & Tanaka
    1100 Alakea Street, Suite 2100
    Honolulu, Hawaii 96813
    Facsimile: (808) 792-3920
    Attention: Tod Tanaka

        If to the Shareholders' Representative:

    David C. Hulihee
    RCCI Management, LLC
    677 Ahua Street
    Honolulu, Hawaii 96819

    With copies to:

    Sidley Austin LLP
    555 W. 5th Street, 40th Floor
    Los Angeles, California 90013
    Facsimile: (213) 896-6600
    Attention: Robert W. Kadlec

    and

    Schneider Tanaka Radovich Andrew & Tanaka
    1100 Alakea Street, Suite 2100
    Honolulu, Hawaii 96813
    Facsimile: (808) 792-3920
    Attention: Tod Tanaka

All such notices or communications shall be deemed to have been delivered and received: (a) if delivered in person, on the day of such delivery, (b) if by facsimile, on the day on which such facsimile was sent, provided, that receipt is personally confirmed by telephone or (c) if by a recognized next day courier service, on the first Business Day following the date of dispatch. Each notice, written communication, certificate, instrument and other document required to be delivered under this Agreement shall be in the English language, except to the extent that such notice, written communication, certificate, instrument and other document is required by applicable Law to be in a language other than English.

        Section 10.8    Binding Effect; Persons Benefiting; No Assignment.     This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. From and after the Effective Time, each D&O Indemnified Party shall be an express third party beneficiary of Section 5.8 and each Parent Indemnified Party and Company Indemnified Party shall be an express third party beneficiary of Article VII. Except as set forth in the foregoing sentence, nothing in this Agreement is intended or shall be construed to confer upon any entity or person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto and any purported assignment or other transfer without such consent shall be void and unenforceable, provided, however, that without such prior consent, Parent shall have the right to assign all or any part of its right, title, interest or obligations hereunder to any wholly owned Subsidiary of Parent, provided, that Parent remains liable for its obligations hereunder notwithstanding a permitted assignment.

        Section 10.9    Counterparts.     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

        Section 10.10    Governing Law.     THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF HAWAII.

        Section 10.11    Consent to Jurisdiction.     Each party to this Agreement, by its execution hereof, hereby:

          (a)   irrevocably submits to the exclusive jurisdiction of a court of competent authority in the State of Hawaii or any United States federal court located in the State of Hawaii, for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof;

          (b)   waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court; and

          (c)   agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of forum non conveniens or otherwise.

        Section 10.12    Specific Performance.     The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any United States federal court located in the State of Hawaii or in Hawaii state court, this being in addition to any other remedy to which they are entitled at law or in equity.

        Section 10.13    Company Disclosure Schedule.     The information set forth in the Company Disclosure Schedule shall be organized to correspond to the applicable sections and subsections of Article III, provided, that any information set forth in one section of the Company Disclosure Schedule shall be deemed to be disclosed in such other sections of the Company Disclosure Schedule where the relevance of such information is reasonably apparent, notwithstanding the omission of a reference or cross-reference thereto.

        Section 10.14    Fees and Expenses.     Except as otherwise expressly provided in this Agreement, Parent, on the one hand, and Grace and GPC Holdings, on the other hand, shall each bear their own direct and indirect fees and expenses in connection with the investigation, negotiation and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, including all direct and indirect expenses, financial advisory, legal and accounting fees.

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

PARENT:
ALEXANDER & BALDWIN, INC.
By:	/s/ STANLEY M. KURIYAMA
	Name:	Stanley M. Kuriyama
	Title:	Chairman and Chief Executive Officer
By:	/s/ NELSON N.S. CHUN
	Name:	Nelson N.S. Chun
	Title:	Senior Vice President and Chief Legal Officer
MERGER SUB:
A&B II, LLC
By:	Alexander & Baldwin, Inc., Its Manager
By:	/s/ STANLEY M. KURIYAMA
	Name:	Stanley M. Kuriyama
	Title:	Chairman and Chief Executive Officer
By:	/s/ NELSON N.S. CHUN
	Name:	Nelson N.S. Chun
	Title:	Senior Vice President and Chief Legal Officer

[Signature Page to Agreement and Plan of Merger]

GRACE:
GRACE PACIFIC CORPORATION
By:	/s/ DAVID C. HULIHEE
	Name:	David C. Hulihee
	Title:	Chairman and Chief Executive Officer
GPC HOLDINGS:
GPC HOLDINGS, INC.
By:	/s/ DAVID C. HULIHEE
	Name:	David C. Hulihee
	Title:	President
SHAREHOLDERS' REPRESENTATIVE:
/s/ DAVID C. HULIHEE DAVID C. HULIHEE

[Signature Page to Agreement and Plan of Merger]

 Annex B

EXECUTION COPY

VOTING AGREEMENT

        This VOTING AGREEMENT (this "Agreement"), dated as of June 6, 2013, is made and entered into by and among (a) Alexander & Baldwin, Inc., a Hawaii corporation ("Parent"), (b) A&B II, LLC, a Hawaii limited liability company and a wholly owned subsidiary of Parent ("Merger Sub") and (c) each of (i) RCCI Management, LLC, (ii) Waikoloa Heights Investment Partners, (iii) Walter A. Dods, Jr., as Trustee of the Walter A. Dods, Jr. Revocable Living Trust, dated January 20, 1977, as restated by instrument dated April 27, 1999, (iv) David C. Hulihee, (v) David C. Hulihee, as Trustee of the David C. Hulihee 1989 Revocable Trust, and (vi) Bill D. Mills, as Trustee of the Bill D. Mills Revocable Trust, dated December 27, 1990, as amended (each of the Persons listed in clause (c) being referred to individually as a "Principal Shareholder" and, collectively, as the "Principal Shareholders").

        WHEREAS, concurrently with the execution and delivery of this Agreement, an Agreement and Plan of Merger (as such agreement may be amended from time to time, the "Merger Agreement") is being entered into by and among Parent, Merger Sub, Grace Pacific Corporation, a Hawaii corporation ("Grace"), GPC Holdings, Inc., a Hawaii corporation and initially a wholly owned subsidiary of Grace and, following the Holding Company Reorganization (as defined herein), the parent company of Grace ("GPC Holdings"), and David C. Hulihee, in his capacity as the Shareholders' Representative, pursuant to which, following the Restructuring (as defined herein), GPC Holdings will be merged with and into Merger Sub, with Merger Sub continuing as the surviving entity (the "Merger");

        WHEREAS, prior to the Merger, a Holding Company Reorganization Agreement (as such agreement may be amended from time to time, the "Holding Company Reorganization Agreement") will be entered into by and among Grace, GPC Holdings and a wholly owned subsidiary of GPC Holdings ("Merger Co."), pursuant to which Merger Co. will be merged with and into Grace, with Grace surviving as a wholly owned subsidiary of GPC Holdings (the "Holding Company Reorganization");

        WHEREAS, pursuant to the Holding Company Reorganization, each issued and outstanding share of common stock, without par value, of Grace ("Grace Common Stock") shall be converted into one share of common stock, without par value, of GPC Holdings ("Company Common Stock");

        WHEREAS, following the Holding Company Reorganization and prior to the closing of the Merger, GPC Holdings has agreed to cause Grace to convert into a limited liability company duly formed and organized under the laws of the State of Hawaii pursuant to Section 414-271 of the HBCA and Section 428-902.5 of the HLLCA (the "LLC Conversion") (following the LLC Conversion, the term "Grace" as used herein shall refer to such limited liability company);

        WHEREAS, following the Holding Company Reorganization and the LLC Conversion and prior to the closing of the Merger, GPC Holdings has agreed to, and agreed to cause Koko'oha Investments, Inc., a Hawaii corporation and a wholly owned subsidiary of Grace ("KI"), to, enter into a Separation Agreement (the "Separation Agreement"), pursuant to which GPC Holdings shall cause Grace to distribute 100% of its ownership of KI to GPC Holdings and GPC Holdings shall distribute 100% of its ownership of KI to the holders of Company Common Stock on a pro rata basis (the "Separation" and, together with the Holding Company Reorganization and the LLC Conversion, the "Restructuring");

        WHEREAS, (a) prior to the consummation of the Holding Company Reorganization, references to the "Company" herein refer to Grace and (b) following consummation of the Holding Company Reorganization, references to the "Company" herein refer to GPC Holdings;

        WHEREAS, as a condition to, and in consideration for, Parent's and Merger Sub's willingness to enter into the Merger Agreement and to consummate the Merger and the other transactions contemplated thereby, Parent and Merger Sub have required that the Principal Shareholders enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

        1.    Definitions.    For purposes of this Agreement:

          "Existing Shares" shall mean the shares of Grace Common Stock owned by the Principal Shareholders as of the date hereof (as set forth on Schedule I hereto).

          "Shares" shall mean (a) prior to the consummation of the Holding Company Reorganization, (i) the Existing Shares, (ii) any shares of Grace Common Stock or other voting capital stock of Grace distributed prior to the termination of this Agreement in respect of any shares of Grace Common Stock by reason of a stock dividend, split-up, recapitalization, reclassification, combination, merger, exchange of shares or otherwise and (iii) any other shares of Grace Common Stock or other voting capital stock of Grace of which any Principal Shareholder acquires beneficial ownership, either directly or indirectly, after the date of this Agreement and prior to the Effective Time and (b) following the consummation of the Holding Company Reorganization, (i) any shares of Company Common Stock owned by the Principal Shareholders as a result of the Holding Company Reorganization, (ii) any shares of Company Common Stock or other voting capital stock of GPC Holdings distributed prior to the termination of this Agreement in respect of any shares of Company Common Stock by reason of a stock dividend, split-up, recapitalization, reclassification, combination, merger, exchange of shares or otherwise and (iii) any other shares of Company Common Stock or other voting capital stock of GPC Holdings of which any Principal Shareholder acquires beneficial ownership, either directly or indirectly, following the consummation of the Holding Company Reorganization and prior to the Effective Time.

          Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

        2.    Agreement to Vote Shares.    Each Principal Shareholder shall, at any meeting of the shareholders of the Company (or in connection with any written consent of the shareholders of the Company in lieu thereof), vote (or cause to be voted) the Shares held by the Principal Shareholder (a) in favor of the Holding Company Reorganization, the execution and delivery by Grace of the Holding Company Reorganization Agreement and the approval of the terms thereof and each of the other actions contemplated by the Holding Company Reorganization Agreement, (b) in favor of the Merger, the execution and delivery by GPC Holdings of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, (c) in favor each of the actions contemplated by this Agreement, (d) against any action, proposal or transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Grace or of GPC Holdings in the Holding Company Reorganization Agreement, the Separation Agreement or the Merger Agreement or of any Principal Shareholder in this Agreement and (e) against the following actions or proposals (other than the Holding Company Reorganization, the LLC Conversion, the Separation, the Merger and the other transactions contemplated by the Merger Agreement): (i) any Takeover Proposal; (ii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Grace or GPC Holdings; (iii) a sale, lease or transfer of a material amount of assets of Grace or of GPC Holdings or a reorganization, recapitalization, dissolution or liquidation of Grace or of GPC Holdings; and (iv) any other action or proposal that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Holding Company Reorganization, the LLC Conversion, the Separation, the Merger or the other transactions contemplated by the Holding Company Reorganization Agreement, the Separation Agreement, the Merger Agreement or this Agreement; provided, however, that nothing contained in this Section 2 shall restrict any Principal

Shareholder, if applicable, from taking any action in such Principal Shareholder's capacity as a director, officer or employee of the Company which is permitted to be taken pursuant to Section 5.2 of the Merger Agreement. Each Principal Shareholder agrees not to, and shall cause its Affiliates not to, enter into any agreement, commitment or arrangement with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 2.

        3.    Covenants of the Principal Shareholders.    Each Principal Shareholder hereby agrees and covenants that:

          (a)    Restrictions.    Except as may otherwise be agreed by Parent in writing or as contemplated by the terms of this Agreement, the Principal Shareholder shall not offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a "Transfer"), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any of the Shares. Notwithstanding the foregoing, the Principal Shareholder may Transfer Shares to (i) a controlled Affiliate of the Principal Shareholder, (ii) if the Principal Shareholder is a natural person, an immediate family member or lineal descendant of the Principal Shareholder or (iii) if the Principal Shareholder is a natural person, any trust created for the benefit of any person specified in clause (ii) or other estate planning vehicle (each, a "Permitted Transferee") if, and only if, in each case, the Permitted Transferee agrees in writing to be bound by the provisions of this Agreement to the same extent as the Principal Shareholder.

          (b)    Restrictions on Proxies and Voting Arrangements.    Except as otherwise provided herein, the Principal Shareholder shall not (i) grant any proxy, power-of-attorney or other authorization in, or with respect to, any Shares held by the Principal Shareholder or (ii) deposit any Shares held by the Principal Shareholder into a voting trust or enter into a voting agreement or arrangement with respect to any Shares held by the Principal Shareholder.

          (c)    Stop Transfer.    The Principal Shareholder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares held by the Principal Shareholder, unless such Transfer is made in compliance with this Agreement.

          (d)    Waiver of Dissenters' Rights.    The Principal Shareholder agrees not to assert any dissenters' rights that it may have under the HBCA with respect to the Holding Company Reorganization or the Merger and, to the extent permitted by applicable Law, the Principal Shareholder hereby waives any dissenters' rights that it may have under the HBCA with respect to the Holding Company Reorganization and the Merger.

          (e)    No Inconsistent Arrangements.    The Principal Shareholder shall not take any other action that would in any way restrict, limit or interfere with the performance of the Principal Shareholder's obligations hereunder or the consummation of the Holding Company Reorganization, the LLC Conversion, the Separation, the Merger or the other transactions contemplated by the Holding Company Reorganization Agreement, the Separation Agreement, the Merger Agreement or this Agreement.

        4.    Representations and Warranties.

          (a)   Each Principal Shareholder hereby represents and warrants (solely with respect to itself) to Parent and Merger Sub as follows:

              (i)  Ownership of Existing Shares.    On the date hereof, the Principal Shareholder owns, directly or indirectly, or has the power to direct the voting of, the Existing Shares set forth next to the Principal Shareholder's name on Schedule I hereto, and such Existing Shares are owned of record by the Principal Shareholder. On the date hereof, such Existing Shares constitute all of the shares of voting capital stock of the Company owned of record or otherwise by the Principal Shareholder or as to which the Principal Shareholder has the power to direct the voting of the shares. The Principal Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power of disposition, sole power of conversion, sole power (if any) to demand dissenters' rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to such Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws, the terms of the Company's Organizational Documents and the terms of this Agreement.

             (ii)  Power; Binding Agreement.    The Principal Shareholder has all requisite corporate, partnership or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Principal Shareholder of this Agreement and the consummation by the Principal Shareholder of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of the Principal Shareholder and no other proceedings on the part of the Principal Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Principal Shareholder, and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes a legally valid and binding obligations of the Principal Shareholder, enforceable against the Principal Shareholder in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Bankruptcy Exceptions.

            (iii)  No Conflicts.    The execution and delivery of this Agreement by the Principal Shareholder does not, and the performance of this Agreement by the Principal Shareholder and the consummation of the transactions contemplated hereby will not: (A) conflict with or result in any breach of any provision of the Organizational Documents of the Principal Shareholder, if applicable, (B) conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any material agreement or instrument to which the Principal Shareholder is a party or by which the Principal Shareholder is bound or to which its properties or assets are subject or (D) violate any Law applicable to the Principal Shareholder.

            (iv)  Acquisition Proposal.    The Principal Shareholder represents that it is not, and no Affiliate or representative of the Principal Shareholder is, engaged in any discussions or negotiations with any third party with respect to any Takeover Proposal or any matter that relates to, supports, or would reasonably be expected to lead to any Takeover Proposal.

             (v)  Reliance by Parent and Merger Sub.    The Principal Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Principal Shareholder.

          (b)   Parent and Merger Sub jointly and severally hereby represent and warrant to the Principal Shareholders as follows:

              (i)  Power; Binding Agreement.    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes a legally valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exceptions.

             (ii)  No Conflicts.    The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby will not: (A) conflict with or result in any breach of any provision of the Organizational Documents of Parent or Merger Sub, (B) conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any material agreement or instrument to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound or to which any of their respective properties or assets are subject or (C) violate any Laws applicable to Parent or Merger Sub.

        5.    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement; provided, however, that nothing contained in this Section 5 shall restrict any Principal Shareholder, if applicable, from taking any action in such Principal Shareholder's capacity as a director, officer or employee of the Company which is permitted to be taken pursuant to Section 5.2 of the Merger Agreement.

        6.    Termination.    Other than Section 7 hereof (which shall survive the termination of this Agreement), this Agreement and the covenants, representations and warranties and agreements contained herein or granted pursuant hereto shall terminate upon the earlier to occur of (a) the mutual consent of Parent, Merger Sub and the Principal Shareholders, (b) the termination of the Merger Agreement in accordance with its terms and (c) the Effective Time. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreement on the part of any party hereto or any of its directors, officers, partners, shareholders, employees, agents, advisors, representatives or Affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement; provided, further, that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any Person under any other contract or agreement, including, without limitation, the Holding Company Reorganization Agreement, the Separation Agreement or the Merger Agreement.

        7.    Miscellaneous.

          (a)    Specific Performance.    The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Hawaii or in Hawaii state court, this being in addition to any other remedy to which they are entitled at law or in equity.

          (b)    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          (c)    Fees and Expenses; Attorneys' Fees.    Except as otherwise expressly provided in this Agreement, Parent, on the one hand, and each Principal Shareholder, on the other hand, shall each bear its own direct and indirect fees and expenses in connection with the investigation, negotiation and performance of this Agreement and the consummation of the other transactions contemplated hereby, including all direct and indirect expenses, financial advisory, legal and accounting fees.

          (d)    Governing Law.    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF HAWAII.

          (e)    Consent to Jurisdiction.    Each party to this Agreement, by its execution hereof, hereby:

              (i)  irrevocably submits to the exclusive jurisdiction of a court of competent authority in the State of Hawaii or any United States federal court located in the State of Hawaii, for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof;

             (ii)  waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court; and

            (iii)  agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of forum non conveniens or otherwise.

          (f)    Further Assurances.    From time to time, at the request of Parent or Merger Sub, each Principal Shareholder shall execute and deliver to Parent and Merger Sub such additional instruments as Parent or Merger Sub may reasonably request in connection with the Principal Shareholder's obligations under this Agreement.

          (g)    Entire Agreement.    This Agreement and the Merger Agreement (including the Company Disclosure Schedule and Exhibits thereto) constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

          (h)    Notices.    All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

              (i)  if to the Principal Shareholders, to:

        Bill D. Mills
        1100 Alakea Street
        Suite 2200
        Honolulu, Hawaii 96813
        Facsimile: (808) 534-1004

        With copies to:

        Sidley Austin LLP
        555 W. 5th Street, 40th Floor
        Los Angeles, California 90013
        Facsimile: (213) 896-6600
        Attention: Robert W. Kadlec

        and

        Schneider Tanaka Radovich Andrew & Tanaka
        1100 Alakea Street, Suite 2100
        Honolulu, Hawaii 96813
        Facsimile: (808) 792-3920
        Attention: Tod Tanaka

        and

             (ii)  if to Parent or Merger Sub, to:

        Alexander & Baldwin, Inc.
        822 Bishop Street
        Honolulu, Hawaii 96813
        Facsimile: (808) 525-6678
        Attention: Nelson Chun

        With a copy to:

        Skadden, Arps, Slate, Meagher & Flom LLP
        1440 New York Avenue, N.W.
        Washington, D.C. 20005
        Facsimile: (202) 661-8280
        Attention: Marc S. Gerber

          (i)    Binding Effect; Persons Benefiting; No Assignment.    This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended or shall be construed to confer upon any entity or person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, however, that without such prior consent, Parent shall have the right to assign all or any part of its right, title, interest or obligations hereunder to any wholly owned Subsidiary of Parent, provided that Parent remains liable for its obligations hereunder notwithstanding a permitted assignment.

          (j)    Amendment, Modification and Waiver.    This Agreement may not be amended, altered or modified except by written instrument executed by the parties hereto. Any waiver of rights hereunder must be set forth in writing. The failure by any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

          (k)    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

[Signature page follows]

        IN WITNESS THEREOF, Parent, Merger Sub and the Principal Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

PARENT:
ALEXANDER & BALDWIN, INC.
By:	/s/ STANLEY M. KURIYAMA
	Name:	Stanley M. Kuriyama
	Title:	Chairman and Chief Executive Officer
By:	/s/ NELSON N.S. CHUN
	Name:	Nelson N.S. Chun
	Title:	Senior Vice President and Chief Legal Officer
MERGER SUB:
A&B II, LLC
By:	Alexander & Baldwin, Inc., Its Manager
By:	/s/ STANLEY M. KURIYAMA
	Name:	Stanley M. Kuriyama
	Title:	Chairman and Chief Executive Officer
By:	/s/ NELSON N.S. CHUN
	Name:	Nelson N.S. Chun
	Title:	Senior Vice President and Chief Legal Officer
PRINCIPAL SHAREHOLDERS:
RCCI MANAGEMENT, LLC
By:	/s/ DAVID C. HULIHEE David C. Hulihee Its Manager

[Signature Page to Voting Agreement]

WAIKOLOA HEIGHTS INVESTMENT PARTNERS
By:	Bill Mills Virginia, LLC Its General Manager
By:	Bill Mills Holdings LLC Its Managing Member
By:	/s/ BILL D. MILLS Bill D. Mills Its Managing Member
/s/ WALTER A. DODS, JR. WALTER A. DODS, JR., as Trustee of the Walter A. Dods, Jr. Revocable Living Trust, dated January 20, 1977, as restated by instrument dated April 27, 1999
/s/ DAVID C. HULIHEE DAVID C. HULIHEE
/s/ DAVID C. HULIHEE DAVID C. HULIHEE, as Trustee of the David C. Hulihee 1989 Revocable Trust
/s/ BILL D. MILLS BILL D. MILLS, as Trustee of the Bill D. Mills Revocable Trust, dated December 27, 1990, as amended

[Signature Page to Voting Agreement]

 Schedule I

Existing Shares

Registered Holder	Number of Shares Held
RCCI MANAGEMENT, LLC	44,300
WAIKOLOA HEIGHTS INVESTMENT PARTNERS	23,490
DAVID C. HULIHEE	8,500
DAVID C. HULIHEE, as Trustee of the David C. Hulihee 1989 Revocable Trust	10,300
WALTER A. DODS, JR., as Trustee of the Walter A. Dods, Jr. Revocable Living Trust, dated January 20, 1977, as restated by instrument dated April 27, 1999	18,800
BILL D. MILLS, as Trustee of the Bill D. Mills Revocable Trust, dated December 27, 1990, as amended	9,810

Total	115,200

B-I-10

Annex C

PART XIV OF THE HAWAII BUSINESS CORPORATIONS ACT

A. Right to Dissent and Obtain Payment for Shares.

§ 414-341. Definitions.

As used in this part:

  "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

  "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

  "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 414-342 and who exercises that right when and in the manner required by sections 414-351 to 414-359.

  "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

  "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

  "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

  "Shareholder" means the record shareholder or the beneficial shareholder.

§ 414-342. Right to dissent.

(a)
A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

(1)
Consummation of a plan of merger to which the corporation is a party:

(A)
If shareholder approval is required for the merger by section 414-313 or the articles of incorporation; provided that the shareholder is entitled to vote on the merger; or

(B)
If the corporation is a subsidiary that is merged with its parent under section 414-314;

(2)
Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)
Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)
An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

(A)
Alters or abolishes a preferential right of the shares;

    (B)
    Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

    (C)
    Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

    (D)
    Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

    (E)
    Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 414-74;

  (5)
  Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

  (6)
  Consummation of a plan of conversion to which the corporation is the converting entity, if the shareholder is entitled to vote on the plan.

(b)
A shareholder entitled to dissent and obtain payment for the shareholder's shares under this part may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 414-343. Dissent by nominees and beneficial owners.

(a)
A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter's other shares were registered in the names of different shareholders.

(b)
A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

(1)
The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

(2)
The beneficial shareholder does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

B. Procedure for Exercise of Dissenters' Rights.

§ 414-351. Notice of dissenters' rights.

(a)
If proposed corporate action creating dissenters' rights under section 414-342 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this part and be accompanied by a copy of this part.

(b)
If corporate action creating dissenters' rights under section 414-342 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 414-353.

 § 414-352. Notice of intent to demand payment.

(a)
If proposed corporate action creating dissenters' rights under section 414-342 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

(1)
Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

(2)
Must not vote the shareholder's shares in favor of the proposed action.

(b)
A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this part.

§ 414-353. Dissenters' notice.

(a)
If proposed corporate action creating dissenters' rights under section 414-342 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 414-352.

(b)
The dissenters' notice must be sent no later than ten days after the corporate action was taken, and must:

(1)
State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)
Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)
Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)
Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered; and

(5)
Be accompanied by a copy of this part.

§ 414-354. Duty to demand payment.

(a)
A shareholder sent a dissenters' notice described in section 414-353 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 414-353(b)(3), and deposit the shareholder's certificates in accordance with the terms of the notice.

(b)
The shareholder who demands payment and deposits the shareholder's share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c)
A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this part.

 § 414-355. Share restrictions.

(a)
The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 414-357.

(b)
The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

§ 414-356. Payment.

(a)
Except as provided in section 414-358, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 414-354 the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

(b)
The payment must be accompanied by:

(1)
The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

(2)
A statement of the corporation's estimate of the fair value of the shares;

(3)
An explanation of how the interest was calculated;

(4)
A statement of the dissenter's right to demand payment under section 414-359; and

(5)
A copy of this part.

§ 414-357. Failure to take action.

(a)
If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)
If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 414-353 and repeat the payment demand procedure.

§ 414-358. After-acquired shares.

(a)
A corporation may elect to withhold payment required by section 414-356 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b)
To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 414-359.

 § 414-359. Procedure if shareholder dissatisfied with payment or offer.

(a)
A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate (less any payment under section 414-356), or reject the corporation's offer under section 414-358 and demand payment of the fair value of the dissenter's shares and interest due, if:

(1)
The dissenter believes that the amount paid under section 414-356 or offered under section 414-358 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

(2)
The corporation fails to make payment under section 414-356 within sixty days after the date set for demanding payment; or

(3)
The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(b)
A dissenter waives the dissenter's right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty days after the corporation made or offered payment for the dissenter's shares.

C. Judicial Appraisal of Shares.

§ 414-371. Court action.

(a)
If a demand for payment under section 414-359 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)
The corporation shall commence the proceeding in the circuit court. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located or, if the domestic corporation did not have its principal office in this state at the time of the transaction, then in the city and county of Honolulu.

(c)
The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)
The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)
Each dissenter made a party to the proceeding is entitled to judgment:

(1)
For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

(2)
For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 414-358.

 § 414-372. Court costs and counsel fees.

(a)
The court in an appraisal proceeding commenced under section 414-371 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 414-359.

(b)
The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)
Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 414-351 to 414-359; or

(2)
Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(c)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

 Annex D

[Letterhead of Houlihan Lokey Financial Advisors, Inc.]

June 6, 2013

Alexander & Baldwin, Inc.
822 Bishop Street
Honolulu, Hawaii 96813
Attn: The Board of Directors

Dear Members of the Board of Directors:

        We understand that Alexander & Baldwin, Inc. (the "Acquiror") intends to enter into an Agreement and Plan of Merger (the "Agreement") by and among the Acquiror, A&B II, LLC, a wholly owned subsidiary of the Acquiror ("Merger Sub"), Grace Pacific Corporation (the "Company"), GPC Holdings, Inc., a wholly owned subsidiary of the Company ("Pono Holdings"), and David C. Hulihee, in his capacity as the Shareholders' Representative. We further understand that, among other things (i) the Agreement provides for the merger (the "Merger") of Pono Holdings with Merger Sub, with Merger Sub as the surviving company in the Merger, pursuant to which all of the issued and outstanding shares of common stock, without par value ("Holdco Common Stock"), of Pono Holdings (other than shares of Holdco Common Stock to be cancelled in the Merger) will be converted into the right to receive, in the aggregate, consideration (the "Merger Consideration") consisting of cash and shares of common stock, without par value ("Acquiror Common Stock"), of the Acquiror, and the surviving company in the Merger will be a wholly owned subsidiary of the Acquiror. We further understand and at your instruction have assumed that (i) the Company and Pono Holdings will enter into a Holding Company Reorganization Agreement (the "Holding Company Reorganization Agreement"), pursuant to which, a wholly owned subsidiary of Pono Holdings will merge with the Company and the Company will become a wholly owned subsidiary of Pono Holdings (the "Holding Company Reorganization"), (ii) following the Holding Company Reorganization, Pono Holdings will cause the Company to convert into a limited liability company (the "LLC Conversion"), (iii) following the Holding Company Reorganization and the LLC Conversion, Pono Holdings will, and will cause Koko'oha Investments, Inc., a wholly owned subsidiary of the Company through which the Company engages in petroleum and retail gasoline businesses ("KI"), to, enter into a Separation Agreement (the "Separation Agreement" and, together with the Holding Company Reorganization Agreement, the "Restructuring Agreements"), pursuant to which Pono Holdings will cause the Company to distribute 100% of its ownership of KI to Pono Holdings and Pono Holdings will distribute 100% of its ownership of KI to the holders of Holdco Common Stock on a pro rata basis (the "Separation" and, together with the Holding Company Reorganization and the LLC Conversion, the "Restructuring"), (iv) after giving effect to, and as a result of, the Restructuring, the Company will have retained its natural materials and construction businesses (the "Pono Business") and will no longer be engaged in KI's petroleum and retail businesses, and (v) the Restructuring will be completed prior to the consummation of the Merger.

        The Board of Directors (the "Board") of the Acquiror has requested that Houlihan Lokey Financial Advisors, Inc. ("Houlihan Lokey") provide an opinion (the "Opinion") to the Board as to whether, as of the date hereof, the Merger Consideration to be paid by the Acquiror for all of the outstanding shares of Holdco Common Stock in the Merger pursuant to the Agreement is fair to the Acquiror from a financial point of view. You have advised us and for purposes of our analyses and this Opinion we have at your direction assumed that, subject to certain adjustments as set forth in the Agreement, as to which we express no view or opinion, the Merger Consideration to be paid by the Acquiror in the Merger pursuant to the Agreement has a value of $235 million. You have further advised us and we have assumed that 85% of the Merger Consideration will be comprised of shares of Acquiror Common Stock, treating the shares of Acquiror Common Stock to be issued as part of the Merger Consideration as having a value equal to the volume weighted average of the trading prices of

Acquiror Common Stock on the New York Stock Exchange for the twenty consecutive trading days ending on the third trading day prior to the closing date of the Merger (but not more than $37.50 per share or less than $31.50 per share). In addition, for purposes of our analyses and this Opinion we have with your agreement not addressed any aspect or implication or otherwise taken into account or given effect to any potential tax liabilities arising in connection with the Restructuring or any special dividend permitted under the terms of the Agreement.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed a draft, dated June 6, 2013 of the Agreement;

  2.
  reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Acquiror;

  3.
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company and the Acquiror, including financial projections (and adjustments thereto) prepared by the management of the Acquiror relating to the Pono Business for the fiscal years ending 2013 through 2020 (the "Acquiror Projections for the Pono Business");

  4.
  spoken with certain members of the managements of the Company and the Acquiror regarding the respective businesses, operations, financial condition and prospects of the Pono Business and the Acquiror, the Merger and related matters;

  5.
  compared the financial and operating performance of the Pono Business with that of public companies that we deemed to be relevant;

  6.
  considered the publicly available financial terms of certain transactions that we deemed to be relevant; and

  7.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. As you are aware, we have been advised by the management of the Company that the Company does not regularly prepare projections with respect to the future financial performance of the Pono Business and consequently, at your direction, we have relied upon the Acquiror Projections for the Pono Business, which you have advised us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the future financial results and condition of the Pono Business and directed us to assume are a reasonable basis upon which to evaluate the Pono Business. With respect to the publicly available research analyst estimates for the Acquiror referred to above, we have reviewed and discussed such estimates with the management of the Acquiror and such management has advised us that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Acquiror and directed us to assume are a reasonable basis upon which to evaluate the Acquiror. We express no opinion with respect to the Acquiror Projections for the Pono Business or such publicly available research analyst estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Pono Business or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

        We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also been advised by management of the Acquiror and have assumed that the Merger will qualify, for federal income tax purposes, as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Merger, the Company or the Acquiror or any expected benefits of the Merger that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Acquiror, that any adjustments to the Merger Consideration pursuant to the Agreement or otherwise will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

        Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

        We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of the Company, the Acquiror or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Board, the Special Committee of the Board (the "Special Committee") or any other party with respect to alternatives to the Merger. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the shares of Acquiror Common Stock actually will be when issued pursuant to the Merger or the price or range of prices at which the shares of Holdco Common Stock or Acquiror Common Stock may be purchased or sold, or otherwise be transferable, at any time.

        This Opinion is furnished for the use of the Board and the Special Committee (in their capacities as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Special Committee, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise.

        In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Merger and their respective affiliates or any currency or commodity that may be involved in the Merger.

        Houlihan Lokey is currently providing financial advisory and valuation services to the Acquiror for which Houlihan Lokey has received compensation, and, subject to the consummation of the Transaction, Houlihan Lokey may provide additional financial advisory services to the Acquiror for which Houlihan Lokey will receive compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, other participants in the Merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Merger or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

        Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Merger. In addition, the Acquiror has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

        This Opinion only addresses whether the Merger Consideration to be paid by the Acquiror for all of the outstanding shares of Holdco Common Stock in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Acquiror and does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, other than assuming the consummation of the Restructuring prior to the Merger, any aspect or implication of the Restructuring or the Restructuring Agreements. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Special Committee, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, Pono Holdings, the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Pono Holdings, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Acquiror's or any other party's security holders or other constituents vis-à-vis any other class or group of the Acquiror's or such other party's security holders or other constituents, (vi) whether or not the Company, Pono Holdings, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Pono Holdings, the Acquiror or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the appropriate capital structure of the Acquiror, how the Acquiror should be financing the cash portion of the Merger Consideration or whether the Acquiror should be paying cash or issuing Acquiror Common Stock or a combination of both in the Merger, (ix) the dilutive or other effects of the Merger on the existing security holders of the Acquiror, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Special Committee, Pono Holdings, the Company, the Acquiror and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

        Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Acquiror for all of the outstanding shares of Holdco Common Stock in the Merger pursuant to the Agreement is fair to the Acquiror from a financial point of view.

Very truly yours,

/s/ HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        In addition to the indemnification rights and limitations on liability described below, A&B maintains standard insurance policies that insure A&B's directors and officers and those of A&B's subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

  Indemnification

        A&B's amended and restated articles of incorporation provide that A&B shall indemnify, and advance funds to pay for or reimburse expenses to, its directors and officers to the fullest extent permitted by law.

        Section 414-242 of the HBCA provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director of the corporation against liability incurred in the proceeding if:

  •
  the individual conducted himself or herself in good faith and the individual reasonably believed (i) in the case of conduct in the individual's official capacity, that the individual's conduct was in the best interests of the corporation, and (ii) in all other cases, that the individual's conduct was at least not opposed to the best interests of the corporation; and

  •
  in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; or

  •
  the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

        To the extent that a director is wholly successful in the defense of any proceeding to which the director was a party in his/her capacity as director of the corporation, the corporation is required by Section 414-243 of the HBCA to indemnify such director for reasonable expenses incurred thereby.

        Under Section 414-244 of the HBCA, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director, who is a party to a proceeding in his/her capacity as a director of the corporation, if the director delivers certain written affirmations and certain undertakings. Under certain circumstances, under Section 414-245 of the HBCA a director may apply for indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction.

        Furthermore, under Section 414-246 of the HBCA, indemnification may be made only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because a director has met the applicable standard, with such determination to be made:

  •
  by the board of directors by a majority vote of all the directors who were not parties to the proceeding or who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director's judgment when voting on the decision being made (a majority of whom constitute a quorum);

  •
  by special legal counsel; or

  •
  by a majority vote of the shareholders.

        Under Section 414-247 of the HBCA, a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because the officer is an officer of the corporation:

  •
  to the same extent as a director; and

  •
  if the person is an officer, but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or liability arising out of conduct that constitutes (i) receipt by the officer of a financial benefit to which the officer is not entitled; (ii) an intentional infliction of harm on the corporation or the shareholders; or (iii) an intentional violation of criminal law.

        The above-described provision applies to an officer who is also a director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer.

        Furthermore, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the HBCA and may apply to a court under Section 414-245 of the HBCA for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

  Limitations on Directors' Liability

        A&B's amended and restated articles of incorporation eliminate or limit the personal liability of directors to the maximum extent permitted by Hawaii law, which permits a corporation to eliminate or limit directors' liability in any action brought by shareholders or the corporation for monetary damages except for:

  •
  the amount of a financial benefit received by a director to which the director is not entitled;

  •
  an intentional infliction of harm on the corporation or the shareholders;

  •
  payment of a dividend or other distribution in violation of Section 414-223 of the HBCA; or

  •
  an intentional violation of criminal law.

        The foregoing is only a general summary of certain aspects of Hawaii law and A&B's amended and restated articles of incorporation dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Part IX of the HBCA, A&B's amended and restated articles of incorporation and A&B's bylaws, as amended.

Item 21.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.

        See the Exhibit Index immediately following the signature page of this registration statement.

Item 22.    Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of the Securities Act) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

            (i)  Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of the Securities Act), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

            (i)  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (a)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of the Securities Act);

            (b)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (c)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (d)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (6)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (8)   That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of the Securities Act), will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (9)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii, on July 5, 2013.

ALEXANDER & BALDWIN, INC.
By:	/s/ STANLEY M. KURIYAMA Stanley M. Kuriyama, Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stanley M. Kuriyama and Paul K. Ito, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ STANLEY M. KURIYAMA Stanley M. Kuriyama	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	July 5, 2013
/s/ PAUL K. ITO Paul K. Ito	Senior Vice President, Chief Financial Officer, Treasurer and Controller (Principal Financial Officer and Principal Accounting Officer)	July 5, 2013
/s/ W. ALLEN DOANE W. Allen Doane	Director	July 5, 2013

Signature	Title	Date

/s/ WALTER A. DODS, JR. Walter A. Dods, Jr.	Director	July 5, 2013
/s/ ROBERT S. HARRISON Robert S. Harrison	Director	July 5, 2013
/s/ CHARLES G. KING Charles G. King	Director	July 5, 2013
/s/ DOUGLAS M. PASQUALE Douglas M. Pasquale	Director	July 5, 2013
/s/ MICHELE K. SAITO Michele K. Saito	Director	July 5, 2013
/s/ JEFFREY N. WATANABE Jeffrey N. Watanabe	Director	July 5, 2013
/s/ ERIC K. YEAMAN Eric K. Yeaman	Director	July 5, 2013

INDEX TO EXHIBITS

Exhibit Number		Exhibit Title
2.1		Agreement and Plan of Merger, dated as of June 6, 2013, by and among Alexander & Baldwin, Inc., A&B II, LLC, Grace Pacific Corporation, GPC Holdings, Inc. and David C. Hulihee, in his capacity as the shareholders' representative (attached as Annex A to the proxy statement/prospectus contained in this Registration Statement)

3.1		Amended and Restated Articles of Incorporation of the Registrant (as amended through June 4, 2012) (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to Form 10 filed on June 8, 2012)

3.2		Amended and Restated Bylaws of the Registrant (as amended through June 4, 2012) (incorporated by reference to Exhibit 3.2 to Amendment No. 4 to Form 10 filed on June 8, 2012)

5.1	*	Opinion of Cades Schutte LLP, as to the validity of the Alexander & Baldwin, Inc. common stock being issued

8.1	*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, as to tax matters

8.2	*	Opinion of Sidley Austin LLP, as to tax matters

10.1		Voting Agreement (attached as Annex B to the proxy statement/prospectus contained in this Registration Statement)

10.2		Form of Lock-Up Agreement

21.1		List of subsidiaries of Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 21.1 to Form 10-K filed on February 28, 2013)

23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2		Consent of Deloitte & Touche LLP, Independent Auditors

23.3	*	Consent of Cades Schutte LLP (incorporated by reference to Exhibit 5.1 of this Registration Statement on Form S-4)

23.4	*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to this Registration Statement on Form S-4)

23.5	*	Consent of Sidley Austin LLP (incorporated by reference to Exhibit 8.2 to this Registration Statement on Form S-4)

24.1		Power of Attorney (see signature page)

99.1		Form of Alexander & Baldwin, Inc. Proxy Card

99.2	*	Form of GPC Holdings, Inc. Proxy Card

99.3		Consent of Houlihan Lokey Financial Advisors, Inc.

*
To be filed by amendment